BANCO BBVA ARGENTINA S.A.

FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022

Banco BBVA Argentina S.A.

TABLE OF CONTENTS

Financial statements for the fiscal year ended December 31, 2022, comparatively presented.

Consolidated Statement of Financial Position

Consolidated Statement of Income

Consolidated Statement of Other Comprehensive Income

Consolidated Statement of Changes in Shareholders’ Equity

Consolidated Statement of Cash Flows

Notes

Exhibits

Separate Statement of Financial Position

Separate Statement of Income

Separate Statement of Other Comprehensive Income

Separate Statement of Changes in Shareholders’ Equity

Separate Statement of Cash Flows

Notes

Exhibits

Project for the distribution of earnings

Reporting Summary

Independent auditors’ report on the audit of the consolidated financial statements

Independent auditors’ report on the audit of the separate financial statements

Supervisory Committee’s Report

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 21, 2022 AND 2021
(stated in thousands of pesos in constant currency - Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 54)

	Notes and Exhibits	12.31.22	12.31.21

ASSETS

Cash and deposits in banks	3 and Exhibit P	296,292,314	425,320,837

Cash		117,455,922	144,641,271
Financial institutions and correspondents		178,836,392	280,679,566
Argentine Central Bank (BCRA)		161,414,645	276,574,172
Other in the country and abroad		17,421,747	4,105,394

Debt securities at fair value	4 and Exhibit P	25,519,962	2,721,113

Derivatives	5 and Exhibit P	2,268,201	5,486,313

Repo transactions	6 and Exhibit P	52,564,802	267,934,977

Other financial assets	7	32,743,014	28,587,551

Loans and other financing	8	717,096,502	738,343,647

Non-financial government sector		1,399	1,441
Argentine Central Bank (BCRA)		9,034	-
Other financial institutions		4,231,777	8,201,090
Non-financial private sector and residents aborad		712,854,292	730,141,116

Other debt securities	9 and Exhibit P	645,103,305	360,348,729

Financial assets pledged as collateral	10 and Exhibit P	46,195,119	39,506,104

Current income tax assets	11. a)	38,707	4,391,320

Investments in equity instruments	12 and Exhibit P	938,347	4,319,292

Investments in associates	13	3,467,425	3,995,652

Property and equipment	14 and Exhibit F	96,104,394	99,191,276

Intangible assets	15 and Exhibit G	9,617,561	7,159,804

Deferred income tax assets	11. c)	1,520,164	1,707,156

Other non-financial assets	16	29,141,960	17,145,077

Non-current assets held for sale	17	225,079	588,486

TOTAL ASSETS		1,958,836,856	2,006,747,334

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2022 AND 2021
(stated in thousands of pesos in constant currency - Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 54)

	Notes and Exhibits	12.31.22	12.31.21

LIABILITIES

Deposits	18, Exhibits H and P	1,313,820,228	1,379,790,010

Non-financial Government Sector		9,680,134	25,857,759
Financial Sector		340,009	423,287
Non-financial Private Sector and Residents Abroad		1,303,800,085	1,353,508,964

Derivatives	5 and Exhibit P	334,340	612,069

Other financial liabilities	20 and Exhibit P	118,432,421	119,977,796

Financing received from the BCRA and other financial institutions	21 and Exhibit P	19,873,142	22,903,783

Corporate bonds issued	22 and Exhibit P	191,183	979,760

Current income tax liabilities	11. b)	7,248,079	690,092

Provisions	23 and Exhibit J	8,669,445	10,933,970

Deferred income tax liabilities	11.c)	6,691,575	15,990,755

Other non-financial liabilities	24	117,692,475	138,112,236

TOTAL LIABILITIES		1,592,952,888	1,689,990,471

EQUITY

Share capital	26	612,710	612,710
Non-capitalized contributions		77,582,620	77,582,620
Capital adjustments		55,995,859	55,995,859
Reserves		174,962,334	136,645,230
Retained earnings		10,803	(2,946,632)
Other accumulated comprehensive income/(loss)		(7,498,606)	1,357,353
Income for the year		58,814,985	41,263,736
Equity attributable to owners of the Parent		360,480,705	310,510,876
Equity attributable to non-controlling interests		5,403,263	6,245,987

TOTAL EQUITY		365,883,968	316,756,863

TOTAL LIABILITIES AND EQUITY		1,958,836,856	2,006,747,334

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF INCOME
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2022 AND 2021
(stated in thousands of pesos in constant currency - Note 2.1.5)
(Translation of Financial statements originally issued in Spanish - See Note 54)

	Notes and Exhibits	12.31.22	12.31.21

Interest income	27 and Exhibit Q	629,349,615	418,616,756
Interest expense	28 and Exhibit Q	(289,909,658)	(177,379,371)

Net interest income		339,439,957	241,237,385

Commission income	29 and Exhibit Q	81,479,386	87,081,632
Commission expenses	30 and Exhibit Q	(34,736,558)	(40,978,989)

Net commission income		46,742,828	46,102,643

Net income from financial instruments at fair value through profit or loss	31 and Exhibit Q	18,176,921	8,501,868
Net income (loss) from write-down of assets at amortized cost and at fair value through OCI	32	289,948	(238,226)
Foreing exchange and gold gains/(losses)	33	8,076,977	10,790,706
Other operating income	34	21,162,193	15,761,823
Loan loss allowance		(19,480,425)	(16,104,276)

Net operating income		414,408,399	306,051,923

Personnel benefits	35	(67,977,448)	(60,993,395)
Administrative expenses	36	(68,141,723)	(63,175,953)
Depreciation and amortization	37	(10,973,223)	(10,872,882)
Other operating expenses	38	(61,486,046)	(52,007,167)

Operating income		205,829,959	119,002,526

Income (loss) from associates and joint ventures		(466,497)	(81,528)
Gain (loss) on net monetary position	2.1.5.	(143,506,418)	(77,853,422)

Income before income tax		61,857,044	41,067,576

Income tax	11. d)	(3,922,673)	155,399

Net income for the year		57,934,371	41,222,975

Net income for the year attributable to:
Owners of the Parent		58,814,985	41,263,736
Non-controlling interests		(880,614)	(40,761)

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF INCOME
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2022 AND 2021
EARNINGS PER SHARE
AS OF DECEMBER 31, 2022 AND 2021
(stated in thousands of pesos in constant currency - Note 2.1.5)
(Translation of Financial statements originally issued in Spanish - See Note 54)

Accounts	12.31.22	12.31.21

Numerator:

Net income attributable to owners of the Parent	58,814,985	41,263,736
Net income attributable to owners of the Parent adjusted to reflect the effect of dilution	58,814,985	41,263,736

Denominator:

Weighted average of outstanding common shares for the year	612,710,079	612,710,079
Weighted average of outstanding common shares for the year adjusted to reflect the effect of dilution	612,710,079	612,710,079

Basic earnings per share (stated in thousands of pesos)	95.9915	67.3463
Diluted earnings per share (stated in thousands of pesos) (1)	95.9915	67.3463

(1)	As Banco BBVA Argentina S.A. has not issued financial instruments with dilution effects on earnings per share, basic earnings and diluted earnings per share are equal.

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2022 AND 2021
(Stated in thousands of pesos in constant currency - Note 2.1.5)
(Translation of Financial statements originally issued in Spanish - See Note 54)

	Note	12.31.22	12.31.21

Net income for the year		57,934,371	41,222,975

Other comprehesive income components to be reclassified to income/(loss) for the year:

Share in Other Comprehensive Income from associates and joint ventures at equity method

Income/(Loss) for the year on the Share in OCI from associates and joint ventures at equity method		109,017	(6,940)

		109,017	(6,940)

Profit or losses from financial instruments at fair value through OCI

Income/(Loss) for the year on financial instruments at fair value through OCI		(12,460,706)	1,339,785
Reclassification adjustment for the year		(272,217)	208,433
Income tax	11.d)	3,805,803	(389,109)

		(8,927,120)	1,159,109

Other comprehesive income components not to be reclassified to income/(loss) for the year:

Income or loss on equity instruments at fair value through OCI (IFRS 9, paragraph 5.7.5)

Loss for the year on equity instruments at fair value through OCI		(37,869)	(25,407)

		(37,869)	(25,407)

Total Other Comprehensive Income/(loss) for the year		(8,855,972)	1,126,762

Total Comprehensive Income		49,078,399	42,349,737

Total comprehensive income:
Attributable to owners of the Parent		49,959,026	42,390,498
Attributable to non-controlling interests		(880,627)	(40,761)

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS´EQUITY
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022
(stated in thousands of pesos in constant currency - Note 2.1.5)
(Translation of Financial statements originally issued in Spanish - See Note 54)

	2022
	Share	Non-capitalized		Other Comprehensive		Retained
	Capital	contributions		Income		Earnings
	Outstanding shares	Share premium		Income (loss) on financial instruments at fair value through OCI	Other				Total equity attributable to controlling interests	Total equity attributable to non-controlling interests	Total
								Retained earnings
			Adjustments to equity
Transactions						Legal	Other

Restated balances at the beginning of the year	612,710	77,582,620	55,995,859	1,466,371	(109,018)	66,237,595	70,407,635	38,317,104	310,510,876	6,245,987	316,756,863

Impact of the implementation of the financial reporting framework established by the BCRA -IFRS 9, paragraph 5.5 for Related Companies(Note 2.5.)	-	-	-	-	-	-	-	10,803	10,803	37,903	48,706

Adjusted balance at the beginning of the year	612,710	77,582,620	55,995,859	1,466,371	(109,018)	66,237,595	70,407,635	38,327,907	310,521,679	6,283,890	316,805,569

Total comprehensive income for the year
- Net income for the year	-	-	-	-	-	-	-	58,814,985	58,814,985	(880,614)	57,934,371
- Other Comprehensive Income for the year	-	-	-	(8,964,976)	109,017	-	-	-	(8,855,959)	(13)	(8,855,972)

-Distribution of Retained Earnings as per Shareholders' Resolution dated April 29, 2022 (Note 43)
Legal Reserve	-	-	-	-	-	7,663,421	-	(7,663,421)	-	-	-
Other	-	-	-	-	-	-	30,653,683	(30,653,683)	-	-	-

Balances at fiscal year end	612,710	77,582,620	55,995,859	(7,498,605)	(1)	73,901,016	101,061,318	58,825,788	360,480,705	5,403,263	365,883,968

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021
(stated in thousands of pesos in constant currency - Note 2.1.5)
(Translation of Financial statements originally issued in Spanish - See Note 54)

	2021
	Share	Non-capitalized		Other Comprehensive		Retained
	Capital	contributions		Income		Earnings
	Outstanding shares	Share premium		Losses on financial instruments at fair value through OCI	Other				Total equity attributable to controlling interests	Total equity attributable to non-controlling interests	Total
								Retained earnings
			Adjustments to equity
Transactions						Legal	Other

Restated balances at the beginning of the year	612,710	77,582,620	55,995,859	332,669	(102,078)	66,237,595	187,597,745	(86,535,229)	301,721,891	6,286,748	308,008,639

Adjusted income from previous years (see Note 2.1.1.b))	-	-	-	-	-	-	-	(2,946,642)	(2,946,642)	-	(2,946,642)

Adjusted balance at the beginning of the year	612,710	77,582,620	55,995,859	332,669	(102,078)	66,237,595	187,597,745	(89,481,871)	298,775,249	6,286,748	305,061,997

Total comprehensive income for the year
- Net income for the year	-	-	-	-	-	-	-	41,263,736	41,263,736	(40,761)	41,222,975
- Other Comprehensive Income for the year	-	-	-	1,133,702	(6,940)	-	-	-	1,126,762	-	1,126,762

- Distribution of Retained Earnings as per Shareholders' Resolution dated April 20, 2021 (Note 43)
Cash dividends (1)	-	-	-	-	-	-	(17,507,119)	-	(17,507,119)	-	(17,507,119)
Absorption of accrued losses	-	-	-	-	-	-	(86,535,239)	86,535,239	-	-	-
	-						-
- Distribution of Retained Earnings as per Shareholders' Resolution dated November 3, 2021 (Note 43)
Cash dividends (2)	-	-	-	-	-	-	(13,147,752)	-	(13,147,752)	-	(13,147,752)

Balances at fiscal year end	612,710	77,582,620	55,995,859	1,466,371	(109,018)	66,237,595	70,407,635	38,317,104	310,510,876	6,245,987	316,756,863

(1) It represents $ 28.57 per share stated in historical currency.
(2) It represents $ 21.46 per share.

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022 AND 2021
(stated in thousands of pesos in constant currency - Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 54)

Accounts	12.31.22	12.31.21

Cash flows from operating activities

Income before income tax	61,857,044	41,067,576

Adjustment for total monetary income for the year	143,506,418	77,853,422

Adjustments to obtain cash flows from operating activities:	32,784,073	80,975,868
Depreciation and amortization	10,973,223	10,872,882
Loan loss allowance	19,480,425	16,104,276
Effect of foreign exhange changes on cash and cash equivalents	(1,212,110)	44,868,750
Loss for the sale of Prisma Medios de Pagos S.A.	(4,388,676)	-
Income from put option taken - Prisma Medios de Pagos S.A.	-	2,302,454
Other adjustments	7,931,211	6,827,506

Net increases from operating assets:	(1,068,855,179)	(602,763,538)
Debt securities at fair value through profit or loss	(35,287,767)	(5,017,494)
Derivatives	1,736,775	585,176
Repo transactions	149,441,563	(199,773,264)
Loans and other financing	(449,308,188)	(231,652,707)
Non-financial government sector	(1,328)	(321)
Other financial institutions	(596,989)	(5,638,156)
Non-financial private sector and residents abroad	(448,709,871)	(226,014,230)
Other debt securities	(677,916,427)	(150,343,562)
Financial assets pledged as collateral	(34,925,506)	(4,227,024)
Investments in equity instruments	3,897,369	1,730,291
Other assets	(26,492,998)	(14,064,954)

Net increases from operating liabilities:	942,808,800	637,530,373
Deposits	787,212,147	526,975,723
Non-financial government sector	(2,487,971)	16,784,353
Financial sector	218,454	(1,712,192)
Non-financial private sector and residents abroad	789,481,664	511,903,562
Liabilities at fair value through profit or loss	41,830	127,071
Derivatives	162,334	387,017
Other liabilities	155,392,489	110,040,562

Income tax paid	(1,625,192)	(7,316,563)

Total cash flows generated by operating activities	110,475,964	227,347,138

CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2022 AND 2021
(stated in thousands of pesos in constant currency - Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 54)

Accounts	12.31.22	12.31.21

Cash flows from investing activities

Payments:	(28,289,796)	(16,303,218)
Purchase of property and equipment, intangible assets and other assets	(16,410,002)	(15,667,059)
Other payments related to investing activities	(11,879,794)	(636,159)

Collections:	1,136,924	1,698,463
Other collections related to investing activities	1,136,924	1,698,463

Total cash flows used in investing activities	(27,152,872)	(14,604,755)

Cash flows from financing activities

Payments:	(6,482,791)	(10,469,927)
Non-subordinated corporate bonds	(747,514)	(2,327,965)
Financing from local financial institutions	(3,592,216)	(465,014)
Other payments related to investing activities	-	(4,948,127)
Leases	(2,143,061)	(2,728,821)

Collections:	561,575	14,109
BCRA	10,158	14,109
Other collections related to financing activities	551,417	-

Total cash flows used in financing activities	(5,921,216)	(10,455,818)

Effect of exchange rate changes on cash and cash equivalents	1,212,110	(44,868,750)
Loss on net monetary position of cash and cash equivalents	(207,642,509)	(179,332,543)

Total changes in cash flows	(129,028,523)	(21,914,728)
Restated cash and cash equivalents at the beginning of the year (Note 3)	425,320,837	447,235,565
Cash and cash equivalents at fiscal year-end (Note 3)	296,292,314	425,320,837

Notes and exhibits are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54)

1.	General Information
1.1.	Information on Banco BBVA Argentina S.A.

Banco BBVA Argentina S.A. (hereinafter, either “BBVA Argentina”, the “Entity” or the “Bank”) is a corporation (“sociedad anónima”) incorporated under the laws of Argentina, operating as a universal bank with a network of 243 national branches.

Since December 1996, BBVA Argentina is part of the global strategy of Banco Bilbao Vizcaya Argentaria S.A. (hereinafter, either “BBVA” or the “Parent”), which directly and indirectly controls the Entity, by holding 66.55% of the share capital as of December 31, 2022.

These consolidated financial statements include the Entity and its subsidiaries (collectively referred to as the “Group”). Basis of consolidation is described in Note 2.2.

Part of the Entity's capital stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, the New York Stock Exchange, and the Madrid Stock Exchange.

1.2.	Evolution of the macroeconomic situation and the financial and capital systems

The Entity continues to operate in a complex economic context, signaled by the persistence of high inflation levels, which have reached 94.8% YoY. This scenario is accompanied by volatile financial variables, including, among others, a country risk indicator which has increased even after the renegotiation of the sovereign debt with private creditors and the IMF, as well as the imputed exchange rates impacting the outstanding public debt denominated in foreign currency.

Then, among others resolutions, changes to the tax regime were made, including changes in the income tax, foreign trade withholdings and new specific regulations were also established enabling the access to the foreign exchange market, both for individuals and legal entities.

Simultaneously, the public debt restructuring process continued both under Argentine and foreign laws, including various voluntary swaps and agreements related to the payables to the International Monetary Fund and the Paris Club, among others.

Particularly, as regards the U.S. dollar price, since the end of 2019 the gap between the official U.S. dollar price -mainly used for foreign trade- and the alternative values arising from stock exchange transactions and also with respect to the non-official value significantly widened, reaching about 97% as of the date of issuance of the accompanying financial statements.

Although as of the date of these financial statements, certain volatility levels above mentioned have decreased, the national and international macroeconomic context generates certain degree of uncertainty regarding its future progress, considering the armed conflict between Russia and Ukraine and the effect of the pandemic mentioned in note 1.3. Effects of the coronavirus outbreak (Covid-19) in the economic recovery level globally.

In view of the above, the Entity's Management permanently monitors the evolution of the abovementioned situations in the international and local markets, in order to determine the possible actions to be taken and identify possible impacts on its equity and financial position, which may require disclosure in the financial statements of future periods.

1.3. Effects of the coronavirus outbreak (Covid-19)

In early March 2020, the World Health Organization declared Coronavirus (Covid-19) a pandemic. This emergency situation over public health was worldwide expanded and several countries took different measures to contain the effects. This situation and the measures adopted have materially affected the international economy activity with different impacts on several countries and business lines.

Particularly in the Argentine Republic, along with health protection rules, tax and financial measures were taken to mitigate the impact on the economy associated with the pandemic, including public direct financial assistance measures for part of the population, the establishment of financial and fiscal facilities for both individuals and companies.

The Entity's Management monitors the development of the situation on an ongoing basis in order to define the actions to be taken and identify their potential impact on its financial position.

As of the date of these financial statements, the above-described events have not had a material impact on the Entity’s financial position, results of operations and/or cash flows. Management believes that no material impacts will occur in the future if activity remains, at least, at current levels.

2.	BASIS FOR THE PREPARATION OF THESE FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS

2.1. Presentation basis

2.1.1. Applicable Accounting Standards

These consolidated financial statements of the Bank were prepared in accordance with the financial reporting framework set forth by the BCRA (Communication “A” 6114 of the BCRA, as supplemented). Except for the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

Out of the exceptions set forth by the BCRA to the application of current IFRS, the following affect the preparation of these consolidated financial statements:

a)	Within the framework of the convergence process to IFRS established by Communication “A” 6114, as amended and supplemented, the BCRA provided that for fiscal years starting on or after January 1, 2020, financial institutions defined as “Group A” according to BCRA regulations, as such is the case of the Entity, are required to start to apply paragraph 5.5 “Impairment” of IFRS 9 “Financial Instruments” (paragraphs B5.5.1 through B5.5.55) except for exposures to the public sector, considering the exclusion set forth by Communication “A” 6847.

Had the abovementioned paragraph 5.5. “Impairment” been applied in full, according to a global estimate made by the Entity, as of December 31, 2022 and 2021, its shareholders’ equity would have been reduced by 4,482,561 and 3,723,823, respectively.

b)	As of December 31, 2021, the Entity valued its remaining interest in Prisma Medios de Pago SA (“Prisma”) following the guidelines set forth by applicable standards and considering a valuation report as of December 31, 2020 issued by independent experts subject to the provisions of Memoranda No. 7/2019 and No. 8/2021 dated April 29, 2019 and May 22, 2021, respectively, received from the BCRA, which set forth specific provisions as regards the measurement of such interest. Considering those provisions, the Entity has made adjustments to the fair value previously determined (see Note 12.1).

In addition, the Bank recognized an adjustment to previous years’ profits, at the request of the BCRA. By means of Memorandum No. 8/2021 dated May 22, 2021, that is, subsequent to the financial statements as of December 31, 2020, the Bank was required to adjust the fair value recognized in respect of its equity interest in Prisma Medios de Pago S.A. as of December 31, 2020.

For disclosure purposes only, such adjustment had an impact on the items “Investments in Equity Instruments” by 4,209,490 (decrease) and “Unappropriated retained earnings” by 2,946,642 (net decrease in deferred income tax) in the comparative Consolidated Statement of Financial Position and in the comparative Consolidated Statement of Changes in Shareholders’ Equity as of December 31, 2021.

In determining the valuation of such equity interest, the Bank followed the guidelines set out under applicable standards, also considering a valuation report as of December 31, 2020 issued by independent appraisers.

In March 2022, the shares corresponding to the abovementioned interest were transferred and the income (loss) from their sale was recorded in the quarter ended March 31, 2022. Had the IFRS been applied in order to determine the fair value above mentioned, the income (loss) of previous years and for the fiscal year ended December 31, 2022 would have changed. However, this situation does not generate differences as regards the shareholders’ equity value as of December 31, 2022.

c)	On May 29, 2017, the BCRA issued Memorandum No. 6/2017 whereby the Entity was required to account for a provision in liabilities for the reassessment of income tax applying the inflation adjustment for tax purposes. As described in Note 11, such provision was fully reversed as of December 31, 2021.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Entity comply with the IFRS that have been currently approved and are applicable in the preparation of these consolidated financial statements in accordance with the IFRS as adopted by the BCRA as per Communication “A” 7411. In general, the BCRA does not allow the early application of any IFRS, unless otherwise specified.

These financial statements were approved by the Board of Directors of Banco BBVA Argentina S.A. on March 6, 2023.

2.1.2. Figures stated in thousands of pesos

These consolidated financial statements expose figures stated in thousands of Argentine pesos in terms of purchasing power as of December 31, 2022 and are rounded to the nearest amount in thousands of pesos.

2.1.3. Presentation of Statement of Financial Position

The Entity presents its Statement of Financial Position in order of liquidity, according to the model set forth in Communication “A” 6324 of the BCRA.

Financial assets and financial liabilities are generally reported in gross figures in the Statement of Financial Position. They are offset and reported on a net basis only if there is a legal and unconditional right to offset them and Management has the intention to settle them on a net basis or to realize assets and settle liabilities simultaneously.

These consolidated financial statements were prepared on the basis of historical amounts, except for certain species which were valued at Fair value through Other Comprehensive Income (OCI) or at Fair Value through Profit or Loss. In addition, in the case of derivatives, both assets and liabilities were valued at Fair Value through profit or loss.

2.1.4. Comparative information

The Consolidated Statements of Financial Position, Income, Other Comprehensive Income, Changes in Shareholders’ Equity and Cash Flows and the related Notes as of December 31, 2022 are presented comparatively with the previous fiscal year end.

The figures of comparative information have been restated in order to consider the changes in the general purchasing power of the currency and, as a result, are stated in the measuring unit current as of the end of the reporting year (see “Measuring unit” below).

2.1.5. Measuring unit

These consolidated financial statements as of December 31, 2022 have been restated to be expressed in the purchasing power currency as of that date, as set forth in IAS 29 and considering, in addition, the particular standards issued by the BCRA in Communications “A” 6651, 6849, as amended and supplemented, which established that such method should be applied to financial statements for fiscal years starting on or after January 1, 2020 and defined December 31, 2018 as transition date.

IFRS requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be restated in constant currency. In order to achieve uniformity in the identification of such an economic environment, IAS 29 "Financial Reporting in Hyperinflationary Economies" establishes (i) certain non-exclusive qualitative indicators consisting of analyzing the behavior of the population, prices, interest rates and salaries in view of the evolution of price indexes and the loss of purchasing power of the currency, and (ii) as a quantitative characteristic, which is the condition most commonly considered in practice, to verify whether the cumulative inflation rate in three years approaches or exceeds 100%. Due to several macroeconomic factors, three-year inflation was above this figure, while the national government's targets and other available projections indicate that this trend will not be reversed in the short term.

Such restatement should be made as if the economy has always been hyperinflationary, using a general price index that reflects the changes in the purchasing power of currency. In order to make such restatement, a series of indexes prepared and published on a monthly basis by the Argentine Federation of Professional Councils of Economic Sciences (“FACPCE”), which combines the domestic consumer price index (CPI) published by the National Institute of Statistics and Census (INDEC, as per its Spanish acronym) as from January 2017 (base month: December 2016) with the domestic wholesale price index (IPIM, as per its Spanish acronym) published by INDEC until such date, computing for November and December 2015, for which the INDEC did not published any information on the variation of the IPIIM, the variation of the CPI in the City of Buenos Aires.

Considering the index referred above, inflation for the fiscal years ended December 31, 2022 and 2021 was 94.79% and 50.94%, respectively.

Below is a description of the main impacts of applying IAS 29 and the restatement process of financial statements set forth by Communication “A” 6849, as supplemented, of the BCRA:

a)	Description of the main aspects of the restatement process of the statement of financial position:

i.	Monetary items (those with a fixed nominal value in local currency) are not restated, as they are already expressed in the measuring unit current as of the end of the reporting year. In an inflationary period, holding monetary assets generates a loss of purchasing power and holding monetary liabilities generates a gain in purchasing power, provided that such items are not subject to an adjustment mechanism that may offset these effects to some extent. Gain or loss on net monetary position is included in income (loss) for the reporting year.
ii.	Assets and liabilities subject to adjustments pursuant to specific agreements are adjusted according to such agreements.
iii.	Non-monetary items measured at their current values at the end of the reporting year are not restated for their presentation in the statement of financial position, but the adjustment process must be completed in order to determine in terms of constant measuring unit, the gain or loss generated for holding those non-monetary items.

iv.	Non-monetary items measured at historical cost or at a value current as of a date prior to the end of the reporting year are restated at indexes that reflect the variation occurred in the general price index level as from the date of acquisition or restatement until the closing date, and then the restated amounts of said assets are compared with the relevant recoverable values. Income (loss) for the year from depreciation of property and equipment and amortization of intangible assets, as well as any other consumption of non-monetary assets are determined based on the new restated amounts.
v.	The restatement of non-monetary assets in terms of a measuring unit current at the end of the reporting year without an equivalent adjustment for tax purposes results in a taxable temporary difference and the recognition of deferred tax liabilities, whose balancing entry is recognized in income or loss for the year.

b)	Description of the main aspects of the restatement process of the statements of income and other comprehensive income:

i.	Expenses and income are restated as from the date of their booking, except those income or loss items that reflect or include in their determination the consumption of assets in purchasing power currency of a date prior to the booking of the consumption, which are restated taking as basis the date of origination of the asset with which the item is related; and also except for income or loss arising from comparing two measurements expressed in purchasing power currency of different dates, for which it is necessary to identify the amounts compared, restate them separately, and make the comparison again, but with the amounts already restated.
ii.	Gain or loss on net monetary position will be classified according to the item that originated it, and is presented in a separate line reflecting the effect of inflation on monetary items.

c)	Description of the main aspects of the restatement process of the statement of changes in shareholders’ equity:

i.	As of the transition date (December 31, 2018), the Entity has applied the following procedures:
a)	Equity items, except those stated below, are restated as from the date on which they were subscribed for or paid-in, as set forth in Communication “A” 6849 for each particular item.
b)	Reserves, including the reserve for first time application of IFRS, were maintained at their nominal value as of the transition date (non-restated legal amount).
c)	Restated unappropriated retained earnings are determined according to the difference between restated net assets as of the transition date and the rest of the components of initial equity restated as described above.
d)	Balances of other accumulated comprehensive income were restated as of the transition date.

ii.	After the restatement as of the transition date stated in (i) above, all the shareholders’ equity components are restated by applying the general price index from the beginning of the fiscal year and each variation of those components is restated from the date of contribution or from the moment such variation occurred by other means, restating the balances of other accumulated comprehensive income according to the items that give rise to it.

d)	Description of the main aspects of the restatement process of the statement of cash flows:

i.	All items are restated in terms of the measuring unit current as of the end of the reporting year.
ii.	Monetary gain or loss on the components of cash and cash equivalents are disclosed in the statement of cash flows after operating, investing and financing activities, in a separate line and independent from them, under “Gain/loss on net monetary position of cash and cash equivalents”.

2.2.	Basis of consolidation

The consolidated financial statements comprise the Entity’s and its subsidiaries’ financial statements (the “Group”) as of December 31, 2022 and 2021.

Subsidiaries are all entities controlled by the Bank. The Bank controls an entity when it is exposed to, or has rights to, variable returns from its continued involvement with the entity and has the ability to manage the operating and financial policies of that entity, in order to affect those returns.

This is generally observed in the case of an ownership interest representing more than 50% of its shares entitled to vote.

However, under particular circumstances, the Entity may exercise control with an ownership interest below 50% or may not exercise control even with an ownership interest above 50% in the shares of an investee.

When assessing if an Entity has power over an investee and therefore, whether it controls the variability of its returns, the Entity considers all the relevant events and circumstances, including:

-	The purpose and design of the investee.
-	The relevant activities, the decision-making process on these activities and whether the Entity and its subsidiaries can manage those activities.
-	Contractual agreements such as call options, put options and settlement rights.
-	If the Entity and its subsidiaries are exposed to, or entitled to, variable returns arising from their interest in the investee, and are empowered to affect their variability.

Subsidiaries are fully consolidated as from the date on which effective control thereof is transferred to the Entity and they are no longer consolidated as from the date on which such control ceases. These consolidated financial statements include the Entity’s and its subsidiaries’ assets, liabilities, profit or loss and each component of other comprehensive income. Transactions among consolidated entities are fully eliminated.

Any change in the ownership interest in a subsidiary, without loss of control, is booked as an equity transaction. Conversely, if the Entity loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other equity components, while any resulting gain or loss is recognized in profit or loss, and any retained investment is recognized at fair value at the date of loss of control.

The financial statements of subsidiaries have been prepared as of the same date and for the same accounting periods as those of the Entity, using related accounting policies consistently with those applied by the Entity. If necessary, relevant adjustments are made to the financial statements of subsidiaries so that the accounting policies used by the Group are uniform.

The Entity and its subsidiaries consider the Argentine peso as their functional and presentation currency.

Besides, non-controlling interests represent the portion of income or loss and shareholders’ equity that does not belong, either directly or indirectly, to the Entity. Non-controlling interests are exposed in these financial statements in a separate line in the Statements of Financial Position, of Income, Other Comprehensive Income and Changes in Shareholders’ Equity.

As of December 31, 2022 and 2021, the Entity has consolidated its financial statements with the financial statements of the following companies:

Subsidiaries	Registered Office	Province	Country	Main Business Activity
Volkswagen Financial Services Cía. Financiera S.A.	Av. Córdoba 111	City of Buenos Aires	Argentina	Financing
PSA Finance Arg. Cía. Financiera S.A.	Carlos María Della Paolera 265, piso 22	City of Buenos Aires	Argentina	Financing
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.(under liquidation proceedings)(1)	Av. Córdoba 111, piso 22	City of Buenos Aires	Argentina	Retirement and Pension Fund Manager
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	Av. Córdoba 111, piso 30	City of Buenos Aires	Argentina	Mutual Funds Management

(1)	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) “Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)”: a corporation incorporated under the laws of Argentina undergoing liquidation proceedings. On December 4, 2008, Law No. 26425 was enacted, providing for the elimination and replacement of the capitalization regime that was part of the Integrated Retirement and Pension System, with a single pay-as-you go system named the Argentine Integrated Retirement and Pensions System (SIPA). Consequently, Consolidar A.F.J.P. S.A. ceased to manage the resources that were part of the individual capitalization accounts of affiliates and beneficiaries of the capitalization regime of the Integrated Retirement and Pension System, which were transferred to the Guarantee Fund for the Sustainability of the Argentine Retirement and Pension Regime as they were already invested, and the Argentine Social Security Office (ANSES) is now the sole and exclusive owner of those assets and rights. Likewise, on October 29, 2009, the ANSES issued Resolution No. 290/2009, whereby retirement and pension fund managers interested in reconverting their corporate purpose to manage the funds for voluntary contributions and deposits held by participants in their capitalization accounts had 30 business days to express their intention to that end. On December 28, 2009, based on the foregoing and taking into consideration that it is impossible for Consolidar A.F.J.P. S.A. to comply with the corporate purpose for which it was incorporated, it was resolved, at a Unanimous General and Extraordinary Shareholders’ Meeting to approve the dissolution and subsequent liquidation of that company effective as of December 31, 2009.

As of December 31, 2022 and 2021, the Entity’s interest in consolidated companies is as follows:

Subsidiaries	Shares		Interest held by the Company		Non-controlling Interest
	Type	Number	Total share capital	Votes	Total share capital	Votes
Volkswagen Financial Services Cía. Financiera S.A.	Common	897,000,000	51.00%	51.00%	49.00%	49.00%
PSA Finance Arg. Cía. Financiera S.A.	Common	52,178	50.00%	50.00%	50.00%	50.00%
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (under liquidation proceedings)	Common	115,738,503	53.89%	53.89%	46.11%	46.11%
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	Common	242,524	100.00%	100.00%	0.00%	0.00%

The Board of Directors of Banco BBVA Argentina S.A. considers that there are no other companies or structured entities that should be included in the consolidated financial statements as of December 31, 2022.

Trusts

The Group acts as a trustee for financial, management and guarantee trusts (see Note 49). Upon determining if the Group controls the trusts, the Group has analyzed the existence of control, under the terms of IFRS 10. Consequently, how power is configured on the relevant activities of the vehicle, the impact of changes in returns over those Structured Entities on the Group, and the relation of both have been evaluated on a case-by-case basis. In all cases, it has been concluded that the Group acts as an agent and therefore does not consolidate those trusts.

Mutual funds

The Group acts as fund manager in various mutual funds (see Note 50). To determine whether the Group controls a mutual fund, the aggregate economic interest of the Group in such mutual fund (comprising any carried interests and expected management fees) is usually assessed, and it is considered that investors have no right to remove the fund manager without cause.

2.3.	Significant accounting policies

These consolidated financial statements as of December 31, 2022 have been prepared in accordance with the financial reporting framework set forth by the BCRA mentioned in Note 2.1.1 “Applicable accounting policies”.

In preparing these consolidated financial statements, in addition to what is explained in Notes 2.1.5 “Measuring Unit" and 2.5 "Regulatory changes introduced during this fiscal year", the Entity has consistently applied the basis of presentation and consolidation, accounting policies and significant accounting judgments, estimates and assumptions in the fiscal year reported in these consolidated financial statements, except as indicated in Note 2.5.

2.3.1. Going concern

The Entity's Management conducted an assessment of its ability to continue as a going concern and concluded that it has the resources to continue in business for the foreseeable future. Furthermore, Management is not aware of any material uncertainties that could call into question the Entity's ability to continue as a going concern. Therefore, these consolidated financial statements were prepared on a going concern basis.

2.3.2. Foreign currency

Transactions in foreign currencies are translated into the respective functional currency of Group entities at the spot exchange rates published by the BCRA at the date of the transactions.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the spot exchange rate at fiscal year-end.

Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the spot exchange rate at the date on which the fair value is determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated using the spot exchange rate at the date of the transaction.

Exchange rate differences are recognized in the Consolidated Statement of Income in the line “Foreign exchange and gold gains/ (losses)”.

2.3.3. Cash and cash equivalents

Cash and cash equivalents includes cash, bank deposits, balances with no restrictions kept with the BCRA and on-demand accounts held at domestic and foreign financial institutions.

Cash and cash equivalents are carried at amortised cost in the Consolidated Statement of Financial Position.

2.3.4. Financial assets and liabilities

a) Recognition

The Group initially recognizes loans, deposits, debt securities issued and liabilities on the date on which they are originated. All other financial instruments (including ordinary course purchases and sales of financial assets) are recognized on the trade date, which is the date when the Group becomes party to the contractual provisions of the instrument.

The Group recognizes purchases of financial instruments with the commitment to resell at a certain price (repos) as a loan granted in the line “Repo transactions” in the Consolidated Statement of Financial Position. The difference between the purchase and sale prices of those instruments is recorded as interest accrued during the term of the transactions using the effective interest method and is accounted for in the line "Interest income" in the Consolidated Statement of Income.

Financial assets and liabilities are initially recognized at fair value. Instruments not measured at fair value through profit or loss are recognized at fair value plus (in the case of assets) or less (in the case of liabilities) the transaction costs directly attributable to the acquisition of the asset or the issuance of the liability.

The transaction price is usually the best evidence of fair value at initial recognition.

However, if the Group determines that the fair value at initial recognition is different from the consideration received or paid, when the fair value is classified as Level 1 or 2, the financial instrument is initially recognized at fair value and the difference is recognized in profit or loss. If the fair value at initial recognition is classified as Level 3, the difference between the fair value and the consideration is deferred.

b) Classification of financial assets

On initial recognition, financial assets are classified and measured at amortized cost, fair value through other comprehensive income (OCI) or fair value through profit or loss.

A financial asset is measured at amortized cost if it meets both of the following conditions:

-   the asset is held within a business model whose objective is to hold assets to collect contractual cash flows, and

-   The contractual terms of the financial asset give rise to cash flows that are “solely payments of principal and interest.”

A financial asset is measured at fair value through OCI if it meets both of the following conditions:

-	the asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and
-	the contractual terms of the financial asset give rise to cash flows that are “solely payments of principal and interest.”

On initial recognition of an equity investment that is not held for trading, the Group may, for each individual instrument, present subsequent changes in fair value in OCI.

All other financial assets are classified as measured at fair value through profit or loss. This category includes derivative financial instruments.

Business model assessment

The Group makes an assessment of the objective of a business model in which an asset is held at a portfolio level. The information considered includes:

-   the stated policies and objectives for the portfolio and the operation of those policies in practice. In particular, whether Management focuses on revenues derived from contractual interest;

-   how the performance of the portfolio is assessed and reported to Management;

-   the risks that affect the performance of the business model and how those risks are managed;

-   how managers of the portfolio are compensated – e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and

-   the frequency, volume and timing of sales in prior periods, the reasons for such sales and its expectations about future sales activity. However, information about sales levels is not considered in isolation, but as part of an overall assessment of how the Group sets its financial asset management objectives.

Financial assets that are held for trading or managed and whose performance is evaluated on a fair value basis are measured at fair value through profit or loss.

Assessment on whether cash flows are “solely payments of principal and interest” (SPPI test)

In the assessment of whether contractual cash flows are “solely payments of principal and interest”, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risks associated with the principal amount outstanding. This includes assessing whether the financial asset contains contractual terms that could change the timing or amount of contractual cash flows such that it would not meet this condition.

In performing such assessment, the Group considers:

-	contingent events that would change the amount and timing of cash flows;
-	leverage features;
-	prepayment and extension terms;
-	terms that limit the Bank's claim to cash flow from specified assets; and
-	features that modify consideration of the time value of money (e.g. periodical reset of interest rate).

Reclassifications

Financial assets are not reclassified after their initial recognition, except for a change in the Group's business models. Financial liabilities are not reclassified.

c) Classification of financial liabilities

The Group classifies its financial liabilities, other than derivatives, guarantees issued and liabilities at fair value through profit or loss as measured at amortized cost.

Financial instruments held for trading and derivatives are measured at fair value through profit or loss.

Financial liabilities held for trading have been acquired or incurred principally for the purpose of selling or repurchasing in the near term, or held as part of a portfolio that is managed together for short-term profit or position taking. Trading liabilities are initially recognised and subsequently measured at fair value in the Consolidated Statement of Financial Position, with transaction costs recognised in profit or loss. All changes in fair value are recognised as part of net trading income in profit or loss.

Financial guarantees are contracts that require the Group to make specified payments to reimburse the holder for a loss that it incurs because a specified debtor fails to make payment when it is due in accordance with the terms of a debt instrument.

The debt from financial guarantees issued is initially recognized at fair value. The debt is subsequently measured at the higher of the amortized amount and the present value of any expected payment to settle the liability when a payment under the contract has become probable.

The Group recognizes sales of financial instruments with the commitment of non-optional repurchase at a certain price (repos) as a financing received in the line “Repo transactions” in the Consolidated Statement of Financial Position. The difference between the purchase and sale prices of those instruments is recorded as interest accrued during the term of the transactions using the effective interest method and is accounted for in the line "Interest expenses" in the Consolidated Statement of Income.

d) Derecognition of financial assets and liabilities

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

On derecognition of a financial asset, the difference between the carrying amount of the asset and the consideration received and any balance in OCI is recognized in profit or loss.

The Group derecognizes a financial liability when its contractual obligations are discharged or settled, or expire. When an existing financial liability is replaced with another from the same borrower under significantly different conditions, or the conditions are substantially modified, said replacement or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference between both is recognized in profit or loss.

e) Measurement at amortized cost

The amortized cost of a financial asset or liability is the amount of its initial recognition less the capital reimbursements, plus or less the amortization, using the effective interest method, of any difference between the initial amount and the amount at maturity. In the case of financial assets, it also includes any impairment (doubtful accounts).

f) Impairment of financial assets

By means of Communication “A” 6778, as amended, the BCRA established the adoption of the expected credit loss model under IFRS 9, point 5.5, on the estimated allowance for loan losses, excluding the debt securities from the nonfinancial public sector from its scope (hereinafter, “BCRA IFRS 9”), which is applicable to fiscal years beginning as from January 1, 2020, for Group “A” entities, with a retroactive effect. The impact of the change in accounting policy was recognized under Unappropriated earning as of January 1, 2019, i.e., the transition date. Until such date, the Bank applied the impairment model established by the BCRA through Communication “A” 2950 as amended, which requires that allowances for loan losses be recognized based on the minimum requirements established by the BCRA. See also note 2.5.

As from January 1, 2020, the Bank recognizes the allowance for loan losses based on the expected credit loss model, for the following financial instruments that are not measured at fair value through profit or loss:

-   financial assets that are debt instruments,

-   lease receivables,

-   financial guarantee contracts, and

-   loan commitments.

No impairment is recognized in respect of debt instruments issued by the non-financial government sector or in respect of equity instruments.

The Bank measures the allowance for loan losses as the expected credit losses for the following 12 months on financial instruments (other than lease receivables) which have not experienced a significant increase in credit risk since initial recognition. The expected credit losses for the following 12 months represent the portion of expected credit losses resulting from a default event on a financial instrument which is likely to occur within 12 months after the reporting period end.

As for the rest, the Bank measures the allowance for loan losses at an amount equal to the expected credit losses over the life of the instrument.

Measurement of expected credit losses (ECL)

ECLs are a weighted average, which is calculated by considering:

-   financial assets that are not impaired at the reporting period end: the present value of the difference between cash flows owing to the Bank calculated on the basis of contractual terms, and the cash flows the Bank expects to receive;

-   financial assets that are impaired at the reporting period end: it is the difference between the carrying amount (before allowances) and the estimated present value of future cash flows;

-   undisbursed loan commitments: the present value of the difference between contractual cash flows if the Bank grants a loan, and the cash flows the Bank expects to receive;

-   financial guarantee contracts: payments expected to be reimbursed to the guarantee holder, net of any amount the Bank expects to recover.

Restructured financial assets

If the terms of a financial asset are renegotiated or amended, or if the financial asset is replaced with another one as a consequence of debtor's financial distress, then such financial asset will be assessed for derecognition, and an allowance for loan losses will be calculated as follows.

-   If the expected restructuring does not result in the derecognition of the existing asset, then, the expected cash flows from the restructured financial asset are considered.

-   If the expected restructuring results in the derecognition of the existing asset, then, the fair value of the new asset is considered as the final cash flow from the existing financial asset.

Credit-impaired financial assets

At each reporting date the Group assesses whether the financial assets carried at amortized cost and debt instruments (financial assets) carried at fair value through OCI are credit-impaired. An asset is credit-impaired if one or more events have occurred and they have a detrimental impact on the estimated future cash flows of the asset.

Evidence that a financial asset is credit-impaired includes observable data about the following events:

-   significant financial difficulty of the issuer or the borrower,

-   a breach of contract,

-   restructuring of a loan under conditions that the Bank would not otherwise consider,

-   it becomes probable that the borrower will enter bankruptcy or other financial reorganization, or

-   The disappearance of an active market for a security because of financial difficulties.

Historically, the definition of credit-impaired asset within the scope of IFRS 9 has been largely consistent with the definition of noncompliance used by the Bank for the internal management of credit risk. In 2021, the Bank updated its definition of noncompliance. Therefore, the definition of credit-impaired asset (Stage 3) has been updated accordingly and it is deemed to be a change in the accounting estimates, which restores consistency with the definition of noncompliance and ensures the integration of both definitions in the management of credit risk. This amendment constitutes a change in an accounting estimate and therefore, it was recognized prospectively.

A loan that was renegotiated due to an impairment in borrower's credit status is usually deemed impaired, unless objective evidence exists that the risk of not receiving contractual cash flows has decreased, with no other evidence of impairment. In any event, a restructuring will be deemed to be affected if the decrease in the net present value of the financial obligation is higher than 1% according to the impairment definition criteria mentioned in the preceding paragraph.

In addition, a consumer loan over 90 days past due is deemed impaired.

As of December 31, 2021, the Bank considered that the revision of the definition of credit impairment (noncompliance) in 2021 resulted in a 1,564,189 increase in impaired financial assets. In relation to the expected credit losses, the impact of such revision was not deemed to be significant, given that most of the transactions concerned were previously classified as Stage 2 and, therefore, the credit risk coverage was already related to the excepted credit losses for the entire useful life of the transaction.

Recognition of the allowance for expected credit losses

The allowance for expected credit losses is recognized as follows:

-	Financial assets measured at amortized cost: as a write-down of the asset carrying amount in the Statement of Financial Position.
-	Financial assets measured at fair value through OCI: no allowance is recognized in the Statement of Financial Position because the assets are measured at fair value. However, the allowance for expected credit losses is recognized in OCI.
-	Loan commitments and financial guarantees contracts: recognized under the line Provision for contingent commitments under liabilities, in the Statement of Financial Position.

Derecognitions

Loans are derecognized (partially or totally) when there are no realistic expectations of recovery.

g) Offsetting of financial assets and liabilities

Financial assets and liabilities are offset and their net amount is disclosed in the Consolidated Statement of Financial Position if, and only if, the Group has a legally enforceable right to offset the amounts recognized and the intention to settle them on a net basis, or the intention to realize the asset and settle the liability simultaneously.

Revenues and expenses are disclosed on a net basis only to the extent permitted by the IFRS, or otherwise to reflect profits or losses arising from a group of similar transactions.

2.3.5. Investments in associates

An associate is an entity over which the Group has a significant influence but no control or joint control over financial and operating policies. Significant influence is presumed to exist when the Bank holds between 20 and 50 percent of the voting power of another entity. A joint venture is an arrangement in which the Group has joint control whereby the Group has rights to the net assets of the arrangement rather than rights to its assets and obligations for its liabilities.

Investments in associates are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. After initial recognition, the consolidated financial statements include the Group's share in the profit or loss and OCI of investments accounted for using the equity method, until the date when the significant influence or joint control cease.

When the Group's share of losses exceeds its interest in an associate accounted for under the equity method, the carrying amount of such interest, including long-term investments, is reduced to nil, and the recognition of further losses is discontinued, except to the extent that the Group has an obligation or has made payments on behalf of the investee.

2.3.6. Property and equipment

Property and equipment items are measured at restated cost, net of accumulated depreciation and accumulated impairment losses, if any. The cost includes the spot purchase price and expenses directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating as intended by Management.

If significant parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.

Any gains or losses on disposal of an item of property and equipment are recognized net within other income in the Statement of Income.

Subsequent expenses are only capitalized if they are likely to provide future economic benefits for the Group. Ongoing repairs and maintenance are expensed as incurred.

Depreciation is calculated using the straight-line method during the estimated useful lives of the assets and is recognized in the Consolidated Statement of Income under “Depreciation and impairment.” The estimated useful lives of significant property and equipment items are as follows:

-	Buildings: as reported in the technical appraisal corresponding to each building
-	Furniture and facilities: 10 years
-	Equipment: 3-5 years
-	Vehicles: 5 years

Depreciation methods and useful lives are reviewed at each reporting date and adjusted prospectively, if necessary.

As a non-monetary asset, this item was adjusted for inflation.

2.3.7. Intangible assets

Intangible assets include the information systems restated costs of acquisition and implementation, which are measured at cost less accumulated amortization and impairments, if any.

Subsequent expenses related to information systems are only capitalized if the economic benefits of the related asset increase. All other expenses are recognized as a loss as incurred.

Information systems are amortized using the straight-line method over their estimated useful life of 5 years, and their amortization is recognized in “Depreciation and amortization” in the Consolidated Statement of Income.

Amortization methods, as well as the useful life assigned are reviewed at each reporting date and adjusted prospectively, if necessary.

As a non-monetary asset, this item was adjusted for inflation.

2.3.8. Other non-financial assets

a) Investment properties

Investment properties are measured at cost, net of accumulated depreciation and accumulated impairment losses, if any. The cost includes the spot purchase price and expenses directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating as intended by Management.

Any gain or loss from the disposal of investment property (calculated as the difference between net revenues from the disposal and the carrying amount of the item) is recognized in profit or loss.

Depreciation is calculated using the straight-line method during the estimated useful lives of the assets and is recognized in the Consolidated Statement of Income under “Depreciation and amortization”.

Depreciation methods and useful lives are reviewed at each reporting date and adjusted prospectively, if necessary.

When the use of a property changes such that it is reclassified as property and equipment, its fair value at the date of reclassification becomes its cost for subsequent accounting. As a non-monetary asset, this item was adjusted for inflation.

For the purposes of the depreciation calculation, the guidelines described in 2.3.6. are followed.

b) Assets acquired as security for loans

Assets acquired as security for loans are measured at fair value at the date on which the Entity becomes the owner thereof, and any differences with the accounting balance of the related loan are recognized in profit or loss. The subsequent valuation will be based on the acquired asset.

2.3.9. Non-current assets held for sale

Non-current assets are classified as held for sale, if it is highly likely that they will be recovered, mainly through their sale, which is estimated to occur within 12 months following the date of their classification as such.

These assets or group of assets are generally measured at the lower of their carrying amount and their fair value less the cost of disposal.

When a property and equipment item is classified as “non-current assets held for sale,” depreciation is no longer applied.

Once classified as held-for-sale, property and equipment are no longer depreciated.

2.3.10. Impairment of non-financial assets

At least at each reporting date, the Group assesses whether there are indications that a non-financial asset may be impaired (except deferred tax assets). If there is such an indication, the asset's recoverable value is estimated.

For the impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows for their continued use that is largely independent of the cash inflows from other assets or other cash generating units (CGU). Goodwill arising from a business combination is allocated to the CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.

The “recoverable value” of an asset or CGU is the higher of its value in use and its fair value less the cost of sale. The “value in use” is based on estimated cash flows, discounted at their present value using the pre-tax interest rate that reflects current market assessment of the time value of money and the risks specific to the asset or CGU.

If the accounting balance of an asset (or CGU) is higher than its recoverable value, the asset (or CGU), is considered impaired and its carrying amount is reduced to its recoverable value and the difference is recognized in profit or loss.

An impairment loss for goodwill is not reversed. For other assets, an impairment loss is reversed only to the extent the carrying amount of the assets does not exceed the amount they would have been determined if the impairment loss had not been recognized.

2.3.11. Provisions

The Group recognizes a provision if the Group has a present legal or constructive obligation resulting from past events, it is probable that an outflow of resources will be required to settle the obligation; and the amount payable can be estimated reliably.

To assess provisions, the existing risks and uncertainties were considered, taking into consideration the opinion of the Group's external and/or internal legal advisors. Based on the analysis carried out, the Group recognizes a provision for the amount considered as the best estimate of the potential expense necessary to settle the present obligation at each year-end date.

The provisions recognized by the Group are reviewed at each year-end date and are adjusted to reflect the best estimate available.

2.3.12. Personnel benefits

a) Short-term personnel benefits

Short-term personnel benefits are expensed as the related service is provided. A provision is recognized if the Group has a present legal or constructive obligation to pay this amount as a result of past services provided by its personnel and the obligation can be estimated reliably.

b) Other long-term personnel benefits

The Group's obligation in relation to long-term personnel benefits is equivalent to the amount of the future benefit the employees have earned in exchange for services provided during the reporting and prior years. The benefit is discounted at present value. Changes in the measurement of the obligation are recognized in profit or loss.

c) Termination benefits

Termination benefits are accounted for as an expense at the earlier of the following dates: when the Group can no longer withdraw the offer of those benefits and when the Group recognizes restructuring costs. If benefits are not expected to be settled in full within the 12 months subsequent to the reporting date, then such benefits are discounted.

2.3.13. Share Capital and capital adjustments

The "Share Capital" account is presented at its nominal value, in accordance with current regulations, and the difference with its restated amount is presented in the complementary account “Capital adjustments”.

Transaction costs directly attributable to the issuance of ordinary shares are recognized as a reduction of the contributions received, net of the related income tax.

2.3.14. Interest income and expenses

Interest income and expenses are recognized in profit or loss using the effective interest method. The effective interest rate is the rate whereby the contractual payment and collection cash flows are discounted during the expected lifetime of the financial instrument at the book value of the financial asset or liability.

The calculation of the effective interest rate includes transaction costs, commissions and other items paid or received that are an integral part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the acquisition of a financial asset or the issuance of a financial liability.

The “amortized cost” of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured on initial recognition minus the principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount and, for financial assets, adjusted for any ECL allowance. The “gross carrying amount of a financial asset” is the amortized cost of a financial asset before adjusting for any ECL allowance.

In calculating interest income and expenses, the effective interest rate is applied to the gross carrying amount of the asset (when the asset is not credit impaired) or to the amortized cost of the liability.

However, for financial assets that have become credit-impaired subsequent to initial recognition, interest income is calculated by applying the effective interest rate to the amortized cost of the financial asset. If the asset is no longer credit-impaired, then the calculation of interest income reverts to the gross basis.

Interest income and expenses presented in the Consolidated Statement of Income include interest on:

- financial assets and liabilities measured at amortized cost; and

- financial assets measured at fair value through OCI.

2.3.15. Commission income and expenses

This item includes commission income from transactions with customers, primarily related to maintenance and administration commissions in respect of checking accounts, savings accounts, credit cards, custody of securities and exchange transactions.

Commissions, fees and similar items that are part of a financial asset or liability's effective interest rate are included in the measurement of the effective interest rate.

The breakdown of commission income and expenses is presented in Note 29 and 30 to these financial statements.

Since January 1, 2021, the Bank has a benefit program in place, whereby it offers points to individual customers, which can be redeemed for various products and/or services. While the program is managed by the Bank, it has concluded that it is acting as an agent in relation to the points and consequently the allocated transaction price consists only of the commission on the amounts paid to the principal.

All other commission income items, including service, mutual funds management, and loan syndication fees, and sales commissions, are recognized when the related service is rendered.

2.3.16. Leases

IFRS 16 introduces a single lessee accounting model, requiring that lessees recognize a right of use of the leased asset and a lease liability representing the obligation to make lease payments. The Entity has opted to apply the exceptions related to the recognition of short-term leases and leases where the underlying asset is of low value.

As to the lessor's accounting, IFRS 16 substantially keeps the requirements of IAS 17. Therefore, lessors continue classifying leases as operating or finance, and each of them is recognized differently.

The Group recognizes the right of use as an asset and the lease liability as a liability, mainly related to the leases of offices in its branch network (Note 25).

As of December 31, 2022 and 2021, the Entity had not entered into agreements related to variable lease payments. As of such date, there are no leases that have not yet commenced, pursuant to which the Entity has undertaken commitments, and which enter into force in subsequent years.

Below is a detail of the related accounting policies:

- Contracts that contain a lease

At the beginning of the contract, the Group evaluates whether a contract is, or contains a lease. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

- As a lessor

When the Group acts as lessor, at the beginning of the contract the Group determines whether it is a finance or an operating lease.

To classify each lease, the Group evaluates if it transfers substantially all the risks and rewards incidental to the ownership of the leased asset. If so, it classifies it as a finance lease, otherwise, it is an operating lease.

In a finance lease, the leased asset is derecognized and recognized as a receivable for an amount equivalent to the net investment in the lease under “Loans and other financing.”

Lease payments included in the measurement of the net investment are as follows:

- Fixed payments, including payments that are substantially fixed;

- Variable lease payments, which depend on a rate or index, initially measured using the rate or index as at the lease commencement date;

- Any amounts expected to be collected as guaranteed residual value;

- The exercise price of call options, if it is reasonably certain that they will be exercised;

- Any penalties for early termination, if it is reasonably certain that the contract will be terminated early.

Payments received under a finance lease are broken down into interest and the reduction of the net investment in the lease. Interest is recognized over the lease term applying an effective interest rate. Contingent leases are not considered in determining the net investment in the lease.

In an operating lease, the leased asset (generally investment properties) is not derecognized, and the collection received is recognized as revenues applying the straight line method.

- As a lessee

The Group recognizes the right of use of the leased asset and the lease liability at the beginning of the contract. The right of use is initially measured at cost, which includes the initial amount of the lease liability adjusted for any lease payments made before the beginning of the contract, plus initial direct costs incurred and an estimate of the costs for dismantling or restoring the underlying asset, less any incentives received.

The right of use of the leased asset is then depreciated on a straight-line basis from the beginning of the contract to the expiration of the lease term.

The lease liability is initially measured at the present value of the lease payments that were not paid at the beginning of the contract, discounted using the Group’s incremental borrowing rate.

Lease payments included in the measurement of the lease liability include the following items:

-	Fixed payments, including payments that are substantially fixed;
-	Variable payments, which depend on a rate or index, initially measured applying the rate or index as of the lease commencement date;
-	Any amounts expected to be paid as guaranteed residual value;
-	The exercise price of call options, if it is reasonably certain that they will be exercised;
-	Any amounts expected to be paid for renewal periods if it is reasonably certain that the renewal options will be exercised; and
-	Any penalties for early termination, if it is reasonably certain that the contract will be early terminated.

The lease liability is measured at amortized cost, using the effective interest rate method. It is remeasured when there is a change in future lease payments due to a change in the rate or index, in the amounts that the Group is expected to pay as guaranteed residual value or if the Group changes the evaluation as regards whether it will exercise a call, renewal or early termination option.

When the lease liability is remeasured, the relevant adjustment is recognized in the right of use of the leased asset.

Lease liabilities denominated in US dollars are translated into the functional currency at the spot exchange rate at the reporting date. Foreign currency differences arising from translation are recognized in profit or loss.

The Group has elected not to recognize right of use assets and liabilities for lease of low-value and short-term leases, including IT equipment. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

- COVID-19-related Rent Concessions

The Group has not adopted the “COVID-19-related rent concessions” amendment to IFRS 16 Leases. The Group does not apply the practical expedient that allows entities not to assess whether the eligible rent concessions occurring as a direct consequence of the COVID-19 pandemic are lease modifications. Accordingly, the Group assesses whether a lease modification exists.

2.3.17. Investments in equity instruments

Investments in equity instruments for which the Group has no control, joint control or a significant influence are measured at fair value through profit or loss and at fair value through other comprehensive income.

2.3.18. Current and deferred income tax

Income tax expense for each period includes the current income tax and deferred income tax and is recognized in profit or loss, except to the extent that it relates to an item recognized in OCI or directly in shareholders’ equity.

a) Current tax

Current income tax includes the income tax payable, or advances made during the year and any adjustment payable or receivable related to previous years. The amount of the current tax payable (or to be recovered) is the best estimate of the amount that is expected to be paid (or to be recovered) measured at the applicable rate at the year-end date.

b) Deferred tax

Deferred income tax recognizes the tax effect of temporary differences between the carrying amounts of the assets and liabilities and the related tax bases used for tax purposes.

Deferred tax is not recognized for:

-	Temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that does not affect accounting nor taxable profit or loss.
-	Temporary differences related to an investment in subsidiaries to the extent that is probable that it will not reverse in the foreseeable future; and
-	Taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax liabilities are recognized for the tax effect of all taxable temporary differences.

Deferred tax assets are recognized for unused tax losses and deductible temporary differences to the extent that it is probable that future taxable profits against which they can be used will be available. Future taxable profits are determined based on the Bank’s business plans. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that is no longer probable that the related tax benefit will be realized; while such reductions are reversed when the probability of future taxable profits improves.

Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it becomes probable that future taxable profit against which they can be used will be available.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

The measurement of deferred tax reflects the tax consequences that would follow the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if certain criteria are met.

2.4.	Accounting judgments, estimates and assumptions

The preparation of these consolidated financial statements in accordance with IFRS requires the preparation and consideration, by the Entity’s and its subsidiaries’ Management, of significant accounting judgments, estimates and assumptions that impact in the reported balances of assets and liabilities, income and expenses, as well as in the determination and disclosure of contingent assets and liabilities as of the end of the reporting year.

The entries made are based on the best estimate of the probability of occurrence of different future events. In this sense, the uncertainties associated with the estimates and assumptions adopted may result in the future in final results that would differ from such estimates and require significant adjustments to the reported balances of the assets and liabilities affected. Accounting judgments, estimates and assumptions are reviewed on an ongoing basis and their effects are recognized prospectively.

2.4.1. Judgments

The information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is described in Note 2.3 “Significant accounting policies” under the following headings:

-	Note 2.2. – Determination of the “Basis of consolidation” regarding the existence of control of other entities
-	Note 2.3.4. b) – “Classification of financial assets”
-	Note 2.3.4. f) – “Impairment of financial assets”
-	Note 2.3.16. – “Leases” - “Contracts containing a lease”

2.4.2. Assumptions and estimation of uncertainties

Information about assumptions and estimation of uncertainties that have a significant risk of resulting in a material adjustment to these consolidated financial statements is included in the following notes:

-	Note 39 b.3) – “Valuation techniques for Levels 2 and 3”
-	Nota 2.3.11 – “Provisions”, regarding the likelihood and scope of outflow of resources
-	Notes 7, 8 and 9 – “Other financial assets”, “Loans and other financing” and “Other debt securities” regarding the impairment of financial assets.
-	Note 11 – “Income tax,” regarding availability of future taxable profit against which deferred tax assets and uncertain tax positions may be utilized.

2.4.3. Measurements at fair value

Fair value is the price that would be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants at the measurement date.

When available, the Group measures the fair value of a financial instrument using the quoted price in an active market. A market is considered active if transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

If there is no quoted price in an active market, then the Group uses valuation techniques maximizing the use of relevant market inputs and minimizes the use of unobservable inputs. The selection of a valuation technique considers all factors market participants would take into consideration for the purposes of setting the price of the transaction.

Fair values are categorized into different levels in the fair value hierarchy based on the input data used in the measurement techniques, as follows:

-	Level 1: quoted prices in active markets (unadjusted) for identical assets or liabilities.
-	Level 2: valuation models using observable market inputs as significant inputs.

-	Level 3: valuation models using unobservable market inputs as significant inputs.

2.5. Regulatory changes introduced during this fiscal year

Implementation of the impairment model Paragraph 5.5 – IFRS 9 in Group “C” Institutions

On March 19, 2020, the BCRA issued Communication “A” 6938—which term was subsequently extended by Communication “A” 7181 dated December 17, 2020— deferring the application of the impairment model set forth in paragraph 5.5 of IFRS 9 until fiscal years beginning on or after January 1, 2022 for Group "C" institutions (PSA Finance Argentina Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A.), which would remain subject to the impairment model established by the BCRA through Communication "A" 2950, as amended. Such model requires that financial institutions recognize an allowance for loan losses based on the minimum guidelines set forth by the BCRA.

Pursuant to Communication “A” 7427 dated December 23, 2021, the BCRA extended the application of the aforementioned paragraph until January 1, 2023 at the option of Group “C” institutions.

Group “C” entities which are part of the Group did not exercise this option and as from January 1, 2022, they started applying the impairment model under section 5.5. of IFRS 9 related to expected credit losses, excluding the debt securities from the nonfinancial public sector from its scope, as established by the BCRA.

2.6. New pronouncements

Pursuant to Communication “A” 6114 issued by the BCRA, as the new IFRS are approved, or the current IFRS are modified or repealed and, once such changes are adopted by the FACPCE by means of Notices of Adoption, the BCRA shall issue a statement announcing its approval for financial institutions. In general, the early application of any IFRS is not permitted, unless specifically permitted at the time of adoption.

The standards and interpretations applicable to the Entity, issued but ineffective as of the date of these consolidated financial statements are exposed below. The Entity will adopt these standards, if applicable, when they are effective:

a)	Amendments to IAS 1: classification of liabilities as current and non-current

The IASB published amendments to paragraphs 69 and 76 of IAS 1 to specify the requirements to classify liabilities as current and non-current. Such amendments clarify certain matters related to the right to differ the settlement of liabilities and the classification of embedded derivatives. Furthermore, it clarifies that in cases where a conversion option is classified as a liability or part of a liability, the transfer of equity instruments would constitute settlement of the liability for the purpose of classifying it as current or non-current. These amendments will be effective for fiscal years starting on or after January 1, 2024. The Entity does not expect that those amendments have significant impact on the financial statements.

b)	Amendment to IAS 1 and IFRS Practice Statement 2 - Disclosures of accounting policies

These amendments require that an entity discloses its material accounting policies instead of its significant accounting policies. In addition, within the amendments some explanations were included on how an entity may identify a material accounting policy together with some examples of when an accounting policy may be material. To that effect, a guidance with explanations and examples called “the 4-step materiality process” described in Practice Statement 2 has been developed. This standard will be effective as from January 1, 2023. The Entity does not expect that this amendment has significant impact on the financial statements.

c)	Amendment to IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” - Definition of accounting estimates

These amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and correction of errors. They also clarify how an entity uses valuation techniques and input data to develop accounting estimates. The amendment to this standard clarifies that the effect on an accounting estimate due to a change in an input or a change in a valuation technique are changes to accounting estimates if they do not result from the correction of prior period errors. The preceding definition of changes in accounting estimates specified that these changes may result from new information or new developments. Therefore, these changes are not corrections of errors. This standard will be effective as from January 1, 2023. The Entity does not expect that those amendments have significant impact on the financial statements.

d)	IFRS 17 Insurance Contracts

In May 2017, the IASB issued IFRS 17 “Insurance Contracts” (IFRS 17), a new comprehensive accounting standard for insurance contracts that covers the recognition and measurement, presentation and disclosure. Once effective, IFRS 17 will replace IFRS 4. IFRS 17 is applicable to all kinds of insurance contracts (i.e. life, non-life, direct insurance and reinsurance), notwithstanding the kind of entity that issues them. In June 2020, the IASB issued amendments to IFRS 17. These amendments included to change the effective date to 2023. This standard is not applicable to the Entity.

e)	Amendment to IAS 12 “Income Tax” - Deferred tax related to assets and liabilities arising from a single transaction

The IASB issued amendments that narrow the scope of the initial recognition exception under IAS 12, so that it is no longer applicable to transactions that give rise to equal taxable and deductible temporary differences. The Amendments also clarify that where payments that settle a liability are deductible for tax purposes, it is a matter of judgement (having considered the applicable tax law) whether such deductions are attributable for tax purposes to the liability recognized in the financial statements (and interest expense) or to the related asset component (and interest expense). This judgement is important in determining whether any temporary differences exist on initial recognition of assets and liabilities. This standard will be effective as from January 1, 2023. The Entity does not expect that those amendments have significant impact on the financial statements.

f)	Amendment to IFRS 16 – Lease liability in a sale and leaseback

In September 2022, the IASB issued amendments to IFRS 16, specifically on the requirements that a lessee-seller uses to measure the lease liability arising in a sale and leaseback transaction, to ensure that the lessee-seller does not recognize any amount of gain or loss that relates to the right-of-use. The application of these requirements will not prevent the lessee-seller from recognizing, in profit or loss, any gain or loss related to the partial or total termination of a lease. The amendment does not prescribe specific measurement requirements for lease liabilities arising from a subsequent lease. The initial measurement of lease liabilities arising from a subsequent lease may result in the seller-lessee determining 'lease payments' that are different from the general definition of lease payments. The seller-lessee should develop and apply an accounting policy that results in information that is relevant and reliable in accordance with IAS 8. These amendments are effective from January 1, 2024. The Entity does not expect it to have a significant impact on the financial statements.

2.7. Transcription to the books

As of the date of these consolidated financial statements, they are in the process of being transcribed to the Book of Balance Sheets for Publication and result. In addition, the accounting entries are in the process of being transcribed to the relevant books and records, in accordance with applicable laws in force.

3. Cash and Deposits in Banks

The breakdown in the Consolidated Statement of Financial Position and the balance of cash and cash equivalents calculated for the purposes of the preparation of the Consolidated Statement of Cash Flows is as follows:

	12.31.22	12.31.21

BCRA - Current account	161,414,645	276,574,172
Cash	117,455,922	144,641,271
Balances with other local and foreign financial institutions	17,421,747	4,105,394

TOTAL	296,292,314	425,320,837

4.	Debt securities at fair value through profit or loss

	12.31.22	12.31.21

BCRA Liquidity Bills	14,615,430	-
Government securities	10,904,532	2,719,594
Private securities - Corporate bonds	-	1,519

TOTAL	25,519,962	2,721,113

5.	Derivatives

In the ordinary course of business, the group carried out foreign currency forward transactions with daily or upon-maturity settlement of differences, with no delivery of the underlying asset and interest rate swap transactions and options. These transactions do not qualify as hedging pursuant to IFRS 9 - “Financial Instruments”.

The aforementioned instruments are measured at fair value and were recognized in the Consolidated Statement of Financial Position in the item “Derivative instruments”. Changes in fair values were recognized in the Consolidated Statement of Income in “Net income from measurement of financial instruments at fair value through profit or loss”.

Breakdown is as follows:

Assets

	12.31.22	12.31.21

Debit balances linked to foreign currency forwards pending settlement in pesos	2,189,239	5,480,278
Premium for put option taken (*)	49,182	-
Debit balances linked to interest rate swaps - floating rate for fixed rate	29,780	6,035

TOTAL	2,268,201	5,486,313

(*) In particular, the Entity subscribed for options as set forth in Communication “A” 7546 issued by the BCRA.

Liabilities

	12.31.22	12.31.21

Credit balances linked to foreign currency forwards pending settlement in pesos	334,340	612,069

TOTAL	334,340	612,069

The notional amounts of the forward transactions and foreign currency forwards, stated in US Dollars (US$) and in Euros as applicable, as well as the base value of interest rate swaps are reported below:

	12.31.22	12.31.21

Foreign currency forwards

Foreign currency forward purchases - US$	1,165,119	1,189,085
Foreign currency forward sales - US$	1,217,856	1,129,832
Foreign currency forward sales - Euros	1,825	11,432

Interest rate swaps

Fixed rate for floating rate (1)	1,500,000	180,000

(1)	Floating rate: Badlar rate, interest rate for deposits over one million pesos, for a term of 30 to 35 days.

6.	Repo transactions

Breakdown is as follows:

Reverse repurchase transactions

	12.31.22	12.31.21

Amounts receivable for reverse repurchase transactions of BCRA Liquidity Bills with the BCRA	52,564,802	267,934,977

TOTAL	52,564,802	267,934,977

Repurchase transactions

No repurchase transactions were accounted for as of December 31, 2022 and 2021.

7.	Other financial assets

The breakdown of other financial assets is as follows:

	12.31.22	12.31.21
Measured at amortized cost

Other receivables	13,762,746	13,274,395
Receivables from sale of ownership interest in Prisma Medios de Pago S.A. (Note 12.1)	10,799,016	6,670,713
Financial debtors from spot transactions pending settlement	4,569,015	5,092,137
Non-financial debtors from spot transactions pending settlement	87,780	15,775
Other	59,788	384,759

	29,278,345	25,437,779

Measured at fair value through profit or loss

Mutual funds	3,926,704	3,710,885

	3,926,704	3,710,885

Allowance for loan losses (Exhibit R)	(462,035)	(561,113)

TOTAL	32,743,014	28,587,551

8.	Loans and other financing

The Group holds loans and other financing under a business model intended to collect contractual cash flows. Therefore, it measures loans and other financing at amortized cost. Below is a breakdown of the related balance:

	12.31.22	12.31.21

Credit cards	274,537,256	306,094,971
Consumer loans	71,324,186	79,769,338
Overdrafts	62,947,418	43,883,358
Discounted instruments	58,508,686	56,750,248
Unsecured instruments	58,203,908	39,743,482
Mortgage loans	38,509,996	44,624,959
Loans for the prefinancing and financing of exports	25,073,189	25,990,486
Pledge loans	24,708,033	31,832,424
Receivables from finance leases	6,388,015	5,673,027
Loans to personnel	4,822,005	5,681,248
Other financial institutions	4,464,832	8,282,236
Instruments purchased	976,266	3,580,387
BCRA	9,034	-
Non-financial government sector	1,399	1,441
Other financing	107,512,002	113,031,226

	737,986,225	764,938,831

Allowance for loan losses (Exhibit R)	(20,889,723)	(26,595,184)

TOTAL	717,096,502	738,343,647

The Group as lessor entered into finance lease agreements related to vehicles and machinery and equipment. The following table shows the total gross investment in the finance leases (lease-purchase agreement) and the current value of the minimum collections to be received thereunder:

	12.31.22		12.31.21
Term	Total investment	Current value of minimum payments	Total investment	Current value of minimum payments

Up to 1 year	3,282,675	1,388,031	2,778,486	1,564,448
From 1 to 2 years	3,211,952	1,643,654	2,520,103	1,578,789
From 2 to 3 years	2,542,373	1,540,606	2,035,171	1,471,596
From 3 to 4 years	1,498,386	1,061,905	964,351	709,618
From 4 to 5 years	781,319	753,819	352,803	348,576

TOTAL	11,316,705	6,388,015	8,650,914	5,673,027

Principal		6,211,711		5,497,098
Interest accrued		176,304		175,929

TOTAL		6,388,015		5,673,027

The breakdown of loans and other financing according to credit performance (determined as per the criteria set forth by the BCRA in the debtor classification regulations) and guarantees received are presented in Exhibit B. The information on concentration of loans and other financing is presented in Exhibit C. The reconciliation of the information included in that Exhibit to the carrying amounts is shown below:

	12.31.22	12.31.21

Total Exhibits B and C	762,224,590	781,314,865
Plus:
BCRA	9,034	-
Loans to personnel	4,822,005	5,681,248
Interest and other items accrued receivable from financial assets with credit value impairment	222,709	883,552
Less:
Allowance for loan losses (Exhibit R)	(20,889,723)	(26,595,184)
Adjustments for effective interest rate	(6,726,213)	(7,097,251)
Corporate bonds	(3,783,186)	(2,718,067)
Loan commitments	(18,782,714)	(13,125,516)

Total loans and other financing	717,096,502	738,343,647

Note 42.2 to these consolidated financial statements contains information on credit risk associated with loans and other financing and allowances measured using the expected credit loss model.

Trade-related loans

Economic Area/Activity	12.31.22	12.31.21

Consumption	388,105,162	420,590,149
Other products	76,722,856	82,191,166
Other	63,090,447	98,291,398
Agriculture and livestock	61,063,424	31,275,086
Retail and wholesale	50,914,465	54,275,714
Mining	25,098,571	25,440,598
Services	24,635,739	5,711,195
Transport	11,734,714	7,777,202
Construction	9,268,637	4,255,877
Other financial institutions	3,396,303	8,201,091
Electricity, oil, water and healthcare services	3,055,751	332,730
Argentine Central Bank (BCRA)	9,034	-
Non-financial government sector	1,399	1,441

TOTAL	717,096,502	738,343,647

As of December 31, 2022 and 2021, the Group holds the following loan commitments booked in off-balance sheet accounts according to the financial reporting framework set forth by the BCRA:

	12.31.22	12.31.21

Liabilities related to foreign trade transactions	8,474,253	4,670,457
Secured loans	6,648,750	4,567,326
Overdrafts and receivables agreed not used	2,120,342	2,224,017
Guarantees granted	1,539,369	1,663,716

TOTAL	18,782,714	13,125,516

Risks related to the aforementioned loan commitments are assessed and controlled within the framework of the Group's credit risks policy (Note 42.1.).

Financing line for productive investments

The BCRA established a financing line for productive investments of MSMEs (MiPyMEs, as per its Spanish acronym) aimed at financing CAPEX and/or the construction of the facilities needed for the production and/or marketing of goods and/or services, financing working capital and discounting deferred checks and other instruments, and other special eligible facilities allowed by applicable laws.

The facilities should be granted as part of the 2020, 2021, 2021/2022, 2022 and 2022/2023 Quotas, pursuant to the following conditions:

Item	2020 Quota	2021 Quota	2021/2022 Quota	2022 Quota	2022/2023 Quota
Applicable rule	“B” 12161	“B” 12164	“B” 12238	“B” 12326	“B” 12413 – “A” 7612
Amount to be granted	At least, the equivalent to 7.5% of the monthly average of daily balances of non-financial private sector deposits in pesos a month prior to the beginning of the period.
Calculation of application	Between 10.16.2020 and 03.31.2021	Between 04.01.2021 and 09.30.2021	Between 10.01.2021 and 03.31.2022	Between 04.01.2022 and 09.30.2022	Between 10.01.2022 and 03.31.2023
Maximum interest rate	Interest rate shall be capped at an annual nominal fixed rate of 35% for investment projects and at a nominal annual fixed rate of 45.5% for other purposes.				Interest rate shall be capped at a nominal annual fixed rate of 64.50% for investment projects and at a nominal annual fixed rate of 75.50% for other purposes.
Currency	Pesos
Minimum rate	At the time of disbursement, the credit facilities shall have an average term of at least 24 months, but the total term shall not be of less than 36 months. No minimum term will apply to credit facilities aimed at financing working capital and discounting deferred checks and other instruments.

As of December 31, 2022, the total amount disbursed by the Entity meets the BCRA requirement.

Disbursements are reported below:

Quota	Minimum amount to be allocated (1)	Simple Average of Daily Balances (1)	Disbursed Amount (1)
2020 Quota	19,730,132	25,291,147	39,279,053
2021 Quota	24,449,302	30,093,764	41,734,860
2021/2022 Quota	32,447,048	43,434,402	62,449,414
2022 Quota	42,867,291	63,022,460	98,200,990
2022/2023 Quota	42,867,291	(*)	(*)

(*) As of the date of these financial statements, the term reported by Communication “B” 12413 has not expired.

(1) The amounts are exposed in nominal currency.

9.  Other debt securities

9.1. Financial assets measured at amortized cost

	12.31.22	12.31.21

Argentine Treasury Bond in pesos at 43.25% fixed rate or CER+1%, the lower. Maturity May 2027	32,432,677	-
Argentine Treasury Bond in pesos at 0.7% Private Badlar Rate. Maturity 11-23-2027	12,094,420	-
Argentine Treasury Bond in pesos at 22% fixed rate. Maturity May 2022	-	43,956,008

TOTAL	44,527,097	43,956,008

9.2. Financial assets measured at fair value through OCI

	12.31.22	12.31.21

BCRA Liquidity Bills	468,895,259	209,779,172
Government securities	125,832,474	103,965,304
Private securities - Corporate bonds	3,722,935	2,648,245
BCRA Local Bills	2,125,540	-

TOTAL	600,576,208	316,392,721

10.	Financial assets pledged as collateral

The breakdown of the financial assets pledged as collateral as of December 31, 2022 and 2021 is included below:

		12.31.22	12.31.21

Guarantee trust - Government securities at fair value through OCI	(2)	16,699,438	8,988,656
BCRA - Special guarantee accounts (Note 46.1)	(1)	13,866,345	14,215,377
Deposits as collateral	(3)	8,237,870	7,949,925
Guarantee trust - USD	(4)	7,391,466	8,352,146

TOTAL		46,195,119	39,506,104

(1)	Special guarantee current accounts opened at the BCRA for transactions related to the automated clearing houses and other similar entities.
(2)	Set up as collateral to operate with “Rosario Futures Exchange (ROFEX), Bolsas y Mercados Argentinos SA (BYMA) and Mercado Abierto Electrónico S.A (MAE)” on foreign currency forward transactions and futures contracts. The trust fund consists of government securities.
(3)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad, leases and futures contracts.
(4)	The trust is composed of dollars in cash as collateral for activities related to the transactions on MAE and BYMA.

11.	Income Tax:

This tax should be booked using the liability method, recognizing (as credit or debt) the tax effect of temporary differences between the accounting valuation and the tax valuation of assets and liabilities, and its subsequent charge to profit or loss for the year in which its reversion occurs, also considering the possibility of taking advantage of tax losses in the future.

a)	Current income tax assets

Below is a breakdown of the current income tax assets disclosed in the statement of financial position:

	12.31.22	12.31.21

Income tax assets	-	4,390,609
Advances	38,707	711

	38,707	4,391,320

b)	Current income tax liabilities

Below is a breakdown of the current income tax liabilities disclosed in the statement of financial position:

	12.31.22	12.31.21

Income tax provision	8,108,398	942,536
Advances	(762,791)	(185,191)
Collections and withholdings	(97,528)	(67,253)

	7,248,079	690,092

c)	Deferred Income Tax

The deferred tax assets and liabilities disclosed in the statement of financial position are as follows:

Deferred tax assets:	12.31.22	12.31.21

Loan loss allowance	5,032,361	5,815,236
Provisions	12,614,464	7,918,754
Loan and credit card commissions	1,221,034	989,255
Derivatives	-	25,456
Tax inflation adjustment	2,485,078	7,193,907
Other	43	1,588
Tax losses	882,062	297,125
Investments	5,683	2,876

Total deferred assets	22,240,725	22,244,197

Deferred tax liabilities:	12.31.22	12.31.21

Intangible Assets	(4,838,582)	(4,265,328)
Property and Equipment	(13,011,796)	(27,473,603)
Investments	(9,527,175)	(4,756,220)
Leasing and other items	(34,583)	(32,645)

Total deferred liabilities	(27,412,136)	(36,527,796)

Net deferred tax liabilities	(5,171,411)	(14,283,599)

In the consolidated financial statements, the (current and deferred) income tax assets of a Group entity will not be offset with the (current and deferred) income tax liabilities of another Group entity because they are related to income tax amounts borne by different taxpayers and also because they do not have legal rights before tax authorities to pay or receive any amounts to settle the net position. Considering the above, below is a breakdown of the deferred income tax assets and liabilities disclosed in the consolidated statement of financial position:

	12.31.22	12.31.21

Deferred income tax assets	1,520,164	1,707,156
Deferred income tax liabilities	(6,691,575)	(15,990,755)

Net deferred tax liabilities	(5,171,411)	(14,283,599)

d)	Income Tax

Below are the main components of the income tax (expense)/benefit in the consolidated financial statements for the year:

	12.31.22	12.31.21

Current income tax liabilities	(8,738,980)	14,079,382
Deferred income tax	4,816,307	(13,923,983)

Income tax recognized through profit or loss	(3,922,673)	155,399

Income tax recognized through OCI	3,805,803	(389,109)

Total income tax	(116,870)	(233,710)

The income tax expense for the fiscal year ended December 31, 2022 was calculated considering the position presented by the Entity before AFIP, as stated under “Inflation adjustment for tax purposes. Fiscal year 2021” to this Note.

Furthermore, the income tax benefit for the fiscal year ended December 31, 2021 includes the impact of the calculation of the inflation adjustment for tax purposes and the reversal of the provision required by the BCRA, as mentioned in the section “Income tax– Inflation adjustment for tax purposes. Fiscal years 2016, 2017 and 2018” of this Note.

Below is a reconciliation between the tax that would result from applying the current tax rate on income before income tax and the income tax expense recognized in profit or loss as of December 31, 2022, comparative with the previous year:

	12.31.22	12.31.21

Income before income tax	61,857,044	41,067,576
Income tax rate	35%	35%

Tax on taxable income	21,649,965	14,373,652

Permanent differences:
Non-taxable income	(148,549)	(579,241)
Non-income tax deductible expenses	152,789	284,293
Effect of tax rate change	(520,492)	2,876,256
Other	-	125,248
Accounting inflation adjustment	65,241,259	37,669,062
Tax inflation adjustment	(82,362,333)	(39,869,480)
Recovery of allowance for filing actions	-	(13,084,114)
2021 tax return adjustment	(89,966)	(1,951,075)

Income tax expense / (benefit)	3,922,673	(155,399)

e)	Inflation adjustment for tax purposes

Law No. 27,430 of Tax Reform, as amended by Laws No. 27,468 and 27,541, sets forth the following as regards the inflation adjustment for tax purposes, effective for fiscal years started on or after January 1, 2018:

i.	Such adjustment will be applicable in the tax year in which the percentage variation of the general consumer price index at national level (CPI) exceeds 100% in the thirty-six months prior to the end of the reporting fiscal year;

ii.	Regarding the first, second and third fiscal years as from January 1, 2018, the procedure will be applicable in the event that the variation of such index, calculated from the beginning and until the closing of each of those fiscal years, exceeds 55%, 30% and 15% for the first, second and third years of application, respectively;

iii.	The effect of the positive or negative inflation adjustment for tax purposes, as the case may be, corresponding to the first, second and third fiscal years started on or after January 1, 2018, is charged one third in that tax year and the remaining two thirds, in equal parts, in the two immediately following tax years;

iv.	The effect of the positive or negative inflation adjustment corresponding to the first and second tax years starting on or after January 1, 2019, is charged one-sixth in the tax year in which the adjustment is determined and the remaining five-sixths in the immediately following tax years; and

v.	For tax years beginning on or after January 1, 2021, 100% of the adjustment may be deducted in the year in which it is determined.

As of December 31, 2022, the parameters established by the income tax law to apply the inflation adjustment for tax purposes are met and the effects arising from the application of such adjustment as provided by law have been included when booking current and deferred income tax.

f)	Income Tax Corporate Rate

Law No. 27,630, enacted on June 16, 2021 through Decree No. 387/2021, set forth for fiscal years starting on or after January 1, 2021, a tax rate scale scheme of 25%, 30% and 35% to be progressively applied according to the level of taxable net income accumulated as of each fiscal year end. In these financial statements, the Entity and its subsidiaries have determined the current income tax using the progressive tax rate that is expected to be applicable to the total expected income for the year, while deferred income tax balances were measured using the progressive tax rate that is expected to be in effect when the temporary differences are reversed.

g)	Other tax matters

-	Inflation adjustment for tax purposes. Fiscal years 2016, 2017 and 2018

On May 10, 2017, May 10, 2018 and May 13, 2019, and based on related case law, the Entity’s Board of Directors approved the filing of actions for declaratory judgment of unconstitutionality of section 39 of Law No.

24073, section 4 of Law No. 25561, section 5 of Decree No. 214/02 issued by the Argentine Executive, Law No. 27468 and any other regulation whereby the inflation adjustment mechanism provided for under Law No. 20628, as amended, is considered not applicable due to the confiscatory effect in the specific case, for fiscal years 2016, 2017 and 2018. Consequently, the Entity filed its income tax returns for those fiscal years taking into consideration the effect of those restatement mechanisms.

The net impact of this measure on nominal values was an adjustment to the income tax assessed for the fiscal year ended December 31, 2016 in the amount of 1,185,800 (in nominal values), for fiscal year ended December 31, 2017, in the amount of 1,021,519 (in nominal values), and for fiscal year ended December 31, 2018, in the amount of 3,239,760 (in nominal values).

Through Memorandum No. 6/2017 dated May 29, 2017, the BCRA, without resolving on the decisions adopted by the Entity's authorities or the Entity's right regarding the action filed, in its capacity as issuer of accounting standards, requested the Entity to record a provision for contingencies included in “Liabilities” in an amount equivalent to the income recorded, as it considers that “a reassessment of the income tax by applying the inflation adjustment is not contemplated by the BCRA regulations”.

In response to this Memorandum, the Entity filed the related answer and confirmed its position by providing the relevant supporting documentation. Notwithstanding the foregoing, the Entity recorded the requested provision, pursuant to the accounting standards prescribed by the regulator for this case.

On June 8, 2020, the Federal Court on Administrative Matters (JCAF 12-23) ruled upon the action for declaratory judgment filed on May 12, 2017, upholding the complaint and thus declaring that the prohibition to apply the inflation adjustment mechanism for the purposes of the income tax return filed by the Bank for fiscal year 2016 is not applicable to the instant case.

The appeals filed against the judgment were granted on August 6, 2020, and the case was submitted to the Appellate Court for consideration. On December 9, 2020, the Federal Appellate Court on Administrative Matters (Courtroom II) dismissed the appeals, thus confirming the judgment rendered by the court of original jurisdiction. The tax authority Administración Federal de Ingresos Públicos (“AFIP” or the “Tax Authority” or the “National Tax Authority”) filed an extraordinary appeal against the judgment, but then withdrew it through a motion filed on February 1, 2021. Accordingly, the judgment rendered by the Appellate Court in favor of the Bank's interests became final.

In addition, the Bank reversed the provision set up for fiscal year 2016 at the request of the BCRA, recognizing a benefit in the first quarter of 2021 in the amount of 1,185,800 in nominal values (3,086,715 in values restated as of December 31, 2022).

On June 14, 2021, the Court of First Instance rendered judgment in respect of the action for declaratory judgment of unconstitutionality for fiscal year 2017 in favor of the Bank’s position. After appealing the judgment to the Appellate Court, the Bank filed the basis for the appeal but on September 3, 2021 the tax authority filed a brief withdrawing the appeal filed. Although the Appellate Court did not accept the withdrawal because the documentation submitted did not fulfill the necessary conditions, since no basis for the appeal was finally filed, we understand that the appeal will be declared void.

On September 30, 2021, the Court determined that the proceedings were set for the agreement to be entered. On November 2, 2021, AFIP filed a motion ratifying the withdrawal of the appeal filed with respect to the merits of the case. On November 3, 2021 the Court ordered to proceed with the case for an agreement to be entered. Finally, on May 10, 2022, the Appellate Court considered that AFIP had withdrawn its appeal with respect to the judgment on the merits.

On June 25, 2021, the Bank notified the BCRA about the reversal of the provision set up pursuant to Memorandum No. 6/2017 issued by the BCRA concerning the income tax reassessment due to the inflation adjustment for tax purposes for fiscal years 2017 and 2018 for a total amount of 4,261,279 in nominal values (9,997,399 in values restated as of December 31, 2022), since, based on the assessment made and on its legal and tax advisors’ opinion, the Entity believes that it is more probable than not that it will obtain a favorable final judgment in respect of these fiscal years. The Entity notified the BCRA of the criteria adopted, to which the BCRA gave its consent.

On October 5, 2022, the Federal Contentious Administrative Trial Court No. 2 issued a favorable decision on the unconstitutionality action filed with respect to the regulations banning the application of title VI of the adjustment for inflation in the 2018 income tax return.

Based on the foregoing, as of December 31, 2022, the Entity has no liabilities for the items referred to above.

-   Inflation adjustment for tax purposes. Fiscal year 2019

As concerns fiscal year 2019, the Entity assessed its income tax liability applying the inflation adjustment for tax purposes according to the terms of the Public Emergency Law, which maintains the inflation adjustment mechanism set out under Title VI of the Income Tax Law. Nevertheless, one sixth of the resulting inflation adjustment amount should be recognized during that fiscal year, with the remaining five sixths being computed, in equal parts, over the five immediately following fiscal years. Such deferral has been recognized as a deferred tax asset.

On August 21, 2020, the Bank filed a request for refund at the administrative stage pursuant to the provisions of the first paragraph of section 81 of Law No. 11683 (as compiled in 1998 and as amended) to recover the amount of 4,528,453 (in nominal values).

Upon no response from the tax authorities, on June 17, 2021 the Entity filed a motion for expedited proceedings and on November 18, 2021 a legal action was filed before National Court on Federal Administrative Matters No. 10 (Court Clerk’s Office No. 24)

Pursuant to the financial reporting framework set forth by the BCRA, the Entity does not record assets in relation to contingent assets derived from the action filed.

- Inflation adjustment for tax purposes. Fiscal year 2020

In relation to fiscal year 2020, the Entity determined the income tax as of December 31, 2020 by applying the inflation adjustment for tax purposes in accordance with the provisions of the Public Emergency Law.

On May 26, 2021, and based on related case law, the Entity’s Board of Directors approved the filing of an action against the federal tax authorities (AFIP-DGI) for declaratory judgment of unconstitutionality of section 194 of the Income Tax Law (as compiled in 2019) and/or of such rules that prohibit the full application of the inflation adjustment for tax purposes, on the grounds that they would lead to the assessment of a confiscatory income tax liability for fiscal year 2020; therefore allowing the full application of the mechanism set forth in section 106, paragraphs a) through e), Title VI of the Income Tax Law in that fiscal year.

Consequently, as of December 31, 2021, the Entity accounted for an adjustment in nominal values to the income tax liability assessed for the fiscal year ended December 31, 2020 in the amount of 5,817,000 (16,695,615 in restated values), with the ensuing impact on deferred tax assets by 5,033,000 (decrease) (14,798,331 in restated values) and on the income tax expense of 784,000 (1,897,285 in restated values).

-	Inflation adjustment for tax purposes. Fiscal year 2021

On June 30, 2022, the Bank filed a prior administrative claim before the AFIP in order to obtain the recognition of the corrective tax return in less filed on June 30, 2022 with respect to the Income Tax for the 2021 tax year for 309,000 (in nominal values), on the grounds that the partial application of the correction mechanisms of the inflation adjustment under the provisions of Section 93 of the Income Tax Law is unconstitutional, since it affects the principle of reasonableness, equality, contributive capacity and confiscatory nature.

-	Requests for refund. Fiscal years 2013, 2014 and 2015

Regarding fiscal years 2013, 2014 and 2015, the Entity assessed income tax without applying the inflation adjustment for tax purposes, consequently a higher tax was paid in the amounts of 264,257, 647,945 and 555,002, respectively, in nominal values.

Based on the grounds stated in the first paragraph “Inflation Adjustment for Tax Purposes. Fiscal Years 2016, 2017 and 2018,” on November 19, 2015, an administrative action requesting a refund for fiscal years 2013 and 2014 was filed, and the related judicial action was filed on September 23, 2016 for both fiscal years, given that no answer was received from AFIP.

In turn, on April 4, 2017, a request for refund was filed in relation to the higher amount of tax paid for fiscal year 2015. Likewise, on December 29, 2017, the related judicial action was filed for this fiscal year.

On October 21, 2020, the Entity was notified that Court of First Instance on Administrative Matters No. 1 rendered judgment upholding the request for refund for fiscal year 2014. AFIP filed an appeal against such judgment before the Appellate Court.

On November 10, 2020, the Court of First Instance rendered judgment sustaining BBVA Argentina's complaint, thereby ordering the tax authorities to refund the amount of 264,257 (nominal values) paid in excess of the income tax liability for fiscal year 2013, plus accrued interest. The National Tax Authority filed an appeal against the judgment. Finally, on May 6, 2021, the Federal Appellate Court on Administrative Matters (Courtroom I) confirmed the appealed judgment on the merits, therefore dismissing the appeal brought by the national tax authorities.

On April 27, 2021, the Appellate Court rendered judgment in favor of the Bank concerning the refund of income tax for fiscal year 2014. In its judgment, the Appellate Court substantially confirmed the judgment rendered by the Court of First Instance on the merits, upholding the confiscatory nature of the tax.

The National Tax Authority brought extraordinary appeals against both judgments, and the Appellate Court has rejected such appeal with respect to the claims of arbitrariness and serious institutional implications. The proceedings are being handled by the Supreme Court.

On June 28, 2022, the Federal Appellate Court on Administrative Matters (Courtroom VII) rendered judgment in favor of the Bank as regards the recovery of the income tax for tax period 2015 and AFIP appealed such judgment.

Pursuant to the financial reporting framework set forth by the BCRA, the Entity does not record assets in relation to contingent assets derived from the action filed.

12.	Investments in equity instruments

Investments in equity instruments for which the Group has no control, joint control or a significant influence are measured at fair value through profit or loss and at fair value through other comprehensive income.

12.1 Investments in equity instruments through profit or loss

	12.31.22	12.31.21

Private securities - Shares in other non-controlled companies	877,879	748,613
Prisma Medios de Pago S.A. (1)	-	3,500,391

TOTAL	877,879	4,249,004

(1) On October 1, 2021, the Bank, together with the other Class B Shareholders, gave notice of the exercise of the put option and therefore initiated the procedure to sell 49% of the capital stock in the company Prisma Medios de Pago S.A.

On March 18, 2022, the transfer of all the remaining shareholding of the Bank in Prisma Medios de Pago S.A. was consummated for a price of US$ 40,038,121.84. Such amount will be paid as follows: (i) 30% in Pesos adjustable by CER (UVA) at an annual nominal rate of 15% and (ii) 70% in US Dollars at an annual nominal rate of 10% within a term of six years.

12.2 Investments in equity instruments through other comprehensive income

	12.31.22	12.31.21

Banco Latinoaméricano de Exportaciones S.A.	58,025	67,307
Other	2,443	2,981

TOTAL	60,468	70,288

13.	Investments in associates

	12.31.22	12.31.21

BBVA Seguros Argentina S.A.	1,197,152	1,325,212
Rombo Compañía Financiera S.A.	744,208	1,539,529
Interbanking S.A.	823,993	623,016
Play Digital S.A. (1)	486,571	222,162
Openpay Argentina S.A.	215,501	285,733

TOTAL	3,467,425	3,995,652

(1) In order to determine the value of this investment, the accounting information of Play Digital S.A. as of September 30, 2022 has been used. In addition, the significant transactions made or events occurred between October 1, 2022 and December 31, 2022 were considered. See Note 53 – Subsequent events.

14.	Property and equipment

	12.31.22	12.31.21

Real estate	70,810,561	72,409,283
Furniture and facilities	12,769,142	13,641,782
Right of use of leased real estate	5,855,708	6,698,434
Constructions in progress	3,270,148	2,185,255
Machinery and equipment	3,118,798	4,071,597
Vehicles	280,037	184,925

TOTAL	96,104,394	99,191,276

The breakdown of lease assets and liabilities as well as interest and foreign exchange differences recognized in profit or loss is disclosed in Note 25 to these consolidated financial statements.

Based on the reports prepared by the independent appraiser relied upon by the Bank to assess the impairment of real estate, the carrying amount of the certain pieces of real estate exceeds their recoverable value Therefore, such amount should be written down to the recoverable value.

The impairment of assets recorded under the item “Property and equipment” is reported below:

Item	Impairment
	12.31.2022	12.31.2021

Real Estate - Lavallol	(21,502)	(14,500)
Real Estate - Monte Grande	(95,769)	(58,925)
Real Estate - Caleta Olivia, Santa Cruz	(23,915)	-
Real Estate - Cerro Las Rosas	(49,898)	-
Real Estate - Libertador	(350,613)	-
Real Estate - Store 1 Puerto Madero	(132,586)	-
Real Estate - Store 5 Puerto Madero	(82,755)	-
Real Estate - Mar del Plata	(9,708)	-
Real Estate - Bahía Blanca	(10,440)	-

TOTAL	(777,186)	(73,425)

The changes in this item for year 2022 are reported in Exhibit F, and the changes for year 2021 are reported below:

ITEM	Original value as of 01.01.21	Total estimated useful life in years	Additions	Derecognitions	Impairment	Depreciation				Residual value as of 12.31.2021
					Loss	Accumulated as of 01.01.21	Derecognitions	For the year	At year end

Real estate	75,181,977	50	5,614,892	33,121	73,425	6,542,286	33,121	1,771,875	8,281,040	72,409,283

Furniture and facilities	23,676,431	10	1,676,985	669,115	-	9,201,800	669,112	2,509,831	11,042,519	13,641,782

Machinery and equipment	13,098,083	10	1,644,325	4,584,372	-	6,803,537	4,584,372	3,867,274	6,086,439	4,071,597

Vehicles	468,158	10	87,462	25,329	-	299,442	28,838	74,762	345,366	184,925

Right of use of leased properties	12,011,552	10	1,631,030	726,563	-	4,204,777	20,435	2,033,243	6,217,585	6,698,434

Constructions in progress	1,902,057	-	1,482,711	1,199,513	-	-	-	-	-	2,185,255

Total	126,338,258		12,137,405	7,238,013	73,425	27,051,842	5,335,878	10,256,985	31,972,949	99,191,276

15.Intangible	assets

	12.31.22	12.31.21

Licenses - Software	9,617,561	7,159,804

TOTAL	9,617,561	7,159,804

The changes in this item for year 2022 are reported in Exhibit “G”, and the changes for year 2021 are reported below:

ITEM	Original value as of 01.01.21	Total estimated useful life in years	Additions	Derecognitions	Impairment	Depreciation				Residual value as of 12.31.2021
					Loss	Accumulated as of 01.01.21	Derecognitions	For the year	At year end

Licenses - Software	7,305,848	5	3,529,654	1,684,813	-	2,737,022	1,167,372	421,235	1,990,885	7,159,804

Total	7,305,848		3,529,654	1,684,813	-	2,737,022	1,167,372	421,235	1,990,885	7,159,804

16.	Other non-financial assets

	12.31.22	12.31.21

Investment properties	19,737,520	5,454,122
Prepayments	3,567,227	6,391,905
Tax advances	2,546,262	2,020,599
Advances to personnel	1,597,335	1,423,642
Advances to suppliers of goods	900,865	986,280
Other miscellaneous assets	498,605	555,129
Assets acquired as security for loans	26,340	28,070
Other	267,806	285,330

TOTAL	29,141,960	17,145,077

Investment properties include pieces of real estate leased to third parties. The average term of lease agreements is 6 years. Subsequent renewals are negotiated with the lessee. The Group has classified these leases as operating leases, since these arrangements do not substantially transfer all risks and benefits inherent to the ownership of the assets. The rental income is recognized under “Other operating income” on a straight-line basis during the term of the lease.

The changes in this item for year 2022 are reported in Exhibit F, and the changes for year 2021 are reported below:

ITEM	Original value as of 01.01.21	Total estimated useful life in years	Additions	Derecognitions	Impairment	Depreciation				Residual value as of 12.31.2021
					Loss	Accumulated as of01.01.21	Derecognitions	For the year	At year end

Leased properties	5,493,993	50	-	-	-	332,771	-	93,787	426,558	5,067,435

Other investment properties	446,411	10	-	-	-	49,795	-	9,929	59,724	386,687

Total	5,940,404		-	-		382,566	-	103,716	486,282	5,454,122
17.	Non-current assets held for sale

It includes pieces of real estate located in the Argentine Republic, which the Bank’s Board of Directors agreed to sell in the short term.

	12.31.22	12.31.21

Property and equipment held for sale	225,079	588,486

TOTAL	225,079	588,486

Based on the reports prepared by the independent appraiser relied upon by the Bank to assess the impairment of its property, the carrying amount of two pieces of property exceeds its recoverable value. Therefore, such amount should be written down to the recoverable value.

On July 13, 2022, the Fundación BBVA real estate property booked under this account was sold. The profit (loss) on the sale was booked under “Other operating income - Profit (loss) on the sale of noncurrent assets held for sale” (Note 34).

The impairment of non-current assets held for sale is reported below:

Item	Impairment
	12.31.2022	12.31.2021

Real Estate held for sale - Fisherton	(87,487)	(75,821)
Real Estate held for sale - Mendoza	(396)	-

TOTAL	(87,883)	(75,821)

18.	Deposits

The information on concentration of deposits is disclosed in Exhibit H. Breakdown is as follows:

	12.31.22	12.31.21

Non-financial government sector	9,680,134	25,857,759
Financial sector	340,009	423,287
Non-financial private sector and residents abroad	1,303,800,085	1,353,508,964
Savings accounts	499,037,378	555,534,445
Time deposits	414,773,153	336,738,717
Checking accounts	253,464,723	331,959,368
Investment accounts	125,945,113	116,623,934
Other	10,579,718	12,652,500

TOTAL	1,313,820,228	1,379,790,010

19.	Liabilities at fair value through profit or loss

No transactions were accounted for the years ended on December 31, 2022 and 2021.

20.	Other financial liabilities

	12.31.22	12.31.21

Obligations from financing of purchases	82,584,306	89,019,876
Collections and other transactions on behalf of third parties	8,428,501	10,168,381
Payment orders pending credit	6,527,468	4,415,163
Funds collected under AFIP's instructions	4,680,637	2,180,209
Liabilities for leases (Note 25)	4,126,737	5,691,452
Receivables from spot purchases pending settlement	3,902,928	2,782,670
Credit balance for spot purchases or sales pending settlement	2,656,925	12,015
Commissions accrued payable	40,843	68,565
Other	5,484,076	5,639,465

TOTAL	118,432,421	119,977,796

21.	Financing received from the BCRA and other financial institutions

	12.31.22	12.31.21

Local financial institutions	19,225,493	22,815,092
Foreign financial institutions	559,652	-
BCRA	87,997	88,691

TOTAL	19,873,142	22,903,783

22.	Corporate bonds issued

Below is a detail of outstanding corporate bonds as of December 31, 2022 and 2021 of the Bank and its subsidiaries:

Detail	Issuance date	Nominal value	Maturity date	Annual Nominal Rate	Payment of interest	Outstanding securities as of 12.31.22	Outstanding securities as of 12.31.2021

Class 8 Volkswagen Financial Services	09.30.2020	5,158	03.30.2023	UVA (class 8 )	Quarterly	60,000	584,379

				Total Consolidated Principal		60,000	584,379
				Consolidated Interest Accrued		131,183	395,381
				Total Consolidated Principal and Interest Accrued		191,183	979,760

Definitions:

UVA RATE: An interest rate with a variable component (UVA), which represents a measurement unit adjusted on a daily basis as per CER, reflecting the changes in inflation based on the Consumer Price Index (CPI).

23.Provisions

	12.31.22	12.31.21

Provision for contingent commitments (Exhibits J and R)	2,694,198	1,662,857
Provisions for termination plans (Exhibit J)	454,017	512,723
For administrative, disciplinary and criminal penalties (Note 51 and Exhibit J)	5,000	9,740
Provisions for reorganization (Exhibit J)	-	2,616,915
Other contingencies (Exhibit J)	5,516,230	6,131,735
Provision for commercial lawsuits	3,496,091	4,735,527
Provision for labor lawsuits	614,825	552,679
Provision for tax lawsuits	594,810	627,828
Other	810,504	215,701

TOTAL	8,669,445	10,933,970

It includes the estimated amounts to pay highly likely liabilities which, in case of occurrence, would generate a loss for the Entity.

The breakdown of and changes in provisions recognized for accounting purposes are included in Exhibit J. However, below is a brief description:

-	Contingent commitments: it reflects the credit risk arising from the assessment of the degree of compliance of the beneficiaries of unused overdrafts, unused credit card balances, guarantees, sureties and other contingent commitments for the benefit of third parties on behalf of customers, and of their financial position and the counter guarantees supporting those transactions.

-	Termination benefit plans: for certain terminated employees, the Bank (fully or partially) bears the cost of private health care plans for a certain period after termination. The Bank does not cover any situations requiring medical assistance, but it only makes the related health care plan payments.

-	Administrative, disciplinary and criminal penalties: administrative penalties imposed by the Financial Information Unit, even if there were court or administrative measures to suspend payment and regardless of the status of the disciplinary proceedings.

-	Provisions for reorganization: Consistent with the goal of further aligning the organizational structure with the corporate strategy during the current year, achieving efficiency gains and streamlining the decision-making process across all work teams.

-	Other: it reflects the estimated amounts to pay tax, labor and commercial claims and miscellaneous complaints.

The Group considers that the provisions as of December 31, 2022 will originate the following cash disbursements:

Provisions	Within 12 months	After 12 months

Provisions for termination plans	273,772	180,245
For administrative, disciplinary and criminal penalties	-	5,000
For contingent comitments	2,694,198	-
Other contingencies	1,698,768	3,817,462
Provision for labor lawsuits	116,589	498,236
Provision for commercial lawsuits	814,865	2,681,226
Provision for tax lawsuits	594,810	-
Other	172,504	638,000

In the opinion of the Group’s Management and its legal advisors, there are no significant effects other than those stated in these consolidated financial statements, the amounts and repayment terms of which have been recorded based on the current value of those estimates, considering the probable date of their final resolution.

Contingent liabilities have not been recognized in these consolidated financial statements and are related to 163 claims brought against the Bank, including civil and commercial claims, all of which have arisen in the ordinary course of business. The estimated amount of such claims is 34,801, out of which a cash disbursement of approximately 34,801 is expected for the next 12 months. These claims are primarily related to lease-purchase agreements and petitions to secure evidence. The Group's Management and legal advisors consider that the probability that these cases involve cash disbursements is possible but not probable and that the potential cash disbursements are not material.

24.	Other non-financial liabilities

Breakdown is as follows:

	12.31.22	12.31.21

Miscellaneous creditors	38,022,048	26,485,259
Advances collected	19,631,488	15,893,196
Other collections and withholdings	17,503,291	16,689,147
Short-term personnel benefits	17,484,563	17,335,007
Cash dividends payable (Note 43)	14,834,791	54,542,068
Other taxes payable	7,078,668	4,876,021
Long-term personnel benefits	916,273	1,081,224
Termination benefits payable	897,528	-
For contract liabilities	449,646	717,522
Social security payment orders pending settlement	306,676	157,095
Other	567,503	335,697

TOTAL	117,692,475	138,112,236

25.	Leases

The Group as lessee

Below is a detail of the amounts related to the rights of use under leases and lease liabilities in force as of December 31, 2022:

Rights of use under leases

The changes in this item for fiscal year 2022 are reported in Exhibit F, while the changes for fiscal year 2021 are reported in Note 14 – Property and equipment.

Lease liabilities

Future minimum payments for lease agreements are as follows:

	In foreign currency	In local currency	12.31.22	12.31.21

Up to one year	272,181	36,957	309,138	442,973

From 1 to 5 years	2,824,095	332,634	3,156,729	3,954,784

More than 5 years	651,546	9,324	660,870	1,293,695

			4,126,737	5,691,452

Interest and exchange rate difference recognized in profit or loss

	12.31.22	12.31.21

Other operating expenses
Interest on liabilities from finance lease (Note 38)	(621,630)	(903,203)

Exchange rate difference
Exchange rate difference for finance lease (loss)	(4,141,131)	(3,126,241)

26.	Share Capital

Breakdown is as follows:

Shares				Share capital
Class	Quantity	Par value per share	Votes per share	Outstanding shares	Paid-in (1)
Common	612,710,079	1	1	612,710	612,710

(1) Registered with the Public Registry of Commerce.

Banco BBVA Argentina S.A. is a corporation (sociedad anónima) incorporated under the laws of Argentina. The shareholders limit their liability to the shares subscribed and paid in, pursuant to the Argentine Companies Law (Law No. 19550). Therefore, and pursuant to Law No. 25738, it is reported that neither foreign capital majority shareholders nor local or foreign shareholders shall be liable in excess of the above-mentioned capital contribution for obligations arising from transactions carried out by the financial institution.

27.Interest	income

	12.31.22	12.31.21

Interest on government securities	256,501,695	104,122,019
Stabilization Coefficient (CER) clause adjustment	82,083,427	35,685,175
Interest on credit card loans	62,619,226	49,780,744
Interest on other loans	44,405,294	33,077,508
Interest on instruments	39,596,631	28,643,882
Interest on consumer loans	32,075,984	28,325,500
Premiums on reverse repurchase agreements	31,858,523	73,245,986
Acquisition Value Unit (UVA) clause adjustment	31,382,577	27,161,517
Interest on overdrafts	28,767,653	16,494,956
Interest on pledge loans	10,611,023	10,849,682
Interest on mortgage loans	3,042,462	3,353,342
Interest on loans to the financial sector	2,495,452	2,064,828
Interest on finance leases	1,971,750	1,864,308
Interest on loans for the prefinancing and financing of exports	725,826	1,906,230
Interest on private securities	662,812	305,251
Other	549,280	1,735,828

TOTAL	629,349,615	418,616,756

28.	Interest expenses
	12.31.22	12.31.21

Time deposits	214,124,699	133,194,794
Checking accounts deposits	39,664,114	26,886,481
Acquisition Value Unit (UVA) clause adjustment	25,111,539	9,201,782
Interfinancial loans received	8,698,548	5,421,401
Savings accounts deposits	1,604,249	1,016,781
Other liabilities from financial transactions	673,415	1,644,297
Premiums on reverse repurchase transactions	26,871	5,515
Other	6,223	8,320

TOTAL	289,909,658	177,379,371

29.	Commission income

	12.31.22	12.31.21

Linked to liabilities	33,755,718	32,811,467
From credit cards	33,118,776	39,898,039
Linked to loans	6,650,776	5,375,823
From foreign trade and foreign currency transactions	3,521,768	4,008,489
From insurance	3,521,043	3,840,993
Linked to securities	907,751	1,128,510
From guarantees granted	3,554	18,311

TOTAL	81,479,386	87,081,632

30.	Commission expenses

	12.31.22	12.31.21

For credit and debit cards	25,228,262	32,271,058
For payment of salaries	2,552,863	2,788,120
For data processing	1,529,968	625,367
For new channels	1,295,894	1,090,280
For foreign trade transactions	985,471	993,322
For advertising campaigns	258,602	-
For digital sales services	60,028	177,633
Linked to transactions with securities	15,701	23,315
For promotions	-	102,091
Other commission expenses	2,809,769	2,907,803

TOTAL	34,736,558	40,978,989

31.	Net income / (loss) from financial instruments carried at fair value through profit or loss
	12.31.22	12.31.21

Income from government securities	10,679,557	5,290,090
Income from sale or write-off of financial assets (1)	4,388,676	-
Income/(loss) from private securities	1,535,840	(898,934)
Income from foreign currency forward transactions	1,492,046	6,309,957
Income from interest rate swaps	101,095	94,492
Income from corporate bonds	19,644	8,717
Loss from loans	21	-
Loss from put option taken (2)	(34,657)	(2,302,454)
Other	(5,301)	-

TOTAL	18,176,921	8,501,868

(1) Corresponds to the sale of 49% of Prisma Medios de Pago S.A.’s capital stock. On March 18, 2022, the transfer of all the remaining shareholding of the Bank in such company was consummated (see additionally Note 12.1).

(2) For further information as of December 31, 2021, see Note 12.1.

32.	Net income / (loss) from derecognition of assets carried at amortized cost and at fair value through other comprehensive income

	12.31.22	12.31.21

Income/(Loss) from sale of government securities	217,979	(237,182)
Income/(Loss) from sale of private securities	71,969	(1,044)

TOTAL	289,948	(238,226)

33.	Foreign exchange and gold gains (losses)

	12.31.22	12.31.21

Income from purchase-sale of foreign currency	12,494,497	12,917,412
Conversion of foreign currency assets and liabilities into pesos	(4,417,520)	(2,126,706)

TOTAL	8,076,977	10,790,706

34.	Other operating income
	12.31.22	12.31.21

Adjustments and interest on miscellaneous receivables	6,829,641	4,918,830
Loans recovered	3,361,917	2,821,691
Rental of safe deposit boxes	2,925,146	3,117,323
Debit and credit card commissions	1,522,153	1,177,878
Income from asset sale in equity instruments (1)	1,515,485	-
Fees expenses recovered	825,182	752,919
Allowances reversed	737,769	666,066
Rent	611,191	-
Punitive interest	479,681	442,715
Income from sale of non-current assets held for sale (Note 17)	456,042	-
Commission from syndicated transactions	263,789	198,824
Income from initial recognition of government securities	-	29,794
Other operating income	1,634,197	1,635,783

TOTAL	21,162,193	15,761,823

(1) Corresponds to the sale of 49% of Prisma Medios de Pago S.A.’s capital stock. On March 18, 2022 the transfer of all the remaining shareholding of the Bank in such company was consummated.

35.	Personnel benefits

	12.31.22	12.31.21

Salaries	37,440,628	36,440,043
Other short-term personnel benefits	13,820,668	10,535,005
Social security withholdings and collections	11,746,203	10,807,161
Personnel compensation and bonuses	2,851,951	1,453,204
Personnel services	1,512,186	1,143,901
Termination personnel benefits (Exhibit J)	224,244	252,580
Other long-term personnel benefits	381,568	361,501

TOTAL	67,977,448	60,993,395

36.	Administrative expenses

	12.31.22	12.31.21

Taxes	14,459,626	13,357,525
Rent	10,497,523	7,966,763
Armored transportation services	7,275,411	8,017,658
Maintenance and repair costs	6,616,785	6,947,956
Contracted administrative services	6,197,804	6,230,705
IT	5,719,497	3,288,336
Advertising	3,509,024	3,072,843
Electricity and communications	2,479,506	2,773,520
Other fees	2,279,254	2,690,136
Documents distribution	2,197,800	1,836,084
Security services	1,799,102	2,078,355
Trade reports	1,247,731	1,175,119
Insurance	645,592	742,295
Representation and travel expenses	643,792	316,949
Fees to Banks Directors and Supervisory Committee	114,791	127,768
Stationery and supplies	85,660	125,426
Other administrative expenses	2,372,825	2,428,515

TOTAL	68,141,723	63,175,953

37.	Depreciation and amortization
	12.31.22	12.31.21

Depreciation of property and equipment (Exhibit F and Note 14)	7,287,884	8,223,742
Amortization of rights of use of leased real property (Exhibit F and Note 14)	2,018,680	2,033,243
Loss from the sale or depreciation of property and equipment (Note 14)	703,761	73,425
Amortization of intengible assets (ExhibitG and Note 15)	657,996	421,235
Depreciation of other assets	304,902	121,237

TOTAL	10,973,223	10,872,882

38.	Other operating expenses

	12.31.22	12.31.21

Turnover tax	40,862,687	33,181,788
Other allowances (Exhibit J)	5,931,296	1,856,676
Initial loss of loans below market rate	4,206,914	3,834,403
Reorganization expenses (Exhibit J)	2,373,713	4,411,298
Contribution to the Deposit Guarantee Fund (Note 45)	2,032,751	2,193,577
Claims	1,478,605	610,158
Interest on liabilities from leases (Note 25)	621,630	903,203
Loss from the sale or depreciation of investment properties and other non-financial assets	12,062	75,821
Other operating expenses	3,966,388	4,940,243

TOTAL	61,486,046	52,007,167

39.	Fair values of financial instruments

a)	Assets and liabilities measured at fair value

The fair value hierarchy of assets and liabilities measured at fair value as of December 31, 2022 is detailed below:

	Accounting balance	Total Fair Value	Level 1 Fair Value	Level 2 Fair Value	Level 3 Fair Value

Financial Assets

Debt securities at fair value through profit or loss	25,519,962	25,519,962	3,917,279	21,602,683	-
Derivative instruments	2,268,201	2,268,201	-	2,268,201	-
Other financial assets	3,926,704	3,926,704	3,926,704	-	-
Other debt securities	600,576,208	600,576,208	52,601,929	547,323,980	650,299
Financial assets pledged as collateral	16,699,438	16,699,438	16,187,316	512,122	-
Investments in equity instruments	938,347	938,347	877,879	60,468	-

Financial Liabilities

Derivative instruments	334,340	334,340	-	334,340	-

The fair value hierarchy of assets and liabilities measured at fair value as of December 31, 2021 is detailed below:

	Accounting balance	Total fair value	Level 1 fair value	Level 2 fair value	Level 3 fair value
Financial Assets

Debt securities at fair value through profit or loss	2,721,113	2,721,113	2,719,594	1,519	-
Derivative instruments	5,486,313	5,486,313	-	5,486,313	-
Other financial assets	3,710,885	3,710,885	3,710,885	-	-
Other debt securities	316,392,721	316,392,721	98,430,498	215,933,998	2,028,225
Financial assets pledged as collateral	8,988,656	8,988,656	8,988,656	-	-
Investments in equity instruments	4,319,292	4,319,292	748,613	70,288	3,500,391

Financial Liabilities

Derivative instruments	612,069	612,069	-	612,069	-

The fair value of a financial asset or liability is the price that would be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants at the measurement date.

The most objective and usual reference of the fair value of a financial asset or liability is the price that would be paid in an orderly, transparent and deep market, that is to say, its quoted or market price.

If it is not possible to obtain a market price, a fair value is determined using best market practice valuation techniques, such as cash flows discount based on a yields curve for the same class and type of instrument, or if there is no market curve with the same characteristics of the bond, the fair value is calculated considering the latest market price plus interest accrued until the valuation date (whichever is more representative for the security).

In line with the accounting standard, a three-level classification of financial instruments is established. This classification is mainly based on the observability of the inputs used to calculate that fair value, defining the following levels:

•	Level 1: Financial instruments measured using quoted prices in an active market. Active market means a market that allows the observation of representative prices with sufficient frequency and daily volume.

•	Level 2: Financial instruments without an active market, but that may be measured through observable market inputs. Observable market inputs shall mean as such assets traded in markets that allow to calculate an interest rate curve or determine a credit spread.

•	Level 3: Measurement using models based on variables not obtained from observable market inputs.

Financial assets at fair value mainly consist of BCRA Liquidity Bills and Argentine Government Bonds, together with a minor share in Argentine Treasury Bills and Corporate Bonds. Likewise, financial derivatives are classified at fair value. Such derivatives, include futures measured at the price of the market where they are traded (Rofex and MAE) and foreign currency NDF (non-delivery forwards), put options, and interest rate swaps.

b)  Transfers between hierarchy levels

The Entity monitors the availability of market information in order to assess the category of financial instruments in the different hierarchies at fair value, as well as the resulting determination of inter-level transfers at each closing, considering the comparison of hierarchy levels of the current period versus previous year levels.

b.1) Transfers from Level 1 to Level 2

There were no transfers from Level 1 to Level 2 for instruments measured at fair value through profit or loss or through OCI as of year-end.

b.2) Transfers from Level 2 to Level 1

The following instruments measured at fair value through profit or loss or through OCI were transferred from Level 2 to Level 1 of the fair value hierarchy:

	12.31.22	12.31.21

Treasury Bond in pesos adjusted by 1.20% CER. Maturity 03-18-2022	-	8,231,290
Treasury Bond in pesos adjusted by 1.50% CER. Maturity 03-25-2024	-	24,803,535
Treasury Bond in pesos adjusted by 1.40% CER. Maturity 03-25-2023	-	18,929,424
Treasury Bond in pesos adjusted by 1.30% CER. Maturity 09-20-2022	-	21,055,446

The hierarchy level of the instruments detailed above was compared with the previous year levels.

The transfer is due to the fact that the bonds were listed on the market the number of days necessary to be considered Level 1.

b.3) Valuation techniques for Levels 2 and 3

The valuation techniques used for Level 2 securities require observable market data: the spot discount curve in pesos, US dollars, USD curves of corporate bonds (one of the energy sector and the other of several industries), CER, the yield curve in pesos arising from ROFEX futures, the yield curve in pesos arising from futures traded by ICAP Broker, and the spot selling exchange rate published by Banco de la Nación Argentina (BNA). Below is a detail of valuation techniques for each financial product:

Fixed Income

The assessment of prices at fair value established by the Bank for fixed income consists in considering MAE’s representative prices.

In the case of Argentine Treasury bonds and bills, MAE’s prices are used; if the bonds are not listed within the last 10 business days, then a theoretical valuation is made discounting cash flows using the related discount curve. Except for BCRA internal bills in US dollars to be settled in Argentine pesos at the benchmark exchange rate (LEDIV), which cannot be transferred and do not accrue any interest, they are valued at their latest subscription price.

Liquidity bills issued by the BCRA without quoted prices in MAE at the end of the month were assigned a theoretical value, discounting cash flows using the monetary policy rate.

In the case of Corporate Bonds in Dollars, we value them by bringing the future flow of funds to present value with an interest rate curve with comparable corporate bonds.

SWAPS

For swaps, the theoretical valuation consists in discounting future cash flows using the interest rate, according to the curve estimated on the basis of fixed-rate peso-denominated bonds and bills issued by the Argentine Government.

Non-Delivery Forwards

The theoretical valuation of NDFs consists in discounting the future cash flows to be exchanged pursuant to the contract, using a discount curve that will depend on the currency of each cash flow. The result is then calculated by subtracting the present values in pesos, estimating the value in pesos based on the applicable spot exchange rate, depending on whether the contract is local or offshore.

For local peso-dollar swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from the prices of ROFEX futures and the US dollar spot selling exchange rate published by BNA. Cash flows in US dollars are discounted using the Overnight Index Swap (OIS) international dollar yield curve. Then, the present value of cash flows in dollars is netted by converting such cash flows into pesos using the US dollar spot selling exchange rate published by BNA.

For local peso-euro swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from the prices of ROFEX futures and the US dollar spot selling exchange rate published by BNA. Cash flows in euros are discounted using the yield curve in euros. Then, the present value of cash flows in euros is netted by converting such cash flows into pesos using the euro spot selling exchange rate published by BNA.

For offshore peso-dollar swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from market quoted forward prices sourced from ICAP and the US dollar spot selling exchange rate published by BNA. Cash flows in dollars are discounted using the OIS yield curve. Then, the present value of cash flows in dollars is netted by converting such cash flows into pesos using the Emerging Markets Traders Association (EMTA) US dollar spot exchange rate.

The valuation techniques used for Level 3 financial assets require the use of variables that are not based on observable market inputs. Below is a detail of the valuation techniques used for each financial asset:

Investments in Equity Instruments

As of December 31, 2021, the fair value of the equity interest held in Prisma Medios de Pago S.A.—classified as Level 3—was determined by the Bank’s Management according to the valuation report prepared by an independent expert, who relied on a future discounted cash flow method embracing an income approach, net of the valuation adjustment required by the BCRA in Memoranda No. 7/2019 and No. 8/2021 and net of the collection of dividends (Note 2.1.1.b) and Note 12).

Corporate Bonds

Fair value measurement of the following corporate bonds held in portfolio classified as Level 3 has been determined by the Entity’s Management on the basis of the latest available market price (or subscription price, if the security had not been listed in a market since the date of issuance) plus interest accrued to date. If the security has paid coupon, then the “clean” price is calculated. If principal was repaid, then repayment amount is deducted and the “dirty” price is recalculated, with interest being accrued until year end.

- ON Arcor (ON ARCOR17)

- ON Refi Pampa (ON REF2B)

The most relevant unobservable inputs include:

- Latest market price

- Projected UVA

The tables below show a sensitivity analysis for each of the above-mentioned securities:

Latest market price scenarios	Changes in final price

	REF2B	ARCOR17
+2%	2.000%	2.000%
+5%	5.000%	5.000%
+10%	10.000%	10.000%

UVA Scenarios	Changes in final price

	ON ARCOR17	ON REF2B
+3%	3.000%	3.000%
+5%	5.000%	5.000%
+10%	10.000%	10.000%

Put Options

Below is a sensitivity analysis of the put (options) held by BBVA. The input variable used in the sensitivity analysis is the underlying asset’s price.

The put options and the related underlying assets are as follows:

Asset	Underlying
PJ3N6U001	BONO TDJ23
PL3N7V001	BONO TDL23
PF3N2H001	LT X17F3
X3JN6G001	LCER16J3$
XY3N5J001	LT X19Y3

Underlying Put

Scenarios	Changes in final price
Changes in Underlying Price(%)	PJ3N6U001	PL3N7V001	PF3N2H001	X3JN6G001	XY3N5J001
-6.000%	6.055%	5.962%	10.464%	7.564%	9.675%
-4.000%	4.037%	3.975%	6.976%	5.043%	6.450%
-2.000%	2.018%	1.987%	3.488%	2.521%	3.225%
0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
2.000%	0.000%	0.000%	0.000%	0.000%	0.000%
6.000%	0.000%	0.000%	0.000%	0.000%	0.000%

b.4) Reconciliation of balances at beginning of year and at year-end of Level 3 assets and liabilities at fair value

The following table shows a reconciliation between balances at beginning of year and at year-end of Level 3 fair values:

	12.31.22	12.31.21

Balance at the beginning of the fiscal year	5,528,616	10,041,732

Derivative instruments - Put option taken - Prisma Medios de Pago S.A.	-	(2,302,454)
Other debt securities - Private securities - Corporate bonds	(390,921)	2,028,225
Other financial assets - Receivables from sale of ownership interest in Prisma Medios de Pago S.A.	(4,412,028)	-
Loss from sale or write-off of financial assets - Prisma Medios de Pago S.A.	3,741,628	-
Dividends collected	-	(1,134,220)
Monetary gain (loss) generated by assets at fair value	(3,816,996)	(3,104,667)

Balance at fiscal year-end	650,299	5,528,616

c)	Fair value of assets and liabilities not measured at fair value

Below is a description of methodologies and assumptions used to assess the fair value of the main financial instruments not measured at fair value, when the instrument does not have a quoted price in a known market.

• Assets and liabilities with fair value similar to their accounting balance

For financial assets and financial liabilities maturing in less than three months, it is considered that the accounting balance is similar to fair value.

• Fixed rate financial instruments

The fair value of financial assets was assessed by discounting future cash flows from market rates at each measurement date for financial instruments with similar characteristics, adding a liquidity premium (un-observable input) that expresses the added value or additional cost necessary to dispose of the asset.

• Variable rate financial instruments

For financial assets and financial liabilities accruing a variable rate, it is considered that the accounting balance is similar to the fair value.

The fair value hierarchy of assets and liabilities not measured at fair value as of December 31, 2022 is detailed below:

	Accounting balance	Total Fair Value	Level 1 Fair Value	Level 2 Fair Value	Level 3 Fair Value

Financial Assets

Cash and deposits in banks	296,292,314	(1)	-	-	-
Repo transactions	52,564,802	(1)	-	-	-
Other financial assets	28,816,310	(1)	-	-	-
Loans and other financing
Non-financial government sector	1,399	(1)	-	-	-
BCRA	9,034	(1)	-	-	-
Other financial institutions	4,231,777	2,584,611	-	-	2,584,611
Non-financial private sector and residents abroad	712,854,292	668,695,077	-	-	668,695,077
Other debt securities	44,527,097	44,528,179	-	44,528,179	-
Financial assets pledged as collateral	29,495,681	(1)	-	-	-

Financial Liabilities

Deposits	1,313,820,228	1,288,323,903	-	1,288,323,903	-
Other financial liabilities	118,432,421	(1)	-	-	-
Financing received from the BCRA and other financial institutions	19,873,142	19,167,220	-	19,167,220	-
Corporate bonds issued	191,183	189,970	-	189,970	-

(1)	The fair value is not reported as it is considered similar to its accounting value.

The fair value hierarchy of assets and liabilities not measured at fair value as of December 31, 2021 is detailed below:

	Accounting balance	Total Fair Value	Level 1 Fair Value	Level 2 Fair Value	Level 3 Fair Value

Financial Assets

Cash and deposits in banks	425,320,837	(1)	-	-	-
Repo transactions	267,934,977	(1)	-	-	-
Other financial assets	24,876,666	(1)	-	-	-
Loans and other financing
Non-financial government sector	1,441	(1)	-	-	-
Other financial institutions	8,201,090	7,144,110	-	-	7,144,110
Non-financial private sector and residents abroad	730,141,116	719,689,743	-	-	719,689,743
Other debt securities	43,956,008	43,019,867	-	43,019,867	-
Financial assets pledged as collateral	30,517,448	(1)	-	-	-

Financial Liabilities

Deposits	1,379,790,010	1,363,503,360	-	1,363,503,360	-
Other financial liabilities	119,977,796	(1)	-	-	-
Financing received from the BCRA and other financial institutions	22,903,783	22,381,777	-	22,381,777	-
Corporate bonds issued	979,760	776,393	-	776,393	-

(1) The fair value is not reported as it is considered similar to its accounting value.

40.Segment	reporting

Basis for segmentation

As of December 31, 2022 and 2021, the Group determined that it has only one reportable segment related to banking activities, based on information reviewed by the chief operating decision maker. Most of the transactions, properties and customers of the Group are located in Argentina. No client has generated more than 10% of the Group's total revenues.

The following table shows relevant information on loans and deposits by business line as of December 31, 2022 and 2021:

Group (banking activity) (1)	12.31.22	12.31.21

Loans and other financing	717,096,502	738,343,647
Corporate banking (2)	67,395,683	60,645,335
Small and medium companies (3)	261,891,287	243,208,606
Retail	387,809,532	434,489,706

Other assets	1,241,740,354	1,268,403,687
TOTAL ASSETS	1,958,836,856	2,006,747,334

Deposits	1,313,820,228	1,379,790,010
Corporate banking (2)(3)	284,070,714	303,344,471
Small and medium companies (2)(3)	243,413,985	290,098,168
Retail	786,335,529	786,347,371

Other liabilities	279,132,660	310,200,461
TOTAL LIABILITIES	1,592,952,888	1,689,990,471
(1)	It includes BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión, Consolidar A.F.J.P. (undergoing liquidation proceedings), PSA Finance Argentina Cía. Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A.
(2)	It includes the Financial Sector.
(3)	It includes the Government Sector.

The information related to the operating segment (the Group's banking activity) is the same as that presented in the Consolidated Statement of Income, considering that it is the measure used by the Entity's chief operating decision marker for the allocation of resources and performance evaluation.

41.	Related parties

a) Parent

The Bank's parent is Banco Bilbao Vizcaya Argentaria.

b) Key management personnel

Pursuant to IAS 24, key management personnel are those having the authority and responsibility for planning, managing and controlling the Group’s activities, whether directly or indirectly.

Based on that definition, the Group considers the members of the Board of Directors as key personnel.

b.1) Remuneration of key management personnel

The Group's key management personnel received the following compensations:

	12.31.22	12.31.21

Fees	90,436	105,841

Total	90,436	105,841

b.2) Profit or loss from transactions and balances with key management personnel

	Balances as of		Profit or loss from transactions

	12.31.22	12.31.21	12.31.22	12.31.21

Loans
Overdrafts	2	-	16	-
Credit Cards	21,011	6,934	4,476	2,104
Consumer loans	1,056	2,153	16,521	458

Deposits
Deposits	38,482	25,121	369	689

Loans are granted on an arm’s length basis. As of December 31, 2022 and 2021, balances of loans granted are classified under normal performance according to the debtor classification rules issued by the BCRA.

b.3) Profit or loss and balances with related parties (except for key management personnel)

Parent	Balances as of		Profit or loss from transactions
	12.31.22	12.31.21	12.31.22	12.31.21

Cash and deposits in banks	686,084	1,220,905	-	-
Financial assets pledged as collateral (2)	56,681	-	-	-
Other financial assets(2)	526,899	1,023,511	-	-
Other financial liabilities	-	-	-	-
Other non-financial liabilities	26,274,291	41,268,916	13,187,626	7,838,054
Derivative instruments (Liabilities) (1)	11,079	-	22,175	1,165,030

Off-balance sheet balances

Securities in custody	184,347,603	176,945,998	-	-
Derivative instruments	1,932,874	-	-	-
Sureties granted	2,308,001	2,648,230	9,752	15,172
Guarantees received	2,724,690	2,768,006	-	-

(1) Profit or loss of Derivative Instruments (Assets) is exposed under Derivative Instruments (Liabilities).
(2) These transactions do not generate profit or loss.

Subsidiarias	Balances as of		Profit or loss from transactions
	12.31.22	12.31.21	12.31.22	12.31.21

Loans and other financing	12,742,159	15,328,361	6,093,983	5,623,881
Other financial assets	-	1,284	-	-
Deposits	276,534	432,922	11,197	246,965
Other non-financial liabilities	23	45	48	8,000
Received financing	-	-	-	-
Other operating income	-	-	21,589	24,018

Off-balance sheet balances

Securities in custody	3,926,704	3,710,885	-	-
Sureties granted	-	547	-	-

Associates	Balances as of		Profit or loss from transactions
	12.31.22	12.31.21	12.31.22	12.31.21

Cash and deposits in banks	595	1,270	-	-
Loans and other financing	1,851,295	2,123,921	2,884,201	2,170,057
Debt securities at fair value through profit or loss	-	1,519	-	3,387
Derivative instruments (Assets)	29,780	-	102,385	-
Other financial assets	427,700	395,935	-	-
Deposits	1,378,875	1,611,431	288,371	29,366
Other non-financial liabilities	-	842		-
Received financing	160,526	-	66,931	-
Commission income	-	-	265	-
Commission expense	-	-	158,251	-
Other operating income	-	-	98,676	113,753

Off-balance sheet balances

Interest rate swaps	1,500,000	-	-	-
Securities in custody	4,138,991	3,968,905	-	-
Guarantees received	721,229	1,973,933	-	-
Créditos Documentarios	136,814	-	-	-

Transactions have been agreed upon on an arm’s length basis. As of December 31, 2022 and 2021, balances of loans granted are classified under normal performance according to the debtor classification rules issued by the BCRA.

42.	Financial instruments risks

42.1 Risk policies of financial instruments

Presentation of Risk Management and Risk-Weighted Assets (RWA)

Strategies and processes

The purpose of the organization is based on assuming a prudential level of risks in order to generate yields and keep acceptable levels of capital and funding, and generate benefits on a recurring basis. Therefore, it is vital that the teams assigned to risk management are highly trained professionals.

The General Risks Policy of BBVA Argentina expresses the levels and types of risk the Entity is willing to take to carry out its strategic plan, with no relevant deviations, even under stress conditions. Along this line, the process for risks management is comprehensive and proportional to the economic size and importance of the financial institution.

To achieve its goals, BBVA Argentina uses a management model with two guiding principles for the decision-making process:

-	Prudential analysis: related to the management of the various risks acknowledged by the Entity.
-	Anticipation: it refers to the capacity to make decisions foreseeing relevant changes in the environment, the competition and customers that may have an impact in the mid-term.

This process is adequate, sufficiently proven, duly documented and periodically reviewed based on the changes to the Entity’s risk profile and the market.

In this regard, the Board of Directors and the Senior Management are highly committed to the identification, evaluation, follow-up, control and mitigation of significant risks. These bodies periodically review credit, financial and operational risks, which may potentially affect the success of BBVA Argentina's activities, and place special emphasis on strategic, reputation and concentration risks.

Structure and organization

The Entity has a formal organizational structure in place, with a set of roles, responsibilities and powers, organized in a pyramidal structure, generating control instances by an independent area from lower to higher levels, up to the highest decision-making bodies. Below are the areas in each structure and a list of their functions:

• Risk Management

• Committees

• Reporting

• Cross-Control Areas

Risk Management

This area is independent from business units. It is in charge of implementing the criteria, policies and procedures defined by the organization within the scope of credit risk and financial risk management, by following-up and controlling their proper application and by proposing the actions necessary to keep the quality of risks within the defined goals. Some of its main functions are to ensure proper information for the decision-making process at all levels, including relevant risk factors, such as:

- Active management throughout the risk lifetime.

- Clear processes and procedures.

- Integrated management of all risks through identification and quantification.

- Generation, implementation and dissemination of advanced decision-making support tools.

Committees:

Committees are responsible for risk management. This implies knowledge, assessment, weighting and potential mitigation. BBVA Argentina has an agile and proper structure of committees in charge of managing various risks.

Reporting:

The Reporting area is in charge of controlling procedures for risk rating and credit limit requirements; provisioning; determining the risk quota for each segment of economic activity and type of financing; and assessing and following-up fundamental metrics setting forth, in quantitative terms, the principles and general risk profile in the statement of Risk Appetite. In addition, it is in charge of generating reports to support Risk Management’s decisions in compliance with internal and control organizations’ credit policies, as well as of reviewing processes and proposing alternatives.

Cross-Control Areas

Internal Control - Internal Control and Compliance Department - has the following main functions: to ensure that there is a sufficient internal regulatory framework; a process and measures defined for each type of risk; to control its application and operation; and to ensure that an assessment is made of the existence of a control environment and its adequate implementation and operation.

Model Validation - Internal Control and Compliance Department - who ensures that BBVA Argentina's internal statistical risk models are adequate for their use, and must issue a well-founded and updated opinion on their adequate use.

The control and monitoring areas are in charge of giving cohesion to credit risk management and ensuring that the management of the rest of the critical risks for the Bank is carried out in accordance with the established standards.

Finally, Internal Audit, transversal to the business and support units.

Risk Appetite

Risk appetite is a key element in financial institutions' management, which provides the Entity with a comprehensive framework to determine the risks and level of risks it is willing to take to reach its business goals, expressed in terms of capital, liquidity, profitability, income recurrence, risks costs or other metrics.

Risk appetite is expressed through a Statement containing the general principles for the Bank’s strategy and quantitative metrics.

Stress Testing

In compliance with the provisions on “guidelines for risk management in Financial Institutions” set forth by the Argentine Central Bank, the Entity has developed a stress test program, within the Entity's comprehensive risk management.

Stress test means the evaluation of the Entity's financial position under an adverse but plausible scenario, which requires the simulation of scenarios to estimate the potential impact on the value of portfolios, profitability, solvency and liquidity for the purposes of identifying latent risks or detecting vulnerabilities.

Credit Risk

The Bank defines credit risk as the possibility to sustain losses as a result of a debtor’s or counterparty’s noncompliance with the contractual obligations assumed.

Credit risk is present in on and off-balance sheet transactions, as well as settlement risk, that is to say, when a financial transaction cannot be completed or settled as agreed. Credit risk losses arise from a debtor's or counterparty’s noncompliance with its obligations. Also, it takes into consideration several types of risks, such as country risk, and counterparty credit risk.

BBVA Argentina defines country risk as the risk of sustaining losses generated in investments and loans to individuals, companies, and governments due to the incidence of economic, political, and social events occurring in a foreign country.

Strategy and processes

BBVA Argentina develops its credit risk strategy defining the goals that will guide its granting activities, the policies to be adopted and the necessary practices and procedures to carry out those activities.

Additionally, the Risks Management Department, together with the rest of the Bank’s Management Departments, annually develops a budget process, which includes the main variables of credit risk:

-	Expected growth per portfolio and product.
-	Evolution of default ratio.
-	Evolution of write-off portfolios.

This way, the expected standard credit risk values are set for a term of one year. Afterwards, the real values obtained are compared with that budget, to assess the growth of the portfolio and its quality.

Also, maximum limits or exposures per economic activity are formalized, pursuant to the Group’s placement strategy, which are used to follow up credit portfolios. In case of deviations from the set limits, these are analyzed by the Risks Follow-Up Committees to take the necessary measures.

Admission

BBVA Argentina has credit risk admission policies in place, to define the criteria to obtain quality assets, establish risk tolerance levels and alignment of the credit activities with the strategy of BBVA Argentina.

Follow-up

The Bank establishes certain follow-up procedures based on the banking area involved, as the admission stage is not the end of the process. Follow-up is as important as decision-making, since risk is dynamic and customers rely on themselves and the environment.

The main follow-up procedures carried out for the various Banking areas are:

-	Follow-up on the limit granted: Since customer profiles vary over time, the limits of products purchased are periodically reviewed for the purpose of extending, reducing, or suspending the limit assigned, based on the risk situation.

-	Maintenance of proactive limits: Customers’ characteristics, and therefore the characteristics of the data originating certain limits, vary over time. Therefore, there is periodical maintenance of the proactive limits, taking into consideration the changes in a customer's situation (position of assets and liabilities, and relationship). Likewise, there is a periodic follow-up on the changes in proactive limits for the purpose of controlling and ensuring the risk assigned is in accordance with the desired risk levels.

-	Follow-up on rating tools: Rating tools rely on the internal inputs and show the characteristics and biases of such inputs. Therefore, they need a long period of use to soften or eliminate those biases through the inclusion of new information, correction of existing information and periodic reviews optimizing the results of back-tests.

-	Portfolio analysis: The portfolio analysis consists of a follow-up process and study of the complete cycle of the risk of portfolios for the purpose of analyzing the status of the portfolio, identifying potential improvements in the management, and forecasting the future behavior.

Additionally, the following functions shall be carried out:

-	Follow-up on specific customers.
-	Follow-up on products.
-	Follow-up on units (branches, areas, channels).
-	Other follow-up actions (samples, control of admission and risk management processes, campaigns).

The priority in credit risk follow-up processes is focused mainly on problematic or potentially problematic customers, for preventive purposes. The remaining aspects, the follow-up on products, units and other follow-up actions are supplementary to the specific follow-up on customers.

Recovery

BBVA Argentina has Recovery areas which are part of its Retail and Wholesale Risk divisions. The role of these areas is mitigating the severity of credit portfolios, both regarding the Bank and its subsidiaries, as well as to provide the results directly through collections of write-off portfolios and indirectly through collections of active portfolios, which imply a reduction of allowances.

Scope and nature of risk information and/or measurement systems

BBVA Argentina has several tools that are used in credit risk management, allowing for effective risk control and facilitating the whole risk treatment process.

Additional information on the credit quality of assets

Exposure to credit risk

The Group’s credit risk exposure of loans and overdrafts under IFRS 9 with allocation by stage according to the classification of assets as of December 31, 2022 and 2021 is as follows:

Exposure to credit risk	December 31, 2022	Stage 1	Stage 2	Stage 3

Financial assets at amortized cost	782,000,404	703,735,541	65,684,071	12,580,792

Wholesale	375,337,289	356,207,577	17,077,970	2,051,742
Company banking	212,527,117	201,084,527	9,820,238	1,622,352
Corporate and investment banking	113,352,634	107,308,156	6,044,465	13
Local and International	60,333	2,803	56,951	579
SMEs	49,397,205	47,812,091	1,156,316	428,798

Retail	406,663,115	347,527,964	48,606,101	10,529,050
Overdrafts	1,077,336	589,908	317,253	170,175
Credit cards	264,209,008	227,101,438	32,947,828	4,159,742
Consumer loans	70,941,377	62,527,232	4,400,529	4,013,616
Pledge loans	27,158,478	25,608,568	738,283	811,627
Mortgage loans	42,381,694	30,819,975	10,188,965	1,372,754
Finance leases	863,298	848,954	13,208	1,136
Other	31,924	31,889	35	-

Financial assets at fair value through OCI	3,722,935	3,722,935	-	-

Debt securities	3,722,935	3,722,935	-	-

Total financial assets	785,723,339	707,458,476	65,684,071	12,580,792

Loan commitments and financial guarantees	213,378,338	194,902,377	18,408,859	67,102

Wholesale	39,880,931	35,314,905	4,554,978	11,048
Company banking	14,963,752	12,225,728	2,734,023	4,001
Corporate and investment banking	17,460,813	16,646,205	814,608	-
Local and international	3,682,576	2,937,612	744,964	-
SMEs	3,773,790	3,505,360	261,383	7,047

Retail	173,497,407	159,587,472	13,853,881	56,054
Overdrafts	9,790,301	9,371,002	417,935	1,364
- Credit cards	162,959,369	149,659,487	13,259,575	40,307
Mortgage loans	677,186	490,752	172,051	14,383
Other	70,551	66,231	4,320	-

Total loan commitments and financial guarantees	213,378,338	194,902,377	18,408,859	67,102

Total exposure to credit risk	999,101,677	902,360,853	84,092,930	12,647,894

Exposure to credit risk	December 31, 2021	Stage 1	Stage 2	Stage 3

Financial assets at amortized cost	806,379,229	700,378,342	87,260,364	18,740,523

Wholesale	377,735,166	339,329,001	30,875,648	7,530,517
Company banking	221,496,818	200,571,111	16,999,742	3,925,965
Corporate and investment banking	129,255,187	113,573,038	12,311,878	3,370,271
Local and International	2,662	1,938	56	668
SMEs	26,980,499	25,182,914	1,563,972	233,613

Retail	428,644,063	361,049,341	56,384,716	11,210,006
Overdrafts	1,219,920	802,622	229,340	187,958
Credit cards	294,222,505	259,546,715	30,109,988	4,565,802
Consumer loans	78,598,056	61,477,071	11,810,633	5,310,352
Pledge loans	4,792,468	4,422,409	226,833	143,226
Mortgage loans	49,793,250	34,783,933	14,007,771	1,001,546
Finance leases	5,520	5,368	152	-
Other	12,344	11,223	(1)	1,122

Financial assets at fair value through OCI	2,648,245	2,648,245	-	-

Debt securities	2,648,245	2,648,245	-	-

Total financial assets	809,027,474	703,026,587	87,260,364	18,740,523

Loan commitments and financial guarantees	173,409,863	160,736,612	12,597,776	75,475

Wholesale	32,989,033	28,361,126	4,610,616	17,291
Company banking	15,204,639	13,010,027	2,184,410	10,202
Corporate and investment banking	10,551,603	9,435,127	1,116,476	-
Local and international	4,165,682	3,294,538	871,144	-
SMEs	3,067,109	2,621,434	438,586	7,089

Retail	140,420,830	132,375,486	7,987,160	58,184
Overdrafts	13,781,897	13,379,892	401,687	318
- Credit cards	125,774,817	118,383,977	7,333,974	56,866
Mortgage loans	802,068	550,949	250,118	1,001
Other	62,048	60,668	1,381	(1)

Total loan commitments and financial guarantees	173,409,863	160,736,612	12,597,776	75,475

Total exposure to credit risk	982,437,337	863,763,199	99,858,140	18,815,998

Information on the credit quality of assets

The Group’s credit quality analysis of loans and overdrafts under IFRS 9 with allocation of risk as of December 31, 2022 and 2021 is as follows:

Credit quality	December 31, 2022	December31, 2021

Wholesale
Low risk	360,311,621	315,312,837
Medium risk	36,221,799	80,905,270
High risk	16,622,010	6,958,284
Non performing	2,062,790	7,547,808
Total wholesale	415,218,220	410,724,199

Retail
Low risk	443,083,290	426,787,891
Medium risk	120,527,862	128,469,314
High risk	5,964,266	2,539,498
Non-performing	10,585,104	11,268,190
Total retail	580,160,522	569,064,893

Debt securities
Corporate bonds (B)	3,722,935	1,775,426
Corporate bonds (CCC+)	-	872,819
Total debt securities	3,722,935	2,648,245

Total exposure to credit risk	999,101,677	982,437,337

Credit risk hedging

Risk hedging and/or mitigation policy

Although risk hedges and/or mitigation with additional guarantees are an important factor when granting loans, the main factor to decide is if the customer has sufficient generation of funds to pay for the obligations agreed.

The beneficiary's repayment capacity by generating sufficient resources is above any other consideration. Thus, the risk decision is based on the borrower's payment capacity to timely and duly comply with all the financial obligations assumed, based on income obtained from its customary business or income source, without relying on sureties, guarantors or assets pledged as collateral.

In addition to the policies and follow-ups, BBVA Argentina uses collateral, comfort letters and covenants as risk mitigating tools.

Collateral

Upon assessing collateral, BBVA Argentina carefully analyzes if it is appropriate. Along this line, the milestones to update the value of collateral apply under prudential principles.

Regarding the types of collateral managed by BBVA Argentina, the following stand out:

-	Guarantees: It includes sureties or unsecured instruments.

-	Joint and several guarantee: Upon default on payment, the creditor may collect the unpaid amount from either the debtor or the surety.

-	Joint guarantee: In this case the guarantors and debtholders are liable in proportion to their interest in the company / transaction and restricted to such amount or percentage.

-	Security interest: It includes guarantees based on tangible assets, which are classified as follows:

-	Mortgages: A mortgage does not change the debtor's unlimited liability, who remains fully liable. They are documented pursuant to the Bank's internal regulations for such purposes and are duly registered. Also, there is an independent appraisal, at market value, which enables a prompt sale.

-	Pledges: This includes chattel mortgages of motor vehicles or machinery, as well as liens on Time Deposits and Mutual Funds. To be accepted, they shall be effective upon realization accordingly, they are properly documented and shall be approved by the Legal Services area. Finally, the Bank hedges against the variation in the value of the pledge.

Loan commitments

To meet the specific financial needs of customers, the Group's credit policy also includes, among others, granting collateral, surety, warranties, letters of credit and secured loans (recorded in debit accounts pursuant to accounting standards of the BCRA). Although these transactions are not recognized in the Consolidated Statement of Financial Position because they imply a potential liability for the Group, they expose the Group to credit risks in addition to those recognized in the Consolidated Statement of Financial Position and are, therefore, an integral part of the Group's total risk.

As of December 31, 2022 and 2021, the Group holds the following contingent transactions, as detailed in Note 8.

Hedging based on netting of on and off-balance sheet transactions

The Entity, within the limits defined by regulations regarding netting, negotiates with its customers the execution of master agreements (for instance, ISDA or CMOF) for the derivatives business, including the netting of off-balance sheet transactions.

The wording of each agreement determines in each case the transaction subject to netting. The reduction in the exposure of counterparty risk arising from the use of mitigation techniques (netting plus use of collateral agreements) implies a decrease in total exposure (current market value plus potential risk).

Main types of guarantors and counterparties of credit derivatives

The Bank defines that the collateral (or credit derivative) shall be direct, explicit, irrevocable, and unconditional in order to be accepted as risk mitigation. Furthermore, regarding admissible guarantors, BBVA Argentina accepts financial institutions (local or foreign), public entities, stock exchange companies, and resident and non-resident companies, including insurance companies.

Concentration of the market or credit risk through the instruments used to mitigate credit risk

The Entity classifies the collateral received pursuant to the regulations in force of the BCRA into:

-	Preferred Collateral “A”
-	Preferred Collateral “B”
-	Other Collateral (not included in the sections above)

Preferred collateral received for loans are reported in Exhibit “B” to these consolidated financial statements.

Credit quality of financial assets which are not past due or impaired

The Group has tools (“scoring” and “rating”) that enable it to rank the credit quality of its transactions and customers based on an assessment and its correspondence with the probability of default (“PD”) scales. To analyze the performance of PD, the Group has a series of tracking tools and historical databases that collect the relevant internally generated information. These tools can be grouped together into scoring and rating models, being the main difference between ratings and scorings is that the latter are used to assess retail products, while ratings use a wholesale banking customer approach.

These different levels and their PD were calculated by using as a reference the rating scales and default rates. These calculations establish the PD levels for the Bank’s Master Rating Scale. Although this scale is common to the entire Group, the calibrations (mapping scores to PD sections/Master Rating Scale levels) are carried out at the country level.

Financial Risks

Financial Risk applies the criteria, policies and procedures defined by the Board of Directors within the management of that risk, with follow-up and control on its proper application, and proposing the necessary actions to maintain the quality of risk within the defined risk appetite.

The financial risks management model of BBVA Argentina consists of the Market Risk, Structural Risk and Economic Capital Areas, which are coordinated for risks control and follow-up.

The management of these risks is in line with the basic principles of the Basel Committee on Banking Supervision, with a comprehensive process to identify, measure, monitor and control risks.

The organization of financial risks is completed with a scheme of committees, in which it participates, created for the purpose of having an agile management process integrated into the treatment of the various risks.

Among others:

-	Assets and liabilities Committee (ALCO)
-	Risk Management Committee (RMC)
-	Financial Risks Committee (FRC)

BBVA Argentina has many tools and systems to manage and follow-up market risk, to achieve effective risk control and treatment.

Market Risk

BBVA Argentina considers market risk as the likelihood of losing value of the trading portfolio as a consequence of adverse changes in market variables affecting the valuation of financial products and instruments.

The main market risk factors the Entity is exposed to are as follows:

-	Interest rate risk: From exposure to changes in the various interest rate curves.
-	Foreign exchange risk: From changes in the various foreign exchange rates. All positions in a currency other than the financial statements currency create foreign exchange risk.

The main market risk metric is VaR (“Value at Risk”), a parameter to estimate the maximum loss expected for the trading portfolio positions with a 99% confidence level and a time horizon of 1 day.

Current management structure and procedures in force include follow-up on a limit and alert arrangement in terms of VaR, economic capital, stress and stop loss.

The market risk measurement model is periodically validated through Back-Testing to determine the quality and precision of the VaR estimate.

The Market Risk management model contemplates procedures for communication in the event the risks levels defined are exceeded, establishing specific communication and action procedures based on the exceeded threshold.

The market risk measurement perimeter is the trading book managed by the Global Markets unit. The trading book mainly consists of:

-	Argentine Government Securities (Argentine Treasury bonds and bills).
-	BCRA Liquidity Bills.
-	Corporate Bonds.

-	Foreign exchange spot.
-	Derivatives (Exchange rate Futures and Forwards).

The following tables show changes in total VaR and VaR per risk factors.

VaR (in millions of pesos)

	12.31.22	12.31.21
Average	141.13	222.66
Minimum	48.71	37.04
Maximum	263.07	504.43
Closing	112.22	88.76

VaR per risk factors – (in millions of pesos)

VaR Interest rate	12.31.22	12.31.21
Average	157.79	211.15
Minimum	49.32	5.75
Maximum	298.07	503.39
Closing	121.29	90.95

VaR Exchange rate	12.31.22	12.31.21
Average	1.05	43.11
Minimum	-0.47	0.99
Maximum	65.11	157.89
Closing	0.15	1.29

Currency risk

The position in foreign currency is shown below:

ACCOUNTS	TOTAL	AS OF 12.31.22 (per currency)				TOTAL
	AS OF					AS OF
ASSETS	12.31.22	Dollar	Euro	Real	Other	12.31.21

Cash and deposit in banks	248,413,103	241,650,711	6,289,801	34,874	437,717	291,823,571
Debt securities at fair value through profit or loss	3,520,000	3,520,000	-	-	-	-
Other financial assets	8,459,243	8,454,673	4,570	-	-	5,626,453
Loans and other financing	38,533,754	38,396,582	137,172	-	-	37,076,763
Non-financial government sector	47	47	-	-	-	25
Other financial institutions	651	651	-	-	-	327,917
Non-financial private sector and residents abroad	38,533,056	38,395,884	137,172	-	-	36,748,821
Other debt securities	5,466,376	5,466,376	-	-	-	4,185,662
Financial assets pledged as collateral	10,771,263	10,771,263	-	-	-	10,955,980
Investments in equity instruments	60,251	60,251	-	-	-	69,822

TOTAL ASSETS	315,223,990	308,319,856	6,431,543	34,874	437,717	349,738,251

ACCOUNTS	TOTAL	AS OF 12.31.22 (per currency)				TOTAL
	AS OF					AS OF
LIABILITIES	12.31.22	Dollar	Euro	Real	Other	12.31.21

Deposits	286,006,802	281,212,547	4,794,255	-	-	323,807,648
Non-financial government sector	6,429,453	6,401,954	27,499	-	-	6,257,327
Financial sector	86,240	84,772	1,468	-	-	68,008
Non-financial private sector and residents abroad	279,491,109	274,725,821	4,765,288	-	-	317,482,313
Other financial liabilities	21,896,248	20,919,414	855,481	-	121,353	20,014,128
Financing received from the BCRA and other financial institutions	1,109,729	1,023,014	86,715	-	-	991,012
Other non-financial liabilities	11,786,828	6,227,565	5,559,263	-	-	8,421,778

TOTAL LIABILITIES	320,799,607	309,382,540	11,295,714	-	121,353	353,234,566

The notional amounts of the foreign currency forward, forward transactions and interest rate swaps are detailed in Note 5.

Interest rate risk

Structural interest risk (SIR) gathers the potential impact of market interest rate variations on the margin of interest and the equity value of BBVA Argentina.

The process to manage this risk has a limit structure to keep the exposure to this risk within levels that are consistent with the risk appetite and the business strategy defined and approved by the Board of Directors.

Within the core metrics used for measurement, follow-up and control, the following stand out:

-	Margin at Risk (MaR): It quantifies the maximum loss which may be recorded in the financial margin projected over 12 months under the worst-case scenario of rate curves for a certain level of confidence.
-	Economic Capital (EC): It quantifies the maximum loss which may be recorded in the Entity's economic value under the worst-case scenario of rate curves for a certain level of confidence.

The Bank additionally carries out a sensitivity analysis on the economic value and the financial margin for parallel variations by +/- 100 basis points over interest rates.

The following table shows the sensitivity of the economic value (SEV), to +100 basis points variation presented as a proportion of Core Capital:

SEV +100 bps

	12.31.22	12.31.21
Year-end	0.62%	0.95%
Minimum	0.62%	0.54%
Maximum	1.42%	1.34%
Average	1.00%	0.81%

The following table shows the sensitivity of the financial margin (SFM), to -100 basis points variation presented as a percentage of 12-month forecast net interest income:

SFM -100 bps

	12.31.22	12.31.21
Year-end	0.47%	0.97%
Minimum	0.43%	0.72%
Maximum	1.01%	1.22%
Average	0.75%	0.95%

Liquidity and financing risk

Liquidity risk is defined as the possibility that the Entity may not efficiently meet its payment obligations, without incurring significant losses that may affect its daily operations or its financial position.

The short-term purpose of the liquidity and financing risk management process at BBVA Argentina is to timely and duly address payment commitments agreed, without resorting to additional funding deteriorating the Entity's reputation or significantly affecting its financial position, keeping the exposure to this risk within levels that are consistent with the risk appetite and the business strategy defined and approved by the Board of Directors. In the medium and long term, such process is aimed at watching for the suitability of the financial structure of the Bank and its changes, according to the economic situation, the markets, and the regulatory changes.

Within the core metrics used for measurement, follow-up and control of this risk, the following stand out:

LtSCD (Loan to Stable Customers Deposits): It measures the relationship between the net credit investment and the customers’ stable resources and is set forth as the key metric of risk appetite. The goal is to preserve a stable financing structure in the medium and long term.

LCR (Liquidity Coverage Ratio): It measures the relation between high quality liquid assets and total net cash outflows during a 30-day period. BBVA Argentina, as established in the regulations issued by the BCRA, “A” 5693, calculates the liquidity coverage coefficient daily.

Changes in LCR ratios are summarized below:

	12.31.22	12.31.21
LCR	348%	320%

Concentration of deposits as of December 31, 2022 and 2021 is exposed in Exhibit H to these consolidated financial statements.

The following charts show the breakdown by term of loans, other financing and financial liabilities considering the total contractual amounts to their due date, as of December 31, 2022 and 2021:

	Assets - Exhibit D (*)		Liabilities - Exhibit I (*)
	12.31.22	12.31.21	12.31.22	12.31.21

Up to 1 month	371,517,021	365,856,606	1,260,157,221	1,364,434,848
From 1 month to 3 months	121,434,474	111,445,237	107,111,751	69,831,480
From 3 months to 6 months	91,326,749	91,197,252	110,068,684	110,144,027
From 6 months to 12 months	75,946,906	91,402,986	4,300,628	5,806,892
From 12 months to 24 months	80,308,421	75,726,097	3,336,028	6,510,574
More than 24 months	139,087,706	125,988,194	5,046,027	7,152,402
TOTAL	879,621,277	861,616,372	1,490,020,339	1,563,880,223

(*) The figures of this chart include the amounts for interest accrued and to be accrued. For floating-rate instruments, interest was calculated using the current rate.

In addition, the Bank has issued financial guarantees and credit commitments with the following breakdown by term considering their maturity date as of December 31, 2022 and 2021:

	12/31/2022	12/31/2021

Up to 1 month	837,387,924	571,695,645
From 1 month to 3 months	6,440,802	2,686,685
From 3 months to 6 months	4,724,639	1,100,387
From 6 months to 12 months	2,443,748	1,063,368
From 12 months to 24 months	506,280	265,392
More than 24 months	914,400	1,231,833
	852,417,793	578,043,310

The amounts of the Group's financial assets and liabilities, which are expected to be collected or paid twelve months after the reporting date, are disclosed below:

Financial assets	12.31.22	12.31.21

Other financial assets	3,476,008	6,670,714
Loans and other financing	219,396,127	201,714,290
Other debt securities	1,683,443,548	48,990,253
Financial assets pledged as collateral	4,100,699	8,721,985

Total	1,910,416,382	266,097,242

Financial liabilities

Deposits	77,673	49,113
Other financial liabilities	5,915,713	8,398,830
Financing received from the BCRA and other financial institutions	2,388,669	5,019,080
Corporate bonds issued	-	195,952

Total	8,382,055	13,662,975

Measurement of expected credit loss

IFRS 9 requires determining the expected credit loss (ECL) of a financial instrument in a way that reflects an unbiased estimate, the time value of money and a forward-looking perspective (including the economic forecast).

Therefore, the recognition and measurement of ECL is highly complex and involves the use of significant analysis and estimation including formulation and incorporation of forward-looking economic conditions into ECL.

Risk parameters adjusted by macroeconomic scenarios

ECL must include forward-looking macroeconomic information. The Group uses the credit risk parameters probability of default (PD), loss-given default (LGD) and exposure at default (EAD) in order to calculate the ECL for the credit portfolios.

The Group´s methodological approach in order to incorporate the forward-looking information aims to determine the relation between macroeconomic variables and risk parameters following three main steps:

-	Step 1: Analysis and transformation of time series data.
-	Step 2: For each dependent variable, find conditional forecasting models that are economically consistent.
-	Step 3: Select the best conditional forecasting model from the set of candidates defined in Step 2, based on their out of sample forecasting performance.

How economic scenarios are reflected in calculation of ECL

Based on economic theory and analysis, the macroeconomic variables most directly relevant for explaining and forecasting the selected risk parameters are:

-	The net income of families, corporates or public administrations.
-	The payment amounts on the principal and interest on the outstanding loans.

The Group approximates these variables by using a proxy indicator from the set included of the macroeconomic scenarios provided by the economic research department.

Only a single specific indicator can be used for each of the two variables and only key macroeconomic indicators should be chosen as the first option: a) the use of Real GDP Growth can be perceived as the only sufficient "factor" necessary to capture the influence of the entire macroeconomic scenario possibly relevant to internal PD; or b) the use of the most representative short-term interest rate or the exchange rate expressed in real terms.

Real GDP growth is preferred over any other indicator, not only because it is the most comprehensive indicator of income and economic activity, but also because it is the central variable in macroeconomic scenario generation.

Multiple scenario approach under IFRS 9

IFRS 9 requires calculating an unbiased probability weighted measurement of ECL by evaluating a range of possible outcomes, including forecasts of future economic conditions.

The BBVA Research team produces forecasts of macroeconomic variables under a baseline scenario, which are used in the rest of the related processes of the Group, such as budgeting, the internal capital adequacy assessment process (ICAAP), risk appetite framework and stress testing.

Additionally, the BBVA Research team produces alternative scenarios to the baseline scenario so as to meet the requirements under the IFRS 9 standard.

Alternative macroeconomic scenarios

For each of the macroeconomic variables (GDP or interest rate or exchange rate), the BBVA Research team produces three scenarios.

Each of these scenarios corresponds to the expected value of a different area of the probabilistic distribution of the possible projections of the economic variables.

The approach of the Group consists in using the scenario that is the most likely scenario, which is the baseline scenario, consistent with the rest of internal processes (ICAAP, Budgeting) and then applying upside and downside scenarios by taking into account the weighted average of the ECL determined by each of the scenarios.

It is important to note that, in general, it is expected that the effect of the adjustment due to the application of multiple scenarios will increase the ECL. It is possible that the referred adjustment does not have that effect, whenever the relationship between macro scenarios and losses is linear, however, it is not expected to reduce the ECL.

COVID-19 Impact

During the pandemic-related lockdown, the BCRA and the government issued several communications and decrees, pursuant to which customers within the portfolio of non-related-card financings benefitted from the deferral of unpaid installments from April 2020 up to the final loan maturity. The measure was lifted in March 2021, thus deferrals are no longer applied.

The table below summarizes the loan portfolio affected by the aforementioned measures and the related impact on contractual cash flows:

		Loss from changes in contractual cash flows
Affected portfolio	Balance as of	Balance as of	Variation	Inflationary	Balance as of
	12.31.2022	12.31.2021		effect	12.31.2022

UVA- indexed Mortgage Loans	48,715,323	1,418,789	973,932	(916,243)	1,476,478

UVA-indexed Pledge Loans	996,002	23,666	18,067	(15,694)	26,039

		1,442,455	991,999	(931,937)	1,502,517

The parameters of the ECL measurement model were not affected. Credit quality ratios did not show impairment as a consequence of the aid measures promoted by the national authorities. Given the pandemic and lockdown scenario, there were no relevant impacts on ECL directly related to Covid-19.

Refinancing and restructuring agreements

Policies and principles on refinancing and restructuring agreements

The Group enters into refinancing and restructuring agreements with customers who so request in order to help them repay their outstanding loans, if these customers are or expect to be in financial distress to honor their future loan payments.

The basic goal of a refinancing and restructuring agreement is helping customers achieve financial health over time, by adjusting the repayment schedule of their loans borrowed from the Group to their new cash flow generation capacity. The use of refinancing and restructuring agreements for other purposes, such as deferring loss recognition, is contrary to the Group's policies.

The Group's refinancing and restructuring policies are based on the following general principles:

A refinancing and restructuring agreement will be authorized on the basis of the customer's capacity to fulfill the new instalment plan. The first step in doing so is identifying the root-cause of the financial distress, followed by an analysis of the customer's feasibility, including an updated review of that customer's financial situation, payment capacity and cash generation ability. If the customer is a business, the analysis will also cover the industry in which it operates.

To the extent possible, the Group will try to secure new guarantees and/or guarantors of demonstrable creditworthiness to provide further support to the agreement. An essential part of this process is reviewing the effectiveness of the new and original guarantees.

This analysis is carried out from the customer's or the group's overall perspective.

Generally, refinancing and restructuring agreements do not increase the amount of a customer's loan, except for the expenses associated to the agreement itself.

Loan refinancing and restructuring decisions are not delegated to branches, but are rather made by the pertinent risk units.

Decisions are periodically reviewed to check whether they are fully consistent with the applicable refinancing and restructuring policies.

For retail customers (individuals), the main goal of the Group's loan refinancing and restructuring policy is preventing a default due to the customer's temporary liquidity problems, by implementing structural solutions that do not increase the customer's outstanding loan balance. The required solution is customized to each particular case, offering facilities to repay the loan in accordance with the following criteria:

-	Restructuring/refinancing feasibility analysis based on the customer's payment willingness and capacity, which may be impaired but not nil. Therefore, the customer should at least repay interest on the agreement in all cases. No agreement may be entered into if that agreement provides a grace period for both principal and interest.
-	Loan refinancing and restructuring agreements are only allowed when the loans were originally subscribed by the Group.
-	Customers subject to refinancing and restructuring agreements are excluded from marketing campaigns of any kind or nature.

Within the context of a refinancing or restructuring arrangement, cure period is defined as the 1-year term following the later of:

-	The time at which the restructuring measures are to be postponed.
-	The time at which the exposure has been classified as defaulted.
-	The end of the grace period included in the restructuring agreements.

In addition, this period may not be shorter than the period during which the customer has made the material payment.

During the cure period, financing arrangements will have assigned a 100% PD and will be classified in Stage 3.

At the end of the Stage 3 cure period, the contract refinancing and restructuring will be transferred to Stage 2 for two additional years.

42.2 Exposure to credit risk and allowances

Below is the exposure to credit risks and allowances, measured in accordance with IFRS 9 as per BCRA (expected loss model, except for non-financial government sector's financial assets), as of December 31, 2022 and 2021:

Allowances - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.21	703,026,587	77,371,447	9,888,917	12,835,805	5,904,718	809,027,474

Inter-stage Transfers:
From stage 1 to stage 2	(151,303,035)	154,848,316	848	-	-	3,546,129
From stage 2 to stage 1	116,216,684	(110,975,519)	(134,290)	-	-	5,106,875
From stage 1 or 2 to stage 3	(3,001,415)	(17,006,213)	(583,205)	19,907,890	596,955	(85,988)
From stage 3 to stage 1 or 2	671,480	1,548,859	304,202	(3,029,020)	(324,949)	(829,428)
Changes without inter-stage transfers	60,124,452	5,226,052	(4,334,618)	(1,914,438)	213,142	59,314,590
Newly originated financial assets	1,083,392,548	15,210,613	15,514,068	2,595,079	166,412	1,116,878,720
Reimbursements	(620,498,995)	(24,312,285)	(12,801,962)	(3,456,523)	(287,046)	(661,356,811)
Write-offs	(65,289,452)	(37,805)	-	(9,023,549)	(3,680,829)	(78,031,635)
Foreign exchange differences	19,405,089	2,079,689	1,467,659	3,309	490,541	23,446,287
Inflation adjustment	(435,285,467)	(42,696,770)	(4,893,932)	(6,888,932)	(1,527,773)	(491,292,874)

Balances as of 12.31.22	707,458,476	61,256,384	4,427,687	11,029,621	1,551,171	785,723,339

Allowances - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.20	682,918,407	102,799,078	12,500,689	8,040,847	7,343,832	813,602,853

Inter-stage Transfers:
From stage 1 to stage 2	(200,768,355)	201,068,588	-	-	-	300,233
From stage 2 to stage 1	153,512,848	(145,608,117)	(5,286,227)	-	-	2,618,504
From stage 1 or 2 to stage 3	(2,886,296)	(25,478,073)	(438,703)	28,486,638	447,409	130,975
From stage 3 to stage 1 or 2	425,177	1,096,035	24,887	(3,944,693)	(299,173)	(2,697,767)
Changes without inter-stage transfers	40,750,415	(15,301,106)	11,420,881	(2,391,849)	758,406	35,236,747
Newly originated financial assets	736,123,639	23,747,609	7,917,200	1,204,638	1,260,284	770,253,370
Reimbursements	(465,375,191)	(33,841,329)	(12,674,671)	(3,110,184)	(1,270,635)	(516,272,010)
Write-offs	2	534	-	(10,281,400)	(117,246)	(10,398,110)
Foreign exchange differences	8,782,029	4,558,975	1,520,226	3,243	394,199	15,258,672
Inflation adjustment	(250,456,088)	(35,670,747)	(5,095,365)	(5,171,435)	(2,612,358)	(299,005,993)

Balances as of 12.31.21	703,026,587	77,371,447	9,888,917	12,835,805	5,904,718	809,027,474

Allowances - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.21	160,736,612	12,408,071	189,705	75,399	76	173,409,863

Inter-stage Transfers:
From stage 1 to stage 2	(40,201,731)	37,998,034	-	-	-	(2,203,697)
From stage 2 to stage 1	30,575,846	(26,014,532)	(314)	-	-	4,561,000
From stage 1 or 2 to stage 3	(233,694)	(158,718)	(1,596)	188,881	3,056	(202,071)
From stage 3 to stage 1 or 2	65,747	50,220	237	(131,646)	(7,107)	(22,549)
Changes without inter-stage transfers	89,549,938	3,946,025	(27,021)	10,312	6,035	93,485,289
Newly originated financial assets	111,344,215	4,702,307	12,276	24,162	-	116,082,960
Reimbursements	(58,819,804)	(5,520,080)	(48,435)	(56,659)	-	(64,444,978)
Write-offs	-	-	-	(120)	-	(120)
Foreign exchange differences	9,370,331	482,435	-	-	-	9,852,766
Inflation adjustment	(107,485,083)	(9,546,505)	(63,250)	(43,384)	(1,903)	(117,140,125)

Balances as of 12.31.22	194,902,377	18,347,257	61,602	66,945	157	213,378,338

Allowances - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.20	169,423,558	14,094,794	300,114	24,869	1,453	183,844,788

Inter-stage Transfers:
From stage 1 to stage 2	(33,218,798)	29,113,031	-	-	-	(4,105,767)
From stage 2 to stage 1	32,338,986	(29,054,139)	(287,351)	-	-	2,997,496
From stage 1 or 2 to stage 3	(209,292)	(197,109)	(1,860)	283,307	-	(124,954)
From stage 3 to stage 1 or 2	87,526	94,915	-	(169,462)	-	12,979
Changes without inter-stage transfers	18,915,074	5,354,194	564,881	(7,519)	(1,099)	24,825,531
Newly originated financial assets	182,751,355	3,483,767	298,834	25,232	-	186,559,188
Reimbursements	(149,716,767)	(5,055,286)	(536,092)	(57,596)	-	(155,365,741)
Write-offs	-	-	-	(275)	-	(275)
Foreign exchange differences	2,508,711	219,286	68,417	-	-	2,796,414
Inflation adjustment	(62,143,741)	(5,645,382)	(217,238)	(23,157)	(278)	(68,029,796)

Balances as of 12.31.21	160,736,612	12,408,071	189,705	75,399	76	173,409,863

Allowances - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.21	5,830,665	4,793,274	1,170,705	9,971,759	5,419,327	27,185,730

Inter-stage Transfers:
From stage 1 to stage 2	(3,185,129)	12,661,601	92	-	-	9,476,564
From stage 2 to stage 1	1,464,053	(6,344,709)	(10,025)	-	-	(4,890,681)
From stage 1 or 2 to stage 3	(180,031)	(4,798,999)	(160,356)	10,860,174	168,872	5,889,660
From stage 3 to stage 1 or 2	35,126	162,508	131,738	(2,123,740)	(131,816)	(1,926,184)
Changes without inter-stage transfers	1,600,571	2,272,420	(866,471)	4,612,170	248,183	7,866,873
Newly originated financial assets	11,844,438	696,552	876,569	1,513,471	105,952	15,036,982
Reimbursements	(8,402,459)	(1,003,498)	(773,928)	(2,394,736)	(146,605)	(12,721,226)
Write-offs	(125,262)	(1,780)	-	(8,036,132)	(3,643,858)	(11,807,032)
Foreign exchange differences	191,484	46,412	57,407	1,894	353,891	651,088
Inflation adjustment	(3,638,371)	(2,821,275)	(305,511)	(5,356,853)	(1,255,919)	(13,377,929)

Balances as of 12.31.22	5,435,085	5,662,506	120,220	9,048,007	1,118,027	21,383,845

Allowances - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.20	15,230,926	10,784,262	1,177,998	6,642,628	4,581,501	38,417,315

Inter-stage Transfers:
From stage 1 to stage 2	(7,446,181)	22,292,025	-	-	-	14,845,844
From stage 2 to stage 1	4,048,188	(14,442,981)	(508,955)	-	-	(10,903,748)
From stage 1 or 2 to stage 3	(259,320)	(8,150,940)	(71,904)	17,493,104	111,365	9,122,305
From stage 3 to stage 1 or 2	34,089	142,450	15,848	(2,625,075)	(153,131)	(2,585,819)
Changes without inter-stage transfers	(9,968,443)	(3,464,060)	1,150,592	3,016,744	2,589,609	(6,675,558)
Newly originated financial assets	23,918,740	4,758,920	794,838	852,872	677,017	31,002,387
Reimbursements	(15,648,030)	(3,739,180)	(1,037,751)	(2,241,897)	(731,505)	(23,398,363)
Write-offs	-	(8)	-	(8,676,418)	(100,503)	(8,776,929)
Foreign exchange differences	251,963	240,912	120,306	1,722	234,652	849,555
Inflation adjustment	(4,331,267)	(3,628,126)	(470,267)	(4,491,921)	(1,789,678)	(14,711,259)

Balances as of 12.31.21	5,830,665	4,793,274	1,170,705	9,971,759	5,419,327	27,185,730

Allowances - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.21	1,030,995	522,532	61,915	47,415	-	1,662,857

Inter-stage Transfers:
From stage 1 to stage 2	(392,221)	1,700,323	-	-	-	1,308,102
From stage 2 to stage 1	276,160	(1,097,184)	(268)	-	-	(821,292)
From stage 1 or 2 to stage 3	(10,831)	(26,366)	(2,437)	102,977	7,301	70,644
From stage 3 to stage 1 or 2	13,288	6,470	748	(95,114)	(17,851)	(92,459)
Changes without inter-stage transfers	316,014	146,048	(32,171)	42,161	12,613	484,665
Newly originated financial assets	1,479,405	97,439	2,474	14,504	-	1,593,822
Reimbursements	(387,944)	(142,946)	(16,288)	(32,937)	-	(580,115)
Write-offs	-	-	-	(104)	-	(104)
Foreign exchange differences	79,312	2,238	-	-	-	81,550
Inflation adjustment	(646,673)	(326,061)	(9,671)	(29,108)	(1,959)	(1,013,472)

Balances as of 12.31.22	1,757,505	882,493	4,302	49,794	104	2,694,198

Allowances - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.20	2,881,944	1,057,407	47,368	21,692	3,820	4,012,231

Inter-stage Transfers:
From stage 1 to stage 2	(768,373)	2,334,030	-	-	-	1,565,657
From stage 2 to stage 1	582,800	(2,068,077)	(48,901)	-	-	(1,534,178)
From stage 1 or 2 to stage 3	(6,064)	(36,999)	(35)	194,172	17,074	168,148
From stage 3 to stage 1 or 2	2,291	5,967	-	(126,855)	-	(118,597)
Changes without inter-stage transfers	(2,187,527)	(308,095)	75,189	(2,558)	(20,454)	(2,443,445)
Newly originated financial assets	4,664,340	194,795	45,556	16,887	-	4,921,578
Reimbursements	(3,247,528)	(270,671)	(38,988)	(38,427)	-	(3,595,614)
Write-offs	-	-	-	(243)	-	(243)
Foreign exchange differences	58,163	10,963	5,351	-	-	74,477
Inflation adjustment	(949,051)	(396,788)	(23,625)	(17,253)	(440)	(1,387,157)

Balances as of 12.31.21	1,030,995	522,532	61,915	47,415	-	1,662,857

43.Restrictions	to the distribution of earnings

a)	In accordance with the regulations of the BCRA, 20% of the income for the year plus/less adjustments of prior years' results, transfers from other comprehensive income to unappropriated retained earnings and less the accumulated loss at the end of the previous year, if any, must be allocated to the legal reserve. Therefore, the next Shareholders’ Meeting shall apply 11,765,158 of Unappropriated retained earnings to increase the balance of such reserve.
b)	The mechanism to be followed by financial institutions to assess distributable balances is defined by the BCRA by means of the regulations in force on “Distribution of earnings” provided that certain situations are not verified, namely: to receive financial assistance from such entity due to illiquidity, shortfalls as regards minimum capital requirements or minimum cash requirements, to fall under the scope of the provisions of Sections 34 and 35 bis of the Financial Institutions Law (sections referred to regularization and correction plans and restructuring of the Entity), among other conditions detailed in the referred communication to be complied with. Furthermore, the distribution of earnings as approved by the Entity’s Shareholders’ Meeting shall not be effective unless approved by the Superintendency of Financial and Foreign Exchange Institutions of the BCRA.

In addition, no distributions of earnings shall be made with the profits resulting from the first time application of IFRS, which shall be included as a special reserve, and the balance of which as of December 31, 2022 amounts to 23,746,135.

Besides, the Entity shall verify that, once the proposed distribution of earnings is made, a capital conservation margin equivalent to 2.5% of the risk-weighted assets is kept, which is additional to the minimum capital requirement set forth by law, and shall be paid in with level 1 ordinary capital (COn1), net of deductible concepts (CDC0n1).

Furthermore, in accordance with Communication “A” 7312 of the BCRA, the distribution of earnings is suspended until December 31, 2021. In accordance with the provisions of Communication “A” 7421 of the BCRA, effective from January 1 to December 31, 2022, financial institutions may distribute earnings for up to 20% of the amount that would have corresponded to them. As from January 1, 2022, those financial institutions that have obtained the authorization of the BCRA must distribute earnings in 12 equal, monthly and consecutive installments.

On December 15, 2022, the BCRA issued Communication “A” 7659 which provided for the suspension of the distribution of profits of financial institutions effective January 1 through December 31, 2023.

c)	Pursuant to the provisions of General Resolution No. 622 of the CNV, the Shareholders’ Meeting that considers the annual financial statements shall resolve upon the specific use of accumulated earnings of the Entity.

In compliance with the above, on May 15, 2020, the Ordinary and Extraordinary Shareholders’ Meeting was held approving the partial reversal of the Optional Reserve for future distribution of earnings, in order to allocate the amount of 2,500,000 (9,007,273 in restated amounts) to the payment of a cash dividend subject to the prior authorization of the BCRA.

On November 20, 2020, the General Extraordinary Shareholders’ Meeting was held approving the partial reversal of the optional reserve for future distribution of earnings in the amount of 12,000,000 (36,696,156 in restated amounts) and considering a supplementary dividend for the same amount, in order to increase the amount of the cash dividend approved by the General Ordinary and Extraordinary Shareholders’ Meeting held on May 15, 2020, all subject to the prior authorization of the BCRA.

On April 20, 2021, the General Ordinary and Extraordinary Shareholders’ Meeting was held and the following was approved:

-	To absorb the amount of 29,431,352 (86,535,239 in restated values) of the Optional Reserve for future distribution of earnings to apply it to the negative balance of Unappropriated Retained Earnings as of December 31, 2020.

-	To approve the partial reversal of the Optional Reserve for future distribution of earnings in order to allocate the amount of 7,000,000 (17,507,119 in restated values) to the payment of a cash dividend subject to the prior authorization of the BCRA.

On November 3, 2021, the General Extraordinary Shareholders’ Meeting was held approving the partial reversal of the optional reserve for future distribution of earnings in the amount of 6,500,000 (13,147,752 in restated amounts) and considering a supplementary dividend for the same amount, in order to increase the amount of the cash dividend approved by the General Ordinary and Extraordinary Shareholders’ Meeting held on April 20, 2021, all subject to the prior authorization of the BCRA.

On April 29, 2022, the General Ordinary and Extraordinary Shareholders’ Meeting was held and the following was approved:

–	To allocate 3,934,134 (7,663,421 in restated values) out of Unappropriated retained earnings for fiscal year 2021 to the Legal Reserve.
–	To allocate 15,736,535 (30,653,683 in restated values) out of Unappropriated retained earnings for fiscal year 2021 to the Optional Reserve for future distribution of earnings.
–	Also, in relation to the dividends approved by the Shareholders' Meetings of May 15, 2020, November 20, 2020, April 20, 2021 and November 3, 2021, authorization was applied for to the BCRA for the distribution of 13,165,209.

On June 7, 2022, the BCRA approved the distribution of 13,165,209 on account of dividends, which were made available to the shareholders.

As of December 31, 2022, the balance of 14,834,791 under Other non-financial liabilities corresponds to the remaining dividends payable, which were approved at the shareholders’ meetings held in 2020 and 2021.

44.	Restricted assets

As of December 31, 2022 and 2021, the Group has the following restricted assets:

a)	The Entity applied the following assets as security for loans agreed under the Global Credit Program for micro, small and medium enterprises granted by the Inter-American Development Bank (IDB).
	12.31.22	12.31.21

Argentine Treasury Bond adjusted by CER. Maturity 2023	-	45,977
Argentine Treasury Bond adjusted by CER. Maturity 2024	41,310	216,220

Total	41,310	262,197

b)	Also, the Entity has accounts, deposits, repo transactions and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, forward transactions, foreign currency futures, court proceedings and leases in the amount of 46,195,119 and 39,506,104 as of December 31, 2022 and 2021, respectively (see Note 10).

45.Banking	deposits guarantee insurance system

Law No. 24,485 and Decree No. 540/95 provided for the creation of the Deposit Guarantee Insurance System, which was assigned the characteristics of being limited, mandatory and onerous, with the purpose of covering the risks of bank deposits, in a subsidiary and complementary manner to the system of privileges and protection of deposits established by the Financial Institutions Law.

That law provided for the incorporation of the company “Seguros de Depósitos Sociedad Anónima” (SEDESA) for the exclusive purpose of managing the Deposits Guarantee Fund, the shareholders of which,

pursuant to the changes introduced by Decree No. 1292/96, will be the BCRA with at least one share and the trustees of the trust with financial institutions in the proportion determined by the BCRA for each, based on their contributions to the Deposit Guarantee Fund.

Deposits in pesos and foreign currency made with the participating entities under the form of checking accounts, savings accounts, time deposits or otherwise as determined by the BCRA up to the amount of 1,500 and which meet the requirements of Decree No. 540/95 and those to be set forth by the enforcement authority shall fall within the scope of said decree.

In addition, by means of Communication “A” 7661 dated December 22, 2022, the BCRA resolved that as from January 1, 2023, the coverage shall be up to 6,000.

In August 1995, that company was incorporated, and the Entity has an 8.6000% share of the corporate stock as of December 31, 2021 (BCRA Communication “B” 12305).

As of December 31, 2022 and 2021, the contributions to the Fund have been recorded in the item “Other operating expenses - Contributions to the deposits guarantee fund” in the amounts of 2,032,751 and 2,193,577, respectively.

46.	Minimum cash and minimum capital requirements

46.1 Minimum cash requirements

The BCRA establishes different prudential regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Items	12.31.2022	12.31.2021

Balances at the BCRA
	161,300,804	276,333,118
BCRA - current account - not restricted
	13,866,345	14,215,377
BCRA – special guarantee accounts – restricted (Note 10)

	175,167,149	290,548,495

Argentine Treasury Bond in pesos. Maturity 05-23-2027	32,432,677	-
Argentine Treasuty Bonds in pesos at 0.7% Baldar Private Rate. Maturity 11-23-2027	12,094,420	-
Argentine Treasury Bond in pesos at 22% fixed rate. Maturity May 2022	-	43,956,008
Other	18,535,678	-

Liquidity Bills - BCRA	483,450,175	209,779,172

TOTAL	721,680,099	544,283,675

The balances disclosed are consistent with those reported on a separate basis.

46.2 Minimum capital requirements

The regulatory breakdown of minimum capitals is as follows at the above-mentioned date:

Minimum capital requirement	12.31.2022	12.31.2021

Credit risk	70,375,610	78,661,915
Operational risk	28,301,276	28,581,680
Market risk	1,480,984	439,821

Paid-in	307,905,339	270,525,502
Surplus	207,747,469	162,842,086

47.	Compliance with the provisions to act in the different categories of agent defined by the Argentine Securities Commission

Considering the transactions carried out by Banco BBVA Argentina S.A. and according to the different categories of agent set forth by General Resolution No. 622-13 of the CNV, on September 9 and 19, 2014, the Entity was registered as Custodian Agent of Collective Investment Products of Mutual Funds under No. 4 and Settlement and Clearing Agent – Comprehensive (ALyC) under No. 42, respectively.

Section 8 of General Resolution No. 821 of the CNV sets forth that the minimum shareholders’ equity required to operate as ALyC shall be equal to 470,350 UVAs adjusted by CER, Law No. 25827. As of December 31, 2022, it amounts to 87,165. The Entity’s shareholders’ equity exceeds the minimum shareholders’ equity required by said resolution.

Besides, the required minimum contra-account of 43,583, fifty percent (50%) of the minimum shareholders’ equity amount, includes Argentine Treasury Bonds in pesos adjusted by CER due 2024 as of December 31, 2022 deposited with the account opened at Caja de Valores S.A., named “Depositor 1647 Brokerage Account 5446483 BBVA Banco Francés minimum cash contra-account”.

Furthermore, pursuant to the requirements of General Resolution No. 792 issued by the CNV on April 30, 2019, mutual fund management companies’ minimum shareholders’ equity will be comprised of 150,000 UVAs plus 20,000 UVAs, per each additional mutual fund under management. As concerns the cash contra-account, the amount to be paid shall be equal to no less than fifty per cent (50%) of minimum shareholders' equity.

The subsidiary BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión, as Mutual Funds Management Agent, registered on August 7, 2014 under No. 3, met the CNV minimum cash contra-account requirements with 2,792,293 shares of FBA Renta Pesos Fondo Común de Inversión, in the amount of 95,949, through custody account No. 493-0005459481 held at BBVA Banco Francés S.A. As of December 31, 2022, the company's Shareholders’ Equity exceeds the minimum amount imposed by the CNV.

48.	Compliance with the provisions of the Argentine Securities Commission – Documentation

The CNV issued General Resolution No. 629 on August 14, 2014 to introduce changes to its own rules governing the maintenance and safekeeping of corporate books, accounting records and business documentation. In this respect, it is reported that the Bank has delivered the documentation that supports its operations for the periods still open to audit for safekeeping in Administradora de Archivos S.A. (AdeA), domiciled at Ruta 36 Km. 31.5, district of Florencio Varela, Province of Buenos Aires.

In addition, it is informed that a detail of the documentation delivered for safekeeping, as well as the documentation referred to in Art. 5. a.3), Section I of Chapter V of Title II of the CNV rules is available at the Bank’s registered office (2013 consolidated text and amendments).

49.	Trust activities

On January 5, 2001, the Board of Directors of BCRA issued Resolution No. 19/2001, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as a trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. On the same date, Mercobank S.A., as Settler, and the Bank, as Trustee, entered into the agreement to set up the Diagonal Trust in relation to the exclusion of assets as provided in the above-mentioned resolution. As of December 31, 2022 and 2021, the assets of Diagonal Trust amount to 2,427 and 4,728, respectively, considering their recoverable values.

In addition, the Entity, in its capacity as Trustee in the Corp Banca Trust, recorded the selected assets on account of the redemption in kind of participation certificates in the amount of 4,177 and 8,137 as of December 31, 2022 and 2021, respectively.

In addition, the Entity acts as a Trustee in 12 non-financial trusts, in no case as personally liable for the liabilities assumed in the performance of the contract obligations. Such liabilities will be settled with and up to the full amount of the trust assets and the proceeds therefrom. The non-financial trusts concerned were set up to manage assets and/or secure the receivables of several creditors (beneficiaries) and the trustee was entrusted with the management, care, preservation and custody of the corpus assets until (i) noncompliance with the obligations by the debtor (settler) vis-a-vis the creditors (beneficiaries) is verified, when such assets are sold and the proceeds therefrom are distributed (net of expenses) among all beneficiaries, the remainder (if any) shall be delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the trust assets will be returned to the settler or to whom it may indicate. The trust assets totaled 566,062 and 776,644 as of December 31, 2022 and 2021, respectively, and consist of cash, creditors' rights, real estate and shares.

50.	Mutual funds

As of December 31, 2022 and 2021, the Entity holds in custody, as Custodian Agent of Mutual Funds managed by “BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión”, time deposit certificates, shares, corporate bonds, government securities, mutual funds, deferred payment checks, BCRA instruments, Buenos Aires City Government Bills, ADRS, Buenos Aires Province Government Bills and repos for 109,428,622 and 171,590,586, which are part of the mutual fund portfolio and are recorded in debit balance memorandum accounts “Control – Other.”

The Mutual Fund assets are as follows:

MUTUAL FUND	12.31.2022	12.31.2021

FBA Renta Pesos	407,850,435	342,397,312
FBA Renta Fija Plus	10,875,178	32,453,951
FBA Ahorro Pesos	6,854,300	5,931,612
FBA Bonos Argentina	1,454,238	1,535,833
FBA Calificado	2,194,610	1,770,564
FBA Acciones Argentinas	2,197,591	1,398,714
FBA Acciones Latinoamericanas	1,041,318	1,027,448
FBA Horizonte	385,581	718,713
FBA Renta Mixta	704,774	568,108
FBA Gestión I	43,013	68,374
FBA Bonos Globales	28,253	231,169
FBA Renta Publica I	238,358	51,844
FBA Retorno Total I	19,321	39,208
FBA Horizonte Plus	11,750	39,315
FBA Renta Fija Local	2,545	4,046

	433,901,265	388,236,211

51.	Penalties and administrative proceedings instituted by the BCRA

According to the requirements of Communication “A” 5689, as amended, issued by the BCRA, below is a detail of the administrative and/or disciplinary penalties as well as the judgments issued by courts of original jurisdiction in criminal matters, enforced or brought by the BCRA of which the Entity has been notified:

Administrative proceedings commenced by the BCRA

•  “Banco Francés S.A. over breach of Law No. 19359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on February 22, 2008 and identified under No. 3511, File No. 100194/05, on grounds of a breach of the Criminal Foreign Exchange Regime as a result of the purchase and sale of US Dollars through the BCRA in excess of the authorized amounts. They totaled 44 transactions involving the Bank's branches 099, 342, 999 and 320. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) two Territory Managers, (ii) four Branch Managers, (iii) four Heads of Back-Office Management and (iv) twelve cashiers. On August 21, 2014, the court acquitted the individuals/entities above from all charges. The General Attorney’s Office filed an appeal and Room A of the Appellate Court with jurisdiction over Criminal and Economic Matters confirmed the Bank’s and the involved officers’ acquittal from all charges. The General Attorney’s Office filed an Extraordinary Appeal, which was granted and as of the date of these financial statements is being heard by the Supreme Court of Justice. The case has been called for resolution.

•  “Banco Francés S.A. over breach of Law No. 19359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on December 1, 2010 and identified under No. 4539, File No. 18398/05 where charges focus on fake foreign exchange transactions, through false statements upon processing thereof, carried out by personnel from five branches in Mar del Plata, which would entail failure to comply with the costumer identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, paragraph 6. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A., the five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) the Retail Bank Manager, (ii) the Territory Manager, (iii) the Area Manager, (iv) a commercial aide to the Area Manager, (v) five Branch Managers, (vi) four Heads of Back-Office Management, (vii) five Main Cashiers and (viii) one cashier. To date, the case is being heard by Federal Court No. 3, Criminal Division of the City of Mar del Plata, under File No. 16377/2016. On June 21, 2017, the court sought to obtain further evidence on its own initiative ordering that an official letter should be sent to the BCRA for it to ascertain if the rules governing the charges brought in the Case File No. 18398/05 Proceedings No. 4539 have been subject to any change. The BCRA answered the request from the Court, stating that noncompliance with the provisions of Communication “A” 3471 would not currently be subject to any change that may imply a lesser offense. On September 30, 2019, the court of original jurisdiction rendered judgment against the Bank for its involvement in the transaction imposing a fine of US$ 592,000, while imposing fines to the individuals involved for the aggregate amount of US$ 518,766 and Euro 48,500. The Bank is jointly and severally liable for the aforementioned fines. The Bank's Directors Jorge Carlos Bledel, Javier D. Ornella, Marcelo Canestri and Oscar Castro and Territory Managers Oscar Fantacone and Jorge Allen were acquitted from all charges. An appeal was filed on behalf of Banco BBVA Argentina S.A. and its employees asking for the reversal of the decision or otherwise significant reductions of the amounts involved. On August 24, 2021, the Federal Appellate Court of Mar de Plata resolved to declare the action extinguished based on the grounds of violation of the reasonable term and consequently acquit Banco BBVA Argentina S.A., Pablo Bistacco, Graciela Alonso, Néstor O. Baquer, Hugo Benzan, Mariela Espinosa, Jorge Fioritti, Liliana Paz, Alberto Giménez, Jorge Elizalde, Elizabeth Mosquera, Carlos Barcellini, Carlos O. Alfonzo, Samuel Alanis, Julián Gabriel Burgos, for the facts that were condemned in the present case for violation of Law No. 19.359, and the relevant regulations. In view of this ruling, the Federal Prosecutor filed an extraordinary federal appeal.

•  “BBVA Banco Francés S.A. over breach of Law No. 19359". Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on July 26, 2013 and identified under No. 5406, File No. 100443/12 where charges are concerned with fake foreign exchange transactions through false statements upon processing thereof incurred by personnel in Branch 087 - Salta -, which would entail a failure to comply with the costumer identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) the Branch Manager (ii) the Back Office Management Head, (iii) the Main Cashier and (iv) two cashiers. The trial period came to a close and the BCRA must send the file to Salta’s Federal Court. As of the date hereof, the case file has not been sent to court.

•  “BBVA Banco Francés S.A. over breach of Law No. 19359". Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on December 23, 2015 and identified under No. 6684, File No. 100068/13. The proceedings were brought for allegedly having completed operations under Code 631 “Professional and technical business services” for ROCA ARGENTINA S.A. against the applicable exchange regulations (Communications “A” 3471, “A” 3826 and “A” 5264), involving the incomplete verification of the services provided. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and two Bank officers holding the positions described below at the date when the breaches were committed: (i) the Foreign Trade Manager and (ii) an officer of the Area. The BCRA has decided that the trial period has come to an end. The case is being heard by Federal Court No. 2, Criminal Division of Lomas de Zamora, Province of Buenos Aires, under File No. 39130/2017. On October 26, 2017, the Entity filed a request for retroactive application of the most favorable criminal law, as through Communication “A” 5264, whereby the restriction on foreign trade transactions was removed, the payment of services abroad was reinstated.

"BBVA Banco Francés S.A. over breach of Law No. 19359". Administrative proceedings for Foreign Exchange Offense initiated by the B.C.R.A. notified on March 15, 2021 and identified under No. 7545, file No. 381/22/21. The charge consists of the alleged breach of Communication "A" 6770, corresponding to transactions carried out by the companies MULTIPOINT S.A. and TELECENTRO S.A. (i) Multipoint S.A. challenges transactions for a total amount of US$ 800,000, alleging the alleged breach of Communication "A" 6770, paragraph 11, when three exchange transactions were carried out under concept code P8 (Other financial loans) in order to pre-cancel a financial loan from a loan agreement entered into on April 5, 2019 whose original maturity date was April 5, 2021. The latter included an addendum executed on October 18, 2019 modifying the third clause of the aforementioned loan agreement and setting the payment date of the principal on October 18, 2019. According to the B.C.R.A., this would be an early cancellation in breach of the aforementioned rule. (ii) TELECENTRO S.A. challenges a transaction for the amount of US$ 185,724, alleging the alleged breach of Communication "A" 6770, paragraph 12, when a transaction was carried out under concept code B07 (payments in view of imports of goods) was carried out, which pre-paid on October 24, 2019, a commercial debt arising from two invoices that had payment date on October 29, 2019. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and two Bank officers who held the positions described below as of the date of the alleged facts: (i) the Foreign Trade

Manager and (ii) an officer of the Area. The relevant answers to the charges were filed. On October 24, 2022, the Trial Court in Criminal and Economic Matters No. 4 of the City of Buenos Aires issued an unfavorable court ruling. The Bank and the officials considered to be liable appealed such ruling.

•  BBVA ARGENTINA S.A. Financial summary proceedings brought by the B.C.R.A. Notified on June 24, 2021 and identified under No. 1587, file No. 188/55/21. The charge consists of the alleged breach of paragraph 7.2 of Communication "A" 6981 by assisting (without prior approval of the BCRA) Cargill S.A. through a checking account overdraft amounting to $ 167 million from April 29, 2020 to May 3, 2020, since as it had bonds taken as of April 22, 2020, it should have waited 90 calendar days without executing repo transactions and/or surety bonds, before being assisted. Likewise, during May and June 2020, Cargill’s checking account disclosed credit balances, which were generally covered at the end of the day. In this regard, it should be noted that Banco BBVA Argentina S.A. violated paragraph 7.2 of the revised text of the rules on "Credit Policy", which strictly includes the restriction on the granting of intraday (within the same day) assistance. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. (30-50000319-3); María Isabel Goiri Lartitegui; Jorge Delfín Luna; Alfredo Castillo Triguero; Juan Manuel Ballesteros Castellano; Oscar Miguel Castro; Gabriel Eugenio Milstein; Adriana María Fernandez De Melero; José Santiago Fornieles; Darío Javier Berkman; Carlos Eduardo Elizalde and Nicolás Herbert Bohtligk. The relevant answers to the charges were filed on August 4, 2021.

•  BBVA ARGENTINA S.A. Financial summary proceedings brought by the B.C.R.A. Notified on October 25, 2022, and identified under No. 7835, related to foreign exchange transactions performed in alleged noncompliance with the provisions established by point 9-A16 of BCRA Communiqué “A” No. 6770 referring to notes related to transactions performed between residents and import prepayments. Due to the link between cases and procedural economy, five cases have been filed with the oversight agency. The infringement stands at USD 1,414, 526.28. The defendants are Banco BBVA Argentina S.A. (Argentine tax identification No. 30-50000319-3) and the following officials and employees: Ruben Lauriente, Noelia Sorbello, Juan Manuel Olives, Santiago Alejandro Gonzales, Mario Gustavo Dellamea, Maria Teresa Palacios, Mirtha Susana Monteleone and Gustavo Cara. The relevant answers to the charges have been filed.

The Group and its legal advisors estimate that a reasonable interpretation of the applicable regulations in force was made and do not expect an adverse financial impact from these cases.

52.Capital management and corporate governance transparency policy

I.  Board of Directors

According to BBVA Argentina S.A.'s bylaws, the Entity shall be managed by a Board of Directors composed of a minimum of three and a maximum of nine directors, as set forth by the Annual Shareholders’ Meeting at each time, for a term of three years, with the option for reelection. The Shareholders’ Meeting may also appoint an equal or lower number of alternate directors. The Board of Directors shall meet at least once a month.

The composition of the Board of Directors shall be previously submitted to evaluation by the Nomination and Remuneration Committee.

Below is a list of the members of the Board of Directors, their current position in the Entity and their business experience.

Name	Position	Background and work history
Lorenzo de Cristóbal de Nicolás	Chairwoman

Business experience: Head of the Options Desk at Bank of America in Madrid, he held several executive positions at BBVA, such as: Head of Global Portfolio Management; Director of Market Risks; Head of Guaranteed and Quantitative Funds and Director of Investment at BBVA Asset Management.

Not an independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

Jorge Delfín Luna	1st Vice-chairman

Business experience: Regular Director at Rombo Compañía Financiera S.A.; Regular Director at PSA Finance Argentina Compañía Financiera S.A.; Board of Directors' Vice-chairman at Banco Francés Foundation; Commercial Banking Director at BBVA Argentina S.A.; Member of the Management Committee at BBVA Argentina S.A.; Regional Manager at Citibank; Regional Manager at former Banco Crédito Argentino; General Manager at Easy Bank; General Manager and Vice-chairman at BBVA Uruguay; Chief Corporate Banking and Foreign Trade Officer at BBVA Argentina S.A; Chief Commercial Officer at BBVA Argentina S.A.

Not an independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

Francisco Javier Pérez Cardete	2nd Vice-Chairman

Business experience: South and East Territory Director, Banco Bilbao Vizcaya Argentaria; Area Director, Banco Bilbao Vizcaya Argentaria; Risks Head in Valencia.

Independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

Gabriel Eugenio Milstein	Regular Director

Business experience: Regular Director, PSA Finance Argentina Compañía Financiera S.A.; Regular Director, Rombo Compañía Financiera S.A.; Alternate Director, Volkswagen Financial Services Compañía Financiera S.A.; Member of Banco Francés Foundation; Director of Media and Director of Human Resources and Services, Banco BBVA Argentina S.A.

Not an independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

Adriana María Fernández de Melero	Regular Director

Business experience: Structures and Productivity Manager at Banco BBVA Argentina S.A; HR Development & Planning Manager at Banco Crédito Argentino; HR Administration Manager at BBVA Argentina S.A; Organization and Productivity Manager at BBVA Argentina S.A; Business and Channel Development Manager at BBVA Argentina S.A; Chief Corporate Development and Transformation Officer at BBVA Argentina S.A; Member of the Management Committee at BBVA Argentina S.A; Advisor to the Chair and Board of Director at Banco Provincia de Buenos Aires.

Independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

Ernesto Mario San Gil	Regular Director

Business experience: Independent Director and Member of the Audit Committee of Ternium Argentina S.A. (former Siderar S.A.); Ad honorem Member of the Strategic Board of the Ministry of Modernization of Argentina; Director of IDEA; Different positions at EY Argentina (former Ernst & Young and former Arthur Andersen) among others, Chief Strategy Officer (CSO), President and CEO, Member of the Executive Committee of the EY South America region, Partner in charge of Transactions, partner specialized in Financial Institutions.

Independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

Gustavo Alberto Mazzolini Casas	Regular Director

Business experience: Director of Financial Institutions, Ernst & Young; Financial Director, Corp Banca Argentina; Financial Planning Director, Credilogros Compañía Financiera; Head of Countries II - Financial Directors Coordination Latam, Banca América; Head of Financial Directors Coordination Department Latam, Banca América; Financial Director, Banco Provincial; Director of Strategy and Finance Lobs and AdS, BBVA Group; Financial Staff Country Monitoring, BBVA Group; CFO AdS, BBVA Group.

Not an independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

Gabriel Alberto Chaufán	Alternate Director

Business experience: Chairman at BBVA Seguros Argentina S.A. and Regular Director at BBVA Uruguay S.A., Chairman of AVIRA; Member of the Management Committee at BBVA; Chairman and General Manager at Consolidar ART, Consolidar Seguros, Consolidar Salud, Consolidar Retiro and Consolidar AFJP (the latter undergoing liquidation proceedings). Manager of the Pension and Insurance Business; Head of the Pension Business and all insurance lines (Life, P&C, Life Annuities, Health), and Underwriting Manager for the Group.

Not an independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

Gustavo Fabián Alonso	Alternate Director

Business experience: Commercial Director; Director of Innovation and Development; Retail Product Manager; Manager of Payment Methods and Consumption; Manager of Strategic Alliances and Products; Marketing Manager; Zonal Manager; and Branch Manager of Pilar, San Nicolás and Rosario, all at BBVA Banco Francés.

Not an independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

II.	Senior Management

Senior Management is made up of the General Manager and by those executive officers who have decision-making powers and who report directly to the General Manager, or the Chairman of the Board of Directors.

The officers in Senior Management positions must have the skills and experience required by the financial industry to run the business with which they are entrusted and to oversee as appropriate the personnel in the different areas.

III.	Management Committee - Members

The main members of Senior Management make up the Management Committee. The Committee is chaired by the General Manager who shall be replaced, in case of absence or disability, by the Director of the Financial and Planning Area.

Prospective management committee members shall first be evaluated by the Nomination and Remuneration Committee for subsequent consideration by the Board.

Powers

The Management Committee shall have the following powers, and, when appropriate, it shall be required to submit matters to consideration by the Board for final decision.

•   Implement the strategies and policies approved by the Board.

•   Evaluate and propose business and investment strategies and general risk policies. For such purpose, it shall annually approve the Business Plan and the Financial Program.

•   Develop the processes necessary to identify, assess, monitor and mitigate the risks to which the Bank is exposed.

•   Implement appropriate internal control systems and monitor their effectiveness, periodically reporting to the Board on the attainment of objectives. Accordingly, the Internal Control and Operational Risk Reports shall be approved.

•   Establish business synergies with the remaining Group companies.

•   Analyze and propose the year’s comprehensive budget, monitor changes and determine any corrective actions as called for by internal and market variables.

•   Propose the delegation of powers to the Bank’s officers. Supervise the managers in the various areas to make sure that they comply with the policies and procedures set forth by the Board.

•   Evaluate and propose Entity-wide policies, strategies and guidelines and then oversee and follow up the model implementation.

Decisions of the Management Committee shall be made by a majority of the members present.

Below is a detail of the members of the Management Committee, as well as their business background. The main executives are appointed for an indefinite term.

Name	Position	Background and work history
Martín Ezequiel Zarich	General Manager	Business experience: Alternate Director, BBVA Argentina S.A.; Regular Director, BBVA Seguros Argentina SA.; Regular Director, BBVA Francés Valores S.A., Member of the Board of Directors, Banco Francés Foundation; Innovation and Development Director, BBVA Argentina S.A.; Director of Mergers, BBVA Argentina S.A.; Planning Director, BBVA Argentina S.A.; Financial Director, BBVA Argentina S.A.; Retail Banking Director, BBVA Argentina S.A.; Director, Credilogros; Director, BBVA Francés Uruguay; Associate Managing Director, Commercial Development, BBVA Group; Deputy Managing Director, Business Development, BBVA Group; Economist, Banco de Crédito Argentino; Management and Budget Control Manager, Banco de Crédito Argentino; Planning, Management Control and Economics Director, Banco de Crédito Argentino.
Carmen Morillo Arroyo	Director of Finance	Business experience: Various positions in the holding structure of the BBVA Group: Global Financial Planning & Performance discipline leader; Director of Planning and Management Control of South American Businesses; Manager of Planning and Management Control of South American Banks; Financial Analyst; Manager of Corporate Banking BBVA Spain.

Juan Christian Kindt	Business Development Director	Business experience: Business Execution Manager; Segment and Business Manager; Manager of Business Channels, Telemarketing and Customer Service; Financing and Spending Manager within Commercial Banking; Area Manager of Southern Metropolitan area; Territory Area Manager of Buenos Aires; Manager of Comodoro Rivadavia Branch, all positions at BBVA.
Gustavo Osvaldo Fernández	Talent & Culture Director	Business experience: Director of Technology and Operations, BBVA; Coordinator, Systems & Organizations, Banca Nazionale del Lavoro; Systems Coordinator, Banco Galicia; System Organization and Development Manager, Banco de Crédito Argentino; Design and Development Manager, BBVA Argentina S.A.; Media Director, BBVA Argentina S.A.; Director of Design and Development for the Americas, BBVA; Business Partner for the Americas, BBVA.
María Verónica Incera (*)	Corporate & Investment Banking Director	Business experience: Head of Global Clients at BBVA USA, with corporate governance responsibilities for BBVA's NY Branch; Industry Banker for Consumers. Prior to joining BBVA, she worked for Credit Agricole in Argentina and New York, where she held various positions.
Leandro Álvarez	Engineering and Data I Director	Business experience: Head of Solutions Development in the Business Development Department at Banco BBVA Argentina S.A.; Deputy Manager of Channels & Application Architecture at Banco BBVA Argentina S.A.; Regional Manager for Latin America of the technological replacement of the systems of the offices of the banks where BBVA has been present (BBVA Aplica SA); Deputy Manager of Channels and Markets at BBVA Francés.

Gerardo Fiandrino	Risks Director	Business experience: Retail Banking Director for South America, BBVA; Director of Wholesale Banking for South America, BBVA; Retail Risk Manager, BBVA Argentina S.A.; Wholesale and Enterprise Risk Manager, BBVA Argentina S.A.; Admission and Follow-up Manager, BBVA Argentina S.A.; Monitoring and Operation Risk Manager, BBVA Argentina S.A.; Director, Rombo Compañía Financiera S.A.; Director, PSA Finance Argentina Compañía Financiera S.A.; Portfolio Monitoring Manager, Banco de Crédito Argentino. Investment Banking Senior Officer, Banco de Crédito Argentino.
Pablo Hernán Jordán	Commercial Director	Business experience: Business Coordination Manager, North Territory Director, Capital Commercial Manager, Litoral Commercial Manager, Retail Banking Territory Assistant Manager, Central Office Manager, Downtown Branch Manager, Coronel Díaz Branch Manager, Territory Commercial Assistant, VIP Banking Officer and Business Executive, all positions at BBVA Argentina.
Eduardo González Correas	Legal Services Director	Business experience: Legal Manager of Banking Business and Corporate & Investment Banking, BBVA Argentina S.A.; Deputy Legal Manager of Corporate & Investment Banking, BBVA Argentina S.A.; Lawyer at the Legal Sub-Management of Corporate & Investment Banking, BBVA Argentina S.A.; Lawyer at Allende & Brea Law Firm; Lawyer at Pérez Alati, Grondona, Benites, Arntsen & Martinez de Hoz (Jr.) Law Firm.

Mónica Gabriela Etcheverry	Internal Control and Compliance Director	Business experience: Deputy Director of Compliance at Banco BBVA Argentina S.A.; Accounting Manager at BBVA Banco Francés S.A. (BBVA Argentina); Financial Audit Manager (BBVA Argentina); Vice President of Internal Audit at the New York and Miami branches of Argentaria (Banco Exterior de España) USA; Member of the International Internal Audit team of Banco Exterior de España for the Americas.

(*) Since January 1, 2023.

IV.	Basic ownership structure of Banco BBVA Argentina S.A.

The following table sets forth certain information regarding the beneficial ownership of the Entity's common shares as of December 31, 2021, by each entity that, to the best of our knowledge, owns more than 5% of our common shares. These entities do not have different voting rights.

	Common shares as of December 31, 2022
Shareholder	Amount	Class percentage
Banco Bilbao Vizcaya Argentaria S.A.	244,870,969	39.97
BBV América S.L. (1)	160,110,585	26.13
The Bank of New York Mellon (2)	103,200,699	16.984
ANSES (Administración Nacional de la Seguridad Social)	43,279,620	7.06
(1)BBV	América S.L. is controlled by BBVA. Direct holder of 26.13 % of BBVA Argentina's share capital.
(2)As	an agent holder of ADSs.

V.	Organizational structure

[References: General Manager: Martin Zarich - Chair Cabinet: Tomas Rebagliatti – Internal Audit: Adolfo Rivera Guzman - Commercial: Hernán Jordán - Business Development: Juan Kindt - Corporate & Investment Banking: Carlos Elizalde - Finance: Carmen Morillo Arroyo - Engineering & Data: Leandro Alvarez - Risks: Gerardo Fiandrino - Talent & Culture: Gustavo Fernandez - Institutional Relations: Hernan Carboni – Internal Control and Compliance: Monica Etcheverry -

Research: Marcos Dal Bianco - Legal Services: Eduardo Gonzalez Correas.]

VI.	Committees of the Board of Directors

a) Joint Audit Committee (CNV / B.C.R.A.)

The Joint Audit Committee of BBVA Argentina shall be responsible for assisting the Board of Directors in monitoring the internal control environment and validating the existence and improvement of controls covering the Bank's main risks, financial statements, external auditors, directors' fees, transactions with related parties and conflicts of interest.

It has internal regulations that regulate its purpose, composition, operation and responsibilities. Said regulations have been approved by the Board of Directors at its meeting dated June 29, 2021.

Composition:

The Audit Committee shall be composed of at least three (3) Regular Members who are members of the Entity's Board of Directors, with the participation of the top responsible officer of Internal Audit. The members shall operate as a collegiate body and shall be appointed by the Board of Directors by simple majority vote. The Director of Legal Services shall act as Secretary of the Committee.

The appointed members shall remain in office for a minimum term of two (2) years and a maximum of six (6) years (provided that their term as Director does not expire earlier), taking into account that the term of office should not coincide, so that the Committee is always composed of an executive with experience in the matter. The term of office may be renewed on an unlimited basis as long as the Director is independent in accordance with BCRA rules.

The composition of the Committee must comply with the independence criteria established by the Argentine Securities Commission ("CNV"), the New York and Stock Exchange ("NYSE") and the Argentine Central Bank ("BCRA").

The appointment of the members of the Committee, as well as any modification in its composition, whether due to resignation, leave of absence, incorporation or substitution of its members, or any other cause, once considered by the Board of Directors, must be communicated by the Entity to the BCRA, CNV and NYSE within the terms established in the regulations in force.

The directors who are members of the Audit Committee shall have knowledge of business, financial or accounting matters, and one of them must comply with the requirements of accounting expert established in Communication "A" 6552 of the BCRA.

Duties:

It shall meet at least once a month and, additionally, whenever its members deem it convenient.

The Committee may operate with the members present or communicated among themselves by video teleconference or by any other means of simultaneous transmission of sound, images and speech. For the purpose of determining the quorum, the directors present and those participating remotely through the technological means specified above shall be counted.

In order to hold a valid meeting, the quorum required shall be at least two members of the Audit Committee. In all cases, decisions shall be adopted by a simple majority of the members present, and the dissenting opinion shall be recorded.

The head of Internal Audit participates in the meetings and deliberations of the Committee with voice but without vote.

The main functions are:

1. Internal Control Environment and Financial Statements:

1) Monitor the proper functioning of internal controls and the preparation and publication of the administrative-accounting system.

2) Ensure the consistency and integrity of all documentation that is published in the market.

3) Review and approve the annual work program and the reports issued by the Entity's internal audit area, as well as its degree of compliance, ensuring that it has adequate resources to perform its duties and functions in the Entity.

4) Evaluate the observations on the internal control weaknesses found by the auditors and by the controlling bodies.

5) Submit to the Board of Directors, at the time of publication of the year-end financial statements, a report on the status of the internal control system.

6) Know and supervise the internal control environment and the controls covering the main risks to which the Bank is exposed.

7) Hold meetings with the General Management area in order to be informed about the Bank's exposure to the relevant risks.

8) Be informed of the results of the reports issued by the Supervisory Committee of the Bank and the different control committees established by the Argentine Central Bank in compliance with their duties.

2. Internal Audit:

In relation to the Internal Audit function:

a) Propose to the Board of Directors the selection, appointment, re-election and dismissal of the top responsible officer of Internal Audit, based on the candidates pre-selected within the executive area by the Talent & Culture area.

b) Supervise the independence, effectiveness and operation of Internal Audit.

c) Analyze and establish the objectives of the top responsible officer of Internal Audit and evaluate his/her performance, submitting the proposal thereof on both matters to the Nomination and Remuneration Committee to ensure alignment with the compensation model applicable at all times to Senior Management, submitting the corresponding proposals to the Board of Directors.

d) Ensure that the Internal Audit area has the material and human resources necessary for the effective performance of its functions, both in terms of personnel and material elements, systems, procedures and action manuals.

e) Analyze and, as the case may be, approve the annual work plan of Internal Audit, as well as any other additional plans of an occasional or specific nature that may have to be implemented due to regulatory changes or the needs of the Bank's business organization.

f) Receive monthly information from the top responsible officer of Internal Audit on the activities carried out by the Internal Audit area, as well as on any incidents and obstacles that may arise, and verify that Senior Management takes into account the conclusions and recommendations contained in its reports. Likewise, as often as circumstances may require, to monitor these plans, being allowed to delegate to its Chairman the performance of preparatory tasks to facilitate the work of the Committee. In the event of substantial deviations in the deadlines for the execution of the actions contemplated in the plans, or in the scope of the reviews, the causes thereof shall be explained to the Committee, submitting for its approval the modifications to be made to the Internal Audit plans.

Notwithstanding the foregoing, the top responsible officer of Internal Audit shall also report to the full Board of Directors, as often as appropriate, on the activities carried out by the Internal Audit area.

g) Be informed of the degree of compliance by the audited units with the corrective measures recommended by Internal Audit in previous actions, and report to the Board of Directors on those cases that may represent a relevant risk for the Bank.

The Committee shall be informed of the irregularities, anomalies or breaches that the Internal Audit area has detected in the course of its actions, provided that they are relevant, being understood as relevant those that may cause a significant and material impact or damage to the Bank's equity, results or reputation, the assessment of which shall be at the discretion of the Internal Audit area, which, in case of doubt, shall opt for communication. This communication shall be made, as soon as known, to the Chairman of the Committee.

3. External Audit:

1) Give its opinion regarding the proposal of the Board of Directors for the appointment or revocation of the external auditors to be hired by the Bank and ensure their independence.

2) Review the plans of the external auditors and evaluate their performance, and issue an opinion thereon in its Annual Management Report.

3) Analyze the reasonableness of the fees billed by the external auditors.

4) Request the external auditor to inform the Committee of any relevant fact that has a significant impact on the Entity’s equity, results, or reputation, or constitutes a relevant weakness in its internal controls.

5) Provide the mechanisms so that the reports to be submitted by the external and internal auditors of the financial entities are submitted in due time and form.

6) When shareholders representing at least 5% of the capital stock request the Bank to appoint an external auditor proposed by them for the performance of one or more specific tasks, the Audit Committee shall issue a prior opinion and shall inform the CNV.

4. Issuance and Stock Plans and Acquisition of Own Shares and Directors' Fees:

1) Issue an opinion and make it public, on compliance with legal requirements and on the reasonableness of the conditions for the issuance of shares or securities convertible into shares, in cases of capital increase with exclusion or limitation of preemptive rights.

2) Issue a report prior to any decision of the Board of Directors to acquire the Bank's own shares.

3) Give an opinion on the reasonableness of the proposals made by the Board of Directors regarding fees and stock option plans of the Bank's directors and administrators.

5. Related Party Transactions and Conflicts of Interest:

1) Ensure that transactions between related parties are carried out in accordance with the provisions of Law No. 26831, issuing a well-founded opinion regarding transactions with related parties in the cases established and specifically required.

2) It shall immediately provide the market with full information on transactions in which there is or could be a conflict of interest with members of the corporate bodies or controlling shareholders.

6. Standards of Conduct:

1) Investigate irregular behavior or behavior that may not be in accordance with applicable regulations or BBVA Argentina's Codes of Conduct.

2) Review the Bank's standards of conduct, to ensure that they are adequately disseminated among all the Bank's personnel and verify compliance with such standards of conduct.

7. Action Plan and Relationship with Regulators:

1) Submit annually, an action plan for the fiscal year, which shall be submitted to the Board of Directors and the Supervisory Committee within sixty (60) calendar days after the beginning of the fiscal year, in which it shall account for the treatment given during the fiscal year to the matters within its competence provided for in Article 18 of Chapter III of the CNV Rules.

2) Maintain constant communication with the officers of the Superintendency of Financial and Exchange Entities responsible for the control of the Entity in order to know their concerns, the problems detected in the inspections carried out and the actions for their solution.

b) Nomination and Remuneration Committee

BBVA Argentina's Nomination and Remuneration Committee is a non-executive body whose purpose consists in assisting the Board on matters concerning the Bank’s remuneration and benefit policies. Furthermore, the Nomination and Remuneration Committee is the body entrusted with the establishment of the standards and procedures governing the recruitment and training of directors, key executives and senior personnel.

Structure:

BBVA Argentina's Nomination and Remuneration Committee shall be made up of three Non-Executive Directors to be designated by the Board in the same manner as the President. The Chief Legal Officer and Chief Talent & Culture Officer may be invited to attend the meetings of this committee. The Committee shall be presided over by an Independent Director. The Chief Legal Officer is the secretary of the Committee.

Each member of the Nomination and Remuneration Committee shall prove sufficient knowledge on and experience in Human Resources (HR), compensation policies and labor risk management.

Functions:

The Nomination and Remuneration Committee shall perform the following functions:

1.  Permanent functions:

Board of Directors' Performance, Succession Plan, and Assessment

•  Evaluate the Board of Directors performance and renewal and replacement of members of the Senior Management.

•  Ensure application of a proper methodology for the evaluation of Senior Management.

Recruitment Criteria and Training

•  Identify potential candidates to fill positions at the Board of Directors to be proposed at the Annual Shareholders’ Meeting.

•  Approve recruitment criteria for senior management members.

•  Ensure the Training and Development of the members of the Board of Directors and senior management and other executives.

•  Suggest which members of the Board of Directors should comprise the several Board’ committees, based on their respective background.

•  Assess the convenience of the members of the Board of Directors and/or supervisory auditors performing functions at several Entities.

Remuneration, Retention, and Dismissal Policy

•  Keep the Board of Directors informed on the Entity's Remuneration policy, with a detail of union agreements or other general adjustments which may have an impact on the Bank’s salary structure.

•  Validate –on an annual basis- the characteristics of variable compensation models in force at the Bank.

•  Ensure a clear link between the performance of the Senior Management and their fixed or variable compensation, taking into account the risks undertaken and how they are managed.

•  Oversee that the variable portion of Senior Management’s compensation is tied to the medium and/or long-term performance of their members.

•  Review the competitive position of the Bank’s compensation and benefit policies and practices, and approve the respective changes. To such end, these policies shall embrace the Entity’s goals, culture and activities, and shall be mainly intended to reduce incentives to undertake excessive risks in the face of the structure of the employee’s incentive system.

•  Define and communicate key staff retention, promotion, dismissal and suspension policies.

•  Ensure that the Talent & Culture / HR policy does not embrace any form of discrimination.

•  Inform the guidelines to determine retirement plans for Board of Directors' and Senior Management's members.

Reporting to the Board of Directors and Shareholders' Meetings

•  Regularly report to the Board of Directors and Shareholders' Meeting on any actions undertaken and the issues discussed in the meetings.

•  Annually inform the Board of Directors the assessment guidelines that were followed to determine the compensation level of directors, senior positions and Senior Managers.

•  Ensure that the resumes of the Board of Directors’ and Senior Management’s members are available at the Entity’s website (indicating Directors’ term in office).

•  Intervene in cases of infringement to the General Anticorruption Policy involving members of the Board of Directors, except to the extent such cases involve members of this committee. This committee will coordinate the execution of the action plans required to deal with and address these situations. The actions taken in this regard are reported to the Board of Directors.

•  Intervene in cases of infringement to the General Conflicts of Interest Policy involving members of the Board of Directors, except to the extent such cases involve members of this committee. This committee will coordinate the execution of the action plans required to deal with and address these situations. The actions taken in this regard are reported to the Board of Directors.

Organization Chart

•  Learn about changes in the Entity's Organization Chart made from time to time by the Talent & Culture area.

•  The Board of Directors shall appoint the General Manager, following consultation with this Committee.

•  Notify the Board of Directors of the appointment of: (i) each area's Directors; (ii) Managers of central areas, and (iii) Territory Managers of the Commercial Department.

2.  Non-permanent functions.

In addition to the permanent functions it is expected to discharge, the Nomination and Remuneration Committee may take care - within its areas of responsibility - of all such matters strengthening people management quality and reliability at BBVA Argentina.

Organization and Operation Rules:

The Nomination and Remuneration Committee shall meet every four months, and such meetings shall be either convened by the President or other member.

A quorum is attained with the presence of, at least, two of the committee's members, and resolutions will be adopted by majority of present members.

The Committee may convene individuals within the Bank that perform tasks related to the Committee’s functions, and may seek such external advice, through the Board of Directors, as deemed necessary to form an opinion on the matters within its competence.

The President of the Committee, or any of its members, shall be available at the Annual Shareholders’ Meeting approving the Board of Directors’ compensation to explain the Bank's remuneration policy for Board of Directors' and Senior Management's members.

c) Other Committees

The composition and functions of the Committees that are listed below are governed by the Bank’s internal manuals and the applicable rules and regulations laid down by oversight agencies (BCRA, Financial Information Unit, CNV, among others).

1) Committee for the Prevention of Money Laundering and Terrorist Financing

This Committee is made up of: (i) BBVA Argentina’s Regular Director in his capacity as Regulatory Compliance Officer; (ii) Highest-Ranking Regulatory Compliance Officer; (iii) one Regular Director, (iv) the Officer responsible for Compliance Processes and (v) the Officer responsible for the Prevention of Money Laundering and Terrorist Financing Discipline.

Specifically, this Committee shall be in charge of:

•   Setting action plans and continuously reviewing their progress;

•   Filing reports with the competent authorities concerning the so-called “unusual or suspicious” transactions, or, either, disregarding them, when appropriate;

•   Evaluating the potential risk of asset laundering in the new products and/or services;

•   Reaching an agreement on actions for the analysis of suspicious transactions;

•   Raising awareness in their areas about the importance of preventing asset laundering and terrorist financing;

•   Identifying any relevant situation that may occur in this regard in their respective areas;

•   Undertaking the necessary commitments within its area to put in place prevention procedures, on a coordinated basis with the Officer Responsible for Prevention of Anti-Money Laundering.

2) Information Technology Committee

This Committee is made up of a member of the Board, the Chief Engineering & Data Officer, the Systems Manager, the Architecture, Infrastructure & IT Ops Manager, the Corporate Security Manager, the Business Process Engineering Manager, the Data Transformation and Engineering Manager, the Strategy and Control Manager, the Operations (Permanent Participants) Manager and the Lever 3 (NIII) of Technology, Physical, Information and Data Security Risk Control Specialist (Secretary).

Specifically, this Committee shall be in charge of:

•   Overseeing the proper operation of the IT environment and contributing to an improvement in its efficiency.

•   Approving the IT and Systems Plan and assessing it from time to time to review the degree of compliance.

•   Reviewing the reports issued by the auditors in connection with the IT and Systems environment and watching for the execution of corrective actions to address or minimize the identified weaknesses, taking into account their associated risks.

•   Approving physical and/or logic security policies and/or plans to mitigate the risk associated to the Entity’s systems.

•   Maintaining timely communications with the officers of the Systems External Audit Division of the Superintendency of Financial and Exchange Entities in connection with the issues identified during the audits conducted at the entities, and with the monitoring of the actions taken to find an IT solution to such issues.

•   The Committee shall be empowered to define new review functions or areas, as deemed necessary, in order for the Entity’s Information Systems to comply with overall objectives of Effectiveness, Efficiency, Confidentiality, Integrity, Availability, Reliability and Compliance.

3) Disclosure Committee

The mission of this non-executive Committee will be enhancing the coordination between the several areas engaged in the development and disclosure of BBVA Argentina's public information, thus enhancing its consistency, while fostering the definition of preparation procedures as an additional control element. This Committee is composed of a Regular Director, the Chief Financial Officer, the Chief Risk Officer, the Chief Legal Officer, the Banking and Institutional Business Manager, the Accounting Manager, the Investor Relations Manager, and the Head of Investors and Rating Agencies.

The main functions of this committee are:

• Developing coordination, review and criteria-setting activities in connection with all information to be disclosed by the Entity to its shareholders, the markets where the Bank’s shares are listed and such markets’ regulatory authorities, ensuring that: (i) the information required to be publicly disclosed (either directly or through the pertinent regulatory authorities) is registered, processed, summarized and reported in an accurate and timely fashion, and (ii) that such information is gathered and shared with managers and directors in due time and fashion to ensure timely decision-making based on the required information.

• Coordinating with the several units responsible for the preparation and disclosure of information to ensure consistency and that the information has been generated by the pertinent internal area following the established procedures.

• Reviewing and sharing the work done, together with the incumbent areas, to ensure disclosure by the Bank of all such information required by the several regulatory authorities and/or applicable laws. This Committee's functions do not replace the existing controls at the units responsible for preparing and publishing the information, but are rather a supplementary and additional review element.

• Establishing the criteria to be applied in respect of the content and disclosure of documents. In order to ensure that the committee discharges its duties efficiently, it fosters the development of policies and procedures to ensure an appropriate public information preparation and disclosure process.

A quorum shall be attained with the absolute majority of the Committee’s members, and decisions shall be made by a majority of the present members. Such individuals having expertise on the issues to be discussed at the meetings may attend them as guests, and may sign the minutes; provided, however, that the presence of such individuals shall not be taken into account for attaining quorum and required majorities.

4) Risk Management Committee

This committee is the Entity’s uttermost risk management body. It comprises the Chief Risk Officer (Chairman), Risk Internal Control Manager, Risk Internal Control (Technical Division), Retail Risk and Process Transformation Manager, Wholesale Risk Manager, the Financial Risk and Reporting Manager (permanent participants); the CEO or

General Manager, Commercial Director and/or Retail Coordination Manager and/or Business Coordination Manager, the Corporate & Investment Banking Director and/or the Global Transactional Banking Manager and/or Manager of Global Markets Argentina and the Business Development Director and/or Business Execution Manager (optional participants or to address specific issues); head of the area of the issue to be addressed, and Presenter (specific participants).

The main functions of this committee are:

•   Approve all transactions and Financial Programs for Customers or Economic Groups exceeding the powers vested in Risks Managements (Wholesale / Retail), Financial institutions and Issuer Risk, and any issues requiring approval from other areas (C&IB, GRMC, CTOG).

•   Approve individual and corporate customers’ refinance transactions, cancellations and charge-offs, as per the effective Delegation Rule.

•   Approve the operations of Non-Delegated Risks (risks related to media, public relevance, political parties, trade unions or companies related to the Bank or its officers).

•   Discuss the power delegation proposal which will then be submitted to the Board of Directors for approval.

•   Annually approve the Risk Management Specific Framework and periodically follow up on the changes in the metrics set in such framework.

•   Define and approve the strategies, manuals, policies, necessary practices and procedures to identify, evaluate, measure and manage the risks to which the entity is exposed (credit, market, structural, liquidity, operational risk, etc.).

•   Approve Credit Policies, rating tools and models, and campaigns of pre-approved loans or massive campaigns.

•   Approve the limits of Asset Allocation, Preferred Lenders Program (PLPs) and stress tests.

•   Call the Crisis Committee, if deemed necessary or at the request of the wholesale or retail follow-up Committee, and approve actions defined at such committee to mitigate risk alerts previously exposed by the related Follow-up Committees.

•   Report to the Board of Directors decisions taken on the approval of transactions and definition of risks policies and strategies.

•   Submit and analyze periodic management reports, which are then submitted to the Senior Management and the Board of Directors. These reports shall gather the main aspects of the management of all the risks of the Entity.

•   Approve, on a quarterly basis, the definition of priorities for Single Development Agenda (SDA) projects (Intra-domain refinement).

•   Monthly review actions as per the methodology set out in IFRS 9.

The Committee shall be presided of the Chairman (Chief Risk Officer) and shall have a Secretary (Head of Internal Control of Risks - Technical Division), who shall be in charge of, amongst other things, setting the agenda, preparing the Minutes for each subject submitted with the related decision taken. In case of absence of the Chairman, the Chief Executive Officer or General Manager shall act as such. In absence of the latter, the role shall be jointly taken over by two regular participants (including optional participants or participants for specific issues) in the following order: Wholesale Risk Manager, Retail Risk Manager, and Financial Risks and Reporting Manager.

The Committee shall meet twice a week. If an urgent meeting is necessary, it shall be called as an extraordinary meeting.

5) Corporate Assurance Committee

This Committee is comprised of the Chief Executive Officer as Chairman, members of the Management Committee as Regular Members, and the Committee’s Secretary is undertaken by the Non-financial Risk Manager.

The main functions of this committee are:

•   Communicating and watching over the effective operation of the control model, as well as the required culture of transparency and self-criticism.

•   Ensuring the implementation and preservation of the Corporate Assurance model across the entities comprising the BBVA Group.

•   Setting priorities as to control weaknesses identified by the specialized areas and Internal Audit and as to the suitability, relevance and timing of the proposed corrective measures.

•   Ensuring that specialists fulfill their responsibilities with transparency and self-criticism.

•   Being familiar with, assessing and assigning responsibilities for managing the risks submitted to its consideration.

•   Timely follow-up to the agreed-upon risk mitigation action plans.

•   Communicating the actions taken to specialists and Business Units.

•   Fostering knowledge on the Operational Risk Model, as well as the dissemination of related corporate policies.

•   Addressing and making decisions regarding Operational Risks, as required, due to the materiality or importance of the issues involved.

•   Ensuring the application of the Operational Risk Model and facilitating the adequate management of the operational risks associated to BBVA Argentina's activities.

•   Overseeing the adequate deployment of the model tools and methodology.

•   The Committee may take care of all such issues that enhance the quality and reliability of BBVA Argentina's and its affiliates’ internal controls.

The Committee shall hold ordinary and extraordinary meetings. Ordinary meetings shall be held every four months, following the required call by the Secretary. Extraordinary meetings shall be held when convened by the Secretary or at the request of one or more members of the Committee, when special circumstances so warrant.

6) Compliance Committee

This committee is composed of: (i) the top responsible officer of Compliance; (ii) the General Manager; (iii) the Chief Commercial Officer, (iv) the Chief Legal Officer, (v) the Chief Financial

Officer, (vi) the Chief Risk Officer, and (vii) the Internal Audit Officer, who will attend meetings as observer with voice but no votes.

The main functions of this committee are:

•   Setting action plans and continuously reviewing their progress;

•   Contributing to preserve the Corporate Integrity of BBVA Argentina and Group companies in Argentina, ensuring the effective application of the Code of Conduct and the Rules of Conduct in the Capital Markets.

•   Encouraging and promoting a culture of ethics and integrity among members, encouraging the adoption of the necessary measures to resolve queries, concerns, suggestions regarding compliance with and application of the Code, as well as ethically questionable actions that may be brought to its attention.

•   Promoting and following up on the operation and effectiveness of the Whistleblower Channel. Reviewing the most representative cases.

•   Ensuring compliance with the provisions on the Protection of Financial Services Users, considering the claims submitted by users and adopting actions to reduce their repetition.

•   Assuming the necessary commitments and agreeing on actions to carry out the prevention systems, in coordination with the Head of Prevention of Money Laundering and Financing of Terrorism

•   Fostering action plans to train and raise awareness about the importance of being acquainted with matters concerning the scope of the Committee.

This Committee will meet on a monthly basis.

7) Assets and Liabilities Committee (ALCO)

This committee is composed of: (i) the Chief Executive Officer; (ii) the Chief Business Development Officer; (iii) the Chief Financial Officer; (iv) the Chief Risk Officer; (v) the Chief Commercial Officer; (vi) the Chief Corporate & Investment Banking Officer; (vii) the Financial Management Manager (Permanent Participants), (viii) the BBVA Research Director, and (ix) the Financial Risk and Reporting Manager (Guests).

The main functions of this committee are:

•   Follow-up to macroeconomic variables;

•   Analyzing and discussing the conditions of local and international financial markets, and their forecast and impact on the Bank’s structural risks;

•   Follow-up to and control over liquidity limits and alerts, rate, exchange position and market risk, both at an internal and regulatory levels;

•   Defining corrective measures, as necessary;

•   Reviewing historical changes in and projection of the financial position statement items, deviations from the budget, and comparison against the market and the competition;

•   Follow-up on the Bank’s excess liquidity, benchmarking and review of stress scenarios;

•   Establishing the funding strategy and the allocation of resources;

•   Defining the pricing policy and lending and borrowing products;

•   Follow-up on the changes to the Bank’s financial margin and its main deviations. Changes to business spreads. Analysis of the impact of management proposals;

•   Designing the investment and surplus strategy;

•   Defining the strategy of investment in Public Venture Capital;

•   Historical and projected changes to the Bank’s capital position and projected dividends and analysis of proposals leading to the efficient use of such capital;

•   Causing financial and other analysis to be done, as necessary, to optimize the performance of the above items;

•   The Finance area is responsible for analyzing and following up the proposals submitted to the committee through the applicable commissions;

•   Enforcement and implementation of contingency and liquidity plans;

•   Acting as Crisis committee in the event the Recovery Plan and/or the Resolution Plan needs to be triggered.

This Committee will meet on a monthly basis.

VII.	Banco BBVA Argentina S.A.'s subsidiaries and associates

The main subsidiaries and associates of BBVA Argentina are:

Subsidiaries:

a)  BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión: the corporate purpose of this mutual fund manager is to run and manage Mutual Funds in accordance with Section 3 of Law No. 24083, as subsequently amended by Law No. 26831.

b)  PSA Finance Argentina Compañía Financiera S.A. whose corporate purpose consists in financing the acquisition of new and second-hand Peugeot and Citroën vehicles through pledge loans, receivables from finance leases and other financial products and in supplying services associated with the purchase, maintenance and insurance of motor vehicles.

c)  Consolidar AFJP S.A. (undergoing liquidation proceedings): see Note 1.

d)  Volkswagen Financial Services Compañía Financiera S.A., a company engaged in providing pledge loans for the purchase of VW, Audi and Ducati new or second hand vehicles, credit through operating leases, and other financial products and services associated with the purchase, maintenance and insurance of vehicles.

Associates:

e)  Rombo Compañía Financiera S.A., whose corporate purpose is to finance the acquisition of new and second-hand Renault and Nissan vehicles through pledge loans, receivables from financial leases and other financial products and in supplying services associated with the purchase, maintenance and insurance of motor vehicles.

f)  BBVA Seguros Argentina S.A. This insurance carrier operates in the following lines of business: fire, comprehensive household insurance, civil liability, theft, personal accidents, group life insurance and other coverage.

VIII.	Network of branches and retail offices

Banco BBVA Argentina S.A. operates a network of 243 branches distributed as follows: City of Buenos Aires: 79 branches; Greater Buenos Aires: 82 branches and rest of the country: 82 branches.

IX.Business	lines

The most relevant business lines are: Retail Banking, whose strategy relies on building a comprehensive relationship with customers and strengthening the credit card segment; Small and medium companies, which aims at aiding companies through both short- and long-term financing and Corporate Banking, an area concerned with Foreign Trade transactions as much as with advice in mergers and acquisitions and in capital market transactions.

X.	Economic incentives for the personnel

Banco BBVA Argentina S.A. applies a policy of rewards to attract and retain the proper individuals for each position, based on the following principles:

-  Acknowledgement and compensation based on individual performance, work team, results obtained and their quality, as well as the skills and competences applied by individuals to their work.

- Ensuring internal fairness through structure analysis, descriptions of positions and remunerations.

- Ensuring external competitiveness by updating the information with the benchmark market.

- Rewarding the contribution of tangible results.

The rewards system includes compensations paid to employees as consideration for their contribution to the organization in terms of time, role and results, and it involves a fixed as well as a variable remuneration system.

In order to comply with such principles, the Entity has implemented the following tools within the remuneration processes:

- Salary surveys into the benchmark market: the position adopted within the survey is defined in accordance with the Bank’s needs and strategy for each period. This benchmark market is made up of a number of companies that have similar organizational structures and business sizes.

- Salary categories/brackets: these are designed on the basis of the internal structure of the positions and the information derived from market salary surveys. These brackets represent salary ranges grouping positions that rank similarly in terms of responsibility, experience, knowledge, etc.

Also, BBVA Argentina uses performance evaluations as a key tool to compensate the effort and results of each employee. At the end of each fiscal year, each person in charge evaluates the goals of their team members to obtain an individual assessment of their performance for the year. Such assessment has four types of goals: Quantitative, Customer, Tactical and Other Goals.

The result of the assessment reflects the level of contribution by each member of the team, which is the basis to assess the right to collect the rewards defined.

Classification is the process whereby the manager carries out a global assessment of each team member to evaluate the performance of their current position. The results of such assessment are used to apply certain Human Resources policies.

In turn, projection is the process whereby a manager assesses the capabilities of each team member to perform higher level functions inside BBVA Argentina. This assessment shall be based on experience, knowledge, skills, and the commitment of the team member.

Each employee has access to various rewards based on their work position and the results of their performance evaluation. The goal is to encourage and reward the achievement of results. The models currently in force are:

-	Network rewards model: It consists of four quarterly payments and one payment of annual indicators. Payment is related to the attainment of the goals assigned to each individual, for each period. Each position has a set of goals, and each goal has a certain weight.
-	Reward model for Central Areas, Channels and Network support: It consists of a yearly variable payment assigned to each employee by the supervisor, taking into consideration their performance evaluation and the position's reference reward. Additionally, variables related to the attainment of the Entity's goals are considered, based on the criteria adopted and the degree of compliance with the budget. These factors may have an impact on the defined variable reward.
-	Commissions reward model: The value of the commission depends on the unit value of each product based on its contribution to the Entity's profit and loss account. The criteria to be applied for rewards through commissions are reviewed annually. They are paid monthly in arrears.
-	Share-based incentives reward model: An incentive program for executives whose professional activities have a material impact on the Entity’s risk profile, based on the delivery of shares of the controlling company. The number of units to be assigned is determined taking as a reference the level of responsibility of each beneficiary within the Bank. The number of shares to be actually delivered shall depend on the employee's individual performance ratio.

Executives included in that group receive at least 50% of the annual variable reward for each year in shares of the controlling entity. The payment, both in cash and shares, shall be distributed as follows: 60% of their rewards during the first quarter of the year and the remaining 40%, 3 years after the first payment date of the variable reward.

Shares delivered to this group of employees, which are part of their annual variable reward for the year, cannot be disposed of during the 6 months immediately following delivery. The unavailability regime applies to the net amount of the shares, that is to say, discounting the portion necessary for the employee to pay taxes on the shares received. This shares unavailability regime also applies in the event of termination of the employment contract or the contract of a director with BBVA Argentina for any cause, except in the case of death and all degrees of disability for labor purposes. After the unavailability period, BBVA Argentina's employees that are part of the “Colectivo Sujeto” group may freely transfer their shares.

In addition to achieving the goals set forth for such incentive, the beneficiary shall remain active in the Entity as of the settlement date, he/she should be entitled to receive regular variable rewards for that fiscal year, and should have not been subject to penalties for serious noncompliance with the code of conduct and other internal regulations.

XI.Code	of conduct

The Entity has a Code of Conduct binding on all employees and officers of BBVA Argentina.

The Code of Conduct defines the ethical behavior that the Board of BBVA Argentina considers applicable to the businesses and activities conducted by BBVA Argentina and the group companies in Argentina; builds the foundations thereof and lays down the guidelines required for corporate integrity to be outwardly expressed in: (i) relationships with customers, employees, officers, suppliers, and third parties; (ii) acting in the various markets as issuers or operators; (iii) individual actions by employees and officers; and (iv) establishing specific bodies and functions endowed with the responsibility of enforcing the Code and fostering the actions necessary to effectively safeguard corporate integrity as a whole.

XII.	Conflict of interest

On November 24, 2020, the Board of Directors approved the General Conflicts of Interest Policy at BBVA Argentina and other affiliates in Argentina.

The Policy contains the following principal guidelines: (i) it determines the scope of application; (ii) it sets forth the general principles, (iii) it identifies conflicts of interest; and establishes the measures for preventing and handling conflicts of interest; (iv) it regulates the conflicts of interest of members of the management board; and (v) it provides the model of government and supervision of this Policy.

In addition, Section 12 “Standards for discharging directorship duties” of the Code of Corporate Governance regulates, among other matters, transactions between Directors and the Bank or other Group companies.

Basically, it mandates that any Director involved shall not be in attendance when the relevant corporate bodies, in which he/she sits, are in session to discuss the matters in which he/she might have a direct or indirect interest or which might affect persons related to him/her in the terms defined by the laws.

It also prescribes that the Director involved shall refrain from entering, either directly or indirectly, into personal, professional, or commercial transactions with the Bank or companies of its group, other than ordinary banking transactions, unless these transactions are subject to a procurement process that ensures transparency, with competing bids, and on an arm’s length basis.

XIII.	Diversity and inclusion

On September 4, 2020, the Argentine Central Bank (“BCRA”) issued Communication “A” 7100, incorporating gender equality criteria to its "Corporate Governance Guidelines for Financial Institutions" as best corporate practice for the composition of financial institutions' governance bodies.

Within the “General Considerations” section of the "Corporate Governance Guidelines for Financial Institutions,” the Argentine Central Bank incorporated the following concepts: (i) gender equality, as a “guideline that seeks to achieve equal participation of men and women in decision-making roles at the workplace and to ensure the right to equal opportunities and non-discrimination based on gender;” and (ii) managing with gender equality, such as “developing gender-equality conditions though policies and affirmative actions.”

As stated in Communication, a good corporate governance practice is ensuring that entities' boards of directors are made up considering gender equality, to foster discussion and enrich the decision-making on strategies, policies and risks assumed.

Furthermore, the communication recommends that financial institutions: (i) select and, where necessary, replace their main executives and have an appropriate succession plan in place so that candidates meet the eligibility requirements to run the Entity, taking into account gender equality; and (ii) approve, watch and review the design and operation of their personnel's compensation plan and, if applicable, their personnel's incentive plans, according to applicable laws and considering gender equality, ensuring that they are implemented accordingly.

Besides, the boards of directors of financial institutions will be tasked with new functions, such as: (i) approving recruitment policies that foster inclusive and diverse workplaces in terms of gender, geographical origin, age, ethnics, professional experience, family composition, and caring responsibilities, in designating both senior management members and the rest of the entity's personnel; (ii) approving gender and gender violence education and training policies; and (iii) fostering mechanisms to manage with gender equality, creating, where necessary, a dedicated area, based on equal opportunities and non-discrimination on the basis of gender, applicable to the several stages of the entity's development.

In this respect, on November 24, 2020, the Board of Directors approved the General Diversity and Inclusion Policy. The policy seeks to establish guidelines that instill a culture of respect for diversity and inclusion, ensuring equal opportunities and contributing to foster a more open culture, based on respect and richness from diverse talents. All who are part of BBVA Argentina are personally responsible for following the procedures established in this policy to ensure diversity, inclusion and non-discrimination in their actions, and for reporting any discriminatory practice. Some of the principles enshrined by this policy include:

1.	Recognizing and appraising diversity at BBVA Argentina as part of its purpose of “bringing the opportunities of this new era to everyone.”
2.	Affording a decent, respectful and equal treatment to all our employees, whether direct and indirect, without regard to their age, ethnics, sex, religion, disability, gender, financial condition, political affiliation, etc., recognizing freedom of speech and equal rights and embracing inclusion.
3.	Favoring inclusion through the full recognition and exercise of people's rights and equality.
4.	Considering diversity in all our actions, crosscutting all our decisions as members of BBVA Argentina, for employees as well as for customers and suppliers.

5.	Appreciating contributions from diverse perspectives, facilitating and encouraging people's development and professional growth.
6.	Facilitating team's balance in terms of work, family and leisure time, fostering actions framed under the Work Better & Enjoy Life umbrella.
7.	Using appropriate language and behaviors at all times without jokes or comments that may be detrimental to people based on their age, ethnics, sex, religion, disability, gender, financial condition, political affiliation, etc.

The Group organizes online training courses and talks on diversity and inclusion addressed to all employees to raise awareness on gender equality and non-discrimination.

53.	Events after reporting period

Play Digital S.A. – Capital contribution

On February 24, 2023, an irrevocable capital contribution on account of future subscription of shares was made to Play Digital S.A., amounting to 396,030. Such contribution was made in order to have working capital for the performance of activities.

The Bank’s ownership interest as of the date of the contribution is 11.057% of the company.

No other events or transactions have occurred between year-end and the date of these consolidated financial statements which may significantly affect the Entity's financial position or results of operations as of December 31, 2022.

54.	Accounting principles – Explanation added for translations into English

These consolidated financial statements are presented in accordance with the financial reporting framework set forth by the BCRA, as mentioned in note 2. These accounting standards may not conform to accounting principles generally accepted in other countries.

		EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE
AND GUARANTEES RECEIVED CONSOLIDATED WITH SUBSIDIARIES
AS OF DECEMBER 31, 2022 AND 2021
(stated in thousands of pesos in constant currency - Note 2.1.5)
(Translation of Financial statements originally issued in Spanish - See Note 54)

Account	12.31.22	12.31.21

COMMERCIAL PORTFOLIO

Normal performance	256,231,306	217,579,328
Preferred collaterals and counter-guarantees "A"	1,809,915	10,419,438
Preferred collaterals and counter-guarantees "B"	2,790,125	1,432,522
No preferred collaterals and counter-guarantees	251,631,266	205,727,368

With special follow-up	767,843	-
Under negotiation or with refinancing agreements	767,843	-
Preferred collaterals and counter-guarantees "A"
Preferred collaterals and counter-guarantees "B"	129,163	-
No preferred collaterals and counter-guarantees	638,680	-

Troubled	1,099,963	1,027,107
No preferred collaterals and counter-guarantees	1,099,963	1,027,107

With high risk of insolvency	142,407	291,757
No preferred collaterals and counter-guarantees	142,407	291,757

Uncollectible	27,351	3,377,533
Preferred collaterals and counter-guarantees "B"	-	312,035
No preferred collaterals and counter-guarantees	27,351	3,065,498

TOTAL	258,268,870	222,275,725

		EXHIBIT B
		(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE
AND GUARANTEES RECEIVED CONSOLIDATED WITH SUBSIDIARIES
AS OF DECEMBER 31, 2022 AND 2021
(stated in thousands of pesos in constant currency - Note 2.1.5)
(Translation of Financial statements originally issued in Spanish - See Note 54)

Account	12.31.22	12.31.21

CONSUMER AND HOUSING PORTFOLIO

Normal performance	490,556,621	543,943,229
Preferred collaterals and counter-guarantees "A"	165,597	213,801
Preferred collaterals and counter-guarantees "B"	56,026,470	76,422,119
No preferred collaterals and counter-guarantees	434,364,554	467,307,309

Low risk	5,859,202	4,842,343
Preferred collaterals and counter-guarantees "A"	-	4
Preferred collaterals and counter-guarantees "B"	558,170	392,970
No preferred collaterals and counter-guarantees	5,301,032	4,449,369

Low risk - with special follow-up	185,401	328,530
No preferred collaterals and counter-guarantees	185,401	328,530

Medium risk	3,974,342	4,066,604
Preferred collaterals and counter-guarantees "A"	51	-
Preferred collaterals and counter-guarantees "B"	165,216	287,041
No preferred collaterals and counter-guarantees	3,809,075	3,779,563

High risk	2,796,517	5,004,140
Preferred collaterals and counter-guarantees "A"	-	78
Preferred collaterals and counter-guarantees "B"	200,020	437,942
No preferred collaterals and counter-guarantees	2,596,497	4,566,120

Uncollectible	583,637	854,294
Preferred collaterals and counter-guarantees "A"	4,302	5,004
Preferred collaterals and counter-guarantees "B"	243,977	289,850
No preferred collaterals and counter-guarantees	335,358	559,440

TOTAL	503,955,720	559,039,140

GRAND TOTAL	762,224,590	781,314,865

				EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING
CONSOLIDATED WITH SUBSIDIARIES
AS OF DECEMBER 31, 2022 AND 2021
(stated in thousands of pesos in constant currency - Note 2.1.5)
(Translation of Financial statements originally issued in Spanish - See Note 54)

	12.31.22		12.31.21
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	54,029,409	7.09%	55,769,835	7.14%
50 following largest customers	85,345,462	11.20%	73,178,177	9.37%
100 following largest customers	54,865,087	7.20%	49,476,707	6.33%
All other customers	567,984,632	74.51%	602,890,146	77.16%

TOTAL	762,224,590	100.00%	781,314,865	100.00%

								EXHIBIT D
BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING
CONSOLIDATED WITH SUBSIDIARIES
AS OF DECEMBER 31, 2022
(stated in thousands of pesos in constant currency - Note 2.1.5) (1)
(Translation of Financial statements originally issued in Spanish - See Note 54)

		Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ITEM	due	month	months	months	months	months	24	TOTAL
							months

Non-financial government sector	-	1,399	-	-	-	-	-	1,399
BCRA	-	9,034	-	-	-	-	-	9,034
Financial sector	-	761,148	1,211,438	1,991,092	1,134,039	4,597,937	1,808,089	11,503,743
Non-financial private sector and
residents abroad	7,035,090	363,710,350	120,223,036	89,335,657	74,812,867	75,710,484	137,279,617	868,107,101

TOTAL	7,035,090	364,481,931	121,434,474	91,326,749	75,946,906	80,308,421	139,087,706	879,621,277

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING
CONSOLIDATED WITH SUBSIDIARIES
AS OF DECEMBER 31, 2021
(stated in thousands of pesos in constant currency - Note 2.1.5) (1)
(Translation of Financial statements originally issued in Spanish - See Note 54)

		Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ITEM	due	month	months	months	months	months	24	TOTAL
							months

Non-financial government sector	-	1,441	-	-	-	-	-	1,441
Financial sector	-	1,190,570	1,238,037	1,441,356	4,685,169	2,195,494	4,781,830	15,532,456
Non-financial private sector and
residents abroad	11,987,544	352,677,051	110,207,200	89,755,896	86,717,817	73,530,603	121,206,364	846,082,475

TOTAL	11,987,544	353,869,062	111,445,237	91,197,252	91,402,986	75,726,097	125,988,194	861,616,372

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT F

PROPERTY AND EQUIPMENT
CONSOLIDATED WITH SUBSIDIARIES
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022
(stated in thousand of pesos constant currency- Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 54)

						Impairment	Depreciation
	Original	Total
ITEM	Value	estimated	Transfer									Resdual value
	at the beginning	useful life		Additions	Derecognitions	Loss	Accumulated	Transfer	Derecognition	For the year	At year-end	as of 12.31.22
	of the year	in years					as of 12.31.21

Property and equipment

Real estate	80,690,323	50	(3,602,455)	4,262,639	218,813	703,761	8,281,040	(273,672)	218,814	1,828,818	9,617,372	70,810,561

Furniture and facilities	24,684,301	10	-	1,697,203	731,612	-	11,042,519	-	731,611	2,569,842	12,880,750	12,769,142

Machinery and equipment	10,158,036	5	-	1,862,525	5,095,790	-	6,086,439	-	5,095,793	2,815,327	3,805,973	3,118,798

Vehicles	530,291	5	-	164,742	11,604	-	345,366	-	15,871	73,897	403,392	280,037

Right of use of leased property	12,916,019	10	-	1,760,228	824,835	-	6,217,585	-	240,561	2,018,680	7,995,704	5,855,708

Construction in progress	2,185,255	-	-	1,084,893	-	-	-	-	-	-	-	3,270,148

Total property and equipment	131,164,225		(3,602,455)	10,832,230	6,882,654	703,761	31,972,949	(273,672)	6,302,650	9,306,564	34,703,191	96,104,394

INVESTMENT PROPERTY
CONDOLIDATED WITH SUBSIDIARIES
FOR THE FISCAL YEAR ENDED DECEMBER 2022
(stated in thousands of pesos constant currency - Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 54)

						Depreciation
ITEM	Original	Total
	value at the	estimated	Transfer								Residual value
	beginning	useful life		Additions	Derecognitions	Accumulated	Transfer	Derecognition	For the year	At year-end	as of 12.31.22
	of the year	in years				as of 12.31.21

Leased property	5,493,993	50	3,602,455	11,257,430	-	426,558	273,672	-	293,151	993,381	19,360,497

Other investment property	446,411	10	-	-	-	59,724	-	-	9,664	69,388	377,023

Total Investment Property	5,940,404		3,602,455	11,257,430	-	486,282	273,672	-	302,815	1,062,769	19,737,520

EXHIBIT G

INTANGIBLE ASSETS
CONSOLIDATED WITH SUBSIDIARIES
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022
(stated in thousands of pesos constant currency - Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 54)

ITEM					Amortization
	Original	Total
	value at the	estimated							Residual value
	beginning	useful life	Additions	Derecognitions	Accumulated	Derecognitions	For the year	At year-ed	as of 12.31.22
	of the year	in years			as of 12.31.21

Licenses	9,150,689	5	5,577,772	2,882,168	1,990,885	420,149	657,996	2,228,732	9,617,561

Total intangible assets	9,150,689		5,577,772	2,882,168	1,990,885	420,149	657,996	2,228,732	9,617,561

				EXHIBIT H

DEPOSITS CONCENTRATION
CONSOLIDATED WITH SUBSIDIARIES
AS OF DECEMBER 31, 2022 AND 2021
(stated in thousands of pesos in constant currency - Note 2.1.5)
(Translation of Financial statements originally issued in Spanish - See Note 54)

	12.31.22		12.31.21
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	97,819,282	7.45%	147,859,331	10.72%

50 following largest customers	141,088,812	10.74%	153,801,795	11.15%

100 following largest customers	53,449,577	4.07%	66,893,598	4.85%

All other customers	1,021,462,557	77.74%	1,011,235,286	73.28%

TOTAL	1,313,820,228	100.00%	1,379,790,010	100.00%

							EXHIBIT I
BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS
CONSOLIDATED WITH SUBSIDIARIES
AS OF DECEMBER 31, 2022
(stated in thousands of pesos constant currency - Note 2.1.5.) (1)
(Translation of Financial statements originally issued in Spanish - See Note 54)

	Terms remaining to maturity

	1	3	6	12	24	more than
ITEMS	month	months	months	months	months	24	TOTAL
						months

Deposits	1,129,054,260	105,059,856	105,809,428	1,351,537	77,673	-	1,341,352,754
Non-financial government sector	9,602,123	134,977	-	-	-	-	9,737,100
Financial sector	340,009	-	-	-	-	-	340,009
Non-financial private sector and residents abroad	1,119,112,128	104,924,879	105,809,428	1,351,537	77,673	-	1,331,275,645
Derivative instruments	334,340	-	-	-	-	-	334,340
Other financial liabilities	116,875,346	280,230	372,876	595,415	1,046,348	4,869,365	124,039,580
Financing received from the BCRA and other financial institutions	13,893,275	1,580,482	3,886,380	2,353,676	2,212,007	176,662	24,102,482
Corporate bonds issued	-	191,183	-	-	-	-	191,183

TOTAL	1,260,157,221	107,111,751	110,068,684	4,300,628	3,336,028	5,046,027	1,490,020,339

(1) These balances are total contractual cash flows and, therefore, include principal, accrued and to be accrued interests and charges.

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS
CONSOLIDATED WITH SUBSIDIARIES
AS OF DECEMBER 31, 20221
(stated in thousands of pesos constant currency - Note 2.1.5.) (1)
(Translation of Financial statements originally issued in Spanish - See Note 54)

	Terms remaining to maturity

	1	3	6	12	24	more than
ITEMS	month	months	months	months	months	24	TOTAL
						months

Deposits	1,231,595,756	68,550,312	106,663,528	883,562	48,235	879	1,407,742,272
Non-financial government sector	25,902,807	107,984	-	-	-	-	26,010,791
Financial sector	423,287	-	-	-	-	-	423,287
Non-financial private sector and residents abroad	1,205,269,662	68,442,328	106,663,528	883,562	48,235	879	1,381,308,194
Derivative instruments	612,069	-	-	-	-	-	612,069
Other financial liabilities	117,932,778	466,064	629,425	1,134,343	1,670,390	6,728,440	128,561,440
Financing received from the BCRA and other financial institutions	14,294,245	619,152	2,655,122	3,397,083	4,595,997	423,083	25,984,682
Corporate bonds issued	-	195,952	195,952	391,904	195,952	-	979,760

TOTAL	1,364,434,848	69,831,480	110,144,027	5,806,892	6,510,574	7,152,402	1,563,880,223

(1) These balances are total contractual cash flows and, therefore, include principal, accrued and to be accrued interests and charges.

						EXHIBIT J

PROVISIONS
CONSOLIDATED WITH SUBSIDIARIES
AS OF DECEMBER 31, 2022
(stated in thousands of pesos in constant currency - Note 2.1.5)
(Translation of Financial statements originally issued in Spanish - See Note 54)

				Decreases
Accounts	Balances					Monetary gain (loss) generated by provisions	Balances
	at the beginning	Increases		Reversals	Uses		as of 12.31.22
	of the year

INCLUDED IN LIABILITIES

- Provisions for contingent commitments	1,662,857	2,044,813	(1)(4)	-	-	(1,013,472)	2,694,198

- For administrative, disciplinary and criminal penalties	9,740	-		-	-	(4,740)	5,000

- Provisions for reorganization	2,616,915	2,373,713	(3)	227,853	3,703,183	(1,059,592)	-

- Provisions for termination plans	512,723	224,244		-	-	(282,950)	454,017

- Other	6,131,735	3,888,668	(2)(5)	1,748	848,113	(3,654,312)	5,516,230

TOTAL PROVISIONS	10,933,970	8,531,438		229,601	4,551,296	(6,015,066)	8,669,445

(1)	Set up in compliance with the provisions of Communication "A" 6868 of the BCRA.
(2)	Set up to cover contingent events not considered in other items (civil, commercial, labor lawsuits and other).
(3)	See Note 23 to the consolidated financial statemens.
(4)	It includes an increase of 2,664 for exchange differences in foreign currency for contingent commitments.
(5)	It includes a decrease of 479 corresponding to the subsidiary Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (under liquidation) registered in Administrative expenses and the subsidiary BBVA Asset Management Argentina S.A.

							EXHIBIT J

PROVISIONS
CONSOLIDATED WITH SUBSIDIARIES
AS OF DECEMBER 31, 2021
(stated in thousands of pesos in constant currency - Note 2.1.5)
(Translation of Financial statements originally issued in Spanish - See Note 54)

				Decreases
Accounts	Balances						Monetary gain (loss) generated by provisions	Balance
	at the beginning	Increases		Reversals		Uses		as of 12.31.21
	of the year

INCLUDED IN LIABILITIES

- Provisions for contingent commitments	4,012,231	1,382,454	(1)(3)	2,344,672	(1)	-	(1,387,156)	1,662,857

- For administrative, disciplinary and criminal penalties	14,701	-		-		-	(4,961)	9,740

- Provisions for reorganization	5,966,220	4,411,298	(1)	576,486		5,648,848	(1,535,269)	2,616,915

- Provisions for termination plans	417,356	252,580	(1)	-		-	(157,213)	512,723

- Other	23,327,785	2,850,626	(1) (2)	13,088,517	(4)	1,217,504	(5,740,655)	6,131,735

TOTAL PROVISIONS	33,738,293	8,896,958		16,009,675		6,866,352	(8,825,254)	10,933,970

(1)	See Note 23.
(2)	It includes an increase of 2,696 for subsidiary Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) recorded under Administrative Expenses
It includes an increase of 767 for subsidiary BBVA Asset Management Argentina S.A.
(3)	It includes an increase of 28,268 for exchange differences in foreign currency for contingent commitments.
(4)	It includes 13,084,114 of tax provision reversals (see Note 11.c)) recorded under Income Tax

						EXHIBIT P

CONSOLIDATED CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES
AS OF DECEMBER 31, 2022
(stated in thousands of pesos constant currency - Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 54)

Accounts	Amortized Cost	FV through OCI	FV through profit or loss	Fair value hierarchy
			Statutory Measurement Fair value hierarchy	Level 1	Level 2	Level 3
FINANCIAL ASSETS
Cash and deposits in banks
Cash	117,455,922	-	-	-	-	-
Financial institutions and correspondents	178,836,392	-	-	-	-	-
Debt securities at fair value through profit or loss	-	-	25,519,962	3,917,279	21,602,683	-
Derivative instruments	-	-	2,268,201	-	2,268,201	-
Repo transactions
Argentine Central Bank (BCRA)	52,564,802	-	-	-	-	-
Other financial assets	29,278,345	-	3,926,704	3,926,704	-	-
Loans and other financing
Non-financial Government sector	1,399	-	-	-	-	-
BCRA	9,034	-	-	-	-	-
Other financial institutions	4,464,832	-	-	-	-	-
Non-financial private sector and residents abroad	733,510,960	-	-	-	-	-
Overdrafts	62,947,418	-	-	-	-	-
Instruments	117,688,860	-	-	-	-	-
Mortgage loans	38,509,996	-	-	-	-	-
Pledge loans	24,708,033	-	-	-	-	-
Consumer loans	71,324,186	-	-	-	-	-
Credit cards	274,537,256	-	-	-	-	-
Finance leases	6,388,015	-	-	-	-	-
Other	137,407,196	-	-	-	-	-
Other debt securities	44,527,097	600,576,208	-	52,601,929	547,323,980	650,299
Financial assets pledged as collateral	29,495,681	16,699,438	-	16,187,316	512,122	-
Investments in equity instruments	-	60,468	877,879	877,879	60,468	-
TOTAL FINANCIAL ASSETS	1,190,144,464	617,336,114	32,592,746	77,511,107	571,767,454	650,299

						EXHIBIT P
						(Continued)

CONSOLIDATED CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES
AS OF DECEMBER 31, 2022
(stated in thousands of pesos constant currency - Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 54)

Accounts	Amortized Cost	FV through OCI	FV through profit or loss	Fair value hierarchy
			Statutory Measurement Fair value hierarchy	Level 1	Level 2	Level 3
FINANCIAL LIABILITIES
Deposits
Non-financial government sector	9,680,134	-	-	-	-	-
Financial sector	340,009	-	-	-	-	-
Non-financial private sector and residents abroad
Checking accounts	253,464,723	-	-	-	-	-
Savings acounts	499,037,378	-	-	-	-	-
Time deposits and investments	540,718,266	-	-	-	-	-
Other	10,579,718	-	-	-	-	-
Derivative instruments	-	-	334,340	-	334,340	-
Repo transactions
Other financial liabilities	118,432,421	-	-	-	-	-
Financing received from the BCRA and other financial institutions	19,873,142	-	-	-	-	-
Corporate bonds issued	191,183	-	-	-	-	-
TOTAL FINANCIAL LIABILITIES	1,452,316,974	-	334,340	-	334,340	-

						EXHIBIT P

CONSOLIDATED CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES
AS OF DECEMBER 31, 2021
(stated in thousands of pesos constant currency - Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 54)

Accounts	Amortized Cost	FV through OCI	FV through profit or loss	Fair value hierarchy
			Statutory Measurement Fair value hierarchy	Level 1	Level 2	Level 3
FINANCIAL ASSETS
Cash and deposits in banks
Cash	144,641,271	-	-	-	-	-
Financial institutions and correspondents	280,679,566	-	-	-	-	-
Debt securities at fair value through profit or loss	-	-	2,721,113	2,719,594	1,519	-
Derivative instruments	-	-	5,486,313	-	5,486,313	-
Repo transactions
Argentine Central Bank (BCRA)	267,934,977	-	-	-	-	-
Other financial assets	25,437,779	-	3,710,885	3,710,885	-	-
Loans and other financing
Non-financial Government sector	1,441	-	-	-	-	-
Other financial institutions	8,282,236	-	-	-	-	-
Non-financial private sector and residents abroad	756,655,154	-	-	-	-	-
Overdrafts	43,883,358	-	-	-	-	-
Instruments	100,074,117	-	-	-	-	-
Mortgage loans	44,624,959	-	-	-	-	-
Pledge loans	31,832,424	-	-	-	-	-
Consumer loans	79,769,338	-	-	-	-	-
Credit cards	306,094,971	-	-	-	-	-
Finance leases	5,673,027	-	-	-	-	-
Other	144,702,960	-	-	-	-	-
Other debt securities	43,956,008	316,392,721	-	98,430,498	215,933,999	2,028,225
Financial assets pledged as collateral	30,517,448	8,988,656	-	8,988,656	-	-
Investments in equity instruments	-	70,288	4,249,004	748,613	70,287	3,500,391
TOTAL FINANCIAL ASSETS	1,558,105,880	325,451,665	16,167,315	114,598,246	221,492,118	5,528,616

						EXHIBIT P
						(Continued)

CONSOLIDATED CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES
AS OF DECEMBER 31, 2021
(stated in thousands of pesos constant currency - Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 54)

Accounts	Amortized Cost	FV through OCI	FV through profit or loss	Fair value hierarchy
			Statutory Measurement Fair value hierarchy	Level 1	Level 2	Level 3
FINANCIAL LIABILITIES
Deposits
Non-financial government sector	25,857,759	-	-	-	-	-
Financial sector	423,287	-	-	-	-	-
Non-financial private sector and residents abroad
Checking accounts	331,959,368	-	-	-	-	-
Savings accounts	555,534,445	-	-	-	-	-
Time deposits and investments	453,362,651	-	-	-	-	-
Other	12,652,500	-	-	-	-	-
Derivative instruments	-	-	612,069	-	612,069	-
Repo transactions
Other financial liabilities	119,977,796	-	-	-	-	-
Financing received from the BCRA and other financial institutions	22,903,783	-	-	-	-	-
Corporate bonds issued	979,760	-	-	-	-	-
TOTAL FINANCIAL LIABILITIES	1,523,651,349	-	612,069	-	612,069	-

		EXHIBIT Q

CONDOLIDATED BREAKDOWN OF PROFIT OR LOSS
AS OF DECEMBER 31, 2022 AND 2021
(stated in thousands of pesos constant currency - Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 54)

Items	Net Financial Income/(Expense)
	Statutory Measurement
	12.31.22	12.31.21
Due to measurement of financial assets at fair value through profit or loss
Income from government securities	10,679,557	5,290,090
Income from private securities	1,535,840	(898,934)
Income from financial derivative instruments
Forward transactions	1,492,046	6,309,957
Interest rate swap	101,095	94,492
Put options	(34,657)	(2,302,454)
Income from other financial assets	19,644	8,717
Income from loans and other financing
To the financial sector	21	-
Income from the sale or write-off of financial assets at fair value	4,388,676	-
Due to measurement of financial assets at fair value through profit or loss
Income / (loss) from other financial liabilities	(5,301)	-
TOTAL	18,176,921	8,501,868

Interest and adjustments due to application of effective interest rate of financial assets measured at amortized cost	Financial Income/(Expense)
	12.31.22	12.31.21
Interest income
Cash and deposits in banks	549,280	1,735,828
Government securities	14,226,852	9,332,224
Loans and other financing	339,777,305	239,207,672
To the financial sector	2,495,452	2,064,828
To the non-financial private sector
Overdrafts	28,767,653	16,494,956
Instruments	39,596,631	28,643,882
Mortgage loans	3,042,462	3,353,342
Pledge loans	10,611,023	10,849,682
Conusmer loans	32,075,984	28,325,500
Credit cards	62,619,226	49,780,744
Finance leases	1,971,750	1,864,308
Other	158,597,124	97,830,430
Repo transactions	31,858,523	73,245,986
Argentine Central Bank (BCRA)	31,796,314	73,013,417
Other financial institutions	62,209	232,569
TOTAL	386,411,960	323,521,710

Interest expense
Deposits	(280,510,824)	(170,308,158)
Checking accounts	(39,664,114)	(26,886,481)
Savings accounts	(1,604,249)	(1,016,781)
Term deposits and investments	(239,236,238)	(142,396,576)
Other	(6,223)	(8,320)
Financing received from the BCRA and other financial institutions	(8,698,548)	(5,421,401)
Repo transactions	(26,871)	(5,515)
Other financial institutions	(26,871)	(5,515)
Other financial liabilities	(673,415)	(1,644,297)
TOTAL	(289,909,658)	(177,379,371)

				EXHIBIT Q
				(Continued)

CONSOLIDATED BREAKDOWN OF PROFIT OR LOSS
AS OF DECEMBER 31, 2022 AND 2021
(stated in thousands of pesos constant currency - Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 54)

Interest and adjustments due to application of effective interest rate of financial assets at fair value through OCI	Income for the year		OCI
	12.31.22	12.31.21	12.31.22	12.31.21
Private debt securities	662,812	305,251	118,722	57,004
Government debt securities	242,274,843	94,789,795	(12,892,168)	1,436,371
TOTAL	242,937,655	95,095,046	(12,773,446)	1,493,375

Commission income	Income for the year
	12.31.22	12.31.21
Linked to obligations	33,755,718	32,811,467
Linked to loans	6,650,776	5,375,823
Linked to lean commitments and financial guarantees	3,554	18,311
Linked to securities	907,751	1,128,510
Linked to cards	33,118,776	39,898,039
Linked to insurance	3,521,043	3,840,993
Linked to foreign trade and exchange transactions	3,521,768	4,008,489
TOTAL	81,479,386	87,081,632

Commission expenses	Income for the year
	12.31.22	12.31.21
Linked to transactions with securities	(15,701)	(23,315)
Linked to foreign trade and exchange transactions	(985,471)	(993,322)
Other	(33,735,386)	(39,962,352)
TOTAL	(34,736,558)	(40,978,989)

						EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES
CONSOLIDATED WITH SUBSIDIARIES
AS OF DECEMBER 31, 2022
(stated in thousands of pesos in constant currency - Note 2.1.5)
(Translation of Financial statements originally issued in Spanish - See Note 54)

			ECL of remaining life of the financial asset
Accounts	Balances	ECL for the			Monetary	Balance
	as of 12.31.21	following	FI with significant	FI with credit	gain (loss)	as of 12.31.22
		12 months	increase of	impairment	generated by
			credit risk		allowances

Other financial assets	561,113	125,051	-	112,858	(336,987)	462,035

Loans and other financing	26,595,184	3,094,669	2,945,533	1,274,862	(13,020,525)	20,889,723
Other financial institutions	81,146	186,068	183,499	(2,690)	(214,968)	233,055
Non-financial private sector and residents abroad	26,514,038	2,908,601	2,762,034	1,277,552	(12,805,557)	20,656,668
Overdrafts	626,669	522,652	209,250	332,279	(648,392)	1,042,458
Instruments	1,170,687	185,772	(20,941)	(16,044)	(556,365)	763,109
Mortgage loans	1,431,984	65,078	263,388	848,189	(893,517)	1,715,122
Pledge loans	1,107,229	(235,291)	17,458	303,255	(429,607)	763,044
Consumer loans	5,001,884	376,074	(17,040)	1,354,402	(2,616,339)	4,098,981
Credit cards	9,475,453	1,337,225	2,958,061	1,527,812	(5,202,819)	10,095,732
Finance leases	186,037	67,065	8,541	53,540	(102,405)	212,778
Other	7,514,095	590,026	(656,683)	(3,125,881)	(2,356,113)	1,965,444

Other debt securities	29,433	23,071	-	-	(20,417)	32,087

Contingent commitments	1,662,857	1,373,183	638,080	33,550	(1,013,472)	2,694,198

TOTAL ALLOWANCES	28,848,587	4,615,974	3,583,613	1,421,270	(14,391,401)	24,078,043

SEPARATE STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2022 AND 2021
(stated in thousands of pesos in constant currency - Note 2.1.5 to the consolidated financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 43)

	Notes and Exhibits	12.31.22	12.31.21

ASSETS

Cash and deposits in banks	4 and Exhibit P	295,871,339	424,725,835

Cash		117,455,917	144,641,261
Financial institutions and correspondents		178,415,422	280,084,574
Argentine Central Bank (BCRA)		161,300,804	276,333,118
Other in the country and abroad		17,114,618	3,751,456

Debt securities at fair value through profit or loss	5, Exhibits A and P	25,519,962	2,721,113

Derivatives	6 and Exhibit P	2,268,201	5,486,313

Repo transactions	7 and Exhibit P	52,564,802	267,934,977

Other financial assets	8	27,968,555	24,295,896

Loans and other financing	9	681,878,706	702,099,768

Non-financial government sector		1,399	1,441
Argentine Central Bank (BCRA)		9,034	-
Other financial institutions		17,098,700	23,444,594
Non-financial private sector and residents abroad		664,769,573	678,653,733

Other debt securities	10, Exhibits A and P	645,042,791	360,348,729

Financial assets pledged as collateral	11 and Exhibit P	46,192,511	39,504,727

Current income tax assets	12. a)	-	4,390,609

Investments in equity instruments	13, Exhibits A and P	938,347	4,319,292

Investments in subsidiaries and associates	14	12,707,317	13,848,319

Property and equipment	15 and Exhibit F	96,019,342	99,106,305

Intangible assets	16 and Exhibit G	9,550,473	7,104,155

Other non-finacial assets	17	28,775,658	16,477,115

Non-current assets held for sale	18	225,079	588,486

TOTAL ASSETS		1,925,523,083	1,972,951,639

Notes and exhibits are an integral part of these separate financial statements.

SEPARATESTATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2022 AND 2021
(stated in thousands of pesos in constant currency - Note 2.1.5 to the consolidated condensed interim financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 43)

	Notes and Exhibits	12.31.22	12.31.21

LIABILITIES

Deposits	19, Exhibits H and P	1,308,068,379	1,377,544,293

Non-financial Government Sector		9,680,134	25,857,759
Financial Sector		608,498	737,083
Non-financial Private Sector and Residents Abroad		1,297,779,747	1,350,949,451

Derivatives	6 and Exhibit P	334,340	612,069

Other financial liabilities	21 and Exhibit P	116,709,627	118,135,028

Financing received from the BCRA and other financial institutions	22 and Exhibit P	3,037,598	3,177,150

Current income tax liabilities	12 b)	6,534,960	-

Provisions	J	8,525,508	10,763,091

Deferred income tax liabilities		6,691,575	15,990,755

Other non-financial liabilities	24	115,140,391	136,218,377

TOTAL LIABILITIES		1,565,042,378	1,662,440,763

EQUITY

Share capital	26	612,710	612,710
Non-capitalized contributions		77,582,620	77,582,620
Capital adjustments		55,995,859	55,995,859
Reserves		174,962,334	136,645,230
Retained earnings		10,803	(2,946,632)
Other accumulated comprehensive income/(loss)		(7,498,606)	1,357,353
Income for the period/year		58,814,985	41,263,736
TOTAL EQUITY
		360,480,705	310,510,876
TOTAL LIABILITIES AND EQUITY
		1,925,523,083	1,972,951,639

Notes and exhibits are an integral part of these separate financial statements.

SEPARATE STATEMENT OF INCOME
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2022 AND 2021
(stated in thousands of pesos in constant currency - Note 2.1.5 to the consolidated financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 43)

	Notes and Exhibits	12.31.22	12.31.21

Interest income	27 and Exhibit Q	608,706,348	401,879,645
Interest expense	28 and Exhibit Q	(279,931,830)	(170,064,942)

Net interest income		328,774,518	231,814,703

Commission income	29 and Exhibit Q	75,755,280	82,801,514
Commission expenses	30 and Exhibit Q	(34,436,596)	(40,721,227)

Net commission income		41,318,684	42,080,287

Net income from financial instruments at fair value through profit or loss	31 and Exhibit Q	16,633,679	7,368,115
Net income (loss) from write-down of assets at amortized cost and at fair value through OCI	32	289,948	(238,226)
Foreing exchange and gold gains/(losses)	33	8,128,040	10,789,483
Other operating income	34	21,015,929	16,040,124
Loan loss allowance		(18,682,577)	(15,718,348)

Net operating income		397,478,221	292,136,138

Personnel benefits	35	(66,682,454)	(59,833,884)
Administrative expenses	36	(66,846,301)	(62,008,127)
Depreciation and amortization	37	(10,878,624)	(10,786,801)
Other operating expenses	38	(58,622,787)	(49,567,748)

Operating income		194,448,055	109,939,578

Income from associates and joint ventures		1,420,838	2,224,465
Gain (loss) on net monetary position		(134,764,818)	(71,978,506)

Income before income tax		61,104,075	40,185,537

Income tax	12. d)	(2,289,090)	1,078,199

Net income for the year		58,814,985	41,263,736

Notes and exhibits are an integral part of these separate financial statements.

SEPARATE STATEMENT OF INCOME
FOR THE FISCAL YEARS ENDED ENDED DECEMBER 31, 2022 AND 2021
EARNINGS PER SHARE
AS OF DECEMBER 31, 2022 AND 2021
(stated in thousands of pesos in constant currency - Note 2.1.5. to the consolidated financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 43)

Accounts	12.31.22	12.31.21

Numerator:

Net income attributable to owners of the Parent	58,814,985	41,263,736
Net income attributable to owners of the Parent adjusted to reflect the effect of dilution	58,814,985	41,263,736

Denominator:

Weighted average of outstanding common shares for the year	612,710,079	612,710,079
Weighted average of outstanding common shares for the year adjusted to reflect the effect of dilution	612,710,079	612,710,079

Basic earnings per share (stated in thousands of pesos)	95.9915	67.3463
Diluted earnings per share (stated in thousands of pesos) (1)	95.9915	67.3463

(1)	As Banco BBVA Argentina S.A. has not issued financial instruments with dilution effects on earnings per share, basic earnings and diluted earnings per share are equal.

SEPARATE STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2022 AND 2021
(stated in thousands of pesos in constant currency - Note 2.1.5 to the consolidated financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 43)

	Note	12.31.22	12.31.21

Net income for the year		58,814,985	41,263,736

Other comprehesive income components to be reclassified to income/(loss) for the year:

Share in Other Comprehensive Income from associates and joint ventures at equity method

Income/(Loss) for the year on the Share in OCI from associates and joint ventures at equity method		109,004	(6,940)

		109,004	(6,940)

Profit or losses from financial instruments at fair value through OCI

Income/(Loss) for the year on financial instruments at fair value through OCI		(12,460,666)	1,339,785
Reclassification adjustment for the year		(272,217)	208,433
Income tax	12.d)	3,805,789	(389,109)

		(8,927,094)	1,159,109

Other comprehesive income components not to be reclassified to income/(loss) for the year:

Income or loss on equity instruments at fair value through OCI (IFRS 9, paragraph 5.7.5)

Loss for the year on equity instruments at fair value through OCI		(37,869)	(25,407)

		(37,869)	(25,407)

Total Other Comprehensive Income/(loss) for the year		(8,855,959)	1,126,762

Total Comprehensive Income		49,959,026	42,390,498

Notes and exhibits are an integral part of these separate financial statements.

SEPARATE STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022
(stated in thousands of pesos in constant currency - Note 2.1.5 to the consolidated financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 43)

	2022
	Share	Non-capitalized		Other Comprehensive		Retained
	Capital	contributions		Income		Earnings
Transactions	Outstanding shares	Share premium	Adjustments to equity	Income/(loss) on financial instruments at fair value through OCI	Other	Legal	Other	Retained earnings	Total

Restated balances at the beginning of the year	612,710	77,582,620	55,995,859	1,466,371	(109,018)	66,237,595	70,407,635	38,317,104	310,510,876

Impact of the implementation of the financial reporting framework established by the BCRA -IFRS 9, paragraph 5.5 for Related Companies(Note 2.5. to the consolidated financial statements)	-	-	-	-	-	-	-	10,803	10,803

Adjusted balance at the beginning of the year	612,710	77,582,620	55,995,859	1,466,371	(109,018)	66,237,595	70,407,635	38,327,907	310,521,679

Total comprehensive income for the year
- Net income for the year	-	-	-	-	-	-	-	58,814,985	58,814,985
- Other Comprehensive Income for the year	-	-	-	(8,964,963)	109,004	-	-	-	(8,855,959)

-Distribution of Unappropriated Retained Earnings as per Shareholders' Resolution dated April 29, 2022 (Note 43 to the consolidated financial statements)
Legal reserve	-	-	-	-	-	7,663,421	-	(7,663,421)	-
Other	-	-	-	-	-	-	30,653,683	(30,653,683)	-

Balances at fiscal year end	612,710	77,582,620	55,995,859	(7,498,592)	(14)	73,901,016	101,061,318	58,825,788	360,480,705

(1)It represents $ 11.42 per share.
(2)It represents $ 10.61 per share.

Notes and exhibits are an integral part of these separate financial statements.

SEPARATE STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021
(stated in thousands of pesos in constant currency - Note 2.1.5 to the consolidated financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 43)

	2021
	Share	Non-capitalized		Other Comprehensive		Retained
	Capital	contributions		Income		Earnings
Transactions	Outstanding shares	Share premium	Adjustments to equity	Income on financial instruments at fair value through OCI	Other	Legal	Other	Retained earnings	Total

Restated balances at the beginning of the year	612,710	77,582,620	55,995,859	332,669	(102,078)	66,237,595	187,597,745	(86,535,229)	301,721,891

Adjusted income from previous years(see Note 2.1.1.b) to the consolidated financial statements)	-	-	-	-	-	-	-	(2,946,642)	(2,946,642)

Adjusted balance at the beginning of the year	612,710	77,582,620	55,995,859	332,669	(102,078)	66,237,595	187,597,745	(89,481,871)	298,775,249

Total comprehensive income for the year
- Net income for the year	-	-	-	-	-	-	-	41,263,736	41,263,736
- Other Comprehensive Income for the year	-	-	-	1,133,702	(6,940)	-	-	-	1,126,762
-- Distribution of Unappropriated Retained Earnings as per Shareholders' Resolution dated April 20, 2021 (Note 43 to the consolidated financial statements)
Cash dividends (1)	-	-	-	-	-	-	(17,507,119)	-	(17,507,119)
Absorption of accrued losses							(86,535,239)	86,535,239	-
									-
-Distribution of Unappropriated Retained Earnings as per Shareholders' Resoution dated November 20, 2020									-
Cash dividends (2)	-	-	-	-	-	-	(13,147,752)	-	(13,147,752)

Balances at fiscal year end	612,710	77,582,620	55,995,859	1,466,371	(109,018)	66,237,595	70,407,635	38,317,104	310,510,876

(1)It represents $ 28.57 per share stated in historical currency
(2) It represents $ 21.46 per share

Notes and exhibits are an integral part of these separate financial statements.

SEPARATE STATEMENT OF CASH FLOWS
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2022 AND 2021
(stated in thousands of pesos in constant currency - Note 2.1.5 to the consolidated financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 43)

Accounts	12.31.22	12.31.21

Cash flows from operating activities

Income before income tax	61,104,075	40,185,537

Adjustment for total monetary income for the period	134,764,818	71,978,506

Adjustments to obtain cash flows from operating activities:	30,243,175	78,456,312

Depreciation and amortization	10,878,624	10,786,801
Loan loss allowance	18,682,577	15,718,348
Effect of foreign exhange changes on cash and cash equivalents	(1,165,968)	44,901,598
Loss for the sale of Prisma Medios de Pagos S.A.	(4,388,676)	-
Income from put option taken - Prisma Medios de Pagos S.A.	-	2,302,454
Other adjustments	6,236,618	4,747,111

Net increases from operating assets:	(1,043,330,470)	(586,399,446)

Debt securities at fair value through profit or loss	(35,287,767)	(5,017,494)
Derivatives	1,736,775	585,176
Repo transactions	149,441,563	(199,773,264)
Loans and other financing	(427,295,150)	(217,204,810)
Non-financial government sector	(1,328)	(321)
Other financial institutions	(5,306,694)	(13,258,914)
Non-financial private sector and residents abroad	(421,987,128)	(203,945,575)
Other debt securities	(677,796,664)	(150,349,299)
Financial assets pledged as collateral	(34,921,838)	(4,227,024)
Investments in equity instruments	591,247	1,730,291
Other assets	(19,798,636)	(12,143,022)

Net increases from operating liabilities:	921,581,432	630,367,305

Deposits	782,170,616	528,172,882
Non-financial government sector	(2,487,971)	16,784,353
Financial sector	382,117	(2,017,665)
Non-financial private sector and residents abroad	784,276,470	513,406,194
Liabilities at fair value through profit or loss	41,830	127,071
Derivatives	162,334	387,017
Other liabilities	139,206,652	101,680,335

Income tax paid	(222,811)	(6,439,205)

Total cash flows generated by operating activities	104,140,219	228,149,009

SEPARATE STATEMENT OF CASH FLOWS
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2022 AND 2021
(stated in thousands of pesos in constant currency - Note 2.1.5.)
(Translation of Financial statements originally issued in Spanish - See Note 43)

Accounts	12.31.22	12.31.21

Cash flows from investing activities

Payments:	(28,209,661)	(16,197,453)

Purchase of property and equipment, intangible assets and other assets	(16,329,867)	(15,561,294)
Other payments related to investing activities	(11,879,794)	(636,159)

Collections:	3,547,659	4,748,395

Other collections related to investing activities	3,547,659	4,748,395

Total cash flows used in investing activities	(24,662,002)	(11,449,058)

Cash flows from financing activities

Payments:	(2,842,243)	(14,536,634)

Financing from local financial institutions	(701,127)	(6,863,188)
Other payments related to financing activities	-	(4,948,127)
Leases	(2,141,116)	(2,725,319)

Collections:	561,575	14,109

BCRA	10,158	14,109
Other collections related to financing activities	551,417	-

Total cash flows used in financing activities	(2,280,668)	(14,522,525)

Effect of exchange rate changes on cash and cash equivalents	1,165,968	(44,901,598)
Gain/loss on net monetary position of cash and cash equivalents	(207,218,013)	(179,046,304)

Total changes in cash flows	(128,854,496)	(21,770,476)
Restated cash and cash equivalents at the beginning of the year (Note 4)	424,725,835	446,496,311
Cash and cash equivalents at fiscal year-end (Note 4)	295,871,339	424,725,835

Notes and exhibits are an integral part of these separate financial statements.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 43)

1.	Basis for the preparation of separate financial statements

As mentioned in Note 2 to the consolidated financial statements, the Bank presents consolidated financial statements in accordance with the financial reporting framework set forth by the BCRA.

These financial statements of the Entity are supplementary to the consolidated financial statements mentioned above and are intended for the purposes of complying with legal and regulatory requirements.

2.	Basis for the preparation of these financial statements and applicable accounting standards

These separate financial statements of the Bank were prepared in accordance with the financial reporting framework set forth by the BCRA (Communication “A” 6114 of the BCRA, as supplemented). Except for the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

Out of the exceptions set forth by the BCRA to the application of current IFRS, the following affect the preparation of these separate financial statements:

a)	Within the framework of the convergence process to IFRS established by Communication “A” 6114, as amended and supplemented, the BCRA provided that for fiscal years starting on or after January 1, 2020, financial institutions defined as “Group A” according to BCRA regulations, as such is the case of the Entity, are required to start to apply paragraph 5.5 “Impairment” of IFRS 9 “Financial Instruments” (paragraphs B5.5.1 through B5.5.55) except for exposures to the public sector, considering the exclusion set forth by Communication “A” 6847.

Had the above mentioned paragraph 5.5. “Impairment” been applied in full, according to global estimate made by the Entity, as of December 31, 2022 and 2021, its shareholders’ equity would have been reduced by 4,482,561 and 3,723,823, respectively.

b)	As of December 31, 2021, the Entity valued its remaining interest in Prisma Medios de Pago SA (“Prisma”) following the guidelines set forth by applicable standards and considering a valuation report as of December 31, 2020 issued by independent experts subject to the provisions of Memoranda No. 7/2019 and No. 8/2021 dated April 29, 2019 and May 22, 2021, respectively, received from the BCRA, which set forth specific provisions as regards the measurement of such interest. Considering those provisions, the Entity has made adjustments to the fair value previously determined (see Note 12.1 to the consolidated financial statements).

In addition, the Bank recognized an adjustment to previous years’ profits, at the request of the BCRA. By means of Memorandum No. 8/2021 dated May 22, 2021, that is, subsequent to the financial statements as of December 31, 2020, the Bank was required to adjust the fair value recognized in respect of its equity interest in Prisma Medios de Pago S.A. as of December 31, 2020.

For disclosure purposes only, such adjustment had an impact on the items “Investments in Equity Instruments” by 4,209,490 (decrease) and “Unappropriated retained earnings” by 2,946,642 (net decrease in deferred income tax) in the comparative Separate Statement of Financial Position and in the comparative Separate Statement of Changes in Shareholders’ Equity as of December 31, 2021.

In determining the valuation of such equity interest, the Entity followed the guidelines set out under applicable standards, also considering a valuation report as of December 31, 2020 issued by independent appraisers.

In March 2022, the shares corresponding to the abovementioned interest were transferred and the income (loss) from their sale was recorded in the quarter ended March 31, 2022. Had the IFRS been applied in order to determine the fair value above mentioned, the income (loss) of previous years and for the year ended December 31, 2022 would have changed. However, this situation does not generate differences as regards the shareholders’ equity value as of December 31, 2022.

c)	On May 29, 2017, the BCRA issued Memorandum No. 6/2017 whereby the Entity was required to account for a provision in liabilities for the reassessment of income tax applying the inflation adjustment for tax purposes. As described in Note 12, such provision was fully reversed as from June 30, 2021.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Entity comply with the IFRS that have been currently approved and are applicable in the preparation of these separate financial statements in accordance with the IFRS as adopted by the BCRA as per Communication “A” 7411. In general, the BCRA does not allow the early application of any IFRS, unless otherwise specified.

In addition, the BCRA through Communications “A” 6323 and 6324 provided the guidelines for the preparation and presentation of financial statements of financial institutions for the fiscal years starting on or after January 1, 2018, including the additional reporting requirements as well as the information to be presented as Exhibits.

To avoid duplication of information already provided, we refer to the consolidated financial statements regarding:

•	Measuring unit (Note 2.1.5. to the consolidated financial statements)
•	Significant accounting policies (Note 2.3. to the consolidated financial statements), except for the measurement of investments in subsidiaries
•	Accounting judgments, estimates and assumptions (Note 2.4. to the consolidated financial statements)

•	Regulatory changes introduced during this fiscal year and New pronouncements (Note 2.5. and 2.6., respectively, to the consolidated financial statements)
•	Transcription to books (Note 2.7. to the consolidated financial statements)
•	Provisions (Note 23 to the consolidated financial statements)
•	Fair values of financial instruments (Note 39 to the consolidated financial statements)
•	Segment reporting (Note 40 to the consolidated financial statements)
•	Banking deposits guarantee insurance system (Note 45 to the consolidated financial statements)
•	Compliance with the provisions to act in the different categories of agent defined by the Argentine Securities Commission (Note 47 to the consolidated financial statements)
•	Trust activities (Note 49 to the consolidated financial statements)
•	Mutual funds (Note 50 to the consolidated financial statements)
•	Penalties and administrative proceedings initiated by the BCRA (Note 51 to the consolidated financial statements)
•	Event after reporting period (Note 53 to the consolidated financial statements)

3.	Significant accounting policies

Investments in subsidiaries

Subsidiaries are all entities controlled by the Entity. The Entity controls an entity if it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Bank reassesses whether it has control when there are changes to one or more of the elements of control.

Ownership interests in subsidiaries are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. After initial recognition, the financial statements include the Entity's share in the profit or loss and OCI of investments accounted for using the equity method, until the date when the control, significant influence or joint control cease.

The financial statements as of December 31, 2022 of the subsidiaries “BBVA Asset Management Argentina S.A.U”. and “Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.” (under liquidation proceedings) were adjusted considering the financial reporting framework set forth by the BCRA in order to present financial information in constant terms.

The financial statements of “PSA Finance Argentina Compañía Financiera S.A”. and “Volkswagen Financial Services Compañía Financiera S.A.” were prepared pursuant to the model set forth in paragraph 5.5 “Impairment” of IFRS 9 as from January 1, 2022, as stated in Note 2 to the consolidated financial statements.

4.	Cash and deposits in banks

	12.31.22	12.31.21

BCRA - Current account	161,300,804	276,333,118
Cash	117,455,917	144,641,261
Balances with other local and foreign institutions	17,114,618	3,751,456

TOTAL	295,871,339	424,725,835

5.	Debt securities at fair value through profit or loss

	12.31.22	12.31.21

BCRA Liquidity Bills	14,615,430	-
Government securities	10,904,532	2,719,594
Private securities - Corporate bonds	-	1,519

TOTAL	25,519,962	2,721,113

6.	Derivatives

In the ordinary course of business, the Bank carried out foreign currency forward transactions with daily or upon-maturity settlement of differences, with no delivery of the underlying asset and interest rate swap transactions and options. These transactions do not qualify as hedging pursuant to IFRS 9 - Financial Instruments.

The abovementioned instruments are measured at fair value and were recognized in the Statement of Financial Position in the item “Derivative instruments”. Changes in fair values were recognized in the Statement of Income in “Net income from measurement of financial instruments at fair value through profit or loss”.

Breakdown is as follows:

Assets

	12.31.22	12.31.21

Debit balances linked to foreign currency forwards pending settlement in pesos	2,189,239	5,480,278
Premium for put option taken (*)	49,182	-
Debit balances linked to interest rate swaps - floating rate for fixed rate	29,780	6,035

TOTAL	2,268,201	5,486,313

(*) In particular, the Entity subscribed for options as set forth in Communication “A” 7546 issued by the BCRA.

Liabilities

	12.31.22	12.31.21

Credit balances linked to foreign currency forwards pending settlement in pesos	334,340	612,069

TOTAL	334,340	612,069

The notional amounts of the forward transactions and foreign currency forwards, stated in US Dollars (US$) and in Euros as applicable, as well as the base value of rate swaps are reported below:

	12.31.22	12.31.21

Foreign currency forwards

Foreign currency forward purchases - US$	1,165,119	1,189,085
Foreign currenct forward sales - US$	1,217,856	1,129,832
Foreign currency forward sales - Euros	1,825	11,432

Interest rate swaps

Fixed rate for floating rate (1)	1,500,000	180,000

(1) Floating: Badlar Rate is the interest rate for time deposits over 1 (one) million pesos, from 30 to 35 days.

7.	Repo transactions

Breakdown is as follows:

Reverse repurchase transactions

	12.31.22	12.31.21

Amounts receivable for reverse repurchase transactions of BCRA bills with the BCRA	52,564,802	267,934,977

TOTAL	52,564,802	267,934,977

Repurchase transactions

No repurchase transactions were accounted for as of December 31, 2022 and 2021.

8.	Other financial assets

	12.31.22	12.31.21

Measured at amortized cost

Other receivables	12,869,432	12,635,434
Receivables from sale of ownership interest in Prisma Medios de Pago S.A.	10,799,016	6,670,713
Financial debtors from spot transactions pending settlement	4,569,015	5,092,137
Non-financial debtors from spot transactions pending settlement	87,780	15,775
Other	59,788	384,759

	28,385,031	24,798,818

Allowance for loan losses (Exhibit R)	(416,476)	(502,922)

TOTAL	27,968,555	24,295,896

9.	Loans and other financing

The Bank holds loans and other financing under a business model for the purpose of collecting contractual cash flows. Therefore, it measures loans and other financing at amortized cost. Below is a breakdown of the related balance:

	12.31.22	12.31.21

Credit cards	274,537,256	306,094,971
Consumer loans	71,109,615	79,650,257
Overdrafts	62,947,418	43,883,358
Discounted instruments	58,508,686	56,750,248
Unsecured instruments	58,203,908	39,743,482
Mortgage loans	38,509,996	44,624,959
Loans for the prefinancing and financing of exports	25,073,189	25,990,486
Other financial institutions	17,999,645	24,086,229
Pledge loans	8,796,138	9,478,923
Receivables from finance leases	5,563,679	5,053,195
Loans to personnel	4,816,003	5,676,879
Instruments purchased	976,266	3,580,387
BCRA	9,034	-
Non-financial government sector	1,399	1,441
Other financing	75,733,303	83,690,196

	702,785,535	728,305,011

Allowance for loan losses (Exhibit R)	(20,906,829)	(26,205,243)

TOTAL	681,878,706	702,099,768

The Bank entered into finance lease agreements related to vehicles and machinery and equipment.

The following table shows the total gross investment in the finance leases (leasing) and the current value of the minimum payments to be received thereunder:

	12.31.22		12.31.21
Term	Total investment	Current value of minimum payments	Total investment	Current value of minimum payments

Up to 1 year	3,196,246	1,301,602	2,669,090	1,455,052
From 1 to 2 years	3,159,894	1,591,596	2,349,170	1,407,855
From 2 to 3 years	2,542,373	1,540,606	2,035,171	1,471,596
From 3 to 4 years	1,498,386	1,061,905	964,351	709,618
From 4 to 5 years	95,471	67,970	13,300	9,074

TOTAL	10,492,370	5,563,679	8,031,082	5,053,195

Principal		5,413,497		4,897,493
Interest accrued		150,182		155,702

TOTAL		5,563,679		5,053,195

A breakdown of loans and other financing according to credit quality standing pursuant to applicable standards issued by the BCRA is detailed in Exhibit B, while the information on the concentration of loans and other financing is presented in Exhibit C to these separate financial statements. The reconciliation of the information included in those Exhibits with the accounting balances is included below.

	12.31.22	12.31.21

Total Exhibit B and C	724,440,619	741,160,249
Plus:
BCRA	9,034	-
Loans to personnel	4,816,003	5,676,879
Interest and other items accrued receivable from financial assets with credit value impairment	204,729	883,552

Less:
Allowance for loan losses (Exhibit R)	(20,906,829)	(26,205,243)
Adjustments for effective interest rate	(4,118,950)	(3,572,085)
Corporate bonds	(3,783,186)	(2,718,068)
Loan commitments	(18,782,714)	(13,125,516)
Total loans and other financing	681,878,706	702,099,768

Note 42.2 to the consolidated financial statements contains information on credit risk associated with loans and other financing and allowances measured using the expected credit loss model.

As of December 31, 2022 and 2021, the Bank holds the loan commitments booked in off-balance sheet accounts according to the financial reporting framework set forth by the BCRA:

	12.31.22	12.31.21

Liabilities related to foreign trade transactions	8,474,253	4,670,457
Secured loans	6,648,750	4,567,326
Overdrafts and receivables agreed not used	2,120,342	2,224,017
Guarantees granted	1,539,369	1,663,716

TOTAL	18,782,714	13,125,516

Risks related to the aforementioned loan commitments are assessed and controlled within the framework of the Bank's credit risks policy.

10.	Other debt securities

a) Financial assets measured at amortized cost

	12.31.22	12.31.21

Argentine Treasury Bond in pesos at 43.25% fixed rate or adjusted by CER+1% - Maturity May 2027	32,432,677	-
Argentine Treasury Bond in pesos at 0.7% Private Baldar Rate Maturity 11-23-2027	12,094,420	-
Argentine Treasury Bond in pesos at 22% fixed rate. Maturity May 2022	-	43,956,008

TOTAL	44,527,097	43,956,008

b) Financial assets measured at fair value through OCI

	12.31.22	12.31.21

BCRA Liquidity Bills	468,834,745	209,779,172
Government securities	125,832,474	103,965,304
Private securities - Corporate bonds	3,722,935	2,648,245
BCRA Local Bills	2,125,540	-

TOTAL	600,515,694	316,392,721

11.	Financial assets pledged as collateral

As of December 31, 2022 and 2021, the Bank pledged as collateral the following financial assets:

		12.31.22	12.31.21

Guarantee trust - Government securities at fair value through OCI	(2)	16,699,438	8,988,656
BCRA - Special guarantee accounts (Note 42.1)	(1)	13,866,345	14,215,377
Deposits as collateral	(3)	8,235,262	7,948,548
Guarantee trust - USD	(4)	7,391,466	8,352,146

TOTAL		46,192,511	39,504,727

(1)	Special guarantee current accounts opened at the BCRA for transactions related to the automated clearing houses and other similar entities.

(2)	Set up as collateral to operate with Rosario Futuros Exchange (ROFEX), Bolsas y Mercados Argentinos S.A. (BYMA) and Mercado Abierto Electrónico S.A. (MAE) on foreign currency forward transactions and futures contracts. The trust fund consists of government securities.

(3)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad, leases and futures contracts.

(4)	The trust is composed of dollars in cash and government securities at fair value through OCI as collateral for activities related to the transactions on MAE and BYMA.

12.	Income Tax:

Income tax should be booked by the liability method, which consists in recognizing (as receivable or payable) the tax effect of temporary differences between the book and tax valuation of assets and liabilities, and in subsequently charging them to profit or loss for the year in which such differences are reversed, having duly considered the likelihood of using NOLs in the future.

a)	Current income tax assets

Below is a breakdown of the current income tax assets disclosed in the separate statement of financial position:

	12.31.22	12.31.21

Income tax assets	-	4,390,609

	-	4,390,609
b)	Current income tax liabilities

Below is a breakdown of the current income tax liabilities disclosed in the separate statement of financial position:

	12.31.22	12.31.21

Income tax provision	6,859,600	-
Advances	(306,408)	-
Collections and withholdings	(18,232)	-

	6,534,960	-

c)	Deferred Income tax

The deferred tax assets and liabilities disclosed in the separate statement of financial position are as follows:

Deferred tax assets:	12.31.22	12.31.21

Loan loss allowance	4,709,620	5,373,712
Provisions	12,614,464	7,918,754
Loans and credit card commissions	1,221,034	989,255
Derivatives	-	25,456
Tax inflation adjustment	2,113,278	6,174,780
Other	43	1,589

Total deferred assets	20,658,439	20,483,546

Deferred tax liabilities:	12.31.22	12.31.21

Intangible assets	(4,838,582)	(4,265,328)
Property and equipment	(12,984,257)	(27,452,753)
Investments	(9,527,175)	(4,756,220)

Total deferred liabilities	(27,350,014)	(36,474,301)

Net deferred tax liabilities	(6,691,575)	(15,990,755)
d)	Income tax

Below are the main components of the income tax (expense) / benefit disclosed in the separate financial statements:

	12.31.22	12.31.21

Current income tax liabilities	(7,782,481)	14,953,882
Deferred income tax	5,493,391	(13,875,683)

Income tax recognized through profit or loss	(2,289,090)	1,078,199

Income tax recognized through OCI	3,805,789	(389,109)

Total income tax	1,516,699	689,090

The income tax expense for the fiscal year ended December 31, 2022 was calculated considering the position filed by the Bank with the AFIP (Argentine Federal Revenue Agency), as indicated under “Tax adjustment for inflation: 2021 tax year” of note 11.c) to the consolidated financial statements.

In addition, the income tax benefit for the fiscal year ended December 31, 2021 includes the impact of the calculation of the inflation adjustment for tax purposes and the reversal of the provision required by the BCRA, as mentioned in the section “Income tax– Inflation adjustment for tax purposes. Fiscal years 2016, 2017 and 2018” of Note 11.c) to the consolidated financial statements

Below is a reconciliation between the tax that would result from applying the current tax rate on income before income tax and the income tax expense recognized in profit or loss as of December 31, 2022, comparative with the previous year:

	12.31.22	12.31.21

Income before income tax	61,104,075	40,185,537
Income tax rate	35%	35%

Tax on taxable income	21,386,426	14,064,938

Permanent differences:
Non-taxable income	(809,117)	(1,118,350)
Non-income tax deductible expenses	91,088	145,000
Effect of tax rate change	-	2,869,737
Other	-	130,282
Accounting inflation adjustment	61,049,981	35,637,072
Tax inflation adjustment	(79,339,322)	(37,783,642)
Recovery of allowance for filing actions	-	(13,084,114)
2021 tax return adjustment	(89,966)	(1,939,122)

Income tax expense / (benefit)	2,289,090	(1,078,199)

13.	Investments in equity instruments

Breakdown is as follows:

13.1 Investments in equity instruments through profit or loss

	12.31.22	12.31.21

Private securities - Shares of other non-controlled companies	877,879	748,613
Prisma Medios de Pago S.A. (Note 12 to the consolidated financial statements)	-	3,500,391

TOTAL	877,879	4,249,004

13.2 Investments in equity instruments through other comprehensive income

	12.31.22	12.31.21

Banco Latinoaméricano de Exportaciones S.A.	58,025	67,307
Other	2,443	2,981

TOTAL	60,468	70,288

14.	Investments in subsidiaries and associates

The Bank has investments in the following entities over which it has a control or significant influence which are measured by applying the equity method:

	12.31.22	12.31.21

BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	3,699,338	3,441,080
Volkswagen Financial Services Compañía Financiera S.A.	3,449,976	4,081,680
PSA Finance Arg. Cía. Financiera S.A.	2,076,720	2,291,495
BBVA Seguros Argentina S.A.	1,197,152	1,325,212
Interbanking S.A.	823,993	623,016
Rombo Compañía Financiera S.A.	744,208	1,539,529
Play Digital S.A. (1)	486,571	222,162
Openpay Argentina S.A.	215,501	285,733
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	13,858	38,412

TOTAL	12,707,317	13,848,319

(1) In order to determine the value of this investments, the accounting information of Play Digital S.A. as of September 30, 2022 has been used. In addition, the significant transactions made or events occurred between October 1, 2022 and December 31, 2022 were considered. See Note 53 – Subsequent events.

15.	Property and equipment

	12.31.22	12.31.21

Real estate	70,810,561	72,409,283
Furniture and facilities	12,734,044	13,597,338
Right of use of leased real estate	5,848,097	6,686,474
Constructions in progress	3,270,148	2,185,255
Machinery and equipment	3,113,918	4,067,015
Vehicles	242,574	160,940

TOTAL	96,019,342	99,106,305

The breakdown of lease assets and liabilities as well as interest and foreign exchange differences recognized in profit or loss are stated in Note 25 to these separate financial statements.

Based on the reports prepared by the independent appraiser relied upon by the Bank to assess the impairment of its real estate, the carrying amount of the nine pieces of real estate exceeds their recoverable value. Therefore, such amount should be written down to the recoverable value.

The impairment loss of assets recorded under the item “Property and equipment” is reported below:

Item	Impairment
	12.31.2022	12.31.2021

Real Estate - Lavallol	(21,502)	(14,500)
Real Estate - Monte Grande	(95,769)	(58,925)
Real Estate - Caleta Olivia, Santa Cruz	(23,915)	-
Real Estate - Cerro Las Rosas	(49,898)	-
Real Estate - Libertador	(350,613)	-
Real Estate - Store 1 Puerto Madero	(132,586)	-
Real Estate - Store 5 Puerto Madero	(82,755)	-
Real Estate - Mar del Plata	(9,708)	-
Real Estate - Bahía Blanca	(10,440)	-

TOTAL	(777,186)	(73,425)

The changes in this item for year 2022 are reported in Exhibit F, and the changes for year 2021 are reported below:

ITEM	Original value as of 01.01.21	Total estimated useful life in years	Additions	Derecognitions	Impairment	Depreciation				Residual value as of 12.31.2021
					Loss	Accumulated as of 01.01.21	Derecognitions	For the year	At year end

Real estate	75,181,977	50	5,614,892	33,121	73,425	6,542,286	33,121	1,771,875	8,281,040	72,409,283

Furniture and facilities	23,582,969	10	1,676,984	669,116	-	9,162,127	669,118	2,500,490	10,993,499	13,597,338

Machinery and equipment	12,931,414	5	1,644,325	4,568,271	-	6,644,671	4,568,268	3,864,050	5,940,453	4,067,015

Vehicles	430,354	5	87,462	23,250	-	286,969	23,248	69,905	333,626	160,940

Right of use of leased properties	11,903,933	-	1,595,527	717,275	-	4,124,902	11,147	1,981,956	6,095,711	6,686,474

Constructions in progress	1,902,057	-	1,482,711	1,199,513	-	-	-	-	-	2,185,255

Total	125,932,704		12,101,901	7,210,546	73,425	26,760,955	5,304,902	10,188,276	31,644,329	99,106,305

16.	Intangible assets

	12.31.22	12.31.21

Licenses - Software	9,550,473	7,104,155

TOTAL	9,550,473	7,104,155

The changes in this item for year 2022 are reported in Exhibit G, and the changes for year 2021 are reported below:

CONCEPTO	Valor origen al incio del ejercicio 01.01.21	Vida util total estimadas en años	Altas	Bajas	Deterioro	Depreciación				Valor residual al 12.31.2021
					Pérdida	Acumulada al 01.01.21	Bajas	Del ejercicio	Al cierre

Licencias - Software	6,210,514	5	3,459,393	1,532,010	-	1,644,449	1,014,570	403,863	1,033,742	7,104,155

Total	6,210,514		3,459,393	1,532,010		1,644,449	1,014,570	403,863	1,033,742	7,104,155

17.	Other non-financial assets

Breakdown is as follows:

	12.31.22	12.31.21

Investment properties	19,737,520	5,454,122
Prepayments	3,496,621	6,289,748
Tax advances	2,519,431	1,708,618
Advances to personnel	1,596,882	1,419,592
Advances to suppliers of goods	900,865	986,280
Other miscellaneous assets	260,410	358,347
Assets acquired as security for loans	18,998	20,728
Other	244,931	239,680

TOTAL	28,775,658	16,477,115

Investment properties include pieces of real estate leased to third parties. The average term of lease agreements is 6 years. Subsequent renewals are negotiated with the lessee. The Group has classified these leases as operating leases, since these arrangements do not substantially transfer all risks and benefits inherent to the ownership of the assets. The rental income is recognized under “Other operating income” on a straight-line basis during the term of the lease.

The changes in this item for year 2022 are reported in Exhibit F, and the changes for year 2021 are reported below:

ITEM	Original value as of 01.01.21	Total estimated useful life in years	Additions	Derecognitions	Impairment	Depreciation				Residual value as of 12.31.2021
					Loss	Accumulated as of01.01.21	Derecognitions	For the year	At year end

Leased properties	5,493,993	50	-	-	-	332,771	-	93,787	426,558	5,067,435

Other investment properties	446,411	10	-	-	-	49,795	-	9,929	59,724	386,687

Total	5,940,404		-	-		382,566	-	103,716	486,282	5,454,122

18.	Non-current assets held for sale

It includes pieces of real estate assets in the Argentine Republic, which the Bank’s Board of Directors agreed to sell in the short term.

	12.31.22	12.31.21

Property and equipment held for sale	225,079	588,486

TOTAL	225,079	588,486

Based on the reports prepared by the independent appraiser relied upon by the Bank to assess the impairment of its property, the carrying amount of two pieces of real estate exceeds its recoverable value. Therefore, such amount should be written down to the recoverable value.

On July 13, 2022, the real property of “Fundación BBVA” accounted for under this item was sold. The result of the transaction was recorded under “Other operating income – Income from sale of non-current assets held for sale” (Note 34).

The loss impairment for non-current assets held for sale is reported below:

Item	Impairment
	12.31.2022	12.31.2021

Real Estate held for sale - Fisherton	(87,487)	(75,821)
Real Estate held for sale - Mendoza	(396)	-

TOTAL	(87,883)	(75,821)

19.	Deposits

The information on concentration of deposits is disclosed in Exhibit H. Breakdown is as follows:

	12.31.22	12.31.21

Non-financial government sector	9,680,134	25,857,759
Financial sector	608,498	737,083
Non-financial private sector and residents abroad	1,297,779,747	1,350,949,451
Savings accounts	499,116,331	555,623,684
Time deposits	408,659,945	334,068,170
Checking accounts	253,478,640	331,981,163
Investment accounts	125,945,113	116,623,934
Other	10,579,718	12,652,500

TOTAL	1,308,068,379	1,377,544,293

20.	Liabilities at fair value through profit or loss

No transactions were accounted for the years ended December 31, 2022 and 2021.

21.	Other financial liabilities

	12.31.22	12.31.21

Obligations from financing of purchases	82,584,306	89,019,876
Collections and other transactions on behalf of third parties	8,428,501	10,168,381
Payment orders pending credit	6,527,468	4,415,163
Funds collected under AFIP's instructions	4,680,637	2,180,209
Liabilities for leases (Note 25)	4,120,338	5,678,938
Receivables from spot purchases pending settlement	3,902,928	2,782,670
Credit balance for spot sales pending settlement	2,656,925	12,015
Commissions accrued payable	40,843	68,565
Other	3,767,681	3,809,211

TOTAL	116,709,627	118,135,028

22.	Financing received from the BCRA and other financial institutions

	12.31.22	12.31.21

Local financial institutions	2,389,949	3,088,459
Foreign financial institutions	559,652	-
BCRA	87,997	88,691

TOTAL	3,037,598	3,177,150

23.	Corporate bonds issued

No transactions were accounted for in the years ended December 31, 2022 and 2021.

24.	Other non-financial liabilities

	12.31.22	12.31.21

Miscellaneous creditors	36,689,080	25,443,270
Advances collected	19,631,164	15,892,565
Other collections and withholdings	17,476,424	16,673,861
Short-term personnel benefits	17,114,402	17,009,383
Cash dividends payable (1)	14,834,791	54,542,068
Other taxes payable	6,672,479	4,583,655
Long-term personnel benefits	914,857	1,079,512
Termination benefits payable	897,528	-
For contract liabilities	449,646	717,522
Social security payment orders pending settlement	306,676	157,095
Other	153,344	119,446

TOTAL	115,140,391	136,218,377
(1)	See Note 43 to the consolidated financial statements.

25.	Leases

The Bank as lessee

Below is a detail of the amounts related to rights of use of leased assets and lease liabilities in force as of December 31, 2022 and 2021:

Rights of use under leases

The changes in this item for fiscal year 2022 are reported in Exhibit F, while the changes for fiscal year 2021 are reported in Note 15 – Property and equipment.

Lease liabilities

Future minimum payments for lease agreements are as follows:

	In foreign currency	In local currency	12.31.22	12.31.21

Up to one year	272,181	30,558	302,739	430,460

From 1 to 5 years	2,824,095	332,634	3,156,729	3,954,784

More than 5 years	651,546	9,324	660,870	1,293,694

			4,120,338	5,678,938

Interest and exchange rate difference recognized in profit or loss

	12.31.22	12.31.21

Other operating expenses
Interest on liabilities from finance lease (Note 38)	(619,695)	(899,749)

Exchange rate difference
Exchange rate difference for finance lease (loss)	(4,135,610)	(3,123,752)

26.	Share Capital

Share capital information is disclosed in Note 26 to the consolidated financial statements.

27.	Interest income

	12.31.22	12.31.21

Interest on government securities	256,453,832	104,114,179
Stabilization Coefficient (CER) clause adjustment	82,083,427	35,685,175
Interest on credit card loans	62,619,226	49,780,744
Interest on instruments	39,596,631	28,643,882
Interest on consumer loans	32,075,984	28,325,500
Premiums on reverse repurchase agreements	31,858,523	73,245,986
Acquisition Value Unit (UVA) clause adjustment	30,856,941	26,069,390
Interest on overdrafts	28,774,464	16,497,070
Interest on other loans	27,073,759	20,367,681
Interest on loans to the financial sector	8,010,605	7,168,723
Interest on mortgage loans	3,042,462	3,353,342
Interest on pledge loans	2,761,950	3,102,131
Interest on finance leases	1,595,491	1,578,533
Interest on loans for the prefinancing and financing of exports	725,826	1,906,230
Interest on private securities	662,812	305,251
Other	514,415	1,735,828

TOTAL	608,706,348	401,879,645
28.	Interest expenses

	12.31.22	12.31.21

Time deposits	212,726,476	131,825,545
Checking accounts deposits	39,664,114	26,886,481
Acquisition Value Unit (UVA) clause adjustments	25,111,539	9,201,782
Savings accounts deposits	1,604,249	1,016,781
Interfinancial loans received	534,184	308,646
Other liabilities from financial transactions	258,174	811,872
Premiums on reverse repurchase transactions	26,871	5,515
Other	6,223	8,320

TOTAL	279,931,830	170,064,942

29.	Commission income

	12.31.22	12.31.21

Linked to liabilities	33,765,068	32,826,035
From credit cards	33,118,776	39,898,039
From foreign trade and foreign currency transactions	3,521,768	4,008,489
From insurance	3,521,043	3,840,993
Linked to loans	917,320	1,081,137
Linked to securities	907,751	1,128,510
From guarantees granted	3,554	18,311

TOTAL	75,755,280	82,801,514

30.	Commission expenses
	12.31.22	12.31.21

For credit and debit cards	25,207,929	32,257,543
For payment of salaries	2,552,863	2,788,120
For data processing	1,529,968	625,367
For new channels	1,295,894	1,090,280
For foreign trade transactions	985,471	993,322
For advertising campaigns	258,602	-
For digital sales services	60,028	177,633
For promotions	-	102,091
Linked to transactions with securities	15,701	23,315
Other commission expenses	2,530,140	2,663,556

TOTAL	34,436,596	40,721,227

31.	Net income / (loss) from financial instruments carried at fair value through profit or loss

	12.31.22	12.31.21

Income from government securities	10,679,557	5,290,090
Income from sale or write-off of financial assets (1)	4,388,676	-
Income from foreign currency forward transactions	1,492,046	6,309,957
Income from interest rate swaps	101,095	94,492
Income from corporate bonds	19,644	8,717
Income from loans	21	-
Income/(loss) from private securities	(7,402)	(2,032,687)
Income/(loss) from put options taken (2)	(34,657)	(2,302,454)
Other	(5,301)	-

TOTAL	16,633,679	7,368,115

(1) Corresponds to the sale of 49% of Prisma Medios de Pago S.A.’s capital stock. On March 18, 2022, the transfer of all the remaining shareholding of the Bank in such company was consummated.

(2) For further information as of December 31, 2021, see Note 12.1 to the consolidated financial statements.

32.	Net income / (loss) from derecognition of assets carried at amortized cost and at fair value through other comprehensive income

	12.31.22	12.31.21

Income/(Loss) from sale of government securities	217,979	(237,182)
Income/(loss) from sale of private securities	71,969	(1,044)

TOTAL	289,948	(238,226)

33.	Foreign exchange and gold gains (losses)

	12.31.22	12.31.21

Income from purchase-sale of foreign currency	12,494,497	12,917,412
Conversion of foreign currency assets and liabilities into pesos	(4,366,457)	(2,127,929)

TOTAL	8,128,040	10,789,483

34.	Other operating income

	12.31.22	12.31.21

Adjustments and interest on miscellaneous receivables	6,829,641	4,918,830
Loans recovered	3,346,730	2,790,957
Rental of safe deposit boxes	2,925,146	3,117,323
Debit and credit card commissions	1,522,153	1,177,878
Income from asset sale in equity instruments (1)	1,515,485	-
Fees expenses recovered	825,182	752,919
Rent	627,682	-
Income from sale of non-current assets held for sale	456,042	-
Punitive interest	442,144	416,787
Commission from syndicated transactions	263,789	198,824
Allowances reversed	227,853	576,486
Income from initial recognition of government securities	-	29,794
Other operating income	2,034,082	2,060,326

TOTAL	21,015,929	16,040,124

(1) Corresponds to the sale of 49% of Prisma Medios de Pago S.A.’s capital stock. On March 18, 2022 the transfer of all the remaining shareholding of the Bank in such company was consummated.

35.	Personnel benefits

	12.31.22	12.31.21

Salaries	36,500,050	35,607,922
Other short-term personnel benefits	13,820,668	10,535,005
Social security withholdings and collections	11,545,769	10,643,098
Personnel compensation and bonuses	2,734,341	1,327,262
Personnel services	1,475,814	1,106,516
Termination personnel benefits (Exhibit J)	224,244	252,580
Other long-term personnel benefits	381,568	361,501

TOTAL	66,682,454	59,833,884

36.	Administrative expenses

	12.31.22	12.31.21

Taxes	14,167,010	13,100,113
Rent	10,490,306	7,964,589
Armored transportation services	7,275,411	8,017,658
Maintenance and repair costs	6,585,531	6,895,021
Contracted administrative services	5,999,255	5,988,626
IT	5,719,497	3,288,336
Advertising	3,439,564	3,017,637
Electricity and communications	2,467,273	2,755,604
Documents distribution	2,197,800	1,836,084
Other fees	1,936,277	2,266,916
Security services	1,799,102	2,078,355
Trade reports	1,247,731	1,175,119
Insurance	639,163	737,228
Representation and travel expenses	438,779	311,131
Fees to Bank Directors and Supervisory Committee	98,466	111,840
Stationery and supplies	84,601	123,951
Other administrative expenses	2,260,535	2,339,919

TOTAL	66,846,301	62,008,127

37.	Depreciation and amortization

	12.31.22	12.31.21

Depreciation of property and equipment (Exhibit F and Note 15)	7,265,376	8,206,320
Amortization of rights of use of leased real property (Exhibit F and Note 15)	1,979,261	1,981,956
Loss for the sale or depreciation of property and equipment (Note 15)	703,761	73,425
Amortization of intangible assets (Exhibit G and Note 16)	625,324	403,863
Depreciation of other assets	304,902	121,237

TOTAL	10,878,624	10,786,801

38.	Other operating expenses

	12.31.22	12.31.21

Turnover tax	38,529,060	31,223,267
Other allowances (Exhibit J)	5,784,571	1,757,388
Initial recognition of loans	4,206,695	3,834,054
Reorganization expenses (Exhibit J)	2,373,713	4,411,298
Contribution to the Deposit Guarantee Fund	2,028,590	2,186,354
Claims	1,478,605	610,158
Interest on liabilities from leases (Note 25)	619,695	899,749
Loss for the sale or depreciation of investment properties and other non-financial assets	12,062	75,821
Other operating expenses	3,589,796	4,569,659

TOTAL	58,622,787	49,567,748

39.	Related parties

See Note 41 to the consolidated financial statements.

40.	Restrictions to the distribution of earnings

See Note 43 to the consolidated financial statements as regards restrictions to the distribution of earnings.

41.	Restricted assets

As of December 31, 2022 and 2021, the Bank has the following restricted assets:

a)	The Entity applied the following assets as security for loans agreed under the Global Credit Program for micro, small and medium-sized enterprises granted by the Inter-American Development Bank (IDB).
	12.31.22	12.31.21

Argentine Treasury Bond adjusted by CER. Maturity 2023	-	45,977
Argentine Treasury Bond adjusted by CER. Maturity 2024	41,310	216,220

Total	41,310	262,197

b)	Also, the Entity has accounts, deposits, repo transactions and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, transactions settled at maturity, foreign currency futures, court proceedings and leases in the amount of 46,192,511 and 39,504,727 as of December 31, 2022 and 2021, respectively (see Note 11 to these separate financial statements).

42.	Minimum cash and minimum capital requirements

42.1 Minimum cash requirements

The BCRA establishes different prudential regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Items	12.31.2022	12.31.2021

Balances at the BCRA
	161,300,804	276,333,118
BCRA - current account - not restricted
	13,866,345	14,215,377
BCRA – special guarantee accounts – restricted (Note 11)

	175,167,149	290,548,495

Argentine Treasury Bond in pesos. Maturity 05-23-2027	32,432,677	-
Argentine Treasuty Bonds in pesos at 0.7% Baldar Private Rate. Maturity 11-23-2027	12,094,420	-
Argentine Treasury Bond in pesos at 22% fixed rate. Maturity May 2022	-	43,956,008
Other	18,535,678	-

Liquidity Bills - BCRA	483,450,175	209,779,172

TOTAL	721,680,099	544,283,675

42.2 Minimum capital requirements

The regulatory breakdown of minimum capital requirements is as follows at the above-mentioned dates:

Minimum capital requirement	12.31.2022	12.31.2021

Credit risk	67,102,952	81,638,973
Operational risk	27,434,133	29,492,236
Market risk	1,474,618	442,182

Paid-in	302,747,115	276,892,141
Surplus	206,735,412	165,318,750

43.	Accounting principles – Explanation added for translations into English

These separate financial statements are presented in accordance with the financial reporting framework set forth by the BCRA, as mentioned in note 2. These accounting standards may not conform to accounting principles generally accepted in other countries.

EXHIBIT A

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31, 2022 AND 2021
(stated in thousands of pesos in constant currency - Note 2.1.5 to the consolidated condensed financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 43)

		HOLDING				POSITION
		Fair	Fair	Book	Book	Position with
Account	Identification	value	value	Value	value	no options	Options	Final position
			level	12.31.22	12.31.21

DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:
Government Securities - In pesos

Argentine Treasury Bond in pesos 16% Maturity 10-17-2023	5319	6,987,253	2	6,987,253	-	6,987,253	-	6,987,253
Treasury Bills adjusted by Cer Maturity 02-17-2023	9111	397,279	1	397,279	-	397,279	-	397,279
Treasury Bills at discount Maturity 01-03-2022 ARS	5938	-	1	-	1,545,654	-	-	-
Treasury Bills at discount Maturity 01-31-2022 ARS	5917	-	1	-	1,173,940	-	-	-

Subtotal Government Securities - In pesos		7,384,532		7,384,532	2,719,594	7,384,532	-	7,384,532

Government Securities - In foreign currency

Argentine Treasury Bond in dual currency. Maturity 07-31-2023	9146	3,520,000	1	3,520,000	-	3,520,000	22,029	3,542,029

Subtotal Government Securities - In foreign currency		3,520,000		3,520,000	-	3,520,000	22,029	3,542,029

BCRA Bills - In pesos

BCRA Liquidity Bills in pesos. Maturity 01-12-2023	13930	14,615,430	2	14,615,430	-	14,615,430	-	14,615,430

Subtotal BCRA Bills - In pesos		14,615,430		14,615,430	-	14,615,430	-	14,615,430

Private Securities - In pesos

Corporate Bond Rombo Cia Financiera S.A. Class 42	53238	-	2	-	1,519	-	-	-

Subtotal Private Securities - In Pesos		-		-	1,519	-	-	-

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		25,519,962		25,519,962	2,721,113	25,519,962	22,029	25,541,991

EXHIBIT A
(Continued)
BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31,2022 AND 2021
(stated in thousands of pesos in constant currency - Note 2.1.5 to the consolidated condensed interim financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 43)

		HOLDING				POSITION
		Fair	Fair	Book	Book	Position with
Account	Identification	value	Value	value	value	no options	Options	Final position
			Level	12.31.22	12.31.21

OTHER DEBT SECURITIES

MEASURED AT FAIR VALUE THROUGH OCI
Local:
Government Securities - In pesos

Argentine Treasury Bonds adjusted by 1.55% CER in pesos. Maturity 07-26-2024	5405	25,636,731	2	25,636,731	-	25,636,731	-	25,636,731
Treasury Bonds adjusted by 1.50% CER in pesos. Maturity 03-25-2024	5493	24,857,192	1	24,857,192	24,803,535	24,857,192	-	24,857,192
Treasury Bonds adjusted by 1.45% CER in pesos. Maturity 08-13-2023	5497	20,794,480	2	20,794,480	2,595,377	20,794,480	-	20,794,480
Treasury Bills adjusted by CER. Maturity 05-19-2023	9127	13,213,522	1	13,213,522	-	13,213,522	8,799	13,222,321
Treasury Bills at discount ARS Maturity 03-31-2023	9164	9,079,110	2	9,079,110	-	9,079,110	-	9,079,110
Treasury Bonds adjusted by 1.40% CER in pesos. Maturity 03-25-2023	5492/81012	8,730,190	1	8,730,190	18,929,424	8,730,190	-	8,730,190
Argentine Bond adjusted by 2% CER in pesos Tx26 (Boncer). Maturity 11-9-2026	5925	8,263,656	2	8,263,656	-	8,263,656	-	8,263,656
Treasury Bills at discount ARS Maturity 04-28-2023	9142	7,994,800	2	7,994,800	-	7,994,800	-	7,994,800
Treasury Bills adjusted by CER. Maturity 06-16-2023	9152	4,866,346	1	4,866,346	-	4,866,346	18,354	4,884,700
Treasury Bills at discount ARS Maturity 05-31-2023	9171	1,461,768	2	1,461,768	-	1,461,768	-	1,461,768
Treasury Bills adjusted by CER. Maturity. 04-21-2023	9118	666,479	1	666,479	-	666,479	-	666,479
Treasury Bonds adjusted by 1.30% CER in pesos. Maturity 09-20-2022	5495	-	1	-	21,055,446	-	-	-
Treasury Bills adjusted by CER. Maturity 02-22-2022	5500	-	1	-	12,275,705	-	-	-
Treasury Bonds adjusted by 1.20% CER in pesos. Maturity 03-18-2022	5491/81034	-	1	-	8,231,290	-	-	-
Treasury Bills adjusted by CER. Maturity 05-23-2022	5936	-	1	-	4,967,224	-	-	-
Treasury Bills adjusted by CER. Maturity 04-18-2022	5934	-	1	-	2,663,289	-	-	-
Treasury Bills adjusted by CER. Maturity 06-30-2022	5940	-	1	-	2,352,127	-	-	-
Treasury Bills adjusted by CER. Maturity 10-21-2022	5969	-	1	-	1,928,452	-	-	-
Treasury Bills adjusted by CER. Maturity 08-16-2022	5949	-	1	-	1,010,976	-	-	-

Subtotal Government Securities - In pesos		125,564,274		125,564,274	100,812,845	125,564,274	27,153	125,591,427

Government Securities - In foreign currency

Dollar-linked Argentine Treasury Bonds. Maturity 11-30-2022	5937	-	1	-	2,105,713	-	-	-
Dollar-linked Argentine Treasury Bonds. Maturity 04-28-2023	5928	268,200	1	268,200	1,046,746	268,200	-	268,200

Subtotal Government Securities - In foreign currency		268,200		268,200	3,152,459	268,200	-	268,200

BCRA Bills - In pesos

BCRA Liquidity Bills in pesos. Maturity 01-26-2023	13934	165,810,225	2	165,810,225	-	165,810,225	-	165,810,225
BCRA Liquidity Bills in pesos. Maturity 01-03-2023	13927	59,522,460	2	59,522,460	-	59,522,460	-	59,522,460
BCRA Liquidity Bills in pesos. Maturity 01-05-2022	13928	59,285,040	2	59,285,040	-	59,285,040	-	59,285,040
BCRA Liquidity Bills in pesos. Maturity 01-10-2023	13929	48,913,165	2	48,913,165	-	48,913,165	-	48,913,165
BCRA Liquidity Bills in pesos. Maturity 01-17-2023	13931	48,233,850	2	48,233,850	-	48,233,850	-	48,233,850
BCRA Liquidity Bills in pesos. Maturity 01-12-2023	13930	43,846,290	2	43,846,290	-	43,846,290	-	43,846,290
BCRA Liquidity Bills in pesos. Maturity 01-19-2023	13932	43,223,715	2	43,223,715	-	43,223,715	-	43,223,715
BCRA Liquidity Bills in pesos. Maturity 01-25-2022	13778	-	2	-	47,414,199	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-18-2022	13776	-	2	-	38,206,363	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-11-2022	13774	-	2	-	23,089,083	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-13-2022	13775	-	2	-	22,465,700	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-27-2022	13779	-	2	-	20,820,315	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-04-2022	13772	-	2	-	19,379,617	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-06-2022	13773	-	2	-	19,339,882	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-20-2022	13777	-	2	-	19,064,013	-	-	-

Subtotal BCRA Bills - In pesos		468,834,745		468,834,745	209,779,172	468,834,745	-	468,834,745

BCRA Bills - In foreign currency

Local BCRA Bills in USD. Maturity 09-29-2023	11808	531,385	2	531,385	-	531,385	-	531,385
Local BCRA Bills in USD. Maturity 10-03-2023	11815	531,385	2	531,385	-	531,385	-	531,385
Local BCRA Bills in USD. Maturity 10-04-2023	11816	531,385	2	531,385	-	531,385	-	531,385
Local BCRA Bills in USD. Maturity 10-05-2023	11817	354,257	2	354,257	-	354,257	-	354,257
Local BCRA Bills in USD. Maturity 09-23-2023	11804	177,128	2	177,128	-	177,128	-	177,128

Subtotal BCRA Bills - In foreign currency		2,125,540		2,125,540	-	2,125,540	-	2,125,540

Private Securities - In pesos

Corporate Bond Arcor Class 17 adjusted by UVA. Maturity 10-20-2025	55692	616,412	3	616,412	581,969	616,412	-	616,412
Corporate Bond Refi Pampa Class 2 adjusted by UVA.Maturity 05-06-2025	56123	33,887	3	33,887	-	33,887	-	33,887
Corporate Bond New San Class 10 in pesos. Maturity 12-20-2022	55856	-	3	-	376,151	-	-	-
Corporate Bond Petroquimica Rivadavia Class G at variable rate.Maturity 05-31-2022	55388	-	3	-	151,329	-	-	-
Corporate Bond Ledesma Class 10. Maturity 05-27-2022	55500	-	3	-	505,594	-	-	-

Subtotal Private Securities - In pesos		650,299		650,299	1,615,043	650,299	-	650,299

Private Securities - In foreign currency

Corporate Bond Vista Energy Class 13 in USD. Maturity 08-08-2024	56207	1,353,113	2	1,353,113	-	1,353,113	-	1,353,113
Corporate Bond Vista Energy Class 15 in USD. Maturity 01-21-2024	56637	884,871	2	884,871	-	884,871	-	884,871
Corporate Bond Luz De Tres Picos Class 4 in USD. Maturity 09-29-2026	56467	556,045	2	556,045	-	556,045	-	556,045
Corporate Bond Pcr Class H in USD	55849	189,404	2	189,404	308,307	189,404	-	189,404
Dollar-linked Corporate Bond Molinos Agro. Maturity 05-18-2023	55364	89,203	2	89,203	311,712	89,203	-	89,203
Corporate Bond Vista Oil Y Gas. Maturity 08-27-2025	55584	-	3	-	212,227	-	-	-
Corporate Bond Luz De Tres Picos in USD. Maturity 10-28-2024	55710	-	2	-	200,956	-	-	-

Subtotal Private Securities - In foreign currency		3,072,636		3,072,636	1,033,202	3,072,636	-	3,072,636

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH OCI		600,515,694		600,515,694	316,392,721	600,515,694	27,153	600,542,847

EXHIBIT A
(Continued)
BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31, 2022 AND 2021
(stated in thousands of pesos in constant currency - Note 2.1.5 to the consolidated condensed financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 43)

		HOLDING				POSITION
		Fair	Fair	Book	Book	Position with
Account	Identification	value	value	value	value	no options	Options	Final position
			level	12.31.22	12.31.21

OTHER DEBT SECURITIES (Continued)

MEASURED AT AMORTIZED COST
Government Securities - In pesos

Argentine Treasury Bonds in pesos. Maturity 05-23-2027	9132	32,432,677	2	32,432,677	-	32,432,677	-	32,432,677
Argentine Treasury Bonds in pesos, 0.7% Baldar Private rate. Maturity 11-23-2027	9166	12,094,420	2	12,094,420	-	12,094,420	-	12,094,420
Argentine Treasury Bond in pesos, 22% fixed rate. Maturity May 2022	5496	-	2	-	43,956,008	-	-	-

Subtotal Government Securities - In pesos		44,527,097		44,527,097	43,956,008	44,527,097	-	44,527,097

TOTAL DEBT SECURITIES AT AMORTIZED COST		44,527,097		44,527,097	43,956,008	44,527,097	-	44,527,097

TOTAL OTHER DEBT SECURITIES		645,042,791		645,042,791	360,348,729	645,042,791	27,153	645,069,944

EQUITY INSTRUMENTS

MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:
Private Securities - In pesos

BYMA - Bolsas y Mercados Argentina Share		559,360	1	559,360	506,462	559,360	-	559,360
Banco de Valores de Bs. As. Share		318,519	1	318,519	242,151	318,519	-	318,519
Prisma Medios de Pago S.A. (1)		-	3	-	3,500,391	-	-	-

Subtotal Private Securities - In pesos		877,879		877,879	4,249,004	877,879	-	877,879

TOTAL EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS		877,879		877,879	4,249,004	877,879	-	877,879

MEASURED AT FAIR VALUE THROUGH OCI

Local:
Private Securities - In pesos

Other		217	2	217	466	217	-	217

Subtotal Private Securities - In pesos		217		217	466	217	-	217

Foreign:
Private Securities - In foreign currency

Other		60,251	2	60,251	69,822	60,251	-	60,251

Subtotal Private Securities - In foreign currency		60,251		60,251	69,822	60,251	-	60,251

TOTAL EQUITY INSTRUMENTS AT FAIR VALUE THROUGH OCI		60,468		60,468	70,288	60,468	-	60,468

TOTAL EQUITY INSTRUMENTS		938,347		938,347	4,319,292	938,347	-	938,347

		EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL
PERFORMANCE AND GUARANTEES RECEIVED
AS OF DECEMBER 31, 2022 AND 2021
(stated in thousands of pesos in constant currency - Note 2.1.5 to the consolidated financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 43)

	12.31.22	12.31.21

COMMERCIAL PORTFOLIO

Normal performance	245,960,697	214,614,621
Preferred collaterals and counter-guarantees "A"	1,809,915	10,419,438
Preferred collaterals and counter-guarantees "B"	2,069,672	1,206,270
No preferred collaterals and counter-guarantees	242,081,110	202,988,913

With special follow-up	767,843	-

Under negotiation or refinancing agreements	767,843	-
Preferred collaterals and counter-guarantees "B"	129,163	-
No preferred collaterals and counter-guarantees	638,680	-

Troubled	1,099,963	1,027,107
No preferred collaterals and counter-guarantees	1,099,963	1,027,107

With high risk of insolvency	142,407	291,757
No preferred collaterals and counter-guarantees	142,407	291,757

Uncollectible	27,351	3,377,533
Preferred collaterals and counter-guarantees "B"	-	312,035
No preferred collaterals and counter-guarantees	27,351	3,065,498

TOTAL	247,998,261	219,311,018

		EXHIBIT B
		(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL
PERFORMANCE AND GUARANTEES RECEIVED
AS OF DECEMBER 31, 2022 AND 2021
(stated in thousands of pesos in constant currency - Note 2.1.5 to the consolidated financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 43)

	12.31.22	12.31.21

CONSUMER AND HOUSING PORTFOLIO

Normal performance	463,623,404	507,510,532
Preferred collaterals and counter-guarantees "A"	165,597	213,801
Preferred collaterals and counter-guarantees "B"	38,572,614	51,367,369
No preferred collaterals and counter-guarantees	424,885,193	455,929,362

Low risk	5,648,840	4,750,768
Preferred collaterals and counter-guarantees "A"	-	4
Preferred collaterals and counter-guarantees "B"	369,875	317,579
No preferred collaterals and counter-guarantees	5,278,965	4,433,185

Low risk - with special follow-up	185,401	328,530
No preferred collaterals and counter-guarantees	185,401	328,530

Medium risk	3,879,150	3,930,510
Preferred collaterals and counter-guarantees "A"	51	-
Preferred collaterals and counter-guarantees "B"	83,781	170,902
No preferred collaterals and counter-guarantees	3,795,318	3,759,608

High risk	2,717,678	4,678,724
Preferred collaterals and counter-guarantees "A"	-	78
Preferred collaterals and counter-guarantees "B"	138,700	167,627
No preferred collaterals and counter-guarantees	2,578,978	4,511,019

Uncollectible	387,885	650,167
Preferred collaterals and counter-guarantees "A"	4,302	5,004
Preferred collaterals and counter-guarantees "B"	70,754	100,122
No preferred collaterals and counter-guarantees	312,829	545,041

TOTAL	476,442,358	521,849,231

GRAND TOTAL	724,440,619	741,160,249

				EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING
AS OF DECEMBER 3, 2022 AND 2021
(stated in thousands of pesos in constant currency - Note 2.1.5 to the consolidated financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 43)

	12.31.22		12.31.21
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	61,158,718	8.44%	64,015,803	8.64%
50 following largest customers	86,903,351	12.00%	78,559,917	10.60%
100 following largest customers	48,401,276	6.68%	43,238,731	5.83%
All other customers	527,977,274	72.88%	555,345,798	74.93%

TOTAL	724,440,619	100.00%	741,160,249	100.00%

								EXHIBIT D
BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING
AS OF DECEMBER 31, 2022
(stated in thousands of pesos in constant currency - Note 2.1.5 to the consolidated financial statements) (1)
(Translation of Financial statements originally issued in Spanish - See Note 43)

	Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ITEM	due	month	months	months	months	months	24	TOTAL
							months

Non-financial government sector	-	1,399	-	-	-	-	-	1,399
BCRA	-	9,034	-	-	-	-	-	9,034
Financial sector	-	7,042,901	5,140,657	2,441,849	1,834,377	6,228,373	1,812,924	24,501,081
Non-financial private sector and
residents abroad	6,564,490	361,346,309	93,288,065	77,898,513	66,574,212	67,478,240	133,405,844	806,555,673

TOTAL	6,564,490	368,399,643	98,428,722	80,340,362	68,408,589	73,706,613	135,218,768	831,067,187

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING
AS OF DECEMBER 31, 2021
(stated in thousands of pesos in constant currency - Note 2.1.5 to the consolidated financial statements) (1)
(Translation of Financial statements originally issued in Spanish - See Note 43)

	Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ITEM	due	month	months	months	months	months	24	TOTAL
							months

Non-financial government sector	-	1,441	-	-	-	-	-	1,441
Financial sector	-	6,062,787	7,119,542	3,332,610	6,323,076	3,125,210	4,898,719	30,861,944
Non-financial private sector and
residents abroad	11,818,440	350,022,699	85,744,913	78,143,814	77,664,823	63,959,940	115,951,160	783,305,789

	11,818,440	356,086,927	92,864,455	81,476,424	83,987,899	67,085,150	120,849,879	814,169,174

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT E
BREAKDOWN OF INVESTMENTS IN OTHER COMPANIES
AS OF DECEMBER 31, 2022 AND 2021
(stated in thpusand of pesos constant currenct - Note 2.1.5. to the consolidated financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 43)

								Issuer information
Item		Shares							Data of latest financial statements
Identification	Description		Face	Votes				Principal	Fiscal	Capital	Equity	Income/(loss)
		Class	value	per	Number	Amount		business	period/year			for the
			per unit	share		12.31.22	12.31.21		end date			period/year
	IN FINANCIAL INSTITUTIONS

	Subsidiaries
	Local:

30682419578	Volkswagen Financial Services Cía. Financiera S.A.	Common’	1$	1	457,470,000	3,449,976	4,081,680	Financing	12.31.2022	897,000	6,764,661	(1,257,405)
30707847367	PSA Finance Arg. Cía. Financiera S.A.	Common	1000$	1	26,089	2,076,720	2,291,495	Financing	12.31.2022	52,178	4,153,441	(486,958)
		Subtotal Subsidiaries				5,526,696	6,373,175
	Associates and Joint Ventures
	Local:

33707124909	Rombo Cía. Financiera S.A.	Common	1000$	1	24,000	744,208	1,539,529	Financing	12.31.2022	60,000	1,860,520	(1,919,588)
		Subtotal Associates and Joint Ventures				744,208	1,539,529

		Total in Financial Institutions				6,270,904	7,912,704

	IN SUPPLEMENTARY SERVICE COMPANIES

	Subsidiaries
	Local:

30663323926	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.(under liquidation proceedings)	Common	1$	1	83,926,233	13,858	38,412	Brokerage Retirement and Pension Funds	12.31.2022	115,739	25,715	(14,077)

30548590163	BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión	Common	1$	1	242,524	3,699,338	3,441,080	Mutual Fund Manager	12.31.2022	243	3,699,338	2,796,645
		Subtotal Subsidiaries				3,713,196	3,479,492
	Associates and Joint Ventures
	Local:

30690783521	Interbanking S.A	Common	1$	1	149,556	823,993	623,016	Electronic and IT services for financial markets	12.31.2022	1,346	9,589,750	4,252,359
						823,993	623,016

		Total in Supplementary Services Companies				4,537,189	4,102,508

	IN OTHER COMPANIES

	Associates and Joint Ventures
	Local:

30500064230	BBVA Seguros Argentina S.A.	Common	1$	1	1,301,847	1,197,152	1,325,212	Insurance	12.31.2022	10,652	9,759,151	319,921
30716829436	Play Digital S.A.	Common	1$	1	231,276,030	486,571	222,162	Electronic Payment Services	09.30.2022	2,152,921	4,544,342	(3,372,742)
30717168190	Openpay Argentina S.A.	Common	1$	1	144,883,320	215,501	285,733	Electronic Payment Services	12.31.2022	1,158,140	1,717,658	(575,662)
		Subtotal Associated and Joint Ventures				1,899,224	1,833,107

		Total in other Companies				1,899,224	1,833,107

		TOTAL INVESTMENTS
		IN OTHER COMPANIES				12,707,317	13,848,319

EXHIBIT F

PROPERY AND EQUIPMENT
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022
(stated in thousands of pesos constant currency - Note 2.1.5.to the consolidated financia statements)
(Translation of Financial statements originally issued in Spanish - See Note 43)

						Impairment	Depreciation
	Original	Total
ITEM	Value	estimated	Transfer									Residual value
	at the beginning	useful life		Additions	Derecognition	Loss	Accumulated	Transfer	Derecognition	For the year	At year-end	as of 12.31.22
	of the year	in years					as of 12.31.21

Property and equipment

Real estate	80,690,323	50	(3,602,455)	4,262,639	218,813	703,761	8,281,040	(273,672)	218,814	1,828,818	9,617,372	70,810,561

Furniture and facilities	24,590,837	10	-	1,697,203	731,611	-	10,993,499		731,611	2,560,497	12,822,385	12,734,044

Machinery and equipment	10,007,468	5	-	1,858,809	5,069,861	-	5,940,453	-	5,069,863	2,811,908	3,682,498	3,113,918

Vehicles	494,566	5	-	145,787	11,604	-	333,626	-	11,604	64,153	386,175	242,574

Right of use of leased property	12,782,185	10	-	1,747,180	787,550	-	6,095,711	-	181,254	1,979,261	7,893,718	5,848,097

Construction in progress	2,185,255	-	-	1,084,893	-	-	-	-	-	-	-	3,270,148

Total Property and Equipment	130,750,634		(3,602,455)	10,796,511	6,819,439	703,761	31,644,329	(273,672)	6,213,146	9,244,637	34,402,148	96,019,342

INVESTMENT PROPERTY
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022
(stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 43)

ITEM					Depreciation
	Original	Total
	Value	estimated	Transfer						Residual value
	at the beginning	useful life		Additions	Accumulated	Transfer	For the year	At year-end	as of 12.31.22
	of the year	in years			as of 12.31.21

Leased property	5,493,993	50	3,602,455	11,257,430	426,558	273,672	293,151	993,381	19,360,497

Other investment property	446,411	10	-	-	59,724	-	9,664	69,388	377,023

Total investment property	5,940,404		3,602,455	11,257,430	486,282	273,672	302,815	1,062,769	19,737,520

EXHIBIT G

INTANGIBLE ASSETS
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022
(stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 43)

ITEM					Amortization
	Original	Total
	value at the	estimated							Residual value
	beginning	useful life	Additions	Derecognitions	Accumulated	Derecognitions	For the year	At yerar-end	as of 12.31.22
	of the year	in years			as of 12.31.21

Licenses - Software	8,137,897	5	5,533,356	2,636,144	1,033,742	174,430	625,324	1,484,636	9,550,473

Total Intangible Assets	8,137,897		5,533,356	2,636,144	1,033,742	174,430	625,324	1,484,636	9,550,473

				EXHIBIT H

DEPOSITS CONCENTRATION
AS OF DECEMBER 31, 2022 AND 2021
(stated in thousands of pesos in constant currency - Note 2.1.5 to the consolidated financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 43)

	12.31.22		12.31.21
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	123,103,992	9.41%	147,859,331	10.73%

50 following largest customers	146,884,732	11.23%	151,602,717	11.01%

100 following largest customers	54,389,998	4.16%	66,893,598	4.86%

All other customers	983,689,657	75.20%	1,011,188,647	73.40%

TOTAL	1,308,068,379	100.00%	1,377,544,293	100.00%

							EXHIBIT I
BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS
AS OF DECEMBER 31, 2022
(stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial stetements) (1)
(Translation of Financial statements originally issued in Spanish - See Note 43)

	Terms remaining to maturity

	1	3	6	12	24	more than
ITEMS	month	months	months	months	months	24 months	TOTAL

Deposits	1,126,820,881	103,175,469	103,572,824	1,287,011	77,673	-	1,334,933,858
Non-financial government sector	9,602,123	134,977	-	-	-	-	9,737,100
Financial sector	608,498	-	-	-	-	-	608,498
Non-financial private sector and residents abroad	1,116,610,260	103,040,492	103,572,824	1,287,011	77,673	-	1,324,588,260
Derivative instruments	334,340	-	-	-	-	-	334,340
Other financial liabilities	116,875,063	279,657	372,001	593,608	1,043,487	4,869,365	124,033,181
Financing received from the BCRA and other financial institutions	2,573,570	245,063	219,611	-	-	-	3,038,244

TOTAL	1,246,603,854	103,700,189	104,164,436	1,880,619	1,121,160	4,869,365	1,462,339,623

(1) These balances are total contractual cash flows and, therefore, include principal, accrued and to be accrued interest and charges.

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS
AS OF DECEMBER 31, 2021
(stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial stetements) (1)
(Translation of Financial statements originally issued in Spanish - See Note 43)

	Terms remaining to maturity

	1	3	6	12	24	more than
ITEMS	month	months	months	months	months	24 months	TOTAL

Deposits	1,230,909,655	67,845,663	105,614,557	883,562	48,235	879	1,405,302,551
Non-financial government sector	25,902,807	107,984	-	-	-	-	26,010,791
Financial sector	737,083	-	-	-	-	-	737,083
Non-financial private sector and residents abroad	1,204,269,765	67,737,679	105,614,557	883,562	48,235	879	1,378,554,677
Derivative instruments	612,069	-	-	-	-	-	612,069
Other financial liabilities	117,918,574	466,064	629,425	1,134,343	1,670,390	6,728,440	128,547,236
Financing received from the BCRA and other financial institutions	3,178,649	-	-	-	-	-	3,178,649

TOTAL	1,352,618,947	68,311,727	106,243,982	2,017,905	1,718,625	6,729,319	1,537,640,505

(1) These balances are total contractual cash flows and, therefore, include principal, accrued and to be accrued interest and charges.

							EXHIBIT J

PROVISIONS
AS OF DECEMBER 31, 2022
(stated in thousands of pesos in constant currency - Note 2.1.5 to the consolidated financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 43)

				Decreases
Accounts	Balances					Monetary gain (loss) generated by provisions	Balances
	at the beginning	Increases		Reversals	Uses		as of 12.31.22
	of the year

INCLUDED IN LIABILITIES

- Provisions for contingent commitments	1,662,857	2,044,813	(1)(4)	-	-	(1,013,472)	2,694,198

- For administrative, disciplinary and criminal penalties	9,740	-		-	-	(4,740)	5,000

- Provisions for reorganization	2,616,915	2,373,713	(3)	227,853	3,703,183	(1,059,592)	-

- Provisions for termination plans	512,723	224,244		-	-	(282,950)	454,017

- Other	5,960,856	3,742,422	(2)	-	839,853	(3,491,132)	5,372,293

TOTAL PROVISIONS	10,763,091	8,385,192		227,853	4,543,036	(5,851,886)	8,525,508

(1)	Set up in compliance with the provisions of Comunication "A" 2950 and supplementary regulations of the BCRA.
(2)	Set up to cover for potential contingencies not considered in other accounts (civil, commercial, labor and other lawsuits), and as required by Memorandum 6/2017 issued by the BCRA.
(3)	See Note 23 to the Consolidated Financial Statements
(4)	It includes an increase of 2,664 for exchange differences in foreign currency for contingent commitments.

								EXHIBIT J

PROVISIONS
AS OF DECEMBER 31, 2021
(stated in thousands of pesos in constant currency - Note 2.1.5 to the consolidated financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 43)

				Decreases
Accounts	Balances						Monetary gain (loss) generated by provisions	Balances
	at the beginning	Increases		Reversals		Uses		as of 12.31.21
	of the year

INCLUDED IN LIABILITIES

- Provisions for contingent commitments	4,012,231	1,382,454	(1)(5)	2,344,672	(1)	-	(1,387,156)	1,662,857

- For administrative, disciplinary and criminal penalties	14,701	-		-		-	(4,961)	9,740

- Provisions for reorganization	5,966,220	4,411,298	(4)	576,486		5,648,848	(1,535,269)	2,616,915

- Provisions for termination plans	417,356	252,580	(2)	-		-	(157,213)	512,723

- Other	23,155,679	2,747,874	(3)	13,084,114	(6)	1,196,049	(5,662,534)	5,960,856

TOTAL PROVISIONS	33,566,187	8,794,206		16,005,272		6,844,897	(8,747,133)	10,763,091

(1)	Set up in compliance with the provisions of Comunication "A" 6868 and supplementary regulations of the BCRA.
(2)	Set up to cover private healthcare services.
(3)	Set up to cover for potential contingencies not considered in other accounts (civil, commercial, labor and other lawsuits), and as required by Memorandum 6/2017 issued by the BCRA.
(4)	See Note 23 to the Consolidated Financial Statements
(5)	It includes an increase of 28,268 for exchange differences in foreign currency for contingent commitments.
(6)	It includes 13,084,114 as tax provision reversals (see Note11.c) to the consolidated financial statements) recorded under Income Tax.

EXHIBIT K

CAPITAL STRUCTURE
AS OF DECEMBER 31, 2022
(stated in thousands of pesos constant currency- Note 2.1.5. to the consolidated financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 43)

SHARES					SHARE CAPITAL
Issued
Class	Number	Face	Votes	Outstanding	Treasury	Paid-in
		Value	per
		per share	share

COMMON	612,710,079	1	1	612,710	-	612,710	(1)

(1) Registered with the Public Register of Commerce.

EXHIBIT L

BALANCES IN FOREIGN CURRENCY
AS OF DECEMBER 31, 2022 AND 2021
(stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 43)

ACCOUNTS	TOTAL	AS OF 12.31.22 (per currency)				TOTAL
	AS OF					AS OF
ASSETS	12.31.22	Dollar	Euro	Real	Other	12.31.21

Cash and deposits in banks	248,413,103	241,650,711	6,289,801	34,874	437,717	291,819,728
Debt securities at fair value through profit or loss	3,520,000	3,520,000	-	-	-	-
Other financial assets	8,451,050	8,446,480	4,570	-	-	5,616,670
Loans and other financing	38,533,754	38,396,582	137,172	-	-	37,076,763
Non-financial government sector	47	47	-	-	-	25
Other financial institutions	651	651	-	-	-	327,917
Non-financial private sector and residents abroad	38,533,056	38,395,884	137,172	-	-	36,748,821
Other debt securities	5,466,376	5,466,376	-	-	-	4,185,661
Financial assets pledged as collateral	10,771,263	10,771,263	-	-	-	10,955,980
Investments in Equity Instruments	60,251	60,251	-	-	-	69,822

TOTAL ASSETS	315,215,797	308,311,663	6,431,543	34,874	437,717	349,724,624

	TOTAL	AS OF 12.31.22 (per currency)				TOTAL
	AS OF					AS OF
LIABILITIES	12.31.22	Dollar	Euro	Real	Other	12.31.21

Deposits	286,085,755	281,291,500	4,794,255	-	-	323,896,886
Non-financial government sector	6,429,453	6,401,954	27,499	-	-	6,257,327
Financial sector	86,240	84,772	1,468	-	-	68,008
Non-financial private sector and residents abroad	279,570,062	274,804,774	4,765,288	-	-	317,571,551
Other financial liabilities	21,896,248	20,919,414	855,481	-	121,353	20,014,128
Financing received from the BCRA and other financial institutions	1,109,729	1,023,014	86,715	-	-	991,012
Other non-financial liabilities	11,265,535	5,706,272	5,559,263	-	-	8,035,342

TOTAL LIABILITIES	320,357,267	308,940,200	11,295,714	-	121,353	352,937,368

			EXHIBIT N

FINANCIAL ASSISTANCE TO RELATED PARTIES
AS OF DECEMBER 31, 2022 AND 2021
(stated in thousands of pesos constant currency - Note 2.1.5 to the consolidated financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 43)

	Situation

Item	Normal	TOTAL

		12.31.22	12.31.21

1. Loans and other financing	15,787,236	15,787,236	17,988,642

- Overdrafts	25,395	25,395	4,950
With preferred guarantees and counter guarantees "A"	14,204	14,204	-
No preferred guarantees or counter guarantees	11,191	11,191	4,950

- Mortgage and pledge loans	23,648	23,648	216
With preferred guarantees and counter guarantees "B"	23,648	23,648	216

- Consumer loans	11,023	11,023	6,058
No preferred guarantees or counter guarantees	11,023	11,023	6,058

- Credit cards	72,113	72,113	82,255
No preferred guarantees or counter guarantees	72,113	72,113	82,255

- Other	15,655,057	15,655,057	17,895,163
No preferred guarantees or counter guarantees	15,655,057	15,655,057	17,895,163

2. Debt securities	-	-	1,519

4. Contingent commitments	290,228	290,228	2,651,132

TOTAL	16,077,464	16,077,464	20,641,293
ALLOWANCES	119,627	119,627	179,901

EXHIBIT O

DERIVATIVES
AS OF DECEMBER 31, 2022
(stated in thousands of pesos in constant currency - Note 2.1.5 to the consolidated financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 43)

Type of Contract	Purpose of the Transactions	Underlying Assets	Type of Settlement	Scope of Negotiation or Counterparty	Weighted Average Term Originally Agreed	Residual Weighted Average Term	Weighted Average Term of Differences Settlement	Amount

SWAPS	Financial transactions own account	Other	Upon maturity of differences	OTC - Residents in the country - Financial Sector	12	8	31	1,500,000

REPO TRANSACTIONS	Financial transactions own account	Other	Upon maturity of differences	OTC - Residents in the country - Financial Sector	1	1	3	58,592,720

FUTURES	Financial transactions own account	Foreign currency	Daily differences	ROFEX	3	2	1	317,939,122

FUTURES	Financial transactions own account	Foreign currency	Upon maturity of differences	OTC - Residents abroad	2	1	57	1,932,874

FUTURES	Financial transactions own account	Foreign currency	Upon maturity of differences	OTC - Residents in the country - Non-financial Sector	2	1	67	150,567,488

OPTIONS	Financial transactions own account	Other	Upon maturity of differences	OTC - Residents abroad	9	5	263	4,734,182

DERIVATIVES
AS OF DECEMBER 31, 2021
(stated in thousands of pesos in constant currency - Note 2.1.5 to the consolidated financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 43)

Type of Contract	Purpose of the Transactions	Underlying Assets	Type of Settlement	Scope of Negotiation or Counterparty	Weighted Average Term Originally Agreed	Residual Weighted Average Term	Weighted Average Term of Differences Settlement	Amount

SWAPS	Financial transactions own account	Other	Upon maturity of differences	OTC - Residents in the country - Financial Sector	11	2	19	350,628

REPO TRANSACTIONS	Financial transactions own account	Other	Upon maturity of differences	OTC - Residents in the country - Financial Sector	1	1	7	299,260,887

FUTURES	Financial transactions own account	Foreign currency	Daily differences	ROFEX	4	2	1	258,534,619

FUTURES	Financial transactions own account	Foreign currency	Upon maturity of differences	OTC - Residents in the country - Non-financial Sector	3	2	94	244,835,379

EXHIBIT P

CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES
AS OF DECEMBER 31, 2022
(stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 43)

Accounts	Amortized Cost	FV through OCI	FV through profit or loss		Fair value hierarchy
			Statutory measurement	Level 1	Level 2	Level 3
Financial assets
Cash and deposits in banks
Cash	117,455,917	-	-	-	-	-
Financial institutions and correspondents	178,415,422	-	-	-	-	-
Debt securities at fair value through profit or loss	-	-	25,519,962	3,917,279	21,602,683	-
Derivative instruments	-	-	2,268,201	-	2,268,201	-
Repo transactions
Argentine Central Bank (BCRA)	52,564,802	-	-	-	-	-
Other financial assets	28,385,031	-	-	-	-	-
Loans and other financing
Non-financial government sector	1,399	-	-	-	-	-
BCRA	9,034	-	-	-	-	-
Other financial institutions	17,999,645	-	-	-	-	-
Non-financial private sector and residents abroad	684,775,457	-	-	-	-	-
Overdrafts	62,947,418	-	-	-	-	-
Instruments	117,688,860	-	-	-	-	-
Mortgage loans	38,509,996	-	-	-	-	-
Pledge loans	8,796,138	-	-	-	-	-
Consumer loans	71,109,615	-	-	-	-	-
Credit cards	274,537,256	-	-	-	-	-
Finance leases	5,563,679	-	-	-	-	-
Other	105,622,495	-	-	-	-	-
Other debt securities	44,527,097	600,515,694	-	52,601,929	547,263,466	650,299
Financial assets pledged as collateral	29,493,073	16,699,438	-	16,187,316	512,122	-
Investments in equity instruments	-	60,468	877,879	877,879	60,468	-
TOTAL FINANCIAL ASSETS	1,153,626,877	617,275,600	28,666,042	73,584,403	571,706,940	650,299

						EXHIBIT P
						(Continued)

CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES
AS OF DECEMBER 31, 2022
(stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 43)

Accounts	Amortized Cost	FV through OCI	FV through profit or loss		Fair value hierarchy
			Statutory measurement	Level 1	Level 2	Level 3
Financial liabilities
Deposits
Non-financial government sector	9,680,134	-	-	-	-	-
Financial sector	608,498	-	-	-	-	-
Non-financial private sector and residents abroad
Checking accounts	253,478,640	-	-	-	-	-
Savings accounts	499,116,331	-	-	-	-	-
Time deposits and investments	534,605,058	-	-	-	-	-
Other	10,579,718	-	-	-	-	-
Derivative instruments	-	-	334,340	-	334,340	-
Repo transactions
Other financial liabilities	116,709,627	-	-	-	-	-
Financing received from the BCRA and other financial institutions	3,037,598	-	-	-	-	-
TOTAL FINANCIAL LIABILITIES	1,427,815,604	-	334,340	-	334,340	-

						EXHIBIT P

CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES
AS OF DECEMBER 31, 2021
(stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 43)

Accounts	Amortized Cost	FV through OCI	FV through profit or loss		Fair value hierarchy
			Statutory measurement	Level 1	Level 2	Level 3
Financial assets
Cash and deposits in banks
Cash	144,641,261	-	-	-	-	-
Financial institutions and correspondents	280,084,574	-	-	-	-	-
Debt securities at fair value through profit or loss	-	-	2,721,113	2,719,594	1,519	-
Derivative instruments	-	-	5,486,313	-	5,486,313	-
Repo transactions
Argentine Central Bank (BCRA)	267,934,977	-	-	-	-	-
Other financial assets	24,798,818	-	-	-	-	-
Loans and other financing
Non-financial government sector	1,441	-	-	-	-	-
Other financial institutions	24,086,229	-	-	-	-	-
Non-financial private sector and residents abroad	704,217,341	-	-	-	-	-
Overdrafts	43,883,358	-	-	-	-	-
Instruments	100,074,117	-	-	-	-	-
Mortgage loans	44,624,959	-	-	-	-	-
Pledge loans	9,478,923	-	-	-	-	-
Consumer loans	79,650,257	-	-	-	-	-
Credit cards	306,094,971	-	-	-	-	-
Finance leases	5,053,195	-	-	-	-	-
Other	115,357,561	-	-	-	-	-
Other debt securities	43,956,008	316,392,721	-	98,430,498	215,933,999	2,028,225
Financial assets pledged as collateral	30,516,071	8,988,656	-	8,988,656	-	-
Investments in equity instruments	-	70,288	4,249,004	748,613	70,287	3,500,391
TOTAL FINANCIAL ASSETS	1,520,236,720	325,451,665	12,456,430	110,887,361	221,492,118	5,528,616

						EXHIBIT P
						(Continued)

CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES
AS OF DECEMBER 31, 2021
(stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 43)

Accounts	Amortized Cost	FV through OCI	FV through profit or loss		Fair value hierarchy
			Statutory measurement	Level 1	Level 2	Level 3
Financial liabilities
Deposits
Non-financial government sector	25,857,759	-	-	-	-	-
Financial sector	737,083	-	-	-	-	-
Non-financial private sector and residents abroad
Checking accounts	331,981,163	-	-	-	-	-
Savings accounts	555,623,684	-	-	-	-	-
Time deposits and investments	450,692,104	-	-	-	-	-
Other	12,652,500	-	-	-	-	-
Derivative instruments	-	-	612,069	-	612,069	-
Repo transactions
Other financial liabilities	118,135,028	-	-	-	-	-
Financing received from the BCRA and other financial institutions	3,177,150	-	-	-	-	-
TOTAL FINANCIAL LIABILITIES	1,498,856,471	-	612,069	-	612,069	-

		EXHIBIT Q

BREAKDOWN OF PROFIT OR LOSS
AS OF DECEMBER 31, 2022 AND 2021
(stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 43)

Items	Net Financial Income/(Expense)
	Statutory measurement
	12.31.22	12.31.21
Due to measurement of financial assets at fair value through profit or loss
Income from government securities	10,679,557	5,290,090
Income from private securities	(7,402)	(2,032,687)
Income from financial derivative instruments
Forward transactions	1,492,046	6,309,957
Interest rate swaps	101,095	94,492
Put options	(34,657)	(2,302,454)
Income from other financial assets	19,644	8,717
Income from loans and other financing
To the financial sector	21	-
Income from sale or write-off of financial assets at fair value	4,388,676	-
Due to measurement of financial liabilities at fair value through profit or loss
Income/(loss) from other financial assets	(5,301)	-
TOTAL	16,633,679	7,368,115

Interest and adjustments due to application of effective interest rate of financial assets measured at amortized cost	Financial Income/(Expense)
	12.31.22	12.31.21
Interest income
Cash and deposits in banks	514,415	1,735,828
Government securities	14,226,852	9,332,224
Loans and other financing	319,216,766	222,478,401
To the financial sector	8,010,605	7,168,723
To the non-financial private sector
Overdrafts	28,774,464	16,497,070
Instruments	39,596,631	28,643,882
Mortgage loans	3,042,462	3,353,342
Pledge loans	2,761,950	3,102,131
Consumer loans	32,075,984	28,325,500
Credit cards	62,619,226	49,780,744
Finance leases	1,595,491	1,578,533
Other	140,739,953	84,028,476
Repo transactions	31,858,523	73,245,986
Argentine Central Bank (BCRA)	31,796,314	73,013,417
Other financial institutions	62,209	232,569
TOTAL	365,816,556	306,792,439

Interest expense
Deposits	(279,112,601)	(168,938,909)
Checking accounts	(39,664,114)	(26,886,481)
Savings accounts	(1,604,249)	(1,016,781)
Term deposits and investments	(237,838,015)	(141,027,327)
Other	(6,223)	(8,320)
Financing received from the BCRA and other financial institutions	(534,184)	(308,646)
Repo transactions	(26,871)	(5,515)
Other financial institutions	(26,871)	(5,515)
Other financial liabilities	(258,174)	(811,872)
TOTAL	(279,931,830)	(170,064,942)

				EXHIBIT Q
				(Continued)

BREAKDOWN OF PROFIT OR LOSS
AS OF DECEMBER 31, 2022 AND 2021
(stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 43)

Interest and adjustments due to application of effective interest rate of financial assets at fair value through OCI		Income for the year	OCI
	12.31.22	12.31.21	12.31.22	12.31.21
Private debt securities	662,812	305,251	118,722	57,004
Government debt securities	242,226,980	94,781,955	(12,892,128)	1,436,371
TOTAL	242,889,792	95,087,206	(12,773,406)	1,493,375

Commission income	Income for the year
	12.31.22	12.31.21
Linked to obligations	33,765,068	32,826,035
Linked to loans	917,320	1,081,137
Linked to loan commitments and financial guarantees	3,554	18,311
Linked to securities	907,751	1,128,510
Linked to cards	33,118,776	39,898,039
Linked to insurance	3,521,043	3,840,993
Linked to foreign trade and exchange transactions	3,521,768	4,008,489
TOTAL	75,755,280	82,801,514

Commission expenses	Income for the year
	12.31.22	12.31.21
Linked to transactions with securities	(15,701)	(23,315)
Linked to foreign trade and exchange transactions	(985,471)	(993,322)
Other	(33,435,424)	(39,704,590)
TOTAL	(34,436,596)	(40,721,227)

						EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES
AS OF DECEMBER 31, 2022
(stated in thousands of pesos in constant currency - Note 2.1.5 to the consolidated financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 43)

			ECL of remaining life of the financial asset
Accounts	Balances	ECL for the			Monetary	Balances
	as of 12.31.21	following	FI with significant	FI with credit	gain (loss)	as of 12.31.22
		12 months	increase of	impairment	generated by
			credit risk		allowances

Other financial assets	502,922	125,051	-	97,172	(308,669)	416,476

Loans and other financing	26,205,243	3,707,136	2,927,662	972,592	(12,905,804)	20,906,829
Other financial institutions	641,635	566,222	183,499	(2,690)	(487,721)	900,945
Non-financial private sector and residents abroad	25,563,608	3,140,914	2,744,163	975,282	(12,418,083)	20,005,884
Overdrafts	626,669	522,652	209,250	332,279	(648,392)	1,042,458
Instruments	1,170,687	185,772	(20,941)	(16,044)	(556,365)	763,109
Mortgage loans	1,431,984	65,078	263,388	848,189	(893,517)	1,715,122
Pledge loans	192,964	44,243	604	22,203	(111,508)	148,506
Consumer loans	5,001,884	376,074	(17,040)	1,354,402	(2,616,339)	4,098,981
Credit cards	9,475,453	1,337,225	2,958,061	1,527,812	(5,202,819)	10,095,732
Finance leases	183,043	33,174	8,239	62,798	(96,826)	190,428
Other	7,480,924	576,696	(657,398)	(3,156,357)	(2,292,317)	1,951,548

Other debt securities	29,433	23,071	-	-	(20,417)	32,087

Contingent commitments	1,662,857	1,373,183	638,080	33,550	(1,013,472)	2,694,198

TOTAL ALLOWANCES	28,400,455	5,228,441	3,565,742	1,103,314	(14,248,362)	24,049,590

PROJECT FOR THE DISTRIBUTION OF EARNINGS
FOR THE FISCAL YEAR ENDED
DECEMBER 31, 2022
(stated in thousands of pesos constant currency - Note 2.1.5. to the consolidated financial statements)
(Translation of Financial statements originally issued in Spanish - See Note 43)

RETAINED EARNINGS (1)	136,140,971

To Legal Reserve	(11,765,158)

SUBTOTAL 1	124,375,813

Other Comprehensive Income	(12,882,424)
Difference between measurement at amortized cost and at fair market value of government debt securities measured at amortized cost	(57,025)

SUBTOTAL 2	111,436,364

DISTRIBUTABLE BALANCE (2) (3)	111,436,364

To cash dividends	-

To unappropriated retained earnings	-

(1) It includes Optional Reserve for future distributions of earnings in the amount of 77,315,183.

(2) Pursuant to Section 3 - Verification of Liquidity and Solvency and Section 4 - Additional Margins of Capital of revised Text on Distribution of Earnings.

(3) The Board of Directors has decided to postpone the proposal for allocating income for fiscal year 2022 until the next Annual and Extraordinary Shareholders' Meeting.
The distribution of earnings is contingent up on the approval of the Annual and Extraordinary Shareholders' Meeting.
Prior approval of the BCRA is required (Note 43 to the Consolidated Financial Statements).
This project for the distribution of earnings may vary in accordance with the aforementioned authorizations.

REPORTING SUMMARY FOR

THE FISCAL YEAR ENDED

DECEMBER 31, 2022

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated financial statements)

Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements

These consolidated financial statements were prepared in accordance with the financial reporting framework set forth by the BCRA (Communication “A” 6114 of the BCRA, as supplemented). Save for the regulations set forth by the BCRA explained in the following paragraph, such framework is based on the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and adopted by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE, as per its Spanish acronym). The aforementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by Interpretations Committee of International Financial Reporting Standards (IFRIC) or the former Standards Interpretations Committee (SIC).

Out of the exceptions set forth by the BCRA to the application of current IFRS, the following affect the preparation of these consolidated financial statements:

a) Within the framework of the convergence process to IFRS established by Communication “A” 6114, as amended and supplemented, the BCRA provided that for fiscal years starting on and after January 1, 2020, financial institutions defined as “Group A” according to BCRA regulations, as such is the case of the Entity, are required to start to apply paragraph 5.5 “Impairment” of IFRS 9 “Financial Instruments” (paragraphs B5.5.1 through B5.5.55)except for exposures to the public sector, considering the exclusion set forth by Communication “A” 6847.

Had the above mentioned paragraph 5.5. “Impairment” been applied in full, according to the global estimate made by the Entity, as of December 31, 2022 and 2021, its shareholders’ equity would have been reduced by 4,482,561 and 3,723,823, respectively.

b) As of December 31, 2021, the Entity valued its remaining interest in Prisma Medios de Pago SA (“Prisma”) following the guidelines set forth by applicable rules and considering a valuation report as of December 31, 2020 issued by independent experts subject to the provisions of Memoranda No. 7/2019 and No. 8/2021 dated April 29, 2019 and May 22, 2021, respectively, received from the BCRA, which set forth specific provisions as regards the measurement of such interest. Considering those provisions, the Entity has made adjustments to the fair value previously determined (see Note 12.1).

Additionally, the Bank recognized an adjustment to previous years’ results, at the request of the BCRA. By means of Memorandum No. 8/2021 dated May 22, 2021, that is, subsequent to the financial statements as of December 31, 2020, the Bank was required to adjust the fair value recognized on its equity interest in Prisma Medios de Pago S.A. as of December 31, 2020.

For disclosure purposes only, such adjustment had an impact on the items “Investments in Equity Instruments” by 4,209,490 (decrease) and “Unappropriated retained earnings” by 2,946,642 (net decrease in deferred income tax) in the comparative Consolidated Statement of Financial Position and in the comparative Consolidated Statement of Changes in Shareholders’ Equity as of December 31, 2021.

Information not covered by the Auditors Report on the review of the consolidated financial statements.

In determining the valuation of such equity interest, the Bank followed the guidelines set out under applicable standards, also considering a valuation report as of December 31, 2020 issued by independent appraisers.

In March 2022, the shares corresponding to the aforementioned interest were transferred and the income (loss) from their sale was recorded in the quarter ended March 31, 2022. Had the IFRS been applied in order to determine the fair value above mentioned, the income (loss) of previous years and for the fiscal year ended December 31, 2022 shall have been changed. However, this situation does not generate differences as regards the shareholders’ equity value as of December 31, 2022.

c) On May 29, 2017, the BCRA issued Memorandum No. 6/2017 whereby the Entity was required to account for a provision in liabilities for the reassessment of income tax applying the inflation adjustment for tax purposes. As described in Note 11, such provision was fully reversed as from June 30, 2021.

Except as provided in the preceding paragraphs, the accounting policies applied by the Entity comply with the IFRS that have been currently approved and are applicable in the preparation of these consolidated financial statements in accordance with the IFRS as adopted by the BCRA as per Communication “A” 7411. In general, the BCRA does not allow the early application of any IFRS, unless otherwise specified.

These financial statements were approved by Banco BBVA Argentina S.A.’s Board of Directors on March 6, 2023.

In addition, the BCRA through Communications “A” 6323 and 6324 provided the guidelines for the preparation and presentation of financial statements of financial institutions for the fiscal years starting on or after January 1, 2018, including the additional reporting requirements as well as the information to be presented as Exhibits.

As a consequence of the application of those standards, the Bank prepares its financial statements according to the new financial reporting framework set forth by the BCRA as of December 31, 2022 and 2021.

Banco BBVA Argentina S.A. (NYSE; MAE; BYMA: BBAR; Latibex: XBBAR) is a subsidiary of the BBVA Group—its majority shareholder since 1996. In Argentina, it has been one of the major financial institutions since 1886. BBVA Argentina offers retail and corporate banking services to a broad customer base, including individuals, small-to-medium sized companies, and large corporations. As of December 31, 2022, the Entity's total assets, liabilities and shareholders' equity amounted to 1,958,836,856; 1,592,952,888; and 365,883,968; respectively.

The Entity offers its products and services through a wide multi-channel distribution network with presence in all the provinces in Argentina and the City of Buenos Aires, with more than 3.7 million active customers as of December 31, 2022. That network includes 243 branches providing services to the retail segment and also to small and medium sized-enterprises and organizations.

Information not covered by the Auditors Report on the review of the consolidated financial statements.

Corporate Banking is divided by industry sector: Consumers, Heavy Industries and Energy, providing customized services for large companies. To supplement the distribution network, the Entity has 881 ATMs, 856 self-service terminals, 15 in-company banks, two points of Customer service booths. Moreover, it has a telephone banking service, a modern, safe and functional Internet banking platform and a mobile banking app. As regards payroll, Banco BBVA Argentina SA. has 5,888 employees, including 93 employees of BBVA Asset Management Argentina S.A.U., PSA Finance Argentina Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A. (active employees at the end of the month, including structural, temporary and expatriate employees).

The loans portfolio net of allowance for loan losses totaled $ 717,096,502 as of December 31, 2022, reflecting a 2.88% decrease as compared to the previous year.

As it relates to consumer loans, including pledge loans, credit cards, mortgage loans and consumer loans, the latter jointly with credit cards decreased the least, by 10.59% in the case of consumer loans and 10.31% in credit cards, compared with December 31, 2021.

Banco BBVA Argentina S.A.'s consolidated market share in private-sector financing was 9.10% at fiscal year-end, based on the BCRA's daily information (principal balance as of the last day of each consolidated quarter).

In terms of portfolio quality, the Entity has managed to maintain very good ratios. The non performing ratio (Financings non performing/total financing) was 1.13%, with a coverage level (total allowances/non performing) of 242.23% as of December 31, 2022.

The exposure for securities as of December 31, 2022 totaled $ 723,188,069, including repos.

In terms of liabilities, customers’ resources totaled $ 1,313,820,228, with a 4.78% decrease over the last twelve months.

Banco BBVA Argentina S.A. consolidated market share in private deposits reached 6.64% at fiscal year-end, based on BCRA’s daily information (principal balance as of the last day of each quarter).

Breakdown of changes in the main income/loss items

Banco BBVA Argentina S.A. recorded an accumulated profit of 57,934,371 as of December 31, 2022, representing a return on average shareholders' equity of 17.53%, a return on average assets of 2.97%, and a return on average liabilities of 3.53%.

Accumulated net interest income totaled 339,439,957, up by 40.71% compared to December 2021. Such increase was driven by increased premiums for repurchase transactions with the financial sector and for interest from local financial institutions.

Information not covered by the Auditors Report on the review of the consolidated financial statements.

Accumulated net commission income totaled 46,472,828 accounting for a 1.39% increase compared to December 2021. This increase was due to an increase in commissions related to credits and obligations and lower commissions related to transactions with securities.

Accumulated administrative expenses and personnel benefits totaled 136,119,717, up by 9.62% vis-a-vis December 2021. This increase was due to a higher expense in representation and travel, leases and advertising.

Outlook

Despite the less favorable global context and the local environment signed by the difficulty of correcting current macroeconomic distortions and meeting the objectives established in the arrangements reached in March with the International Monetary Fund, the economic activity has shown certain dynamism in 2022. Available evidence suggests, according to BBVA Research, that GDP would have grown near 5.0% in 2022. Likewise, the global context, the high inflation (94.8% accumulated as of December and, foreseeably, around the same levels in 2023), the financial volatility, the uncertainty about the evolution of the economic policy and the limited margin for adopting new stimulus measures, support the expectations of a slight contraction of GDP in 2023.

The banking system is influenced by the high inflation scenario. At the end of December 2022 both private credit and private deposits, grew 66% and 93%, respectively, comparative with December 2021 (source: BCRA siscen reporting regime as of December 31, 2022. Capital balances as of the last day of each period, in nominal terms). Meanwhile, the total NPL ratio decreased to 3.0%, compared to 4.3% as of December 2021 (source: Banking Report, BCRA, latest available data November 2022).

BBVA Argentina continues to actively monitor its businesses, financial position, and results of operations, and believes it is competitively positioned to face the challenges posed by the prevailing context. The Bank’s funding costs are low due to an adequate deposit mix, a strong capital and liquidity position, and an optimal portfolio quality vis-a-vis the financial system.

Corporate responsibility is embedded in the Bank’s business model, driving financial inclusion and education, and supporting scientific research and culture. BBVA Argentina operates with uttermost integrity, long-term vision and best practices, and has a presence among the main sustainability indexes through BBVA Group.

Information not covered by the Auditors Report on the review of the consolidated financial statements.

The Bank's digital transformation is an inherent part of the way the institution does business. Our service offering has evolved in such a way that at the end of December 2022, the penetration of our digital customers reached 62%, remaining stable vis-a-vis the end of the previous year, while that of our mobile customers reached 55%, up from 53% a year ago. The response from our customers has been satisfactory, and we are convinced that this is the path to follow in order to maintain and expand our competitive positioning in the financial system. In the quarter, the acquisition of new digital customers over traditional ones was 70%.

The Bank’s goal for 2023 will be to maintain its current strength built all over the years, within the framework of a decisive year for Argentina.

Information not covered by the Auditors Report on the review of the consolidated financial statements.

CONSOLIDATED BALANCE SHEET STRUCTURE
COMPARATIVE WITH PREVIOUS FISCAL YEARS
(stated in thousands of pesos in constant currency - Note 2.1.5)

	12.31.22	12.31.21	12.31.20	12.31.19

Total assets	1,958,836,856	2,006,747,334	2,022,790,428	1,807,700,871

Total liabilities	1,592,952,888	1,689,990,471	1,717,726,963	1,504,058,684

Shareholders' Equity	360,480,705	310,510,876	298,776,731	297,327,844

Minority interest	5,403,263	6,245,987	6,286,734	6,314,343

Total Liabilities + Shareholders' Equity + Minority interest	1,958,836,856	2,006,747,334	2,022,790,428	1,807,700,871

CONSOLIDATED STATEMENT OF INCOME STRUCTURE
COMPARATIVE WITH PREVIOUS FISCAL YEARS
(stated in thousands of pesos in constant currency - Note 2.1.5)

	12.31.22	12.31.21	12.31.20	12.31.19

Net interest income	339,439,957	241,237,385	228,917,312	266,612,398

Net commission income	46,742,828	46,102,643	35,988,360	32,737,406

Net income from measurement of financial instruments at fair value through profit or loss	18,176,921	8,501,868	23,274,949	36,969,753
Net (loss) from write-down of assets at amortized cost and at fair value through OCI	289,948	(238,226)	(6,791,532)	(242,132)
Gold and Foreign currency quotation differences	8,076,977	10,790,706	18,310,996	43,221,141
Other operating income	21,162,193	15,761,823	18,457,610	51,785,619
Allowance for loan losses	(19,480,425)	(16,104,276)	(29,196,192)	(54,103,285)

Net operating income	414,408,399	306,051,923	288,961,503	376,980,900

Personnel benfits	(67,977,448)	(60,993,395)	(59,742,547)	(66,673,365)
Administrative expenses	(68,141,723)	(63,175,953)	(55,334,179)	(56,017,047)
Asset depreciation and impairment	(10,973,223)	(10,872,882)	(11,954,953)	(16,843,255)
Other operating expenses	(61,486,046)	(52,007,167)	(48,280,181)	(87,976,837)

Operating income	205,829,959	119,002,526	113,649,643	149,470,396

Income/(loss) from associates and joint ventures	(466,497)	(81,528)	802,335	(84,910)

Loss from net monetary position	(143,506,418)	(77,853,422)	(57,912,150)	(62,086,901)

Income before income tax from continuing activities	61,857,044	41,067,576	56,539,828	87,298,585

Income tax from continuing activities	(3,922,673)	155,399	(24,109,180)	(29,352,022)

Net income from continuing activities	57,934,371	41,222,975	32,430,648	57,946,563

Net income for the year	57,934,371	41,222,975	32,430,648	57,946,563

CONSOLIDATED CASH FLOW STRUCTURE
COMPARATIVE WITH PREVIOUS FISCAL YEARS
(stated in thousands of pesos in constant currency - Note 2.1.5)

	12.31.22	12.31.21	12.31.20	12.31.19

Net cash generated by / (used in) operating activities	110,475,964	227,347,138	(39,725,871)	178,285,279

Net cash used in investing activities	(27,152,872)	(14,604,755)	(6,989,981)	(458,177)

Net cash used in financing activities	(5,921,216)	(10,455,818)	(20,892,943)	(13,746,193)

Effect of exchange rate changes	1,212,110	(44,868,750)	30,776,671	61,385,520

Gain/loss on net monetary position of cash and cash equivalents	(207,642,509)	(179,332,543)	(141,418,084)	(210,241,457)

Total cash used in during the year	(129,028,523)	(21,914,728)	(178,250,208)	15,224,972

COMPARATIVE STATISTICAL DATA
WITH PREVIOUS FISCAL YEARS
(variation of balances over the previous fiscal year)

	12.31.22 / 12.31.21	12.31.21 / 12.31.20	12.31.20 / 12.31.19

Total loans	-2.88%	-10.10%	5.08%

Total deposits	-4.78%	5.49%	11.15%

Income/(loss)	40.54%	27.11%	-44.03%

Shareholders' Equity	15.51%	3.83%	0.47%

COMPARATIVE RATIOS
WITH PREVIOUS FISCAL YEARS

	12.31.22	12.31.21	12.31.20	12.31.19

Solvency (a)	22.97%	18.74%	17.76%	20.19%

Liquidity (b)	77.31%	76.37%	67.45%	69.89%

Tied-up capital (c)	34.45%	35.69%	36.08%	37.82%

Indebtedness (d)	4.35	5.34	5.63	4.95

(a) Shareholders’ Equity/Liabilities

(b) Sum of cash and deposits in banks, debt securities at fair value through profit or loss and other debt securities/deposits.

(c) Sum of property and equipment, miscellaneous assets and intangible assets/Shareholders’ Equity.

(d) Total liabilities/Shareholders’ Equity.

Information not covered by the Auditors Report on the review of the consolidated financial statements.

INDEPENDENT AUDITORS' REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

To the Directors of

BANCO BBVA ARGENTINA S.A.

CUIT (Argentine taxpayer identification number): 30-50000319-3

Registered address: Av. Córdoba 111

City of Buenos Aires, Argentina

I.	Report on financial statements

Introduction

1.	We have audited the accompanying consolidated financial statements of BANCO BBVA ARGENTINA S.A. (the “Bank”) and its subsidiaries, which comprise: (a) the consolidated statement of financial position as of December 31, 2022; (b) the consolidated statements of income and other comprehensive income, the changes in shareholders’ equity, and cash flows for the fiscal year then ended, and (c) a summary of significant accounting policies and other explanatory information included in the notes and exhibits that supplement them.

Responsibility of the Bank’s Management and Board of Directors in connection with the financial statements

2.	The Bank’s Management and Board of Directors are responsible for the fair preparation and presentation of the financial statements mentioned in paragraph 1 in conformity with the financial reporting framework set forth by the Central Bank of Argentina (BCRA) which, as indicated in Note 2 to the financial statements mentioned in paragraph 1, is based on IFRS (International Financial Reporting Standards), as issued by the IASB (International Accounting Standards Board) and adopted by the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), including the exceptions established by the BCRA explained in such note. The Bank’s Board and Management are also responsible for the internal control they may deem necessary for the financial statements to be prepared free of material misstatements, whether due to errors or irregularities.

Auditor’s responsibilities

3.	Our responsibility is to express an opinion on the financial statements mentioned in paragraph 1 based on our audit. We have performed our work in accordance with the auditing standard established by FACPCE Technical Resolution No. 37 and with the “Minimum standards on external audits” issued by the BCRA. Such standards require that auditors comply with the ethical requirements and plan and perform the audit to obtain reasonable assurance on the inexistence of material misstatements in the financial statements.

An audit comprises the application of procedures to obtain judgmental evidence regarding figures and information disclosed in financial statements. The procedures selected depend on the auditor's professional judgment, including the assessment of the risks of material misstatements of the financial statements, whether due to errors or irregularities. In making this risk assessments, the auditor considers the Bank’s internal control relevant to the preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Bank’s Board of Directors and Management, as well as evaluating the overall financial statement presentation.

We believe that the judgmental evidence we have obtained is enough and appropriate for our audit opinion.

Opinion

4.	In our opinion, the financial statements mentioned in paragraph 1 fairly present, in all material respects, the financial condition of BANCO BBVA ARGENTINA S.A. and its subsidiaries as of December 31, 2022, as well as the results of its operations, changes in shareholders’ equity and cash flows for the fiscal year then ended, in accordance with the financial reporting framework set forth by the BCRA and referred to in paragraph 2.

Emphasis on certain matters disclosed in the financial statements

5.	We would like to draw attention to the information contained in the following notes to the consolidated financial statements mentioned in paragraph 1:

a)	Note 2. “Basis for the preparation of these Financial Statements and applicable accounting standards – Applicable Accounting Standards” where the Bank quantifies the effects of the application of section 5.5 “Impairment in value” of IFRS 9 “Financial instruments” to financial assets that comprise exposures to the public sector, which were temporarily excluded from such application through BCRA Communiqué “A” 6847, which are explained in the note.

b)	Note 2. “Basis for the preparation of these Financial Statements and applicable accounting standards – Applicable Accounting Standards”, in relation to the measurement of the remaining investment in Prisma Medios de Pago S.A. where the Bank discloses that (i) as of December 31, 2021, to measure the fair value of a specific equity instrument it applied the requirements issued by the BCRA through the memorandum dated April 29, 2019, and March 22, 2021, and (ii) given that in March 2022 the shares related to the abovementioned interest were transferred, the proceeds from the sale thereof were booked under the net income for the current fiscal year, and this recognition method differs from the one that should have been afforded under IFRS.

c)	Note 2. “Basis for the preparation of these Financial Statements and applicable accounting standards – Applicable Accounting Standards”, in relation to Memorandum No. 6/2017 on reassessment of income tax whereby the Bank discloses that (i) for the purposes of measuring income tax liabilities it had applied the requirements established by BCRA Memorandum dated May 29, 2017 and (ii) due to the situation occurred in fiscal 2021 the accrual was fully reversed as of June 30, 2021, and the effects were booked under the net income for 2021; this recognition method differs from that which should have been applied under IFRS, since according to the latter, the effect should have been recognized in previous years.

These issues do not change the opinion stated in paragraph 4, but they should be taken into account by the users of IFRS for interpreting the accompanying financial statements mentioned in the paragraph 1.

6.	As further explained in Note 54 to the consolidated financial statements mentioned in paragraph 1, certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the financial reporting framework set forth by the BCRA but may not conform with the accounting principles generally accepted in other countries.

Other matters

7.	The Bank’s financial statements for the fiscal year ended December 31, 2021 were not audited by us but by other auditors, who on March 3, 2022, expressed an unqualified opinion with respect to the accounting standards set forth by the BCRA on said financial statements.

8.	We also issued a separate report on the separate financial statements of BANCO BBVA ARGENTINA S.A. as of the same date and for the same period indicated in paragraph 1.

II.	Report on other legal and regulatory requirements

In compliance with current regulations, we further report that:

a)	The consolidated financial statements mentioned in paragraph 1 are being transcribed to the Book of Balance Sheets for Publication of BANCO BBVA ARGENTINA S.A. and, in our opinion, have been prepared, in all material respects, in accordance with the applicable Argentine Business Associations Law provisions and the rules of the Argentine Securities Commission (“CNV”).

b)	The separate financial statements of BANCO BBVA ARGENTINA S.A. as of December 31, 2022 are being transcribed to the Book of Balance Sheets for Publication and, considering what was mentioned in Note 2.7 to the consolidated financial statements, they arise from accounting records kept, in all formal aspects, in accordance with the laws in force and the conditions set forth in Resolution No. DI-2021-6-APN-GRC#CNV of the CNV dated February 25, 2021.

c)	As of December 31, 2022, liabilities accrued in employee and employer contributions to the Integrated Pension Fund System, as recorded in the Bank’s accounting books, amounted to ARS 851,459,376 none of which was due and payable as of that date.

d)	The information included in the “Consolidated Balance Sheet Structure”, the “Consolidated Statement of Income Structure” and the “Consolidated Cash Flow Structure” of the Reporting Summary for the Fiscal Year ended December 31, 2022 filed by the Bank jointly with the financial statements to comply with CNV (Argentine Securities Commission) regulations, arises from the Bank’s accompanying consolidated financial statements as of December 31, 2022 and 2021, and as of December 31, 2020, and 2019, which are not included as exhibits. In addition, we report that the consolidated financial statements as of December 31, 2021, 2020, and 2019, to which we refer, which should be read jointly with this report, were audited by other auditors who issued their review reports on March 3, 2022, March 9, 2021, and February 18, 2020, respectively.

The figures of the comparative information have been restated to consider the changes in the currency general purchasing power and are thus stated in the constant currency as of the end of the reporting year.

e)	As of December 31, 2022, as.stated in Note 47 to the accompanying consolidated financial statements, the Bank carries shareholders’ equity and a contra account to eligible assets that exceed the minimum amounts required by relevant CNV regulations for these items.

f)	During the fiscal year ended December 31, 2022, we have invoiced fees for audit services rendered to BANCO BBVA ARGENTINA S.A., accounting for 100% of the total amount invoiced to the Bank for all services, 65.3% of the total audit services invoiced to the Bank and associates and 65.3% of the total invoiced to the Bank and associates for all services.

City of Buenos Aires

March 6, 2023

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

JAVIER J. HUICI
Partner
Certified Public Accountant (U.B.A.)

INDEPENDENT AUDITORS´ REPORT ON THE SEPARATE FINANCIAL STATEMENTS

To the Directors of

BANCO BBVA ARGENTINA S.A.

CUIT (Argentine taxpayer identification number): 30-50000319-3

Registered address: Av. Córdoba 111

City of Buenos Aires, Argentina

III.	Report on financial statements

Introduction

1.	We have audited the accompanying separate financial statements of BANCO BBVA ARGENTINA S.A. (the “Bank”), which comprise: (a) the separate statement of financial position as of December 31, 2022; (b) the separate statements of income and other comprehensive income, the changes in shareholders’ equity, and cash flows for the fiscal year then ended, and (c) a summary of significant accounting policies and other explanatory information included in the notes and exhibits that supplement them.

Responsibility of the Bank’s Management and Board of Directors in connection with the financial statements

2.	The Bank’s Management and Board of Directors are responsible for the fair preparation and presentation of the financial statements mentioned in paragraph 1 in conformity with the financial reporting framework set forth by the Central Bank of Argentina (BCRA) which, as indicated in Note 2 to the financial statements mentioned in paragraph 1, is based on IFRS (International Financial Reporting Standards), as issued by the IASB (International Accounting Standards Board) and adopted by the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), including the exceptions established by the BCRA explained in such note. The Bank’s Board and Management are also responsible for the internal control they may deem necessary for the financial statements to be prepared free of material misstatements, whether due to errors or irregularities.

Auditor’s responsibilities

3.	Our responsibility is to express an opinion on the financial statements mentioned in paragraph 1 based on our audit. We have performed our work in accordance with the auditing standard established by FACPCE Technical Resolution No. 37 and with the “Minimum standards on external audits” issued by the BCRA. Such standards require that auditors comply with the ethical requirements and plan and perform the audit to obtain reasonable assurance on the inexistence of material misstatements in the financial statements.

An audit comprises the application of procedures to obtain judgmental evidence regarding figures and information disclosed in financial statements. The procedures selected depend on the auditor's professional judgment, including the assessment of the risks of material misstatements of the financial statements, whether due to errors or irregularities. In making this risk assessments, the auditor considers the Bank’s internal control relevant to the preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Bank’s Board of Directors and Management, as well as evaluating the overall financial statement presentation.

We believe that the judgmental evidence we have obtained is enough and appropriate for our audit opinion.

Opinion

4.	In our opinion, the financial statements mentioned in paragraph 1 fairly present, in all material respects, the financial condition of BANCO BBVA ARGENTINA S.A. as of December 31, 2022, as well as the results of its operations, changes in shareholders’ equity and cash flows for the fiscal year then ended, in accordance with the financial reporting framework set forth by the BCRA and referred to in paragraph 2.

Emphasis on certain matters disclosed in the financial statements

5.	We would like to draw attention to the information contained in the following notes to the financial statements mentioned in paragraph 1:

a)	Note 2. “Basis for the preparation of these Financial Statements and applicable accounting standards” where the Bank quantifies the effects of the application of section 5.5 “Impairment in value” of IFRS 9 “Financial instruments” to financial assets that comprise exposures to the public sector, which were temporarily excluded from such application through BCRA Communiqué “A” 6847, which are explained in the note.

b)	Note 2. “Basis for the preparation of these Financial Statements and applicable accounting standards” , in relation to the measurement of the remaining investment in Prisma Medios de Pago S.A. where the Bank discloses that (i) as of December 31, 2021, to measure the fair value of a specific equity instrument it applied the requirements issued by the BCRA through the memorandum dated April 29, 2019, and March 22, 2021, and (ii) given that in March 2022 the shares related to the abovementioned interest were transferred, the proceeds from the sale thereof were booked under the net income for the current fiscal year, and this recognition method differs from the one that should have been afforded under IFRS.

c)	Note 2. “Basis for the preparation of these Financial Statements and applicable accounting standards” , in relation to Memorandum No. 6/2017 on reassessment of income tax whereby the Bank discloses that (i) for the purposes of measuring income tax liabilities it had applied the requirements established by BCRA Memorandum dated May 29, 2017 and (ii) due to the situation occurred in fiscal 2021 the accrual was fully reversed as of June 30, 2021, and the effects were booked under the net income for 2021; this recognition method differs from that which should have been applied under IFRS, since according to the latter, the effect should have been recognized in previous years.

These issues do not change the opinion stated in paragraph 4, but they should be taken into account by the users of IFRS for interpreting the accompanying financial statements mentioned in the paragraph 1.

6.	As further explained in Note 43 to the separate financial statements mentioned in paragraph 1, certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the financial reporting framework set forth by the BCRA but may not conform with the accounting principles generally accepted in other countries.

Other matters

7.	The Bank’s financial statements for the fiscal year ended December 31, 2021 were not audited by us but by other auditors, who on March 3, 2022, expressed an unqualified opinion with respect to the accounting standards set forth by the BCRA on said financial statements.

8.	We also issued a separate report on the consolidated financial statements of BANCO BBVA ARGENTINA S.A. and its subsidiaries as of the same date and for the same period indicated in paragraph 1.

IV.	Report on other legal and regulatory requirements

In compliance with current regulations, we further report that:

a)	In our opinion, the consolidated financial statements mentioned in paragraph 1 have been prepared, in all material respects, in accordance with the applicable Argentine Business Associations Law provisions and the rules of the Argentine Securities Commission (“CNV”).

b)	The separate financial statements mentioned in paragraph 1 are being transcribed to the Book of Balance Sheets for Publication and, considering what was mentioned in Note 2.7 to the consolidated financial statements, they arise from accounting records kept, in all formal aspects, in accordance with the laws in force and the conditions set forth in Resolution No. DI-2021-6-APN-GRC#CNV of the CNV dated February 25, 2021.

c)	As of December 31, 2022, liabilities accrued in employee and employer contributions to the Integrated Pension Fund System, as recorded in the Bank’s accounting books, amounted to ARS 851,459,376 none of which was due and payable as of that date.

d)	As of December 31, 2022, as.stated in Note 47 to the accompanying consolidated financial statements, the Bank carries shareholders’ equity and a contra account to eligible assets that exceed the minimum amounts required by relevant CNV regulations for these items.

e)	During the fiscal year ended December 31, 2022, we have invoiced fees for audit services rendered to BANCO BBVA ARGENTINA S.A., accounting for 100% of the total amount invoiced to the Bank for all services, 65.3% of the total audit services invoiced to the Bank and associates and 65.3% of the total invoiced to the Bank and associates for all services.

City of Buenos Aires

March 6, 2023

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

JAVIER J. HUICI
Partner
Certified Public Accountant (U.B.A.)

SUPERVISORY COMMITTEE'S REPORT

To the Shareholders of

BANCO BBVA ARGENTINA S.A.

Registered Office: Av. Córdoba 111

City of Buenos Aires

In our capacity as members of the Supervisory Committee of BANCO BBVA ARGENTINA S.A. (hereinafter, either “BBVA” or the “Entity”) designated at the Annual and Extraordinary Shareholders’ Meeting held on April 29, 2022, and in compliance with the terms of Section 294 of the Argentine Companies Law No. 19550, we have reviewed the consolidated statement of financial position as of December 31, 2022, the related consolidated statements of income, other comprehensive income, changes in shareholders' equity and cash flows for the year then ended, and certain exhibits and notes thereto, as well as the separate financial statements, which include the separate statement of financial position as of December 31, 2022, the statements of income, other comprehensive income, changes in shareholders' equity and cash flows, and certain exhibits and notes thereto.

The Entity is responsible for the preparation and presentation of the above-mentioned financial statements in accordance with the accounting standards applicable to financial institutions established by the Argentine Central Bank (BCRA), as well as for the design, implementation and maintenance of such internal control as the Entity might deem appropriate to prepare its financial statements free from material misstatements.

I.DOCUMENTS SUBJECT TO EXAMINATION

i.Financial statements for the fiscal year ended on December 31, 2022, presented on a comparative basis.

ii.Consolidated Statement of Financial Position.

iii.Consolidated Statement of Income.

iv.Consolidated Statement of Other Comprehensive Income

v.Consolidated Statement of Changes in Shareholders' Equity.

vi.Consolidated Statement of Cash Flows.

vii.Notes.

viii.Exhibits.

ix.Separate Statement of Financial Position.

x.Separate Statement of Income.

xi.Separate Statement of Other Comprehensive Income.

xii.Separate Statement of Changes in Shareholders' Equity.

xiii.Separate Statement of Cash Flows.

xiv.Notes.

xv.Exhibits.

II.SCOPE OF OUR EXAMINATION

We performed our examination in accordance with the terms of Argentine Companies Law No. 19550, as amended, and to the extent deemed relevant, in accordance with the provisions of Technical Pronouncement No. 37 issued by the Argentine Federation of Professional Councils in Economic Sciences. Such standards require that we examine the financial statements referred to in paragraph I in accordance with applicable generally accepted accounting principles in Argentina, and that we verify the consistency of the documents subject to review with the information on corporate decisions disclosed in minutes, and the compliance of such decisions with the Law and the corporate by-laws in all formal and documentary aspects.

In conducting our examination of the documents detailed in paragraph I, we have examined the work performed by the external auditors PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L., who issued their auditor report on March 3, 2022 including an unqualified opinion and an emphasis of matter paragraph concerning certain issues disclosed in the financial statements, which are described in paragraph III of this report.

Our work consisted in planning our examination, defining the nature, scope and timing of the procedures applied, and reviewing the conclusions of the audit performed by such auditors.

An audit entails performing procedures on a selective basis to obtain audit evidence about the disclosures included in the financial statements. The selected procedures depend on our professional judgment, including the assessment of the risk of material misstatements in the financial statements. In performing such risk assessment, we have considered the Entity's existing internal control on the preparation and presentation of the financial statements in order to select the appropriate auditing procedures in light of the circumstances, but not in order to render an opinion on the effectiveness of such internal control. An audit also involves assessing the accounting criteria used by the Entity, the material estimates made by the Board of Directors, and the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

EMPHASIS OF MATTER

In Note 2. “Basis for the preparation of these Financial Statements and applicable accounting standards – Applicable Accounting Standards” where the Bank quantifies the effects of the application of section 5.5 “Impairment in value” of IFRS 9 “Financial instruments” to financial assets that comprise exposures to the public sector, which were temporarily excluded from such application through BCRA Communiqué “A” 6847, which are explained in the note.

In Note 2. “Basis for the preparation of these Financial Statements and applicable accounting standards – Applicable Accounting Standards”, where the Bank discloses that (i) as of December 31, 2021, to measure the fair value of a specific equity instrument it applied the requirements issued by the BCRA through the memorandum dated April 29, 2019, and March 22, 2021, and (ii) given that in March 2022 the shares related to the abovementioned interest were transferred, the proceeds from the sale thereof were booked under the net income for the current fiscal year, and this recognition method differs from the one that should have been afforded under IFRS.

In Note 2. “Basis for the preparation of these Financial Statements and applicable accounting standards – Applicable Accounting Standards”, whereby the Bank discloses that (i) for the purposes of measuring income tax liabilities it had applied the requirements established by BCRA Memorandum dated May 29, 2017 and (ii) due to the situation occurred in fiscal 2021 the accrual was fully reversed as of June 30, 2021, and the effects were booked under the net income for 2021; this recognition method differs from that which should have been applied under IFRS, since according to the latter, the effect should have been recognized in previous years.

Other matters

The Entity’s financial statements for the fiscal year ended December 31, 2021 were not audited by the current auditors but by other auditors, who on March 3, 2022, expressed an unqualified opinion with respect to the accounting standards set forth by the BCRA on said financial statements..

These matters do not change the opinion expressed but they should be taken into account by those who use IFRS for the interpretation of the financial statements indicated in paragraph 1.

IV OPINION

We have examined the Entity's financial statements as of December 31, 2022 and, in our opinion, the accompanying financial statements present fairly, in all material aspects, the financial position of BBVA Argentina S.A. as of December 31, 2022, as well as their profits and losses, changes in shareholders' equity, and cash flows for the fiscal year then ended in accordance with the financial reporting framework established by the BCRA which is described in Note 2 to such financial statements.

INFORMATION REQUIRED BY APPLICABLE PROVISIONS.

We hereby report that the figures disclosed in the accompanying financial statements arise from the Entity's financial records which have been kept, in all formal aspects, in accordance with applicable legal and regulatory standards. Furthermore, the financial statements are pending transcription into the Financial Statements for Reporting Purposes book, and considering what was mentioned in Note 2.7 to the consolidated financial statements, they arise from accounting records kept, in all formal aspects, in accordance with the laws in force and the conditions set forth in Resolution No. DI-2021-6-APN-GRC#CNV of the CNV dated February 25, 2021.

We further represent that, during the reporting year, we have carried out all duties, to the extent applicable, set forth in Section 294 of Law No. 19550, including attending Board of Directors' meetings.

We have also reviewed the compliance with performance bonds required of directors and they with the provisions of General Resolution No. 7/2015 of the Argentine Superintendence of Corporations (IGJ).

We further represent that any member of this Supervisory Committee is individually authorized to sign, on behalf of such committee, all documents referred to in the first paragraph herein and all copies of this report.

City of Buenos Aires, March 6, 2023

GONZALO VIDAL DEVOTO
LAWYER C.P.A.C.F. Volume 97 – Page 910
On behalf of the Supervisory Committee